Form 10-K405, Exhibit 13
period 1995-06-30
ANALYSTS INTERNATIONAL CORP
filed 1995-09-28
CIK 6292

                                   EXHIBIT 13



                                  ANNUAL REPORT

                       ANALYSTS INTERNATIONAL CORPORATION


The Company offers a variety of computer software services to a wide range of industries, including consulting, project management, systems analysis and design, programming, software maintenance and training.











                                About the cover:

The emblem pictured on the cover is awarded in the form of a medallion to AiC employees to recognize outstanding performance. The words - "Excellence, Integrity, Innovation" - are the principles that have guided the Company since its founding.

ANALYSTS INTERNATIONAL CORPORATION

FINANCIAL HIGHLIGHTS
(dollars in thousands except per share amounts)

                                              Year Ended June 30     % Increase
                                              1995           1994    (Decrease)
                                         ---------      ---------    ----------
Revenues                                 $ 218,426      $ 175,982          24.1
Income before income taxes                  18,530         12,775          45.0
Net income                                  11,256          7,951          41.6

Per share of common stock:
  Net income                             $    1.55      $    1.10          40.9
  Shareholders' equity                        6.22           5.14          21.0
  Dividends declared                           .52            .48           8.3

Average common and common equivalent
   shares outstanding                    7,274,000      7,212,000            .9

Number of personnel                          3,170          2,600          21.9

Return on equity                              27.6%          23.3%         18.5
Current ratio                                 3.33           4.20         (20.7)
Working capital                          $  39,767      $  31,473          26.4
Long-term debt                           $       0      $       0            --

[PHOTO]
FREDERICK W. LANG AND VICTOR C. BENDA

TO OUR SHAREHOLDERS:




Fiscal 1995 was the best year ever for Analysts International Corporation. Revenue and net income both reached record high levels. We also reached two significant milestones -- revenues surpassed $200 million and our staff increased to more than 3,000.


RECORD REVENUES AND EARNINGS

Revenues were $218,426,000 for the year, up 24.1 percent from last year's $175,982,000.
     Net income reached $11,256,000, equal to $1.55 per share. This was an increase of 40.9 percent from 1994, when we earned $7,951,000, or $1.10 per share. After-tax margins improved to 5.2 percent from 4.5 percent in 1994.


DIVIDEND INCREASE

Regular quarterly dividends were declared during 1995 at the rate of 13 cents per share, an increase of 8.3 percent over the dividend rate in the previous year.
     At their meeting in August 1995, the directors again increased the dividend. The new quarterly rate is 15 cents per share, a 15.4 percent increase.

     AiC is one of the few companies that has been able to grow entirely through internal expansion and finance its growth with internally generated funds while maintaining substantial dividends. We are able to do this because of our strong balance sheet, which continues to be free of any long-term debt.


STAFF EXCEEDS 3,000 IN 27 BRANCHES

Our staff expanded in line with the revenue increase to a total of 3,170 at year end. We added 570 people, most of them billable technical personnel, during the year.
     The number of branch offices grew to 27 with the addition of Cincinnati and Tulsa. Branch offices include a sales and recruiting staff in addition to the technical people who support and manage projects for our clients.
     We also maintain a number of field offices, strategically located to meet the needs of specific customer projects.


INDUSTRY GROWTH CONTINUES

The professional services segment of the software industry continues to expand, with growth of 14 percent annually projected for the next five years. AiC has traditionally grown faster than the industry and our annual growth target continues to be 20 percent.

[PHOTO]
TRANSQUEST PROVIDES COMPUTING AND COMMUNICATIONS SERVICES FOR DELTA AIR LINES AND OTHER CUSTOMERS IN THE TRAVEL AND TRANSPORTATION INDUSTRIES.

[PHOTO]
DAVID JENKINS, AIC STAFF MANAGER (STANDING) WITH TRANSQUEST'S BILL ELDER AND PATTY WALTER.

TRANSQUEST
AN AT&T AND DELTA AIR LINES JOINT VENTURE
ATLANTA, GEORGIA


In 1994 Delta Air Lines and AT&T Global Information Solutions created a joint venture called TransQuest. Its mission: To be the world's best provider of information systems and services to the travel and transportation industries.
     Based in Atlanta, TransQuest employs approximately 1,200 people and expects to sell nearly $3 billion in technology products and services to Delta alone over the next decade. Beyond that, the company is marketing computing and communications solutions to other companies in the travel and transportation industries, drawing on Delta's industry experience and AT&T's communications and computing capabilities.
     "AiC is one of a very select few approved vendors for procurement of consulting, programming and technical staff," said Gary Phanco, of TransQuest's contract resources management office. "They have a very strong, very ethical branch management here in Atlanta -- very responsive to our requirements. They have been highly effective in providing complementary expertise -- specialists in project management, business analysis, network integration, information architecture and mainframe and client/server architecture systems building.
They have done a tremendous job of screening talent for us, so we don't have to invest our time in that."
     Transquest is described by Delta and AT&T as a strategic initiative designed to enhance Delta's competitiveness by providing immediate access to world class, state-of-the-art technology, while at the same time creating a potential new source of long-term revenues.
     "The bottom line is, we're in an extremely competitive marketplace -- one that requires improvements in productivity," Phanco said. "AiC provides a way to complement the resources we have on staff during a specific period of need, helping to drive operating costs down."

     Among trends supporting this growth is the increase in outsourcing of programming needs. Corporate staffs are shrinking, generally, and companies are contracting out activities which are peripheral to their principal business. In a growing number of companies, AiC has assumed responsibility for maintenance and modification of existing legacy systems, freeing the corporate staff to focus on core competencies. We also are an efficient source of the specialized expertise that is difficult to maintain on a corporate staff.
     There also continues to be a backlog of software needs at most companies. Management's needs for sophisticated computer applications are simply growing faster than they can be met by corporate staffs.


AIC EXPANDS OUTSOURCING

We recently signed a major outsourcing contract with U S West Inc., under which AiC is the principal vendor supplying leased technical personnel to U S West's data processing operations. We have formed a new division, AiC TechWest, with headquarters in Denver, to manage the U S West business.
     At present levels of support, the three-year contract will add approximately $50 million to our annual revenues. AiC currently has about 175 people working in various locations on projects for U S West. Under terms of the contract, AiC also manages a number of

[PHOTO]
THE OMAHA HOUSING AUTHORITY HAS CREATED A CONSTRUCTION TRAINING PROGRAM FOR RESIDENTS IN WHICH THEY WORK SIDE-BY-SIDE WITH OHA JOURNEYMEN TO LEARN CARPENTRY, ELECTRICAL AND PLUMBING SKILLS.

[PHOTO]
DEAN LOCKETT OF AIC (CENTER) WITH LAURIE PIEPER, OHA'S DIRECTOR OF HUMAN RESOURCES, AND ROBERT ARMSTRONG, OHA PRESIDENT.

OMAHA HOUSING AUTHORITY
OMAHA, NEBRASKA

Laurie Pieper, Human Resources Director for the Omaha Housing Authority, got an emergency call at home on a Saturday afternoon last March: The OHA's entire three-person computer management and programming staff, which was in the midst of a difficult conversion from a Wang environment to AS/400, RPG language, had given up and walked off the job.
     Pieper knew that a serious disruption in the flow of data processing could be crippling to the administration of OHA, which operates nearly 7,000 housing units in multiple Omaha neighborhoods. The OHA and its president, Robert Armstrong, have been widely recognized as role models for the public housing industry and honored for innovative programs to help public housing residents become economically and socially independent. The OHA philosophy: "We do not want the public housing children of today to have a need for public housing when they are adults."
     After listening to a farewell voice-mail message from the departing computer crew, Pieper acted swiftly.
     "I immediately telephoned AiC, and someone was in the office -- on a Saturday afternoon!" she recalled. "I said, 'Help! Here's my situation. We've got 260 fulltime employees, but no computer manager or programmers except the three people who just quit. I need the best you've got!'"
     AiC went to work on the problem immediately, providing a consultant who was able to take over day-to-day direction of the department and the conversion process the following week. One of his first challenges: a programming problem that was threatening to block issuance of more than a thousand checks to private landlords who provide rental assistance housing units through OHA. The AiC staff worked up a program overnight that successfully generated the checks -- on time.
     Pieper was familiar with AiC, because the OHA had already begun to look to it for programming help in the Wang-AS/400 conversion.
     "I had met with AiC representatives and was favorably impressed with their ability to pull in what was needed and to communicate with non-technical people," Pieper said. "We are still pleasantly impressed with AiC."

subcontractors who currently supply about 600 workers. We expect the long-term effect to be very positive for AiC, although margins will be reduced.
     The new agreement significantly expands the scope of our services to U S West, one of our long-time customers, and makes AiC a major participant in the growing outsourcing market.



QUALITY EMPHASIS CONTINUES

We continued to refine and evolve our Total Quality Management program in 1995. This four-year-old initiative formalized the emphasis on excellence and quality that has been a hallmark of our operations since the company's inception 29 years ago.
     Our TQM approach has three primary components:
     - A strong focus on our customers' needs and expectations, and their opinion of AiC as a vendor.
     -    Periodic self-assessments at all levels of the company.
     -    On-going processes to correct flaws identified by the program.

[PHOTO]
THE 3M VIDEODISC IS ONE OF APPROXIMATELY 60,000 PRODUCTS MANUFACTURED AND MARKETED BY 3M THROUGH MORE THAN 50 DIVISIONS AND FOREIGN SUBSIDIARIES.

[PHOTO]
(FROM LEFT) MIKE LEGUT, 3M; MAUREEN MURPHY AND KEVIN TIBERG, AIC CONSULTANTS; PETER ATKINS, 3M.

3M
ST. PAUL, MINNESOTA

Innovation is as closely associated with 3M Company as Scotch Tape or Post-it Notes. The company consistently ranks in the Top Ten on Fortune magazine's annual list of "America's Most Admired Companies," receiving especially high marks for the fresh new product ideas that flow from its multiple business sectors year after year. Its emphasis on innovation has produced a multinational organization with annual sales of $15 billion from some 60,000 products manufactured and marketed by more than 50 divisions and foreign subsidiaries serving all principal overseas markets in 57 countries. First-year sales of new products totaled $1 billion in 1994, a year in which 3M generated 543 patents, a record for the company.
     3M's relationship with AiC illustrates how 3M works to promote innovation through an environment of continuing opportunity for professional growth and challenge for 3M's employees.
     A Preferred Vendor to 3M since 1988, AiC was 3M's choice to undertake a pilot program of outsourcing the maintenance of "legacy" software -- software that was written for use on earlier generations of computer technology but that continues to perform important functions at acceptable performance levels. Maintenance of legacy software can be difficult for companies such as 3M because the technical skills needed can be hard to find and because programmers often prefer new development projects involving new technology rather than maintaining existing programs operating in dated technical environments. One of the important benefits of outsourcing application maintenance is to free valuable employees for more strategic projects.
     AiC's assignment, beginning in early 1994, was to take over support of a critical portfolio of legacy software used in the 3M financial systems area. AiC's project team of seven consultants, under the direction of the AiC project manager, is responsible for resolving production problems, enhancing and modifying the software to meet changing user needs and keeping the software in sync with changes to the hardware and operating system environment.
     "What we've been able to do is put more of our 3M people into new applications development," said Peter Atkins, Director, IT Financial Systems. "We have more satisfied 3M people moving into areas with more challenges and more opportunity."
     The AiC team began working with their 3M counterparts in February 1994. "By June they were pretty much independent, and our people went into their new assignments," Atkins said.
     Since then the AiC team has been managing the systems in their entirety -- monitoring, maintaining and enhancing them, answering client questions and providing other client support -- and adding more systems to its portfolio of responsibilities.
     "I've been very pleased with AiC's ability to complete work requests to respond quickly and to communicate effectively" Atkins said. "The feeling is they care."

     The aim of the program is Total Customer Satisfaction. To achieve this, we must know what every client expects and plan our work to meet and then exceed their expectations. We measure the level of customer satisfaction through frequent interaction with them and, more formally, through a comprehensive annual survey.
     Repeat business continues to support our growth. To that end, we believe providing quality customer service and achieving our strategic business goals are complementary and inseparable. In 1995, 85 percent of our business came from clients with whom we had previously done business. These relationships tend to be very long term; we have worked an average of 14 years for our 20 largest clients.


ENGAGEMENTS SHOW DIVERSITY, INCREASING RESPONSIBILITY

During 1995, AiC provided services to a total of 740 clients involving 3,835 different projects. The diversity of these assignments is evident in the case histories featured in this year's report.
     Increasingly, AiC is assuming project management responsibility, under which the client provides us with their objectives and

[PHOTO]
MARITZ INC. DELIVERS A WIDE RANGE OF CUSTOM-DESIGNED PERFORMANCE IMPROVEMENT SERVICES FROM ITS SUBURBAN ST. LOUIS CAMPUS.

[PHOTO]
(FROM LEFT) DAN GABRIEL, AIC; ROBERT L. JOHNSON, MARITZ CORPORATE VICE PRESIDENT AND DIRECTOR, DATABASE MARKETING DIVISION; STEPHEN RUBIN, AIC; CONNIE CONROY, TRAFFIC DIRECTOR FOR MARITZ DIRECT MAIL SERVICES.

MARITZ PERFORMANCE IMPROVEMENT COMPANY
ST. LOUIS, MISSOURI

Maritz Performance Improvement Company is one of the primary operating units of Maritz Inc., the largest provider of integrated performance improvement services in the world. Maritz Inc. generated $1.66 billion in annual revenues internationally in its most recent fiscal year through marketing services, employee involvement programs and travel services.
     The fastest-growing segment of Maritz Performance Improvement is the Database Marketing Division, which was established three years ago to help client companies expand their marketing efforts into direct mail, telemarketing and customer database research. By 1994, Database Marketing found itself handling a dramatic surge of extensive and aggressive direct mail campaigns by both new and existing clients. These client-driven efforts often involve multi-piece printed packages sent to millions of homes and businesses across the country. A single major client required mailing more than 90 million pieces in 1994 -- with all printed materials coming from Maritz headquarters in suburban St. Louis, Missouri.
     A major challenge for Maritz was tracking the multi-layered deadlines needed to produce this high volume of print production. Maritz approached AiC in search of the expertise and experience needed to handle the software requirements of this intricate and expanding scheduling problem. AiC worked with Maritz representatives to study the scope of the project, to identify and set priorities in the development of the solution, and -- finally -- to develop the custom software needed to support Maritz's custom Traffic Management System.
     When the project was completed, AiC had developed custom software that produces management reports on a department-wide scale down to individual employee reports that specify daily deadlines on every printed piece produced by the Direct Mail Services Department.
     AiC representatives have continued their working relationship with Maritz. AiC is helping Maritz to redevelop a key business system that Maritz uses to aid its clients in improving performance in such areas as sales, marketing, quality, customer satisfaction and cost reduction.

we manage the software development project against those objectives. In these situations, we provide the methodology, the technical people who execute the assignment and the management personnel who supervise them.


POSITIVE OUTLOOK FOR 1996

The economy remains strong, and we believe we are positioned well to make further gains in 1996. We look forward to reporting to you on our continued progress.



Sincerely,

/s/ Frederick W. Lang              /s/ Victor C. Benda

Frederick W. Lang                  Victor C. Benda
CHAIRMAN AND                       PRESIDENT AND CHIEF
CHIEF EXECUTIVE OFFICER            OPERATING OFFICER



AUGUST 17, 1995

[PHOTO]
KEY SERVICES' ON-LINE DELIVERY SYSTEM PROVIDES REAL-TIME DELIVERY OF INFORMATION TO BRANCHES, TO ATMS AND DIRECTLY TO CUSTOMERS OF THE KEY FAMILY OF BANKS.

[PHOTO]
JOANN MCKISSACK, AIC SENIOR CONSULTANT, WITH WERNER SONNTAG, KEY SERVICES PROJECT MANGER.


KEY SERVICES CORPORATION
A SUBSIDIARY OF KEYCORP
CLEVELAND, OHIO


Key Services Corporation provides MIS services to KeyCorp, one of the nation's largest multibank holding companies, with assets of $67 billion and more than 1,300 branch and affiliate offices in 25 states from Maine to Alaska.
     The Key family of banks includes the Great Lakes Region's Society National Bank -- a regional banking power headquartered in Cleveland along with Key Services Corporation and the parent company. AiC has a long-standing relationship with Society National and has worked closely with Key Services to support KeyCorp's objective of maintaining a leadership role in the financial services industry by providing customers with innovative products, services and delivery methods.
     For example, the Teller and ATM Systems Department of Key Services Corporation provides real-time delivery of information to branches, ATMs, all customer-service representatives and directly to customers through Voice Response Units. AiC has played an important role in the development, implementation and support of the on-line delivery system (OLDS), a CICS/DB2 host-based system, to provide this information directly to customers and to other computer systems.
     "A priority for the Teller/ATM Systems Department is the delivery of high-quality products and services," said Key Service's Maureen McCutcheon, Vice President and Department Manager. "Our partnership with Analysts International Corporation has been very beneficial to achieving these goals. Meeting or exceeding our companies' expectations has been a common goal for AiC and Key Services."
     AiC has been involved in the development of OLDS from the beginning, participating in planning sessions, analysis, programming, implementation and on-going development and support of the system. Key Services is currently expanding the OLDS system beyond Society National Bank and the Great Lakes Region to the rest of the Key family of banks, with continuing support from AiC.

[PHOTO]
ILLINOIS STUDENT ASSISTANCE COMMISSION
DEERFIELD, ILLINOIS

ISAC PROVIDES STUDENTS WITH DETAILED GUIDANCE TO THE MANY FINANCIAL ASSISTANCE PROGRAMS IT ADMINISTERS -- PLUS ACCESS TO A DATABASE CONTAINING UPDATED INFORMATION ON MORE THAN 200,000 AVAILABLE FEDERAL, STATE AND PRIVATE AID SOURCES.

[PHOTO]
(FROM LEFT) MARK HOLYSZ, MARK BARUCH AND KATHY SHIRAGA OF ISAC; PETE BLACKWELL, AIC SENIOR CONSULTANT; DICK LANE, AIC PROJECT MANAGER.

     The Illinois Student Assistance Commission, or ISAC, is the agency responsible for administering student financial assistance programs such as scholarship, grant and loan programs in Illinois -- nearly $650 million worth in 1994. Phone calls from students, parents, high school counselors, college and university financial aid administrators and lenders flow in to the agency at the rate of more than one a minute. Loans guaranteed by ISAC are disbursed at a rate of more than 3,300 a week.
     "We are a massive data collector, the handler and manipulator of critical information on behalf of a wide variety of partners necessary to make higher education work from a financial aid standpoint," said Sheila Bourque, Director of MIS. Each piece of that data is a piece of someone's hopes and dreams, she notes. So it must be handled with great care and precision as well as speed and efficiency.
     AiC has been a part of that effort since 1985, supplementing the agency's internal staff in developing and improving the agency's information technology infrastructure. Recently, AiC managed a project involving the development and implementation of two significant enhancements to application software systems that have enabled the Commission to replace time-consuming manual applications and related paperwork with a complete electronic services package.
     The applications are iSTAR (School Transmission of Aid Records) and iGOLD (Guarantee Origination and Loan Disbursement), both PC-based. They are designed to help schools and lenders simplify and expedite the delivery of federally guaranteed student loans administered by ISAC. iSTAR enables schools to transmit loan requests directly to the Commission electronically; iGOLD provides a similar electronic link with lenders. The resulting paperless system has dramatically speeded up a process in which everything was hand-written and transmitted by mail.
     Disbursement time has been compressed from days to hours. iSTAR and iGOLD and their mainframe counterparts are now involved in more than 65 percent of the agency's loan guarantees. Together they permit a full-service electronic funds transfer, eliminating lines of students waiting to pick up loan checks.
     "AiC gives us a lot more flexibility in our approach to the challenges we face as a state agency," Bourque said. "I can't afford to hire a specialized skill forever when I only need it for a short time. We must continue to make improvements in the administration and delivery of financial aid programs. At the same time, we have to keep up with changes in Federal regulations. We need to respond very quickly and be very agile in those responses -- and to be very cost effective."

REPORT OF MANAGEMENT


The consolidated financial statements of Analysts International Corporation published in this report were prepared by company management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the statements.

AiC maintains an internal control structure adequate to provide reasonable assurance its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. The structure is enforced by written policies and procedures, internal audit activities and a qualified financial staff.

Our independent auditors, Deloitte & Touche LLP, provide an objective independent review by audit of AiC's consolidated financial statements and issuance of a report thereon. Their audit is conducted in accordance with generally accepted auditing standards.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to appraise the adequacy and effectiveness of the audit functions, internal control structure and quality of our financial accounting and reporting.


/s/ Frederick W. Lang                        /s/ Gerald M. McGrath

Frederick W. Lang                            Gerald M. McGrath
Chairman and Chief Executive Officer         Vice President, Treasurer and
                                             Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS


As a means of better explaining the Company's operations and results, the following table illustrates the relationship between revenues and expense categories for the three years ended June 30, 1995, 1994, and 1993.

     ---------------------------------------------------------------------------
                                                           Percent of Revenues
                                                      -------------------------
     Year Ended June 30,                              1995      1994       1993
                                                      ----      ----       ----
     Revenues                                        100.0%    100.0%     100.0%
     Salaries, contracted services and
       direct charges                                 71.3      71.2       70.5
     Selling, administrative and other
       operating costs                                20.6      21.7       21.3
     Non-operating income                              0.4       0.1        0.3
     ---------------------------------------------------------------------------
     Income before income taxes                        8.5       7.2        8.5
     Income taxes                                      3.3       2.7        3.3
     ---------------------------------------------------------------------------
     Net income                                        5.2%      4.5%       5.2%
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------


RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The 24.1% increase in revenues between fiscal 1995 and 1994 and the 10.2% increase between fiscal 1994 and 1993 resulted primarily from increases in billable hours of service rendered to clients as reflected by the increases in technical staff. Rate increases have not contributed significantly to the revenue increases because prevailing competitive conditions in the industry have made it difficult for the Company to increase the hourly rates it charges for services.

Business done under separate contracts with various divisions and operating units of one customer accounted for approximately 20%, 29% and 36% of revenues for fiscal years 1995, 1994 and 1993, respectively. Foreign operations are insignificant.

Personnel totalled 3,170 at June 30, 1995, compared to 2,600 at June 30, 1994 and 2,270 at June 30, 1993; substantially all of the increases consist of billable technical staff.

Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, remained essentially constant as a percentage of revenues between fiscal 1995

(71.3%) and fiscal 1994 (71.2%) as a consequence of the Company's ability to maintain a balance between its billing rates and labor costs. Maintaining this balance has involved controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of its billable technical staff. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand. Intense competition in the industry makes it difficult to pass cost increases on to customers, and unfavorable economic conditions could adversely affect productivity. The ratio of labor costs to revenues will also be affected by outsourcing contracts recently entered into with two major customers; these contracts are expected to generate higher revenue volumes but at lower margins. This category of expense increased between fiscal 1994 (71.2%) and fiscal 1993 (70.5%) because increased labor costs were not entirely passed on to customers in the form of rate increases and because some of the rates charged by the Company for certain services to its major customer were significantly reduced effective as of the third quarter of fiscal 1994. While the Company has taken steps to reduce this category of expense, there can be no assurance the Company will be able to maintain gross margins at the levels experienced in fiscal 1995 and 1994 or to reduce costs to the relative level experienced in fiscal 1993.

Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 20.6% in fiscal 1995, 21.7% in 1994 and 21.3% in 1993. The decrease from fiscal 1994 to 1995 resulted primarily from the Company's ability to maintain its basic administrative structure during a period of growth and continued control of its group medical costs. The increase from fiscal 1993 to 1994 resulted primarily from an increase in payroll taxes which was not completely offset by cost reductions in other areas within this category. While the Company has been successful in controlling selling, administration and other costs and is committed to careful management of these costs, there can be no assurance the Company will be able to maintain these costs at their current relationship to revenues.

Inflation has not had a major impact on the Company's operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a semi-annual basis.


LIQUIDITY AND CAPITAL RESOURCES

Working capital at June 30, 1995 was $39.8 million, up 26.4% from the $31.5 million at June 30, 1994, which was up 20.7% from the $26.1 million at June 30, 1993. This includes cash and cash equivalents of $12.6 million compared to $10.7 million at June 30, 1994 and $9.9 million a year earlier and accounts receivable of $41.7 million compared to $28.3 million at June 30, 1994 and $23.2 million a year earlier.

The Company's primary need for working capital is to support accounts receivable resulting from the growth in its business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, the Company has been able to support the growth in its business with internally generated funds. The Company's outsourcing contracts with two major customers are not expected to burden working capital, even though the ratio of current assets to current liabilities is likely to decline as a consequence of the Company's use of subcontractors to perform substantial amounts of the work, because the Company does not pay its subcontractors until after collection from the client.

The Company's business is not capital intensive since the Company's services are generally provided at the client site, where the client provides the computer equipment, work space and other necessary facilities. In recent years, however, the Company has established customer support facilities where it performs software development work off the customer's premises. These facilities are staffed by appropriate AiC management and technical personnel and include computer equipment and telecommunications links with customer computers. For fiscal 1995, capital expenditures, primarily for computer equipment, furniture and leasehold improvements, totalled $1,930,000. Capital expenditures for
fiscal years 1994 and 1993 were $1,294,000 and $1,551,000, respectively.   All
of these capital expenditures were funded through working capital. Fiscal 1996 capital spending is expected to be similar to fiscal 1995.

During fiscal 1995, the Company increased its regular quarterly dividends to $.13 per share, up from $.12 declared during fiscal 1994 and the $.10 declared during fiscal 1993. The amount of the quarterly dividend is determined based on results of operations, available cash and anticipated cash requirements of the business.

The Company adopted Statements of Financial Accounting Standards No. 112, "Employers Accounting for Post Employment Benefits" and No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in the first quarter of fiscal 1995. The impact on the Company's financial position and results of operations as a consequence of adopting these statements was not significant.

The Company believes internally generated funds will be sufficient to meet the cash requirements of its business for fiscal 1996.

CONSOLIDATED BALANCE SHEETS
ANALYSTS INTERNATIONAL CORPORATION

                                                                                      June 30
                                                                         --------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                                 1995                 1994
-----------------------------------------------                                ----                 ----
ASSETS
Current assets:
   Cash and cash equivalents (Note A)                                   $   12,615             $   10,700
   Accounts receivable, less allowance for doubtful
    accounts of $550 and $600, respectively                                 41,706                 28,293
   Prepaid expenses and other current assets (Note F)                        2,493                  2,326
                                                                         ---------              ---------
   Total current assets                                                     56,814                 41,319

Property and equipment (Notes A and B)                                       5,020                  4,912
Other assets (Notes C and F)                                                 5,699                  4,979
                                                                         ---------              ---------
                                                                        $   67,533             $   51,210
                                                                         ---------              ---------
                                                                         ---------              ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                     $    7,241             $    1,691
   Dividend payable                                                            943                    854
   Salaries and vacations                                                    6,653                  5,302
   Property and payroll taxes                                                  114                    116
   Other, primarily self-insured health care reserves                        1,506                  1,393
   Income taxes payable                                                        590                    490
                                                                         ---------              ---------
   Total current liabilities                                                17,047                  9,846

Long-term liabilities (Note C)                                               5,352                  4,793
Commitments (Note G)                                                            --                     --
Shareholders' equity (Notes D and E):
    Common stock, par value $.10 a share; authorized
    20,000,000 shares; issued and outstanding
    7,257,776 and 7,118,521 shares, respectively                               726                    712
    Additional capital                                                      10,950                  9,900
    Retained earnings                                                       33,458                 25,959
                                                                         ---------              ---------
    Total shareholders' equity                                              45,134                 36,571
                                                                         ---------              ---------
                                                                        $   67,533             $   51,210
                                                                         ---------              ---------
                                                                         ---------              ---------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
ANALYSTS INTERNATIONAL CORPORATION

                                                                       Year Ended June 30
                                                       --------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)             1995          1994           1993
-----------------------------------------------             ----          ----           ----
Revenues                                                $218,426      $175,982        $159,703

Expenses:

  Salaries, contracted services and direct charges       155,743       125,285         112,644

  Selling, administrative and other operating costs       44,913        38,163          34,020
                                                        --------      --------        --------

                                                         200,656       163,448         146,664
                                                        --------      --------        --------

Operating income                                          17,770        12,534          13,039

Non-operating income                                         760           241             462
                                                        --------      --------        --------

Income before income taxes                                18,530        12,775          13,501
Income taxes (Note F)                                      7,274         4,824           5,235
                                                        --------      --------        --------


Net income                                              $ 11,256     $   7,951       $   8,266
                                                        --------     ---------       ---------
                                                        --------     ---------       ---------
  Net income per common and common
   equivalent share (Note A)                            $   1.55     $    1.10       $    1.15
                                                        --------     ---------       ---------
                                                        --------     ---------       ---------


  Average common and common equivalent shares
   outstanding                                         7,274,000     7,212,000       7,170,000
                                                       ---------     ---------       ---------
                                                       ---------     ---------       ---------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ANALYSTS INTERNATIONAL CORPORATION



                                                           Year Ended June 30
                                                       --------------------------
(IN THOUSANDS)                                         1995        1994      1993
--------------                                         ----        ----      ----
Cash flows from operating activities:
Net income                                           $11,256      $7,951    $8,266
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                         1,814       1,660     1,405
  Loss on disposal of assets                               5          61         7
  Increase in deferred income tax benefit               (445)       (467)     (675)
  Increase in accounts receivable                    (13,413)     (5,107)   (3,246)
  (Increase) decrease in prepaid expenses                (31)       (147)       66
  Increase in accounts payable                         5,550          21       253
  Increase in salaries and vacations                   1,351         756       142
  Increase (decrease) in other accrued expenses          111         222       (42)
  Increase (decrease) in income taxes payable            100        (219)     (129)
  Increase in long-term liabilities                      559         477       662
                                                      ------      ------    ------
Net cash provided by operating activities              6,857       5,208     6,709

Cash flows from investing activities:
  Property and equipment additions                    (1,930)     (1,294)   (1,551)
  Increase in annuities and cash surrender values       (411)       (288)     (315)
  Proceeds from property and equipment sales               3          65        17
                                                      ------      ------    ------
Net cash used in investing activities                 (2,338)     (1,517)   (1,849)

Cash flows from financing activities:
  Cash dividends                                      (3,668)     (3,265)   (2,769)
  Proceeds from exercise of stock options              1,064         360       433
                                                      ------      ------    ------
Net cash used in financing activities                 (2,604)     (2,905)   (2,336)
                                                      ------      ------    ------
Net increase in cash and equivalents                   1,915         786     2,524
Cash and equivalents at beginning of year             10,700       9,914     7,390
                                                      ------      ------    ------

Cash and equivalents at end of year                  $12,615     $10,700    $9,914
                                                     -------     -------    ------
                                                     -------     -------    ------
Supplemental cash flow information:
  Cash paid during the year for:
    Income taxes                                      $7,619      $5,509    $6,039
    Interest                                              --          --        --

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ANALYSTS INTERNATIONAL CORPORATION



(DOLLARS IN THOUSANDS EXCEPT                     Common     Additional       Retained
 PER SHARE AMOUNTS)                               Stock        Capital       Earnings
-------------------                              ------       --------       --------
Balances at June 30, 1992                        $  699        $ 9,120        $15,977

  Common stock issued - 68,859 shares
     upon exercise of stock options                   7            426
  Cash dividends ($.40 per share)                                              (2,822)
  Net income                                                                    8,266
                                                  -----          -----          -----

Balances at June 30, 1993                           706          9,546         21,421

   Common stock issued - 57,925 shares
       upon exercise of stock options                 6            354
   Cash dividends ($.48 per share)                                             (3,413)
   Net income                                                                   7,951
                                                  -----          -----          -----

Balances at June 30, 1994                           712          9,900         25,959

   Common stock issued - 139,255 shares
       upon exercise of stock options                14          1,050
   Cash dividends of ($.52 per share)                                          (3,757)
   Net income                                                                  11,256
                                                  -----          -----         ------

Balances at June 30, 1995                        $  726        $10,950        $33,458
                                                 ------        -------        -------
                                                 ------        -------        -------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business - Analysts International Corporation furnishes analytical and programming services. These services include consulting, systems analysis, design, programming and instruction in the use of computer programs.

Consolidation - The financial statements include the accounts of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated.

Depreciation - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (3-40 years) of the assets for financial statement purposes and accelerated methods for income tax purposes.

Revenues - The Company grants credit to customers, a significant portion of whom are engaged in the electronics and manufacturing industries. One customer and its various divisions and operating units accounted for approximately 20%, 29% and 36% of revenues in fiscal 1995, 1994 and 1993, respectively. Revenue is recognized on contracts as services are performed.

Net income per share - Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding, including the dilutive effect of stock options. Fully diluted net income per share is substantially the same.

Cash equivalents - Temporary cash investments in money market accounts and Treasury Bills are considered to be cash equivalents.

Shares reserved - At June 30, 1995, there were 8,685,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan. (See also Notes D and E.)

B. PROPERTY AND EQUIPMENT

                                              June 30
                                      -----------------------
(In thousands)                           1995            1994

                                         ----            ----
Cost:
   Land                               $    74        $    74
   Building and improvements            1,447          1,399
   Office furniture & equipment        11,436          9,623
                                      -------         ------
Total                                  12,957         11,096
Accumulated depreciation               (7,937)        (6,184)
                                      -------         ------
                                      $ 5,020        $ 4,912
                                      -------         ------
                                      -------         ------

C. DEFERRED COMPENSATION

The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in long-term liabilities at June 30, 1995 and 1994 is $5,278,000 and $4,570,000 respectively, representing the Company's liability under the Plan. This liability is being funded by the purchase of life insurance and annuity contracts. Included in other assets at June 30, 1995 and 1994 is $3,972,000 and $3,513,000, respectively, representing the carrying value of annuities, which approximates market value, and insurance cash value. Deferred compensation expense for the fiscal years 1995, 1994 and 1993 was approximately $708,000, $626,000 and $810,000, respectively.

D. STOCK OPTION PLANS

The Company has granted options to employees for the purchase of common stock. The options are exercisable 25% annually beginning one year after date of grant at the fair market value at the date of the grant and expire five years after grant if not exercised. At June 30, 1995, there were options for 394,017 shares available to be granted under the stock option plans. Option information for the three years ended June 30, 1995 is as follows:

                                             Number
                                             of Shares        Price Range
                                        ----------------   -----------------
Outstanding at June 30, 1992                  272,569       $3.33 -  9.17
  Cancelled                                    (6,985)       7.33
  Granted                                     199,500       16.00
  Exercised                                   (68,859)       3.33 -  9.17
                                        ----------------   -----------------
Outstanding at June 30, 1993                  396,225        7.33 - 16.00
  Exercised                                   (57,925)       7.33
                                        ----------------   -----------------
Outstanding at June 30, 1994                  338,300        7.33 - 16.00
  Granted                                     129,358       19.25 - 27.00
  Exercised                                  (149,279)       7.33 - 16.00
                                        ----------------   -----------------
Outstanding at June 30, 1995                  319,379       $7.33 - 27.00
                                        ----------------   -----------------
                                        ----------------   -----------------

Exercisable at June 30, 1995                   89,896       $7.33 - 16.00
                                        ----------------   -----------------
                                        ----------------   -----------------


The options outstanding at June 30, 1995 expire in the years ending June 30 as follows: 9,525 in 1996, 1,125 in 1997, 179,371 in 1998, none in 1999 and
129,358 in 2000.

E.  SHAREHOLDERS' RIGHTS PLAN

On June 15, 1989 the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The rights, which expire on June 16, 1999, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $53.33, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 20 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 20 percent or more of the common stock.

If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 20 percent or more of the Company's shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

F.  INCOME TAXES

The provision for income taxes charged was as follows:

                                       Year Ended June 30
                                      -----------------------
(IN THOUSANDS)
                                      1995       1994    1993
                                      ----       ----    ----
Currently payable:
  Federal                           $6,477     $4,456   $4,962
  State                              1,242        835      948
                                     -----        ---      ---
                                     7,719      5,291    5,910

Deferred:
  Federal                             (377)      (415)    (610)
  State                                (68)       (52)     (65)
                                       ---        ---      ---
                                      (445)      (467)    (675)
                                      ----       ----     ----
  Total                             $7,274     $4,824   $5,235
                                     -----      -----    -----
                                     -----      -----    -----


Net deferred tax assets are comprised of the following:

                                    Year Ended June 30
                                   -------------------
(In thousands)                        1995       1994
                                      ----       ----
Deferred compensation               $2,072     $1,782
Accrued vacation and
 compensatory time                     939        881
Self-insured health care reserves      591        527
Allowance for doubtful accounts        216        234
Other                                  248        282
                                       ---        ---
  Deferred tax assets                4,066      3,706

Depreciation                          (374)      (450)
Other                                 (121)      (130)
                                     -----      -----
  Deferred tax liabilities            (495)      (580)
                                      ----       ----
Net deferred tax assets             $3,571     $3,126
                                     -----      -----
                                     -----      -----

Whereof:
  Current                           $1,844     $1,708
  Noncurrent                         1,727      1,418
                                     -----      -----
                                    $3,571     $3,126
                                     -----      -----
                                     -----      -----

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income as a result of the following differences:

                                            Year Ended June 30
                                          ------------------------
                                         1995      1994       1993
                                         ----      ----       ----
Statutory federal income tax rates         35.0%   35.0%     34.0%
State and local taxes,
  net of federal benefit                  4.2       4.2       4.3
Other                                     0.1      (1.4)      0.5
                                         -----     -----     -----
Effective tax rates                      39.3%     37.8%     38.8%
                                         -----     -----     -----
                                         -----     -----     -----



No legislation was enacted during fiscal year 1995 affecting the corporate rate. Therefore, no related adjustment was made to the deferred income tax accounts during 1995. The Company increased its deferred tax asset in 1994 as a result of legislation enacted increasing the top corporate income tax rate from 34% to 35%. The effect of this is included as a credit in "other" in the above table.

In July 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) Accounting for Income Taxes. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The change in accounting method did not have a material cumulative effect or impact on the results of fiscal 1994 or 1995 operations.

G. COMMITMENTS

At June 30, 1995 aggregate net minimum rental commitments under noncancellable operating leases having an initial or remaining term of more than one year are payable as follows:


(In thousands)
Year ending June 30, 1996     $ 2,504
                     1997       2,179
                     1998       1,939
                     1999       1,530
                     2000       1,281
                     Later      1,767
                                -----
Total minimum obligation      $11,200
                               ------
                               ------



Rent expense, primarily for office facilities, for the years ended June 30, 1995, 1994 and 1993 was $2,167,000, $2,132,000, and $2,506,000, respectively.

The Company has compensation arrangements with two of its senior executives and certain other employees which provide for certain payments in event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contributions vest after the employee has completed seven years of service and for 1995, 1994 and 1993 amounted to approximately $581,000, $530,000, and $407,000 respectively.

INDEPENDENT AUDITORS' REPORT



Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiary (the Company) as of June 30, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP


Minneapolis, Minnesota
August 14, 1995

FIVE YEAR FINANCIAL SUMMARY
ANALYSTS INTERNATIONAL CORPORATION

(Dollars in thousands except                                                      Fiscal Year
per share amounts)                                 1995           1994           1993           1992           1991
-------------------------------------------------------------------------------------------------------------------
Revenues                                       $218,426       $175,982       $159,703       $129,558       $116,788
Salaries, contracted services
  and direct charges                            155,743        125,285        112,644         91,255         82,480
Non-operating income                                760            241            462            463            658
Income before income taxes                       18,530         12,775         13,501          8,684          8,950
Income taxes                                      7,274          4,824          5,235          3,310          3,363
-------------------------------------------------------------------------------------------------------------------
Net income                                       11,256          7,951          8,266          5,374          5,587
Total assets                                     67,533         51,210         44,907         38,091         32,146
Long-term liabilities                             5,352          4,793          4,316          3,654          2,600
Shareholders' equity                             45,134         36,571         31,673         25,796         22,736
Per share data:
  Net income                                       1.55           1.10           1.15            .76            .79
  Cash dividends                                    .52            .48            .40            .37            .37
  Shareholders' equity                             6.22           5.14           4.48           3.69           3.28
Average common and
  common equivalent shares
  outstanding                                 7,274,000      7,212,000      7,170,000      7,066,000      7,026,000
Number of personnel                               3,170          2,600          2,270          2,070          1,750
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



STOCK DATA                                                                                                   Trailing
                                                               Market Range                     Dividend     12-Month
FISCAL 1995                                      High            Low            Close           Declared     P/E Ratio
---------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                  $27 3/4        $22 1/2        $26              $ .13           16.8
Third Quarter                                    23 1/4         19 3/4         23 1/4            .13           16.6
Second Quarter                                   20 3/4         17             20 1/2            .13           16.2
First Quarter                                    17 1/2         14 1/2         17 1/2            .13           15.0

FISCAL 1994
---------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                  $17 1/4        $15 1/2        $16 1/2          $ .12           15.0
Third Quarter                                    18             14 1/2         17 1/2            .12           15.5
Second Quarter                                   22             15 3/4         18                .12           15.7
First Quarter                                    23 1/2         18 1/2         21 7/8            .12           18.7

Common shares are traded in the Nasdaq National Market under the symbol ANLY.
As of August 15, 1995, there were approximately 1,460 shareholders of record and appropriately 7,500 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq, dividends declared and the trailing 12-months closing price/earnings ratio for each quarterly period. Prices reflect the 3 for 2 stock split paid September 30, 1993, and have been rounded to the nearest one-eighth.

The Board of Directors has adopted a policy of declaring regular quarterly dividends subject to favorable earnings and cash flow. Accordingly, the Company declared quarterly dividends of $.13 a share in fiscal 1995 and $.12 a share in fiscal 1994.

On August 17, 1995, the Board of Directors increased the quarterly cash dividend to $.15 a share.

ANALYSTS INTERNATIONAL CORPORATION

QUARTERLY REVENUES AND INCOME
(Unaudited)
(Dollars in thousands except per share amounts)

                                        First         Second          Third         Fourth
Fiscal 1995                           Quarter        Quarter        Quarter        Quarter         Annual
                                      -------        -------        -------        -------         ------
Revenues                              $48,395        $50,719        $55,220        $64,092       $218,426
Income before income taxes              3,987          4,273          4,734          5,536         18,530
Income taxes                            1,555          1,665          1,867          2,187          7,274
Net income                              2,432          2,608          2,867          3,349         11,256
Net income per share                      .34            .36            .39            .46           1.55


Fiscal 1994

Revenues                              $41,737        $42,859        $45,052        $46,334       $175,982
Income before income taxes              3,029          3,318          2,764          3,664         12,775
Income taxes                            1,090          1,291          1,050          1,393          4,824
Net income                              1,939          2,027          1,714          2,271          7,951
Net income per share                      .27            .28            .24            .31           1.10

BOARD OF DIRECTORS                          OFFICERS
Frederick W. Lang                           Frederick W. Lang
Chairman and Chief                          Chairman and Chief
Executive Officer                           Executive Officer

Victor C. Benda                             Victor C. Benda
President and Chief                         President and Chief
Operating Officer                           Operating Officer

Willis K. Drake                             Thomas R. Mahler
Retired Chairman of the Board               Secretary and General Counsel
Data Card Corporation
                                            Gerald M. McGrath
Margaret A. Loftus                          Vice President, Treasurer
Principal, Loftus Brown-Wescott, Inc.         and Chief Financial Officer

Edward M. Mahoney                           Richard J. Chiappetta
Retired Chairman and                        Vice President, Central Region
Chief Executive Officer
Fortis Investors, Inc.                      Philip P. Colligan
 and Fortis Advisers, Inc.                  Vice President, Eastern Region

Robb L. Prince                              Robert J. Pugh
Vice President and Treasurer                Vice President, Midwest Region
Josten's,  Inc.
                                            Roman E. Rowan
DIRECTOR EMERITUS                           Vice President, Western Region
James E. Thornton
Retired Chairman of the Board               Sarah P. Spiess
Network Systems Corporation                 Vice President, Southern Region

                                            Richard A. Ferrera
                                            Vice President, Program Management

                                            George R. Zak
                                            Vice President, National Marketing

                                            Marti R. Charpentier
                                            Controller and Assistant Treasurer

                                            Colleen M. Davenport
                                            Assistant Secretary

10-K AVAILABLE
A copy of the Company's 1995
Annual Report on Form 10-K,
filed with the Securities and
Exchange Commission, is
available to AiC security
holders without charge upon
request to the Vice President,
Treasurer, Analysts
International Corporation,
7615 Metro Boulevard,
Minneapolis, Minnesota 55439-3050.

STOCK TRANSFER AGENT
State Street Bank & Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200
(800) 426-5523

EXPECTED DIVIDEND PAYMENT DATES
November 15, 1995
February 15, 1996
May 15, 1996
August 15, 1996

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Minneapolis, Minnesota

ANNUAL MEETING
The 1995 Annual Meeting
of Shareholders  will be
held on October 17, 1995
at 3 p.m. at the
Edina Country Club
5100 Wooddale Avenue
Edina, Minnesota.

QUARTERLY REPORTS
Analysts International Corporation is sending quarterly earnings releases directly to share-holders in fiscal 1996, instead of traditional printed quarterly reports. Many companies now follow this approach, which gives shareholders pertinent information faster, at lower cost to the Company.

            Contains 50% total recycled materials; 50% pre-consumer.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

7615 Metro Boulevard
Minneapolis, Minnesota  55439-3050
(612) 835-5900
(800) 800-5044

REGIONAL OFFICES
CENTRAL
7340 Shadeland Station, Suite 100
Indianapolis, Indiana  46256-3919
(317) 842-1100

EASTERN
One Penn Plaza, Suite 1910
New York, New York 10119-0002
(212) 465-1660

MIDWEST
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
(314) 997-1746

SOUTHERN
Perimeter 400 Center, Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia  30342-1746
(404) 256-5190

WESTERN
44 Montgomery Street, Suite 2365
San Francisco, California  94104-4710
(415) 352-0760

DIVISIONS

AiC TECHWEST
7800 E Union Avenue, Suite 630
Denver, Colorado 80237-2755
(303) 721-0341
(800) 721-0772


AiC NATIONAL PROJECTS OFFICE
621 NW 53rd Street, Suite 140
Boca Raton, Florida  33487-8211
(407) 241-5912

BRANCH OFFICES
ATLANTA
Perimeter 400 Center, Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia  30342-1746
(404) 256-5190

AUSTIN
LaCosta Green
1033 LaPosada Drive, Suite 300
Austin, Texas 78752-3824
(512) 206-2700

BOCA RATON
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
(407) 241-5912

CHICAGO
1101 Perimeter Drive, Suite 500
Schaumburg, Illinois  60173-5060
(708) 619-4673

CINCINNATI
Governor's Pointe
4770 Duke Drive, Suite 207
Mason, Ohio  45040-9374
(513) 398-7811

CLEVELAND
6133 Rockside Road, Suite 301
Cleveland, Ohio 44131-2220
(216) 524-8990

COLUMBUS
471 E Broad Street, Suite 2001
Columbus, Ohio 43215-3861
(614) 224-6790

DALLAS
3030 LBJ Freeway,  Suite 820
Dallas, Texas 75234-7703
(214) 243-2001

DENVER
7800 E Union Avenue, Suite 600
Denver, Colorado 80237-2755
(303) 721-6200

DETROIT
3000 Town Center, Suite 570
Southfield, Michigan 48075-1297
(810) 353-7230

HOUSTON
1415 N Loop West, Suite 300
Houston, Texas 77008-1645
(713) 869-3420

INDIANAPOLIS
7340 Shadeland Station, Suite 100
Indianapolis, Indiana  46256-3919
(317) 842-1100

KANSAS CITY
One Main Plaza
4435 Main Street, Suite 730
Kansas City, Missouri 64111-1858
(816) 531-5050

LEXINGTON
2365 Harrodsburg Road, Suite B450
Lexington, Kentucky  40504-3335
(606) 223-0001

MINNEAPOLIS
8200 Normandale Boulevard, Suite 400
Minneapolis, Minnesota  55437-1074
(612) 897-4590

NEW JERSEY METRO
111 Wood Avenue S
Iselin, New Jersey  08830-2703
(908) 906-0100

NEW YORK CITY
One Penn Plaza, Suite 1910
New York, New York 10119-0002
(212) 465-1660

OMAHA
6910 Pacific Street, Suite 204
Omaha, Nebraska 68106-1045
(402) 558-2800

PHOENIX
11024 N 28th drive, Suite 240
Phoenix, Arizona 85029-4379
(602) 789-7200

RALEIGH/DURHAM
2500 Gateway Centre Boulevard,
Suite 575
Morrisville, North Carolina  27560-9121
(919) 460-6141

ROCHESTER, MINNESOTA
1530 Greenview Drive SW, Suite 107
Rochester, Minnesota 55902-1080
(507) 280-6663

ROCHESTER, NEW YORK
16 W Main Street, Suite 200
Rochester, New York 14614-1601
(716) 325-6640

ST. LOUIS
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
(314) 997-1746

SAN FRANCISCO AREA
1850 Gateway Boulevard, Suite 120
Concord, California 94520-3299
(510) 687-5522

SEATTLE
10655 NE 4th Street, Suite 804
Bellevue, Washington 98004-5022
(206) 454-2500

TAMPA
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
(813) 281-0458

TULSA
Corporate Place
5800 E Skelly Drive, Suite 1100
Tulsa, OK  74135-6448
(918) 663-0030






FIELD OFFICES

Akron/Canton, Ohio                (216) 644-1166
Boston, Massachusetts             (617) 229-5840
Boulder, Colorado                 (303) 442-7338
Charlotte, North Carolina         (704) 594-6087
Des Moines, Iowa                  (515) 221-9822
Los Angeles, California           (714) 450-8930
Miami, Florida                    (800) 597-5912
Philadelphia, Pennsylvania        (610) 941-2979
Sacramento, California            (916) 565-7458
San Jose, California              (408) 943-6565
Toronto, Ontario, Canada          (416) 322-3822
Washington, D.C.                  (703) 827-4107


AiC Analysts Limited
Cambridge, England                (44) 1223 300044