Form 10-K, Exhibit 13
period 1996-06-30
ANALYSTS INTERNATIONAL CORP
filed 1996-09-26
CIK 6292

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

7615 Metro Boulevard
Minneapolis, Minnesota  55439-3050
(612) 835-5900
(800) 800-5044

REGIONAL OFFICES
CENTRAL
7340 Shadeland Station, Suite 100
Indianapolis, Indiana  46256-3919
(317) 577-3569

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
(800) 721-0772

AIC NATIONAL PROJECTS OFFICE
621 NW 53rd Street, Suite 140
Boca Raton, Florida  33487-8211
(407) 241-5912

AIC IBM PROJECT SUPPORT OFFICE (POST)
600 N Westshore Boulevard, Suite 304
Tampa, Florida  33609-1145
(813) 281-0458

BRANCH OFFICES
ATLANTA
Perimeter 400 Center , Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia  30342-1746
(404) 256-5190

AUSTIN
LaCosta Green
1033 LaPosada Drive, Suite 300
Austin, Texas 78752-3824
(512) 206-2700

BOCA RATON
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
(561) 241-5912

CHICAGO
1101 Perimeter Drive, Suite 500
Schaumburg, Illinois  60173-5060
(847) 619-4673

CINCINNATI/DAYTON
Governor's Pointe
4770 Duke Drive, Suite 207
Mason, Ohio  45040-9374
(513) 398-7811

CLEVELAND
Corporate Plaza I, Suite 350
6450 Rockside Woods Boulevard, South
Cleveland, Ohio 44131-2230
(216) 524-8990

COLUMBUS
471 E Broad Street, Suite 2001
Columbus, Ohio 43215-3861
(614) 224-6790


DALLAS
3030 LBJ Freeway,  Suite 820, LB52
Dallas, Texas 75234-7703
(214) 243-2001

DENVER
7800 E Union Avenue, Suite 600
Denver, Colorado 80237-2755
(303) 721-6200

DETROIT
3000 Town Center, Suite 570
Southfield, Michigan 48075-1297
(810) 353-7230

HOUSTON
1415 N Loop West, Suite 300
Houston, Texas 77008-1645
(713) 869-3420

INDIANAPOLIS
7340 Shadeland Station, Suite 100
Indianapolis, Indiana  46256-3919
(317) 842-1100

KANSAS CITY
Broadway Summit
3101 Broadway, Suite 101
Kansas City, Missouri 64111-2416
(816) 531-5050

LEXINGTON
2365 Harrodsburg Road, Suite B450
Lexington, Kentucky  40504-3342
(606) 223-0001

LOS ANGELES
7700 Irvine Center Drive, Suite 280
Irvine, California  92618-2924
(714) 450-8930

MINNEAPOLIS
8200 Normandale Boulevard, Suite 400
Minneapolis, Minnesota  55437-1074
(612) 897-4590

NEW JERSEY METRO
111 Wood Avenue S
Iselin, New Jersey  08830-2703
(908) 906-0100

NEW YORK CITY
One Penn Plaza, Suite 1910
New York, New York 10119-0002
(212) 465-1660

OMAHA
6910 Pacific Street, Suite 204
Omaha, Nebraska 68106-1045
(402) 558-2800

PHOENIX
11024 N 28th Drive, Suite 240
Phoenix, Arizona 85029-4379
(602) 789-7200

RALEIGH/DURHAM
Gateway Centre Park, Suite 600
2700 Gateway Centre Boulevard,
Morrisville, North Carolina  27560-9137
(919) 460-6141

ROCHESTER, MINNESOTA
1530 Greenview Drive SW, Suite 205
Rochester, Minnesota 55902-1080
(507) 280-6663

ROCHESTER, NEW YORK
16 W Main Street, Suite 200
Rochester, New York 14614-1601
(716) 325-6640

ST. LOUIS
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
(314) 997-1746

SAN FRANCISCO-EAST BAY
1850 Gateway Boulevard, Suite 120
Concord, California 94520-3299
(510) 687-5522

SAN JOSE
151 Martinvale Lane
San Jose, California  95119-1319
(408) 629-9300

SEATTLE
10655 NE 4th Street, Suite 804
Bellevue, Washington 98004-5022
(206) 454-2500

TAMPA
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
(813) 281-0458

TULSA
Corporate Place, Suite 1100
5800 E Skelly Drive
Tulsa, Oklahoma  74135-6448
(918) 663-0030


FIELD OFFICES

Akron/Canton, Ohio           (330) 644-1166
Boston, Massachusetts        (617) 229-5840
Boulder, Colorado            (303) 442-7338
Charlotte, North Carolina    (704) 594-6087
Danbury, Connecticut         (203) 825-3940
Des Moines, Iowa             (515) 221-9822
Miami, Florida               (800) 597-5912
Portland, Oregon             (503) 292-5161
Philadelphia, Pennsylvania   (610) 941-2979
Sacramento, California       (916) 565-7458
San Francisco, California    (415) 352-0760
Toronto, Ontario, Canada     (416) 322-3822
Washington, D.C.             (703) 827-4107


AiC Analysts Limited
Cambridge, England           (44) 1223 500055

               Contains 50% total recycled materials; 50% pre-consumer.

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

ANALYSTS INTERNATIONAL CORPORATION

FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share amounts)


                                       Year Ended June 30         % Increase
                                       1996           1995        (Decrease)
                                       ----           ----        ----------

Revenues                          $ 329,544       $218,426              50.9
Income before income taxes           20,739         18,530              11.9
Net income                           12,418         11,256              10.3

Per share of common stock:
  Net income                      $    1.68       $   1.55               8.4
  Shareholders' equity                 7.33           6.22              17.8
  Dividends declared                    .60            .52              15.4

Average common and common
   equivalent shares outstanding  7,407,000      7,274,000               1.8

Number of personnel                   3,770          3,170              18.9

Return on equity                       25.1%          27.6%             (9.1)
Current ratio                          3.18           3.33              (4.5)
Working capital                   $  47,348      $  39,767              19.1
Long-term debt                    $       0      $       0                 -

ANALYSTS INTERNATIONAL CORPORATION

QUARTERLY REVENUES AND INCOME
(Dollars in thousands except per share amounts)

                              First    Second     Third  Fourth
Fiscal 1996                 Quarter   Quarter   Quarter  Quarter     Annual
                            -------   -------   -------  -------   --------

Revenues                    $73,071   $78,786   $85,976  $91,711   $329,544

Income before income taxes    4,644     4,764     5,564    5,767     20,739

Income taxes                  1,835     1,882     2,226    2,378      8,321

Net income                    2,809     2,882     3,338    3,389     12,418

Net income per share            .38       .39       .45      .46       1.68




Fiscal 1995


Revenues                    $48,395   $50,719   $55,220  $64,092   $218,426

Income before income taxes    3,987     4,273     4,734    5,536     18,530

Income taxes                  1,555     1,665     1,867    2,187      7,274

Net income                    2,432     2,608     2,867    3,349     11,256

Net income per share            .34       .36       .39      .46       1.55

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


/s/ Frederick W. Lang                             /s/ Gerald M. McGrath

Frederick W. Lang                                 Gerald M. McGrath
Chairman and Chief Executive Officer              Vice President, Treasurer and
                                                  Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS


As a means of better explaining the Company's operations and results, the following table illustrates the relationship between revenues and expense categories for the three years ended June 30, 1996, 1995, and 1994.

- --------------------------------------------------------------------------------

                                                  Percent of Revenues
                                        -----------------------------------
     Year Ended June 30,                1996           1995           1994
                                        ----           ----           ----
     Revenues                           100.0%         100.0%         100.0%
     Salaries, contracted services and
       direct charges                    76.6           71.3           71.2
     Selling, administrative and other
       operating costs                   17.4           20.6           21.7
     Non-operating income                 0.3            0.4            0.1

     ---------------------------------------------------------------------------

     Income before income taxes           6.3            8.5            7.2
     Income taxes                         2.5            3.3            2.7

     --------------------------------------------------------------------------
     Net income                           3.8%           5.2%           4.5%

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Revenues increased approximately $111 million, or 50.9%, in fiscal 1996 over fiscal 1995. Revenues from outsourcing contracts with US West and IBM, which began in June and August of 1995, respectively, accounted for slightly over one-half of the fiscal 1996 increase. Excluding revenues from these two sources, the Company's 1996 revenues were 22.4% greater than in 1995. Fiscal 1995 revenues, which did not include revenues from these two outsourcing contracts, were 24.1% greater than fiscal 1994 revenues. All of these increases resulted primarily from increases in billable hours of service rendered to clients. Rate increases have not contributed significantly to the revenue increases over this time period because prevailing competitive conditions in the industry have made it difficult for the Company to increase the hourly rates it charges for services.

Personnel totalled 3,770 at June 30, 1996, compared to 3,170 at June 30, 1995 and 2,600 at June 30, 1994; substantially all of the increases consist of billable technical staff.

Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 76.6% of revenues in fiscal 1996 compared to 71.3% of revenues in fiscal 1995. The increase in this expense category as a percentage of revenues is a consequence of the U S West and IBM outsourcing contracts. The Company uses subcontractors to augment its capacity as needed to perform its obligations under these two contracts. The fees which it pays to these subcontractors are higher per hour than the labor costs for its own employees. Excluding both revenues and labor costs associated with the U S West and IBM outsourcing contracts, this category of expense was 71.9% of revenues, compared to 71.3% of fiscal 1995 revenues and 71.2% of fiscal 1994 revenues.
The Company's efforts to control these costs involve controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of its billable technical staff. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand. Intense competition in the industry makes it difficult to pass cost increases on to customers, and unfavorable economic conditions could adversely affect productivity. While the Company has taken steps to control this category of expense, there can be no assurance the Company will be able to maintain gross margins at the level experienced in fiscal 1996 or to reduce labor costs to the levels experienced in fiscal 1995 and 1994.

Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 17.4% in fiscal 1996, 20.6% in 1995 and 21.7% in 1994. Excluding the revenues associated with the U S West and IBM outsourcing contracts, this percentage would have been 21.4% for
fiscal 1996.   While the Company is committed to careful management of these costs, there can be no assurance the Company will be able to maintain these costs at their current relationship to revenues.

Inflation has not had a major impact on the Company's operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a semi-annual basis.


LIQUIDITY AND CAPITAL RESOURCES

Working capital at June 30, 1996 was $47.3 million, up 18.8% from the $39.8 million at June 30, 1995, which was up 26.4% from the $31.5 million at June 30, 1994. This includes cash and cash equivalents of $17.0 million at June 30, 1996 compared to $12.6 million at June 30, 1995 and $10.7 million a year earlier and accounts receivable of $49.5 million at June 30, 1996 compared to $41.7 million at June 30, 1995 and $28.3 million a year earlier.

The Company's primary need for working capital is to support accounts receivable resulting from the growth in its business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, the Company has been able to support the growth in its business with internally generated funds. The Company's outsourcing contracts with two major customers are not expected to burden working capital, even though the ratio of current assets to current liabilities has declined as a consequence of the Company's use of subcontractors to perform substantial amounts of the work, because the Company does not pay its subcontractors until after collection from the client.

The Company's business is not capital intensive since the Company's services are generally provided at the client site, where the client provides the computer equipment, work space and other necessary facilities. In recent years, however, the Company has established customer support facilities where it performs software development work off the customer's premises. These facilities are staffed by appropriate AiC management and technical personnel and include computer equipment and telecommunications links with customer computers. Also, in fiscal 1996 the Company enlarged certain branch facilities and remodeled the Corporate facility. For fiscal 1996, capital expenditures, primarily for computer equipment, furniture and leasehold improvements, totalled $2,932,000. Capital expenditures for fiscal years 1995 and 1994 were $1,930,000 and
$1,294,000, respectively.   All of these capital expenditures were funded
through working capital. Fiscal 1997 capital spending is expected to be similar to fiscal 1996.

During fiscal 1996, the Company increased its regular quarterly dividends to $.15 per share, up from $.13 declared during fiscal 1995 and the $.12 declared during fiscal 1994. The amount of the quarterly dividend is determined based on results of operations, available cash and anticipated cash requirements of the business.

The Company adopted Statements of Financial Accounting Standards No. 112, "Employers Accounting for Post Employment Benefits" and No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in the first quarter of fiscal 1995. The impact on the Company's financial position and results of operations as a consequence of adopting these statements was not significant.

The Company will adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation," in the first quarter of 1997. The adoption of these standards will not have a significant effect on the Company's financial position and operating results.

The Company believes internally generated funds will be sufficient to meet the cash requirements of its business for fiscal 1997.

CONSOLIDATED BALANCE SHEETS
ANALYSTS INTERNATIONAL CORPORATION


                                                             June 30
                                                    --------------------------
 (Dollars in thousands except per share amount)       1996               1995
 ----------------------------------------------       ----               ----

 ASSETS

 Current assets:

    Cash and cash equivalents (Note A)             $ 17,018           $ 12,615
    Accounts receivable, less allowance for
     doubtful accounts of $500 and $550,
     respectively                                    49,494             41,706
    Prepaid expenses and other current
    assets (Note F)                                   2,567              2,493
                                                    -------            -------
    Total current assets                             69,079             56,814

 Property and equipment (Notes A and B)               5,715              5,020
 Other assets (Notes C and F)                         6,651              5,699
                                                    -------            -------
                                                   $ 81,445           $ 67,533
                                                    -------            -------
                                                    -------            -------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                               $ 11,049           $  7,241
    Dividend payable                                  1,099                943
    Salaries and vacations                            7,524              6,653
    Property and payroll taxes                          222                114
    Other, primarily self-insured health
     care reserves                                    1,455              1,506

    Income taxes payable                                382                590
                                                    -------            -------
    Total current liabilities                        21,731             17,047

 Long-term liabilities (Note C)                       5,996              5,352
 Commitments (Note G)                                    --                 --

 Shareholders' equity (Notes D, E and H):

     Common stock, par value $.10 a share;
      authorized 20,000,000 shares; issued and
      outstanding 7,324,675 and 7,257,776 shares,
      respectively                                      733                726
     Additional capital                              11,488             10,950
     Retained earnings                               41,497             33,458
                                                    -------            -------
     Total shareholders' equity                      53,718             45,134
                                                    -------            -------
                                                   $ 81,445           $ 67,533
                                                    -------            -------
                                                    -------            -------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
ANALYSTS INTERNATIONAL CORPORATION

                                                                 Year Ended June 30
                                                        --------------------------------------
(Dollars in thousands except per share amounts)             1996          1995          1994
- ----------------------------------------------              ----          ----          ----

Revenues                                             $   329,544   $   218,426   $   175,982

Expenses:

  Salaries, contracted services and direct charges       252,518       155,743       125,285

  Selling, administrative and other operating costs       57,314        44,913        38,163
                                                      ----------    ----------    ----------

                                                         309,832       200,656       163,448
                                                      ----------    ----------    ----------

Operating income                                          19,712        17,770        12,534

Non-operating income                                       1,027           760           241
                                                      ----------    ----------    ----------

Income before income taxes                                20,739        18,530        12,775

Income taxes (Note F)                                      8,321         7,274         4,824
                                                      ----------    ----------    ----------


Net income                                           $    12,418   $    11,256   $     7,951
                                                      ----------    ----------    ----------
                                                      ----------    ----------    ----------

  Net income per common and common
   equivalent share (Note A)                         $      1.68   $      1.55   $      1.10
                                                      ----------    ----------    ----------
                                                      ----------    ----------    ----------


  Average common and common equivalent shares
   outstanding                                         7,407,000     7,274,000     7,212,000
                                                      ----------    ----------    ----------
                                                      ----------    ----------    ----------

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
ANALYSTS INTERNATIONAL CORPORATION


                                                                   Year Ended June 30
                                                        -------------------------------------
(In thousands)                                              1996          1995          1994
                                                            ----          ----          ----
Cash flows from operating activities:
Net income                                               $12,418       $11,256        $7,951
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                           2,191         1,814         1,660
    Loss on disposal of assets                                25             5            61
    Increase in deferred income tax benefit                 (469)         (445)         (467)
    Increase in accounts receivable                       (7,788)      (13,413)       (5,107)
    Decrease (increase) in prepaid expenses                   21           (31)         (147)
    Increase in accounts payable                           3,808         5,550            21
    Increase in salaries and vacations                       871         1,351           756
    Increase in other accrued expenses                        57           111           222
    (Decrease) increase  in income taxes payable            (208)          100          (219)
    Increase in long-term liabilities                        644           559           477
                                                          ------        ------        ------
Net cash provided by operating activities                 11,570         6,857         5,208

Cash flows from investing activities:
    Property and equipment additions                      (2,932)       (1,930)       (1,294)
    Increase in annuities and cash surrender values         (578)         (411)         (288)
    Proceeds from property and equipment sales                21             3            65
                                                          ------        ------        ------
Net cash used in investing activities                     (3,489)       (2,338)       (1,517)

Cash flows from financing activities:
    Cash dividends                                        (4,223)       (3,668)       (3,265)
    Proceeds from exercise of stock options                  545         1,064           360
                                                          ------        ------        ------
Net cash used in financing activities                     (3,678)       (2,604)       (2,905)
                                                          ------        ------        ------

Net increase in cash and equivalents                       4,403         1,915           786
Cash and equivalents at beginning of year                 12,615        10,700         9,914
                                                          ------        ------        ------

Cash and equivalents at end of year                      $17,018       $12,615       $10,700
                                                          ------        ------        ------
                                                          ------        ------        ------

Supplemental cash flow information:
  Cash paid during the year for:
    Income taxes                                         $ 8,998        $7,619        $5,509
    Interest                                                  --            --            --


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ANALYSTS INTERNATIONAL CORPORATION



(Dollars in thousands except                              Common    Additional      Retained
 per share amounts)                                        Stock       Capital      Earnings
                                                         -------   -----------    ----------
Balances at June 30, 1993                                $   706       $ 9,546     $  21,421

   Common stock issued -  57,925 shares
       upon exercise of stock options                          6           354
   Cash dividends ($.48 per share)                                                    (3,413)
   Net income                                                                          7,951
                                                           -----    ----------     ---------

Balances at June 30, 1994                                    712         9,900        25,959

   Common stock issued -  139,255 shares
       upon exercise of stock options                         14         1,050
   Cash dividends ($.52 per share)                                                    (3,757)
   Net income                                                                         11,256
                                                           -----    ----------     ---------

Balances at June 30, 1995                                    726        10,950        33,458

   Common stock issued - 66,899 shares
      upon exercise of stock options                           7           538
   Cash dividends ($.60 per share)                                                    (4,379)
   Net income                                                                         12,418
                                                           -----    ----------     ---------

Balances at June 30, 1996                                 $  733   $    11,488    $   41,497
                                                           -----    ----------     ---------
                                                           -----    ----------     ---------


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

Revenues - The Company grants credit without collateral to customers, a significant portion of whom are engaged in the electronics and telecommunications industries. One customer and their various divisions and operating units accounted for approximately 18%, 20% and 29% of revenues in fiscal 1996, 1995 and 1994, respectively. Another customer accounted for 23%, 6% and 4% of revenues in fiscal 1996, 1995 and 1994, respectively. Revenue is recognized on contracts as services are performed.

Net income per share - Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding, including the dilutive effect of stock options. Fully diluted net income per share is substantially the same.

Cash equivalents - Temporary cash investments in money market accounts and Treasury Bills are considered to be cash equivalents.

Shares reserved - At June 30, 1996, there were approximately 8,564,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan. (See also Notes D, E and H.)

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FASB pronouncement - In April 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company intends to adopt this standard in fiscal year 1997 and does not expect it to have a material impact on the Company's financial position or results of operations.

B. PROPERTY AND EQUIPMENT

                                                    June 30
                                           ----------------------
(In thousands)                               1996           1995
                                             ----           ----
Cost:
   Land                                   $    74        $    74
   Building and improvements                1,773          1,447
   Office furniture & equipment            13,709         11,436
                                           ------         ------
Total                                      15,556         12,957
Accumulated depreciation                   (9,841)        (7,937)
                                           ------         ------
                                          $ 5,715        $ 5,020
                                           ------         ------
                                           ------         ------

C. DEFERRED COMPENSATION

The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in long-term liabilities at June 30, 1996 and 1995 is $5,996,000 and $5,278,000 respectively, representing the Company's liability under the Plan. This liability is being funded by the purchase of life insurance and annuity contracts. Included in other assets at June 30, 1996 and 1995 is $4,550,000 and $3,972,000, respectively, representing the carrying value of annuities, which approximates market value, and insurance cash value. Deferred compensation expense for the fiscal years 1996, 1995 and 1994 was approximately $718,000, $708,000 and $626,000 respectively.

D. STOCK OPTION PLANS

The Company has granted options to employees for the purchase of common stock. The options are exercisable 25% annually beginning one year after date of grant at the fair market value at the date of the grant and expire five years after grant if not exercised. At June 30, 1996, there were options for 225,575 shares available to be granted under the stock option plan. Option information for the three years ended June 30, 1996 is as follows:


                                       Number
                                       of  Shares            Price Range
                                   -----------------   -----------------------
Outstanding at June 30, 1993          396,225          $ 7.33    -    16.00

  Exercised                           (57,925)           7.33
                                   -----------------   -----------------------
Outstanding at June 30, 1994          338,300            7.33    -    16.00

  Granted                             129,358           19.25    -    27.00
  Exercised                          (148,279)           7.33    -    16.00
                                   -----------------   -----------------------
Outstanding at June 30, 1995          319,379            7.33    -    27.00
  Granted                             168,425           28.50    -    43.00
  Expired                              (2,000)          19.25
  Exercised                           (91,494)           7.33    -    25.94
                                   -----------------   -----------------------
Outstanding at June 30, 1996          394,310          $16.00    -    43.00
                                   -----------------   -----------------------
                                   -----------------   -----------------------

Exercisable at June 30, 1996           80,492          $16.00    -    27.00
                                   -----------------   -----------------------
                                   -----------------   -----------------------


The options outstanding at June 30, 1996 expire in the years ending June 30 as follows: none in 1997, 106,875 in 1998, none in 1999, 119,010 in 2000 and
168,425 in 2001.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The new standard defines a fair value method of accounting for stock-based employee compensation plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Company beginning in fiscal 1997 and requires measurement of awards made beginning in fiscal 1996.

The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to implement these disclosure requirements beginning in fiscal year 1997. Adoption of the new standard will not impact reported net income or cash flows.

E.  Shareholders' Rights Plan

On June 15, 1989 the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant.

On April 29, 1996 the Board of Directors amended the plan. The rights, which expire on April 29, 2006, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15 percent or more of the common stock.

If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 15 percent or more of the Company's shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

F.  INCOME TAXES

The provision for income taxes charged was as follows:

                                       Year Ended June 30
                                 ------------------------------
(IN THOUSANDS)
                                   1996        1995        1994
                                   ----        ----        ----

Currently payable:
  Federal                        $7,399      $6,477      $4,456
  State                           1,391       1,242         835
                                  -----       -----       -----
                                  8,790       7,719       5,291

Deferred:
  Federal                          (408)       (377)       (415)
  State                             (61)        (68)        (52)
                                  -----       -----       -----
                                   (469)       (445)       (467)
                                  -----       -----       -----
  Total                          $8,321      $7,274      $4,824
                                  -----       -----       -----
                                  -----       -----       -----


Net deferred tax assets are comprised of the following:



                                                    June 30
                                            ----------------------
(In thousands)                               1996           1995
                                             ----           ----

Deferred compensation                      $2,406         $2,072
Accrued vacation and compensatory time      1,095            939
Self-insured health care reserves             584            591
Allowance for doubtful accounts               201            216
Other                                         221            248
                                           ------         ------
   Deferred tax assets                      4,507          4,066

Depreciation                                 (304)          (374)
Other                                        (163)          (121)
                                           ------         ------
   Deferred tax liabilities                  (467)          (495)
                                           ------         ------
Net deferred tax assets                    $4,040         $3,571
                                           ------         ------
                                           ------         ------

Whereof:
   Current                                 $1,939         $1,844
   Noncurrent                               2,101          1,727
                                           ------         ------
                                           $4,040         $3,571
                                           ------         ------
                                           ------         ------

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income as a result of the following differences:


                                               Year Ended June 30
                                          -----------------------------
                                           1996        1995        1994
                                           ----        ----        ----

Statutory federal income tax rates        35.0%       35.0%       35.0%
State and local taxes,
   net of federal benefit                   4.2         4.2         4.2
Other                                       0.9         0.1        (1.4)
                                          -----       -----       -----
Effective tax rates                       40.1%       39.3%       37.8%
                                          -----       -----       -----
                                          -----       -----       -----


No legislation was enacted during fiscal year 1996 affecting the corporate rate. Therefore, no related adjustment was made to the deferred income tax accounts during 1996. The Company increased its deferred tax asset in 1994 as a result of legislation enacted increasing the top corporate income tax rate from 34% to 35%. The effect of this is included as a credit in "other" in the above table.

G. Commitments

At June 30, 1996 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending June 30,     1997        $ 3,476
                         1998          3,149
                         1999          2,932
                         2000          2,673
                         2001          1,830
                        Later          1,271
                                      ------
Total minimum obligation             $15,331
                                      ------
                                      ------

Rent expense, primarily for office facilities, for the years ended June 30, 1996, 1995 and 1994 was $2,841,000, $2,167,000 and $2,132,000, respectively.

The Company has compensation arrangements with two of its senior executives and certain other employees which provide for certain payments in event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contributions vest after the employee has completed seven years of service and for 1996, 1995 and 1994 amounted to approximately $611,000, $581,000 and $530,000, respectively.

H. SUBSEQUENT EVENTS


On July 1, 1996, the Company acquired specific assets and assumed certain liabilities of DPI, Inc. and DPI Services, Inc., a wholly owned subsidiary of DPI, Inc., primarily engaged in the business of providing software services in the San Jose, California market. This business had revenues of approximately $11 million in calendar 1995. The initial amount paid in connection with the purchase was approximately $5.6 million which was paid with internal funds.
This acquisition will be accounted for by the purchase method of accounting. Accordingly, the assets acquired, including primarily customer-based intangibles, accounts receivable and property and equipment, will be recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired will be recorded as goodwill.

At its August 15, 1996 meeting, the Company's Board of Directors declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend. The additional shares will be distributed on September 30, 1996 to shareholders of record on September 9, 1996. Share and per share information presented has not been adjusted to reflect this stock split.

INDEPENDENT AUDITORS' REPORT



Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiary (the Company) as of June 30, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP


Minneapolis, Minnesota
August  15, 1996

FIVE YEAR FINANCIAL SUMMARY
ANALYSTS INTERNATIONAL CORPORATION


(Dollars in thousands except                                         Fiscal Year
per share amounts)                           1996          1995          1994          1993          1992
- -------------------------------------------------------------------------------------------------------------
Revenues                                 $329,544      $218,426      $175,982      $159,703      $129,558

Salaries, contracted services
 and direct charges                       252,518       155,743       125,285       112,644        91,255

Non-operating income                        1,027           760           241           462           463

Income before income taxes                 20,739        18,530        12,775        13,501         8,684

Income taxes                                8,321         7,274         4,824         5,235         3,310
- -------------------------------------------------------------------------------------------------------------
Net income                                 12,418        11,256         7,951         8,266         5,374

Total assets                               81,445        67,533        51,210        44,907        38,091

Long-term liabilities                       5,996         5,352         4,793         4,316         3,654

Shareholders' equity                       53,718        45,134        36,571        31,673        25,796

Per share data:

  Net income                                 1.68          1.55          1.10          1.15           .76

  Cash dividends                              .60           .52           .48           .40           .37

  Shareholders' equity                       7.33          6.22          5.14          4.48          3.69

Average common and
  common equivalent shares
  outstanding                           7,407,000     7,274,000     7,212,000     7,170,000     7,066,000


Number of personnel                         3,770         3,170         2,600         2,270         2,070
                                       ---------------------------------------------------------------------
                                       ---------------------------------------------------------------------


STOCK DATA


                                                                                                 Trailing
                                                         Market Range               Dividend      12-Month
FISCAL 1996                                  High           Low         Close      Declared     P/E Ratio
- ------------------------------------------------------------------------------------------------------------
Fourth Quarter                            $43 3/4       $33           $42              $.15         25
Third Quarter                              37 3/4        27 1/4        34               .15         20
Second Quarter                             33            29            30               .15         19
First Quarter                              33            25 1/2        32               .15         20

FISCAL 1995
- ------------------------------------------------------------------------------------------------------------
Fourth Quarter                            $27 3/4       $22 1/2       $26              $.13         17
Third Quarter                              23 1/4        19 3/4        23 1/4           .13         17
Second Quarter                             20 3/4        17            20 1/2           .13         16
First Quarter                              17 1/2        14 1/2        17 1/2           .13         15




Common shares are traded in the Nasdaq National Market under the symbol ANLY. As of August 15, 1996, there were approximately 1,400 shareholders of record and approximately 7,400 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq, dividends declared and the trailing 12-months closing price/earnings ratio for each quarterly period.

The Board of Directors has adopted a policy of declaring regular quarterly dividends subject to favorable earnings and cash flow. Accordingly, the Company declared quarterly dividends of $.15 a share in fiscal 1996 and $.13 a share in fiscal 1995.

On August 15, 1996, the Board of Directors declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend and increased the
quarterly cash dividend to $.09 a share.   The cash dividend would be the
equivalent of $18 a share had the stock not been split.

BOARD OF DIRECTORS
Frederick W. Lang
Chairman and Chief
Executive Officer

Victor C. Benda
President and Chief
Operating Officer

Willis K. Drake
Retired Chairman of the Board
Data Card Corporation

Margaret A. Loftus
Principal, Loftus Brown-Wescott, Inc.

Edward M. Mahoney
Retired Chairman and
Chief Executive Officer
Fortis Investors, Inc.
 and Fortis Advisers, Inc.

Robb L. Prince
Retired Vice President and Treasurer
Josten's,  Inc.

DIRECTOR EMERITUS
James E. Thornton
Retired Chairman of the Board
Network Systems Corporation

OFFICERS
Frederick W. Lang
Chairman and Chief
Executive Officer

Victor C. Benda
President and Chief
Operating Officer

Sarah P. Spiess
Senior Vice President
Vice President, Southern Region

Gerald M. McGrath
Vice President, Treasurer
  and Chief Financial Officer

Thomas R. Mahler
Secretary and General Counsel

Richard J. Chiappetta
Vice President, Central Region

Philip P. Colligan
Vice President, Eastern Region

Robert J. Pugh
Vice President, Midwest Region

Roman E. Rowan
Vice President, Western Region

Richard A. Ferrera
Vice President, Program Management

George R. Zak
Vice President, Investor Relations

Marti R. Charpentier
Controller and Assistant  Treasurer

Colleen M. Davenport
Associate General Counsel and
Assistant Secretary

10-K AVAILABLE
A copy of the Company's 1996
Annual Report on Form 10-K,
filed with the Securities and
Exchange Commission, is
available to AiC security
holders without charge upon
request to the Vice President,
Treasurer, Analysts
International Corporation,
7615 Metro Boulevard,
Minneapolis, Minnesota 55439-3050.

STOCK TRANSFER AGENT
State Street Bank & Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200
(800) 426-5523

EXPECTED DIVIDEND PAYMENT DATES
November 15, 1996
February 14, 1997
May 15, 1997
August 15, 1997

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Minneapolis, Minnesota

ANNUAL MEETING
The 1996 Annual Meeting
of Shareholders  will be
held on October 17, 1996
at 3 p.m. at the
Edina Country Club,
5100 Wooddale Avenue,
Edina, Minnesota.

QUARTERLY REPORTS
Analysts International Corporation sends quarterly earnings releases directly to shareholders, instead of traditional printed quarterly reports. Many companies now follow this approach, which gives shareholders pertinent information faster, at lower cost to the Company.

WORLD WIDE WEB ADDRESS
http://www.analysts.com