Form 10-K405, Exhibit 13
period 1997-06-30
ANALYSTS INTERNATIONAL CORP
filed 1997-09-26
CIK 6292

                                  1997 ANNUAL REPORT

                                        [LOGO]


                          ANALYSTS INTERNATIONAL CORPORATION

                          ANALYSTS INTERNATIONAL CORPORATION
                  The Company offers a variety of computer software
                       services to a wide range of industries,
                            including consulting, project
                management, systems analysis and design, programming,
          Year 2000 software compliance, software maintenance and training.


FINANCIAL HIGHLIGHTS


                                                                     YEAR ENDED JUNE 30           % INCREASE
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                      1997           1996         (DECREASE)
------------------------------------------------------------------------------------------------------------
Professional services revenues:
  Provided directly . . . . . . . . . . . . . . . . . . . .       $344,790       $267,317           29.0
  Provided through sub-suppliers. . . . . . . . . . . . . .         94,756         62,227           52.3
                                                                   --------        -------
     Total revenues . . . . . . . . . . . . . . . . . . . .        439,546        329,544           33.4
Income before income taxes. . . . . . . . . . . . . . . . .         27,210         20,739           31.2
Net income. . . . . . . . . . . . . . . . . . . . . . . . .         16,381         12,418           31.9

Per share of common stock:
  Net income. . . . . . . . . . . . . . . . . . . . . . . .          $1.09           $.84           29.8
  Shareholders' equity. . . . . . . . . . . . . . . . . . .           4.45           3.66           21.6
  Dividends declared. . . . . . . . . . . . . . . . . . . .            .36            .30           20.0

Average common and common equivalent shares outstanding . .     15,029,000     14,814,000            1.5
Number of personnel . . . . . . . . . . . . . . . . . . . .          4,650          3,770           23.3
Return on equity. . . . . . . . . . . . . . . . . . . . . .          27.3%          25.1%            8.8
Current ratio . . . . . . . . . . . . . . . . . . . . . . .           2.68           3.18          (15.7)
Working capital . . . . . . . . . . . . . . . . . . . . . .      $  55,009       $ 47,348           16.2
Long-term debt. . . . . . . . . . . . . . . . . . . . . . .           $  0           $  0             --



                                   ABOUT THE COVER:

             THE EMBLEM PICTURED ON THE COVER IS AWARDED IN THE FORM OF A
           MEDALLION TO AIC EMPLOYEES TO RECOGNIZE OUTSTANDING PERFORMANCE.
              THE WORDS - "EXCELLENCE, INTEGRITY, INNOVATION" - ARE THE
             PRINCIPLES THAT HAVE GUIDED THE COMPANY SINCE ITS FOUNDING.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As a means of better explaining the Company's operations and results, the following table illustrates the relationship between revenues and expense categories for the three years ended June 30, 1997, 1996, and 1995.



                                                                          PERCENT OF REVENUES
YEAR ENDED JUNE 30,                                              1997          1996           1995
----------------------------------------------------------------------------------------------------
Professional services revenues:
  Provided directly . . . . . . . . . . . . . . . . . . . .     78.4%          81.1%          97.9%
  Provided through sub-suppliers. . . . . . . . . . . . . .     21.6%          18.9%           2.1%
                                                               -------------------------------------
     Total revenues . . . . . . . . . . . . . . . . . . . .    100.0%         100.0%         100.0%
Salaries, contracted services and direct charges. . . . . .     77.4%          76.6%          71.3%
Selling, administrative and other operating costs . . . . .     16.6%          17.4%          20.6%
Non-operating income. . . . . . . . . . . . . . . . . . . .      0.2%           0.3%           0.4%
                                                               -------------------------------------
Income before income taxes. . . . . . . . . . . . . . . . .      6.2%           6.3%           8.5%
Income taxes. . . . . . . . . . . . . . . . . . . . . . . .      2.5%           2.5%           3.3%
                                                               -------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . . .      3.7%           3.8%           5.2%
----------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Revenues provided directly increased approximately $67 million, or 29.0%, in fiscal 1997 over 1996. Fiscal 1996 revenues provided directly increased 25.0% over fiscal 1995. Supplemental revenues resulting from sub-supplier billings, primarily with U S West and IBM, increased 52.3% in fiscal 1997 over 1996. Fiscal 1995 revenues provided through sub-suppliers were minimal. All of these increases resulted primarily from increases in billable hours of service rendered to clients. Rate increases have contributed only slightly to the revenue increases over this time period because prevailing competitive conditions in the industry have made it difficult for the Company to increase the hourly rates it charges for services.

    Personnel totalled 4,650 at June 30, 1997, compared to 3,770 at June 30, 1996 and 3,170 at June 30, 1995. Substantially all of the increases consist of billable technical staff.

    Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 77.4% of revenues in fiscal 1997 compared to 76.6% of revenues in fiscal 1996. The increase in this expense category as a percentage of revenues is mostly a consequence of the increase in business done through sub-suppliers. The fees which the Company pays to these sub-suppliers are higher per hour than the labor costs for its own employees. Excluding both sub-supplier revenues and labor costs associated with these contracts, this category of expense was 71.3% of revenues in fiscal 1997, 71.2% in fiscal 1996 and 70.7% in fiscal 1995. The Company's efforts to control these costs involve controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of its billable technical staff. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand. Intense competition in the industry makes it difficult to pass cost increases on to customers, and unfavorable economic conditions could adversely affect productivity. While the Company has taken steps to control this category of expense, there can be no assurance the Company will be able to maintain gross margins at the levels experienced.

    Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 16.6% in fiscal 1997, 17.4% in 1996 and 20.6% in 1995. Excluding the sub-supplier revenues associated with the contracts referred to above, this percentage would have been 21.1% for fiscal 1997, 21.4% for fiscal 1996 and 21.0% for fiscal 1995. While the Company is committed to careful management of these costs, there can be no assurance the Company will be able to maintain these costs at their current relationship to revenues.

    Net income in fiscal 1997 increased 31.9% over fiscal 1996 and fiscal 1996's net income increased 10.3% over fiscal 1995. As a percentage of total revenues, however, net income has declined from 5.2% in fiscal 1995 to 3.8% in fiscal 1996 and 3.7% in fiscal 1997. The decrease in net income as a percentage of revenues results from the lower

                                       [CHART]





                                       [CHART]
margin realized on revenues from services provided through sub-suppliers. The Company's net income as a percentage of revenues provided directly was 4.8%, 4.6% and 5.3% for fiscal years 1997, 1996 and 1995, respectively.

    Inflation has not had a major impact on the Company's operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a semi-annual basis.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at June 30, 1997 was $55.0 million, up 16.3% from the $47.3 million at June 30, 1996 which was up 18.8% from the $39.8 million at June 30, 1995. This includes cash and cash equivalents of $17.9 million at June 30, 1997 compared to $17.0 million at June 30, 1996 and $12.6 million a year earlier and accounts receivable of $67.0 million at June 30, 1997 compared to $49.5 million at June 30, 1996 and $41.7 million a year earlier.

    The Company's primary need for working capital is to support accounts receivable resulting from the growth in its business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, the Company has been able to support the growth in its business with internally generated funds. The Company's sub-supplier contracts have not and are not expected to burden working capital, even though the ratio of current assets to current liabilities has declined as a consequence of the Company's use of sub-suppliers to perform substantial amounts of the work, because the Company does not pay its sub-suppliers until after collection from the client.

    The Company's business is not capital intensive since the Company's services are generally provided at the client site, where the client provides the computer equipment, work space and other necessary facilities. In recent years, however, the Company has established customer support facilities where it performs software development work off the customer's premises. These facilities are staffed by appropriate AiC management and technical personnel and include computer equipment and telecommunications links with customer computers. Also, in fiscal 1997 the Company made capital investments to enlarge certain branch facilities as a result of the increased level of business. For fiscal 1997, capital expenditures, primarily for computer equipment, furniture and leasehold improvements, totalled $2,955,000. Capital expenditures for fiscal years 1996 and 1995 were $2,932,000 and $1,930,000, respectively. All of these capital expenditures were funded through working capital. Fiscal 1998 capital spending is expected to exceed fiscal 1997 as the Company continues to expand its operations.

    During fiscal 1997, the Company increased its regular quarterly cash dividends to $.09 per share, up from $.075 declared during fiscal 1996 and the $.065 declared during fiscal 1995. The amount of the quarterly dividend is based on results of operations, available cash and anticipated cash requirements of the business.

    The Company adopted Statements of Financial Accounting Standards No. 112, "Employers Accounting for Post Employment Benefits" and No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in the first quarter of fiscal 1995. The impact on the Company's financial position and results of operations as a consequence of adopting these statements was not significant.

    The Company also adopted Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation," in the first quarter of 1997. The adoption of these standards also did not have a significant effect on the Company's financial position and operating results.

    On July 1, 1996, the Company acquired specific assets and assumed certain liabilities of DPI, Inc. and DPI Services, Inc., a wholly owned subsidiary of DPI, Inc., primarily engaged in the business of providing software services in the San Jose, California market. The amount paid in connection with the purchase was approximately $5.6 million which was paid entirely with internal funds.

    The Company believes internally generated funds will be sufficient to meet the cash requirements of its business for fiscal 1998.



                                       [CHART]



                                       [CHART]

                          ANALYSTS INTERNATIONAL CORPORATION


                          CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNT)                                1997           1996
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . .     $ 17,888        $17,018
  Accounts receivable, less allowance for doubtful
     accounts of $550 and $500, respectively. . . . . . . . . . . . . .       66,954         49,494
  Prepaid expenses and other current assets . . . . . . . . . . . . . .        2,989          2,567
----------------------------------------------------------------------------------------------------
  Total current assets. . . . . . . . . . . . . . . . . . . . . . . . .       87,831         69,079
Property and equipment. . . . . . . . . . . . . . . . . . . . . . . . .        6,121          5,715
Intangible assets, net of accumulated amortization of $277. . . . . . .        3,874             --
Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,544          6,651
----------------------------------------------------------------------------------------------------
                                                                            $105,370        $81,445
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 18,131        $11,049
  Dividend payable. . . . . . . . . . . . . . . . . . . . . . . . . . .        1,336          1,099
  Salaries and vacations. . . . . . . . . . . . . . . . . . . . . . . .       11,513          7,524
  Other, primarily self-insured health care reserves. . . . . . . . . .        1,647          1,677
  Income taxes payable. . . . . . . . . . . . . . . . . . . . . . . . .          195            382
----------------------------------------------------------------------------------------------------
  Total current liabilities . . . . . . . . . . . . . . . . . . . . . .       32,822         21,731

Long-term liabilities . . . . . . . . . . . . . . . . . . . . . . . . .        6,444          5,996
Commitments (Note H). . . . . . . . . . . . . . . . . . . . . . . . .             --             --

Shareholders' equity:
  Common stock, par value $.10 a share; authorized
     40,000,000 shares; issued and outstanding
     14,849,849 and 14,649,350 shares, respectively . . . . . . . . . .        1,485          1,465
  Additional capital. . . . . . . . . . . . . . . . . . . . . . . . . .       12,061         10,756
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . .       52,558         41,497
----------------------------------------------------------------------------------------------------
  Total shareholders' equity. . . . . . . . . . . . . . . . . . . . . .       66,104         53,718
----------------------------------------------------------------------------------------------------
                                                                            $105,370        $81,445
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


                    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          ANALYSTS INTERNATIONAL CORPORATION


                          CONSOLIDATED STATEMENTS OF INCOME



                                                                            YEAR ENDED JUNE 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                      1997           1996           1995
---------------------------------------------------------------------------------------------------------
Professional services revenues:
  Provided directly . . . . . . . . . . . . . . . . . . . .     $  344,790     $  267,317     $  213,785
  Provided through sub-suppliers. . . . . . . . . . . . . .         94,756         62,227          4,641
---------------------------------------------------------------------------------------------------------
     Total revenues . . . . . . . . . . . . . . . . . . . .        439,546        329,544        218,426

Expenses:
  Salaries, contracted services and
     direct charges . . . . . . . . . . . . . . . . . . . .        340,483        252,518        155,743
  Selling, administrative and other
     operating costs. . . . . . . . . . . . . . . . . . . .         72,898         57,314         44,913
---------------------------------------------------------------------------------------------------------
                                                                   413,381        309,832        200,656
---------------------------------------------------------------------------------------------------------

Operating income. . . . . . . . . . . . . . . . . . . . . .         26,165         19,712         17,770
Non-operating income. . . . . . . . . . . . . . . . . . . .          1,045          1,027            760
---------------------------------------------------------------------------------------------------------
Income before income taxes. . . . . . . . . . . . . . . . .         27,210         20,739         18,530
Income taxes. . . . . . . . . . . . . . . . . . . . . . . .         10,829          8,321          7,274
---------------------------------------------------------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . . .     $   16,381     $   12,418     $   11,256
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

  Net income per common and
     common equivalent share. . . . . . . . . . . . . . . .     $     1.09     $      .84     $      .77
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
  Average common and common
     equivalent shares outstanding. . . . . . . . . . . . .     15,029,000     14,814,000     14,548,000
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------




                    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          ANALYSTS INTERNATIONAL CORPORATION


                        Consolidated Statements of Cash Flows


                                                                           YEAR ENDED JUNE 30
(IN THOUSANDS)                                                     1997            1996           1995
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

Net income. . . . . . . . . . . . . . . . . . . . . . . . .      $16,381       $ 12,418       $ 11,256
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation. . . . . . . . . . . . . . . . . . . . . . .        2,562          2,191          1,814
  Amortization of Goodwill. . . . . . . . . . . . . . . . .          277             --             --
  Loss on disposal of assets. . . . . . . . . . . . . . . .            4             25              5
  Increase in deferred income tax benefit . . . . . . . . .         (531)          (469)          (445)
  Increase in accounts receivable . . . . . . . . . . . . .      (15,915)        (7,788)       (13,413)
  (Increase) decrease in prepaid expenses . . . . . . . . .         (186)            21            (31)
  Increase in accounts payable. . . . . . . . . . . . . . .        6,582          3,808          5,550
  Increase in salaries and vacations. . . . . . . . . . . .        3,897            871          1,351
  (Decrease) increase in other accrued expenses . . . . . .          (30)            57            111
  (Decrease) increase  in income taxes payable. . . . . . .         (187)          (208)           100
  Increase in long-term liabilities . . . . . . . . . . . .          448            644            559
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities . . . . . . . . .       13,302         11,570          6,857



Cash flows from investing activities:
  Property and equipment additions. . . . . . . . . . . . .       (2,955)        (2,932)        (1,930)
  Increase in annuities and cash surrender values . . . . .         (598)          (578)          (411)
  Payments for acquisitions . . . . . . . . . . . . . . . .       (5,153)            --             --
  Proceeds from property and equipment sales. . . . . . . .           32             21             3
-------------------------------------------------------------------------------------------------------
Net cash used in investing activities . . . . . . . . . . .       (8,674)        (3,489)        (2,338)



Cash flows from financing activities:

  Cash dividends. . . . . . . . . . . . . . . . . . . . . .       (5,083)        (4,223)        (3,668)
  Proceeds from exercise of stock options . . . . . . . . .        1,325            545          1,064
-------------------------------------------------------------------------------------------------------
Net cash used in financing activities . . . . . . . . . . .       (3,758)        (3,678)        (2,604)
-------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents. . . . . . . . . . . .          870          4,403          1,915
Cash and equivalents at beginning of year . . . . . . . . .       17,018         12,615         10,700
-------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year . . . . . . . . . . . .      $17,888       $ 17,018       $ 12,615
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------


Supplemental cash flow information:

  Cash paid during the year for:
    Income taxes. . . . . . . . . . . . . . . . . . . . . .      $11,034       $  8,998       $  7,619
    Interest. . . . . . . . . . . . . . . . . . . . . . . .           --             --             --




                   See notes to consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                          ANALYSTS INTERNATIONAL CORPORATION




                                                                     COMMON        ADDITIONAL      RETAINED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                       STOCK         CAPITAL        EARNINGS
-----------------------------------------------------------------------------------------------------------
Balances at June 30, 1994 as previously reported . . . . . . . .     $  712        $ 9,900        $25,959
   Effect of stock split . . . . . . . . . . . . . . . . . . . .        712           (712)
-----------------------------------------------------------------------------------------------------------
Balances at June 30, 1994 as restated. . . . . . . . . . . . . .      1,424          9,188         25,959
   Common stock issued - 278,510 shares upon
      exercise of stock options. . . . . . . . . . . . . . . . .         28          1,036
   Cash dividends ($.26 per share) . . . . . . . . . . . . . . .     (3,757)
-----------------------------------------------------------------------------------------------------------
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . .                                   11,256
Balances at June 30, 1995. . . . . . . . . . . . . . . . . . . .      1,452         10,224         33,458
   Common stock issued - 133,798 shares upon
      exercise of stock options. . . . . . . . . . . . . . . . .         13            532
   Cash dividends ($.30 per share) . . . . . . . . . . . . . . .                                   (4,379)
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . .                                   12,418
-----------------------------------------------------------------------------------------------------------
Balances at June 30, 1996. . . . . . . . . . . . . . . . . . . .      1,465         10,756         41,497
   Common stock issued - 198,543 shares upon
      exercise of stock options. . . . . . . . . . . . . . . . .         20            792
   Income tax benefit from stock option plans. . . . . . . . . .                       481
   Stock based compensation. . . . . . . . . . . . . . . . . . .                        32
   Cash dividends ($.36 per share) . . . . . . . . . . . . . . .                                   (5,320)
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . .                                   16,381
-----------------------------------------------------------------------------------------------------------
Balances at June 30, 1997. . . . . . . . . . . . . . . . . . . .     $1,485        $12,061        $52,558
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------



                    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL REPORT 1997   #

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS - Analysts International Corporation furnishes analytical and programming services. These services include consulting, systems analysis, design, programming and instruction in the use of computer programs.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated.

DEPRECIATION - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (3-40 years) of the assets for financial statement purposes and accelerated methods for income tax purposes.

REVENUES - The Company grants credit without collateral to customers, a significant portion of whom are engaged in the electronics and telecommunications industries. One customer and their various divisions and operating units accounted for approximately 21%, 18% and 20% of revenues in fiscal 1997, 1996 and 1995, respectively. Another customer accounted for 22%, 23% and 6% of revenues in fiscal 1997, 1996 and 1995, respectively. Revenue is recognized on contracts as services are performed.

INTANGIBLE ASSETS - Intangible assets consists of goodwill, the excess of the purchase price over the appraised fair value of assets acquired in acquisitions. Intangibles are amortized on a straight-line basis over 15 years. At the balance sheet date, management assessed whether there has been a permanent impairment in the value of goodwill and the amount of such impairment by comparing anticipated undiscounted future operating income from the acquired business unit with the carrying value of the related goodwill. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of demand, competition and other economic factors.

NET INCOME PER SHARE - Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding, including the dilutive effect of stock options. Fully diluted net income per share is substantially the same.

CASH EQUIVALENTS - Temporary cash investments in money market accounts and Treasury Bills are considered to be cash equivalents.

SHARES RESERVED - At June 30, 1997, there were approximately 17,153,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FASB PRONOUNCEMENT - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". This statement specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) and is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. This statement replaces the presentation of primary EPS with a presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. If the Company had applied SFAS No. 128 to the computation of earnings per share for the year ended June 30, 1997, the basic and diluted amounts would have been $1.11 and $1.09, respectively.

B. PROPERTY AND EQUIPMENT
                                                   JUNE 30
(In thousands)                         1997                     1996
-----------------------------------------------------------------------
Cost:
    Land . . . . . . . . . . . . . . .$  74                     $  74
    Building and improvements. . . . .1,931                     1,773
    Office furniture & equipment . . 15,672                    13,709
-----------------------------------------------------------------------
Total. . . . . . . . . . . . . . . . 17,677                    15,556
Accumulated depreciation . . . . . .(11,556)                   (9,841)
-----------------------------------------------------------------------
                                   $  6,121                  $  5,715
------------------------------------------------------------------------
------------------------------------------------------------------------

C. DEFERRED COMPENSATION

The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in long-term liabilities at June 30, 1997 and 1996 is $6,444,000 and $5,996,000 respectively, representing the Company's liability under the Plan. This liability is being funded by the purchase of life insurance and annuity contracts. Included in other assets at June 30, 1997 and 1996 is $5,148,000 and $4,550,000, respectively, representing the carrying value of annuities, which approximates market value, and insurance cash value. Deferred compensation expense for the fiscal years 1997, 1996 and 1995 was approximately $448,000, $718,000 and $708,000 respectively.

D. COMMON STOCK

In October 1996, the shareholders approved an amendment to the Company's Articles of Incorporation increasing the number of shares of Common Stock authorized for issuance to 40,000,000 shares. In September 1996, the Company distributed a two-for-one stock split effected in the form of a stock dividend. All share and per share data has been adjusted to reflect this stock split.

E. STOCK OPTION PLANS

The Company has three stock-based compensation plans, which are described below. In October 1995, the FASB issued SFAS 123,

"Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires companies to either recognize compensation expense for grants of stock options and other equity instruments based on fair value or to disclose pro forma net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1997 and has continued to apply APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for two of its stock option plans. The compensation that has been charged against income for its non-employee directors plan was $32,000 in fiscal 1997, the first year of the plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended June 30, 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                                   1997                         1996
                         NET INCOME     EARNINGS     NET INCOME      EARNINGS
                          ($1,000)      PER SHARE      ($1,000)     PER SHARE

As reported. . . . . . .   $16,381        $1.09        $12,418       $0.84
Pro forma. . . . . . . .   $15,400        $1.02        $12,246       $0.83

    The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income in future years. SFAS 123 does not apply to awards prior to 1996 and additional awards in future years are anticipated.
    The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 5 years, expected volatility of 44%, a dividend yield of 1.0% and a risk-free interest rate of 7.5%
    The Company has three option plans. Under the 1985 Incentive Stock Option Plan, the company could grant options to its employees for up to 1,875,000 shares of common stock. This Plan expired June 20, 1995. Under the 1994 Stock Option Plan, the Company may grant options to its employees for up to 800,000 shares of common stock. Under the 1996 Stock Option Plan for Non-employee Directors, the Company may grant options to its non-employee directors, for up to 160,000 shares of common stock. Under the 1996 Non-employee Directors Plan, options to purchase 4,000 shares are automatically granted on January 3 of each year to each eligible non-employee director. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options are exercisable 25% annually beginning one year after date of grant.
    A summary of the status of the Company's stock option plans as of June 30, 1997, 1996 and 1995, and changes during the years ending on those dates follows:


                                     1997                      1996                     1995
                                           WEIGHTED-              WEIGHTED-                  WEIGHTED-
                                            AVERAGE                 AVERAGE                   AVERAGE
                                            EXERCISE               EXERCISE                   EXERCISE
                              SHARES          PRICE     SHARES       PRICE      SHARES          PRICE
------------------------------------------------------------------------------------------------------
Outstanding at
  beginning
  of year. . . . . . . .      788,620      $13.47      638,758      $ 9.08      676,600      $ 6.22
Granted. . . . . . . . .      117,737       29.38      336,850       18.60      258,716       11.05
Exercised. . . . . . . .     (247,321)       8.87     (182,988)       7.67     (296,558)       6.51
Expired. . . . . . . . .       (5,000)      17.03       (4,000)       9.63           --          --
                              -------                 --------                  -------
Outstanding at
  end of year. . . . . .      654,036      $18.05      788,620      $13.47      638,758      $ 9.08
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


    The following table summarizes information about stock options outstanding at June 30, 1997:


                          OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                      NUMBER      WEIGHTED-AVERAGE       WEIGHTED-         NUMBER            WEIGHTED-
RANGE OF             OUTSTANDING       REMAINING          AVERAGE        EXERCISABLE           AVERAGE
EXERCISE PRICES      AT 6/30/97    CONTRACTUAL LIFE   EXERCISE PRICE     AT 6/30/97        EXERCISE PRICE
------------------------------------------------------------------------------------------------------------
$ 8.00-$10.25         125,250         2.07 YEARS         $ 9.33             52,862             $8.88
12.97- 19.13          391,223         3.65                17.24            101,599             16.81
20.38- 29.00          104,929         6.78                26.27              5,030             21.32
34.25- 35.75           32,634         9.92                34.71                 --             --
$8.00-$35.75          654,036         4.16               $18.05            159,491            $14.33
------------------------------------------------------------------------------------------------------------


F. SHAREHOLDERS' RIGHTS PLAN
On June 15, 1989 the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. On April 29, 1996 the Board of Directors amended the plan. The rights, which expire on April 29, 2006, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $80.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15 percent or more of the common stock.
    If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 15 percent or more of the Company's shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

    At any time prior to an acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

G. INCOME TAXES
The provision for income taxes charged was as follows:

                                                  YEAR ENDED JUNE 30
(IN THOUSANDS)                           1997             1996         1995
Currently payable:
    Federal. . . . . . . . . . . .       $9,486         $7,399         $6,477
    State. . . . . . . . . . . . .        1,874          1,391          1,242
--------------------------------------------------------------------------------
                                         11,360          8,790          7,719

Deferred:
    Federal. . . . . . . . . . .           (439)          (408)          (377)
    State. . . . . . . . . . . .            (92)           (61)           (68)
                                           (531)          (469)          (445)
--------------------------------------------------------------------------------
Total. . . . . . . . . . . . . .        $10,829         $8,321         $7,274
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Net deferred tax assets are comprised of the following:
                                                              JUNE 30
(IN THOUSANDS)                                       1997              1996
--------------------------------------------------------------------------------
Deferred compensation. . . . . . . . . . . .         $2,565         $2,406
Accrued vacation and
    compensatory time. . . . . . . . . . . .          1,262          1,095
Self-insured health
    care reserves. . . . . . . . . . . . . .            597            584
Allowance for doubtful accounts. . . . . . .            219            201
Other. . . . . . . . . . . . . . . . . . . .            236            221
    Deferred tax assets. . . . . . . . . . .          4,879          4,507
    Depreciation . . . . . . . . . . . . . .           (182)          (304)
Other. . . . . . . . . . . . . . . . . . . .           (126)          (163)
    Deferred tax liabilities . . . . . . . .           (308)          (467)
--------------------------------------------------------------------------------
Net deferred tax assets. . . . . . . . . . .         $4,571         $4,040
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Whereof:
    Current. . . . . . . . . . . . . . . . .         $2,175         $1,939
    Noncurrent . . . . . . . . . . . . . . .          2,396          2,101
                                                     $4,571         $4,040
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


         The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income as a result of the following differences:

                                                      YEAR ENDED JUNE 30
                                                1997        1996         1995
--------------------------------------------------------------------------------

Statutory federal income tax rates . . . . .    35.0%       35.0%        35.0%
State and local taxes, net of
    federal benefit. . . . . . . . . . . . .     4.3         4.2          4.2
Other. . . . . . . . . . . . . . . . . . . .     0.5         0.9          0.1
--------------------------------------------------------------------------------

Effective tax rates. . . . . . . . . . . . .    39.8%       40.1%        39.3%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

H. COMMITMENTS

At June 30, 1997 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(IN THOUSANDS)
Year ending June 30,  1998 . . . . . . . . . . . . . . . . . . .   $ 4,583
                      1999 . . . . . . . . . . . . . . . . . . .     4,493
                      2000 . . . . . . . . . . . . . . . . . . .     4,151
                      2001 . . . . . . . . . . . . . . . . . . .     2,924
                      2002 . . . . . . . . . . . . . . . . . . .     1,236
                      Later. . . . . . . . . . . . . . . . . . .     2,056
--------------------------------------------------------------------------------
Total minimum obligation . . . . . . . . . . . . . . . . . . . .   $19,443
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Rent expense, primarily for office facilities, for the years ended June 30, 1997, 1996 and 1995 was $3,812,000, $2,841,000 and $2,167,000, respectively.

    The Company has compensation arrangements with all of its senior executives and certain other employees which provide for certain payments in event of a change of control of the Company.

    The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contributions vest after the employee has completed seven years of service and for 1997, 1996 and 1995 amounted to approximately $792,000, $611,000 and $581,000, respectively.


I. BUSINESS ACQUISITION

On July 1, 1996, the Company acquired specific assets and assumed certain liabilities of DPI, Inc. and DPI Services, Inc., a wholly owned subsidiary of DPI, Inc., primarily engaged in the business of providing software services in the San Jose, California market. The amount paid in connection with the purchase was approximately $5.6 million which was paid with internal funds. This acquisition was accounted for by the purchase method of accounting. Accordingly, the assets acquired, including primarily accounts receivable and property and equipment, were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired was recorded as goodwill and is being amortized on a straight-line basis over a 15-year period.

                        INDEPENDENT AUDITORS' REPORT

SHAREHOLDERS AND BOARD OF DIRECTORS
ANALYSTS INTERNATIONAL CORPORATION
MINNEAPOLIS, MINNESOTA

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiary (the Company) as of June 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



MINNEAPOLIS, MINNESOTA                           /s/ DELOITTE & TOUCHE LLP
AUGUST 18, 1997


STOCK DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                      TRAILING
                            MARKET RANGE               DIVIDEND       12-MONTH
FISCAL 1997          HIGH        LOW          CLOSE    DECLARED      P/E RATIO
--------------------------------------------------------------------------------
Fourth Quarter    $36.75       $21.25      $33.50         $.09          31
Third Quarter      29.50        22.00       22.00          .09          21
Second Quarter     30.50        23.00       28.25          .09          29
First Quarter      23.25        17.50       23.00          .09          25

FISCAL 1996
--------------------------------------------------------------------------------
Fourth Quarter    $217/8       $161/2      $21.00        $.075          25
Third Quarter      187/8        135/8       17.00         .075          20
Second Quarter     161/2        141/2       15.00         .075          19
First Quarter      161/2        123/4       16.00         .075          20


Common shares are traded in the Nasdaq National Market under the symbol ANLY. As of August 15, 1997, there were approximately ,500 shareholders of record and approximately 8,000 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq, dividends declared and the trailing 12-months closing price/earnings ratio for each quarterly period.
    The Board of Directors has adopted a policy of declaring regular quarterly dividends subject to favorable earnings and cash flow. Accordingly, the Company declared quarterly dividends of $.09 a share in fiscal 1997 and $.075 a share in fiscal 1996.
    On August 21, 1997, the Board of Directors increased the quarterly cash dividend to $.11 a share.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

QUARTERLY REVENUES AND INCOME

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                      FIRST       SECOND       THIRD      FOURTH
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)     QUARTER      QUARTER      QUARTER     QUARTER      ANNUAL
---------------------------------------------------------------------------------------------------------------
Fiscal 1997
Total revenues . . . . . . . . . . . . . . . .      $98,022     $101,847    $113,693     $125,984    $439,546
Income before income taxes . . . . . . . . . .        6,503        6,526       6,936        7,245      27,210
Income taxes . . . . . . . . . . . . . . . . .        2,635        2,621       2,775        2,798      10,829
Net income . . . . . . . . . . . . . . . . . .        3,868        3,905       4,161        4,447      16,381
Net income per share . . . . . . . . . . . . .          .26          .26         .28          .29        1.09

Fiscal 1996
Total revenues . . . . . . . . . . . . . . . .      $73,071      $78,786     $85,976      $91,711    $329,544
Income before income taxes . . . . . . . . . .        4,644        4,764       5,564        5,767      20,739
Income taxes . . . . . . . . . . . . . . . . .        1,835        1,882       2,226        2,378       8,321
Net income . . . . . . . . . . . . . . . . . .        2,809        2,882       3,338        3,389      12,418
Net income per share . . . . . . . . . . . . .          .19          .19         .23          .23         .84


Per share amounts were restated for the effect of the 2 for 1 common stock split in the form of a 100% stock dividend paid
September 30, 1996.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FIVE YEAR FINANCIAL SUMMARY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                          FISCAL YEAR
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)       1997        1996        1995         1994         1993
---------------------------------------------------------------------------------------------------------------
Professional services revenues:
  Provided directly. . . . . . . . . . . . . .     $344,790     $267,317    $213,785     $175,982    $159,703
  Provided through sub-suppliers . . . . . . .       94,756       62,227       4,641           --          --
---------------------------------------------------------------------------------------------------------------
     Total revenues. . . . . . . . . . . . . .      439,546      329,544     218,426      175,982     159,703
Salaries, contracted services
  and direct charges . . . . . . . . . . . . .      340,483      252,518     155,743      125,285     112,644
Non-operating income . . . . . . . . . . . . .        1,045        1,027         760          241         462
Income before income taxes . . . . . . . . . .       27,210       20,739      18,530       12,775      13,501
Income taxes . . . . . . . . . . . . . . . . .       10,829        8,321       7,274        4,824       5,235
---------------------------------------------------------------------------------------------------------------
Net income . . . . . . . . . . . . . . . . . .       16,381       12,418      11,256        7,951       8,266
Total assets . . . . . . . . . . . . . . . . .      105,370       81,445      67,533       51,210      44,907
Long-term liabilities. . . . . . . . . . . . .        6,444        5,996       5,352        4,793       4,316
Shareholders' equity . . . . . . . . . . . . .       66,104       53,718      45,134       36,571      31,673

Per share data:
  net income . . . . . . . . . . . . . . . . .         1.09          .84         .77          .55         .57
  cash dividends . . . . . . . . . . . . . . .          .36          .30         .26          .24         .20
  shareholders' equity . . . . . . . . . . . .         4.45         3.66        3.11         2.57        2.24
Average common and common
  equivalent shares outstanding. . . . . . . .   15,029,000   14,814,000  14,548,000   14,424,000  14,340,000
Number of personnel. . . . . . . . . . . . . .        4,650        3,770       3,170        2,600       2,270
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------


Per share data and average shares outstanding were restated for the effect of the 2 for 1 common stock split in the form of a 100% stock dividend paid September 30, 1996.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[PHOTO]

BOARD OF DIRECTORS: PRINCE, DRAKE, BENDA, LANG, MAHONEY, LOFTUS.

                                  BOARD OF DIRECTORS

                                  FREDERICK W. LANG
                         Chairman and Chief Executive Officer

                                   VICTOR C. BENDA
                        President and Chief Operating Officer

                                   WILLIS K. DRAKE
                            Retired Chairman of the Board
                                Data Card Corporation

                                  MARGARET A. LOFTUS
                                      Principal
                              Loftus Brown-Wescott, Inc.

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

                                  DIRECTOR EMERITUS
                                  JAMES E. THORNTON
                            Retired Chairman of the Board
                             Network Systems Corporation


                                       OFFICERS

                                  FREDERICK W. LANG
                         Chairman and Chief Executive Officer

                                   VICTOR C. BENDA
                        President and Chief Operating Officer

                                   SARAH P. SPIESS
                               Executive Vice President

                                  GERALD M. MCGRATH
                            Vice President, Treasurer and
                               Chief Financial Officer

                                   THOMAS R. MAHLER
                            Secretary and General Counsel

                                RICHARD J. CHIAPPETTA
                            Vice President, Central Region

                                  PHILIP P. COLLIGAN
                            Vice President, Eastern Region

                                  MICHAEL J. LAVELLE
                           Vice President, Southern Region

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

                                  RICHARD A. FERRERA
                          Vice President, Program Management

                                    GEORGE R. ZAK
                          Vice President, Investor Relations

                                 MARTI R. CHARPENTIER
                          Controller and Assistant Treasurer

                                 COLLEEN M. DAVENPORT
                            Associate General Counsel and
                                 Assistant Secretary

REGIONAL, BRANCH AND FIELD OFFICES

[MAP]


CORPORATE HEADQUARTERS

7615 Metro Boulevard
Minneapolis, Minnesota  55439-3050
Tele:   (612) 835-5900
Tele:   (800) 800-5044
Fax:          (612) 897-4555

REGIONAL OFFICES

CENTRAL
5750 Castle Creek Parkway N, Suite 259
Indianapolis, Indiana  46250-4335
Tele:   (317) 577-3569
Fax:    (317) 577-3573

EASTERN
One Penn Plaza, Suite 2228
New York, New York 10119-0002
Tele:   (212) 465-1660
Fax:    (212) 465-1724

MIDWEST
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
Tele:   (314) 997-1746
Fax:    (314) 997-4234

SOUTHERN
Perimeter 400 Center, Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia  30342-1746
Tele:   (404) 256-5190
Fax:    (404) 252-4732

WESTERN
44 Montgomery Street, Suite 2365
San Francisco, California  94104-4710
Tele:   (415) 352-0760
Fax:    (612) 897-4669

DIVISIONS

AiC TECHWEST
7800 E Union Avenue, Suite 630
Denver, Colorado 80237-2755
Tele:   (303) 721-0341
Tele:   (800) 721-0772
Fax:    (612) 897-4669

AiC NATIONAL PROJECTS OFFICE
621 NW 53rd Street, Suite 140
Boca Raton, Florida  33487-8211
Tele:   (561) 241-5912
Fax:    (404) 252-4732

AiC IBM PROJECT SUPPORT OFFICE (POST)
600 N Westshore Boulevard, Suite 304
Tampa, Florida  33609-1145
Tele:   (813) 288-0058
Fax:    (813) 289-9475

BRANCH OFFICES

ATLANTA
Perimeter 400 Center, Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia  30342-1746
Tele:   (404) 256-5190
Fax:    (404) 252-4732

AUSTIN
LaCosta Green
1033 LaPosada Drive, Suite 300
Austin, Texas 78752-3824
Tele:   (512) 206-2700
Fax:    (512) 206-2720

BOCA RATON
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
Tele:   (561) 241-5912
Fax:    (561) 241-6705

CHICAGO
1101 Perimeter Drive, Suite 500
Schaumburg, Illinois  60173-5060
Tele:   (847) 619-4673
Fax:    (847) 605-9489

CINCINNATI/DAYTON
Governor's Pointe
4770 Duke Drive, Suite 207
Mason, Ohio  45040-9374
Tele:   (513) 398-7811
Fax:    (513) 398-7894

CLEVELAND
Corporate Plaza I, Suite 350
6450 Rockside Woods Boulevard, South
Cleveland, Ohio 44131-2230
Tele:   (216) 524-8990
Fax:    (216) 524-9535

COLUMBUS
471 E Broad Street, Suite 2001
Columbus, Ohio 43215-3861
Tele:   (614) 224-6790
Fax:    (614) 224-1935

DALLAS
3030 LBJ Freeway,  Suite 820, LB52
Dallas, Texas 75234-7703
Tele:   (972) 243-2001
Fax:    (972) 243-7468

DANBURY
100 Mill Plain Road, 2nd Floor
Danbury, Connecticut  06811-5188
Tele:   (203) 825-3940
Fax:    (203) 825-3950

DENVER
7800 E Union Avenue, Suite 600
Denver, Colorado 80237-2755
Tele:   (303) 721-6200
Fax:    (303) 721-6403

DES MOINES
1200 Valley West Drive, Suite 704
West Des Moines, Iowa  50266-1908
Tele:   (515) 221-9822
Fax:    (515) 221-0173

DETROIT
3000 Town Center, Suite 570
Southfield, Michigan 48075-1297
Tele:   (248) 353-7230
Fax:    (248) 353-5139

                                                           CORPORATE INFORMATION

HOUSTON
1415 N Loop West, Suite 300
Houston, Texas 77008-1645
Tele:   (713) 869-3420
Fax:    (713) 861-7933

INDIANAPOLIS
5750 Castle Creek Parkway N, Suite 259
Indianapolis, Indiana  46250-4335
Tele:   (317) 842-1100
Fax:    (317) 842-1157

KANSAS CITY
Broadway Summit
3101 Broadway, Suite 101
Kansas City, Missouri 64111-2416
Tele:   (816) 531-5050
Fax:    (816) 531-5636

LEXINGTON
2365 Harrodsburg Road, Suite B450
Lexington, Kentucky  40504-3342
Tele:   (606) 223-0001
Fax:    (606) 224-4389

LOS ANGELES
7700 Irvine Center Drive, Suite 280
Irvine, California  92618-2924
Tele:   (714) 450-8930
Fax:    (714) 450-8940

MINNEAPOLIS
8200 Normandale Boulevard, Suite 400
Minneapolis, Minnesota  55437-1074
Tele:   (612) 897-4590
Fax:    (612) 897-4551

NEW JERSEY METRO
111 Wood Avenue S
Iselin, New Jersey  08830-2703
Tele:   (732) 906-0100
Fax:    (732) 906-8808

NEW YORK CITY
One Penn Plaza, Suite 2228
New York, New York 10119-0002
Tele:   (212) 465-1660
Fax:    (212) 465-0724

OMAHA
6910 Pacific Street, Suite 204
Omaha, Nebraska 68106-1045
Tele:   (402) 558-2800
Fax:    (402) 558-5544

PHOENIX
11024 N 28th Drive, Suite 240
Phoenix, Arizona 85029-4379
Tele:   (602) 789-7200
Fax:    (602) 789-6077

RALEIGH/DURHAM
Gateway Centre Park, Suite 600
2700 Gateway Centre Boulevard,
Morrisville, North Carolina  27560-9137
Tele:   (919) 460-6141
Fax:    (919) 460-6433

ROCHESTER, MINNESOTA
1530 Greenview Drive SW, Suite 205
Rochester, Minnesota 55902-1080
Tele:   (507) 280-6663
Fax:    (507) 280-9213

ROCHESTER, NEW YORK
16 W Main Street, Suite 200
Rochester, New York 14614-1601
Tele:   (716) 325-6640
Fax:    (716) 325-6273

ST. LOUIS
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
Tele:   (314) 997-1746
Fax:    (314) 997-4929

SAN FRANCISCO-EAST BAY
1850 Gateway Boulevard, Suite 120
Concord, California 94520-3299
Tele:   (510) 687-5522
Fax:    (510) 687-5552

SEATTLE
10655 NE 4th Street, Suite 804
Bellevue, Washington 98004-5022
Tele:   (425) 454-2500
Fax:    (425) 454-4288

SILICON VALLEY
151 Martinvale Lane
San Jose, California  95119-1319
Tele:   (408) 629-9300
Fax:    (408) 629-0141

TAMPA
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
Tele:   (813) 281-0458
Fax:    (813) 289-9475

TORONTO
118 Eglinton Avenue W, Suite 500
Toronto, Canada M4R 1G4
Tele:   (416) 322-3822
Fax:    (416) 322-7989

TULSA
Corporate Place, Suite 1100
5800 E Skelly Drive
Tulsa, Oklahoma  74135-6448
Tele:   (918) 663-0030
Fax:    (918) 663-1812

FIELD OFFICES
Akron/Canton, Ohio                 (330) 644-1166
Boulder, Colorado                  (303) 442-7338
Charlotte, North Carolina          (704) 594-6087
Las Vegas, Nevada                  (702) 221-1914
Little Rock, Arkansas              (501) 372-0338
Miami, Florida                     (800) 597-5912
Philadelphia, Pennsylvania         (610) 941-2979
Portland, Oregon                   (503) 292-5161
Sacramento, California             (916) 565-7458
San Francisco, California          (415) 352-0760
Washington, D.C.                   (703) 573-4400

AiC Analysts Limited
Cambridge, England               (44) 1223 500055

CORPORATE HEADQUARTERS
7615 Metro Boulevard
Minneapolis, Minnesota  55439-3050
Tele: (612) 835-5900
Tele: (800) 800-5044
Fax:                                             (612) 897-4555

10-K AVAILABLE
A copy of the Company's 1997 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to AiC security holders without charge upon request to the Treasurer, Analysts International Corporation, 7615 Metro Boulevard, Minneapolis,
Minnesota 55439-3050.

STOCK TRANSFER AGENT
State Street Bank & Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200
(800) 426-5523
http://www.equiserve2.com

EXPECTED DIVIDEND
PAYMENT DATES
November 14, 1997
February 13, 1998
May 15, 1998
August 15, 1998

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Minneapolis, Minnesota

ANNUAL MEETING
The 1997 Annual Meeting of Shareholders will be held on October 16, 1997 at 3 p.m. at the Edina Country Club, 5100 Wooddale Avenue, Edina, Minnesota.

QUARTERLY REPORTS
Analysts International Corporation sends quarterly earnings releases directly to shareholders, instead of traditional printed quarterly reports. Many companies now follow this approach, which gives shareholders pertinent information faster, at lower cost to the Company.

WORLD WIDE WEB ADDRESS
http://www.analysts.com