Form 10-K405, Exhibit 13
period 1998-06-30
ANALYSTS INTERNATIONAL CORP
filed 1998-09-28
CIK 6292

-------------------------------------------------------------------------------

                   ANALYSTS INTERNATIONAL CORPORATION

           The Company offers a wide range of computer software
            services, including consulting, project management,
                systems analysis and design, programming,
     Year 2000 software compliance, software maintenance and training.

-------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

                                                                   YEAR ENDED JUNE 30   % INCREASE
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                   1998           1997   (DECREASE)
--------------------------------------------------------------------------------------------------
Professional services revenues:
   Provided directly . . . . . . . . . . . . . . . . . . . .  $   454,339   $   344,790    31.8
   Provided through sub-suppliers. . . . . . . . . . . . . .      133,072        94,756    40.4
                                                              -----------   -----------
      Total revenues . . . . . . . . . . . . . . . . . . . .      587,411       439,546    33.6
Income before income taxes . . . . . . . . . . . . . . . . .       37,687        27,210    38.5
Net income . . . . . . . . . . . . . . . . . . . . . . . . .       22,610        16,381    38.0

Per share of common stock:*
   Net income (diluted). . . . . . . . . . . . . . . . . . .          .99           .73    35.6
   Shareholders' equity. . . . . . . . . . . . . . . . . . .         3.70          2.97    24.6
   Dividends declared. . . . . . . . . . . . . . . . . . . .          .31           .24    29.2

Average common and common equivalent shares outstanding* . .   22,829,000    22,544,000     1.3

Number of personnel. . . . . . . . . . . . . . . . . . . . .        5,300         4,650    14.0

Return on equity . . . . . . . . . . . . . . . . . . . . . .         30.3%         27.3%   11.0

Current ratio. . . . . . . . . . . . . . . . . . . . . . . .         2.59          2.68    (3.4)

Working capital. . . . . . . . . . . . . . . . . . . . . . .  $    67,474   $    55,009    22.7

Long-term debt . . . . . . . . . . . . . . . . . . . . . . .  $         0   $         0       -


*Adjusted to reflect the 3 for 2 common stock split in the form of a stock dividend distributed December 3, 1997.

-------------------------------------------------------------------------------

                              About the cover:
         The emblem pictured on the cover is awarded in the form of a medallion to AiC employees to recognize outstanding performance.
         The words -- "Excellence, Integrity, Innovation" -- are the principles that have guided the Company since its founding.

-------------------------------------------------------------------------------

                                         [GRAPHIC]

                                             VICTOR C. BENDA  AND
                                             FREDERICK W. LANG
-------------------
TO OUR SHAREHOLDERS
-------------------



Analysts International Corporation again reached new highs in revenues and net income in fiscal 1998.

     Revenues were $587,411,000, up 34% from the previous year.

     Net income grew to $22,610,000, up 38% from 1997. Diluted earnings per share increased to 99 cents in 1998, up from 73 cents the year before.

     The after-tax margin on our conventional professional services business, excluding supplemental revenues resulting from sub-supplier billings, was 5.0% compared to 4.8% last year. Including revenues from sub-supplier billings, net margin was 3.8%, compared with 3.7% in 1997.

     Analysts International paid regular quarterly dividends of 8 cents per share during fiscal 1998. At their meeting in August 1998, the Board of Directors voted to increase the quarterly dividend to 10 cents, reflecting the Company's strong earnings performance.


                                                    BUILDING ON OUR SUCCESS  1

     INDUSTRY GROWTH CONTINUES

     The professional services segment of the software industry has in recent years experienced rapid growth which shows no sign of abating. While current industry forecasts project 15% annual expansion, Analysts International has traditionally exceeded this figure. We currently target a growth rate in excess of 25% annually.

     Corporations increasingly are outsourcing many of their software needs, particularly for the maintenance of legacy systems. They turn to companies such as Analysts International when they need specialized expertise, both for development of new systems and for maintenance of their mission-critical software.

     COMPANY EXPANDS STAFF, LOCATIONS

     The Company's staff increased to a total of 5,300 at year-end, a gain of 650 people over the end of fiscal 1997. Most of the increase was in billable technical personnel. The 38% profit increase with a 14% staff increase is evidence of our ongoing strategy to achieve higher margins through value-added engagements.

     During the year our field office in Portland, Oregon, attained branch office status, increasing the number of branches to 33. Each branch office is a self-contained business unit with local management, a sales and recruiting staff, and the resident technical personnel who support and manage client projects. We also have 14 field offices to serve the needs of specific customer projects.

     As part of our quality assurance program, our Dallas branch office became ISO 9001 certified, affirming that its quality management procedures comply with international standards, with other branches to follow. An obsession with delivery of quality services is one of the fundamental principles that guides our company and is a key factor in our success.

     To meet the needs of our clients for skilled information technology people, we have an extensive recruiting program and have increased our retention efforts with various programs. More than 120 professional recruiters work full-time performing this important function which is an integral part of every Analysts International branch. Demand for skilled people continues to far outstrip the supply, and recruiting continues to be a significant challenge.


2  ANALYSTS INTERNATIONAL CORPORATION

     MORE THAN 90% OF BUSINESS FROM REPEAT CLIENTS

     We provided services to more than 900 clients during 1998, with more than 90% of our total revenues representing additional business from existing clients. This longevity of client relationships is a hallmark of Analysts International. We have built strong relationships with clients as a result of superior work over an extended period of time. We take great pride in our clients and the work we have accomplished with them.

     COMPANY-MANAGED OUTSOURCE CONTRACTS

     As part of the services we provide under some contracts, the Company is responsible for managing both our own personnel and the employees of sub-suppliers. The supplemental billings for these sub-suppliers accounted for approximately $133 million of our revenues. These relationships, while undertaken at lower profit margins than those which characterize our other work, enable us to provide a valuable service to key clients, reinforce the client relationship and, over time, expand the volume of work we perform under the contract.

     Analysts International is designated as a national service provider by IBM. Under this contract, we provide services to IBM and to its customers. We also manage sub-suppliers under this contract. Our IBM business totaled $96 million in 1998, up 5% from the previous year.

     NATIONAL PRACTICE STRATEGY EMPHASIZES HIGHER MARGIN BUSINESS

     During the year, we continued to develop our national practices strategy, under which we provide our extensive branch network with headquarters-level experts and other resources to enable them to handle an increasing volume of higher margin, value-added projects in designated vertical markets and technical practice areas.

     This strategy recognizes that one of Analysts International's great strengths is its extensive branch network and the entrepreneurial spirit that has built the Company to this level. This new thrust concentrates on offering more value-added services and will allow clients everywhere to take advantage of our specialized knowledge in a number of areas while retaining our traditional strength in local service delivery.


                                                    BUILDING ON OUR SUCCESS  3

     THREE NATIONAL PRACTICES ESTABLISHED, MORE COMING

     We established two additional national practices areas in 1998 -- Rapid Application Design and Development and The Lawson Software Practice. Together with the existing Year 2000 Practice, we now have three national practices.

     THE RAPID APPLICATION DESIGN AND DEVELOPMENT (RADD-TM-) PRACTICE addresses projects requiring quick turnaround and specialized skills. Using a variety of software tools, Analysts International's team can complete critical software projects on a very short time frame. At this time RADD-TM- is deployed nationally at approximately 30% of our branches. This initiative is expected to assist our offices in the future by providing more value-added services to our clients where quick response is desirable.

     THE LAWSON SOFTWARE PRACTICE works with customers of Lawson Software, Inc., to provide customized tailoring of Lawson's business software to meet their needs. Analysts International provides this support nationwide as a Lawson Global Alliance Integrated Network-TM- (GAIN) partner. We also work directly with Lawson in the development of new packages and improvements to Lawson's existing lines of financial software products.

     THE YEAR 2000 PRACTICE combines highly developed project management capabilities with customized methodology and the best available software to identify and repair date-sensitive areas of computer code. The Year 2000 problem, "Y2K" for short, stems from the inability of older computer software to correctly recognize dates occurring after the turn of the century. Companies and government agencies are spending several hundred billion dollars to fix the problem. In its 1998 fiscal year, Analysts International handled approximately $61 million of Y2K projects, which is about 10% of total revenues. We are making good use of the opportunities for cross-selling and enhanced positioning which these engagements provide. The Year 2000 Practice Group at headquarters serves as a resource to all of Analysts International's branches as they work with customers on remedial action.


4  ANALYSTS INTERNATIONAL CORPORATION

     CASE HISTORIES

     The case histories in this report focus on the national practices, together with other specialized value-added services provided by various Analysts International branches.

     One example among the branch-level specialized practices is the AiC INTERCHANGES-TM- PRACTICE of our Dallas branch, which provides Internet and e-commerce solutions. The Internet is predicted to fundamentally change our society, and Analysts International develops the software our customers need to cope with new ways of buying, selling and communicating using the Internet.

     THE ORACLE PRACTICE is another specialized branch-level consulting unit that has been instrumental in developing new customers for the company. This practice is in its second year of operation and has established a successful track record of providing Oracle-related database administration and development support to our clients in Phoenix, Denver, Los Angeles and Las Vegas as well as project management assignments.

     We plan to place greater emphasis on these and other higher margin, value-added services during the coming year.

     1999 EXPECTED TO BE ANOTHER GROWTH YEAR

     With the continued deployment of our National Practice Groups and the ongoing high demand for our services in the coming year, we are anticipating strong growth and look forward to reporting to you on our progress.

Sincerely,

/s/ Frederick W. Lang                   /s/ Victor C. Benda

FREDERICK W. LANG                       VICTOR C. BENDA

CHAIRMAN AND CHIEF EXECUTIVE OFFICER    PRESIDENT AND CHIEF OPERATING OFFICER

AUGUST 20, 1998


                                                    BUILDING ON OUR SUCCESS  5

The RAPID APPLICATION DESIGN AND DEVELOPMENT (RADD-TM-)
PRACTICE tackles projects requiring quick turnaround and specialized skills


[GRAPHIC]
NSP PROVIDES ELECTRICITY TO CUSTOMERS IN MINNESOTA, WISCONSIN, NORTH DAKOTA, SOUTH DAKOTA AND MICHIGAN.


[GRAPHIC]
(FROM LEFT) NICK GIBNEY, AiC DEVELOPER; CREG SCHUMAN, AiC RADD PRACTICE MANAGER; LARRY CARLSON, MANAGER OF NSP'S APPLICATION DEVELOPMENT CENTER; ROGER
J. FILKE, SENIOR DEVELOPMENT PRODUCT SUPPORT ANALYST FOR NSP.


-----------------------------------------------------------------------------
"AiC OFFERED A SET OF 'BEST PRACTICES' AND THE TOOL EXPERTISE THAT MADE
FOR A GOOD MATCH BETWEEN OUR TWO ENVIRONMENTS."
-----------------------------------------------------------------------------


THE CLIENT Northern States Power Company (NSP) is a major Minnesota-based energy utility, serving electricity to 1.4 million customers in five Midwestern states and natural gas to more than 440,000 customers. Through its subsidiaries, the company also has growing non-regulated operations in domestic and foreign markets.

THE CHALLENGE NSP wanted to unify and simplify the administration of its multiple computer security systems and create an improved monitoring capability within them. With its own staff dedicated to maintaining and enhancing existing applications, the company faced the challenge of quickly assembling the specialized expertise needed for this short-term project. "For us to find space and workstations, go out and contract vendors to get the skills we need, then try to put a team together would have meant a significant delay in start-up," said Larry Carlson, Manager of NSP's Application Development Center.

THE SOLUTION "We decided to turn the project over to an outside resource, and AiC was the best we looked at," Carlson said. "AiC offered a set of 'best practices' and the tool expertise that made for a good match between our two environments."

THE RESULT The assignment was completed within time and cost estimates. "AiC managed the resources," Carlson said. "We were pleased with the savings in staff time and AiC's continuing availability for follow-up help. We're using the RADD group again on another project now."

6  ANALYSTS INTERNATIONAL CORPORATION

The OUTSOURCE LEGACY MAINTENANCE PRACTICE enables clients to pursue exciting new technologies without jeopardizing essential existing systems


[GRAPHIC]
(FROM LEFT) RANDY VIAPONTO AND PAM CUNDIFF OF AiC WITH AGL RESOURCE'S JOHN H. MOBLEY, JR., VICE PRESIDENT, INFORMATION SYSTEMS; CHARLES C. MOORE, JR., VICE PRESIDENT, BUSINESS SUPPORT AND TREASURER, AND RICHARD F. YONCE, DIRECTOR, SOLUTIONS DELIVERY.


-----------------------------------------------------------------------------
"THE ARRANGEMENT HAS ENABLED US TO HAVE OUR OWN EMPLOYEES FOCUS ON NEW TECHNOLOGY PROJECTS."
-----------------------------------------------------------------------------


THE CLIENT Atlanta-based AGL Resources is the parent company of Atlanta Gas Light Company (AGLC), the largest distributor of natural gas in the Southeast, serving more than 1.45 million customers. AGL Resources also maintains interests in nonutility businesses in retail and wholesale natural gas, electricity, and propane marketing; energy-related consumer products and services; and gas supply services.

THE CHALLENGE Deregulation of Georgia's natural gas industry opened the door to multiple competitive opportunities for AGL Resources. That landmark event made it necessary to shift information technology staff members from their work on maintaining critical legacy financial systems to developing software applications needed to support the company's new initiatives.

THE SOLUTION "It was essential for us to leverage the knowledge, skills and experience of our staff to meet these new challenges and at the same time come up with a way to maintain and support our existing systems," said John
H. Mobley, Jr., Vice President, Information Systems for AGL. "By transferring the maintenance of some of these legacy systems to AiC, we were able to realign members of our current staff so they could help meet the needs created by deregulation and competition."

THE RESULT "The arrangement has enabled us to have our own employees focus on new technology projects, while developing new systems for the nonutility operations," Mobley said. "That approach has worked out well."



                                                    BUILDING ON OUR SUCCESS  7

The INTERCHANGES-TM- INTERNET PRACTICE offers leading-edge e-commerce talent for virtual enterprises


[GRAPHIC]
AiC INTERCHANGES CREATED A POPULAR WEB SITE FOR KOAI 107.5 THE OASIS, REACHABLE AT http://www.1075theoasis.com.


[GRAPHIC]
(FROM LEFT) DERRICK RICKETTS, THE OASIS; DENNIS OUELLETTE, AiC; MIKE FISCHER, THE OASIS; ANN MASON, AiC.


-----------------------------------------------------------------------------
"WE FINALLY FOUND THE RIGHT PARTNERSHIP IN AiC'S INTERNET PRACTICE GROUP."
-----------------------------------------------------------------------------


THE CLIENT The OASIS 107.5 FM is a CBS Radio affiliate in Dallas-Fort Worth known as the "Smooth Jazz" station. It plays a blend of contemporary jazz instrumentals and smooth vocals, and sponsors six to eight major concerts a year, some drawing more than 50,000 fans.

THE CHALLENGE The OASIS knew from surveys that "Smooth Jazz" fans tended to be Internet fans. Was there a way to use the Internet to broaden the station's connection with these listeners? Several companies offered proposals. None delivered.

THE SOLUTION "We finally found the right partnership in AiC's Internet Practice group," said Mike Fischer, OASIS Program Director."Their vision of technology for database building, for interactive audience appeal and for potential new revenue sources was exactly what we needed." The AiC group, known as AiC InterchangesTM, created an Internet presence with a "Smooth Jazz" look - a colorful visual oasis offering profiles and photos of featured artists and on-the-air personalities, a chat room, and information about concerts. It provides a way for listeners to enter station-sponsored contests, to buy OASISware merchandise and to order their favorite artists' CDs. It also provides the station with another medium for ads and promotional messages, and a channel for messages from artists and disk jockeys.

THE RESULT "We had 45,000 hits the first two weeks," Fischer said. A contest offering international travel as a prize drew a thousand Internet entries in one week. Average time on line: eight minutes. "As a radio station, we are a non-picture medium - non-visual," Fischer said. "This gives us a picture medium. The Web makes us multi-dimensional."



8  ANALYSTS INTERNATIONAL CORPORATION

The MULTIMEDIA PRACTICE blends technology and artistry to create computer-based tools for its clients


-----------------------------------------------------------------------------
"WE HAVE BEEN VERY IMPRESSED WITH THE TECHNICAL AND CREATIVE SKILLS OF THE GROUP HERE IN LEXINGTON. THEY'VE BEEN ABLE TO TAKE OUR IDEAS AND MAKE MORE OUT OF THEM THAN WE THOUGHT POSSIBLE."
-----------------------------------------------------------------------------


[GRAPHIC]
VALVOLINE COMPANY, BASED IN LEXINGTON, KENTUCKY, MARKETS ITS PRODUCTS IN MORE THAN 140 COUNTRIES.


[GRAPHIC]
PHOTO AT RIGHT: MEMBERS OF THE MULTIMEDIA PRACTICE TEAM: (FROM LEFT) DAN MORGAN, PROJECTS MANAGER; ERIC COPELAND, MULTIMEDIA DEVELOPER; RICHARD MCCOY, SENIOR MEDIA DEVELOPER; LAURA LEE CUNDIFF, SENIOR GRAPHIC DESIGNER.


THE CLIENT With sales in more than 140 countries, the Valvoline Company markets automotive and industrial oils, automotive chemicals and environmental services. Registered in 1873, Valvoline-Registered Trademark-is the oldest name and trademark for a lubricating oil in the United States. The company, a division of Ashland Inc., is based in Lexington, Kentucky.

THE CHALLENGE Valvoline wanted to find a way to make OSHA-required safety training more employee-friendly and at the same time eliminate extensive plant shutdowns required by traditional methods. In addition to being time-consuming, group training sessions typically missed some employees and did not provide for timely training of new hires.

THE SOLUTION Valvoline turned to AiC's Multimedia Practice team to create a series of computer-based, interactive training modules on CD-ROM so that employees could teach themselves. The series covers subjects such as hearing conservation, fire extinguisher training and - for an EPA requirement - training on the Resource Conservation Recovery Act. AiC is currently developing two additional modules covering forklift safety and hazardous materials shipping requirements.

THE RESULT Training that formerly consumed three hours has been cut to 20 minutes -- with improved employee understanding. Employees take the courses individually, eliminating plant shut-downs. "We couldn't create something as effective and technically sophisticated as the AiC people have," said Tracy Smith, Manager of Health and Safety. "We have been very impressed with the technical and creative skills of the group here in Lexington. They've been able to take our ideas and make more out of them than we thought possible."

                                                    BUILDING ON OUR SUCCESS  9

The LAWSON SOFTWARE PRACTICE provides customized tailoring of Lawson's business software applications

THE CLIENT Dunlop Tire Corporation, a privately held company headquartered in Amherst, New York, employs more than 3,500 workers in the production and sale of a full line of technologically-advanced tires for passenger cars, light and medium trucks, all-terrain and sports utility vehicles and motorcycles.

THE CHALLENGE Dunlop Tire installed Lawson Software packages to enhance its ability to manage business-critical customer service processes. However, Dunlop needed to build additional flexibility into the feature-rich Lawson Accounts Receivable and Order Entry modules -- to individualize these packages to handle several unique Dunlop procedures.

THE SOLUTION AiC, a Lawson Global Alliance Integrated NetworkTM (GAIN) partner, was selected by Lawson to help Dunlop develop the needed custom modification on a fast-track timetable. "I felt that AiC would do everything possible to provide us with what we needed 'yesterday,' as opposed to the typical four to six weeks lead time," said John Short, Regional Service Manager for Lawson Software's Northeast Region. AiC handled the assignment off-site at its Customer Support Facility in Minneapolis, sending code and other information to Dunlop via modem. Despite the distance, the companies worked in extremely close collaboration, with Dunlop handing off more and more of the project to AiC as the project unfolded.

THE RESULT All of the modifications were delivered in less than four weeks. "AiC's analysts were able to interpret our business needs," said Paul Roder, General Manager of Information Systems for Dunlop. "We needed timely results and someone with overall system knowledge. AiC provided both."


-----------------------------------------------------------------------------
"WITH AiC'S KNOWLEDGE OF OUR SYSTEMS, THEY ARE ABLE TO HELP US AS A
SOFTWARE PROVIDER TO DELIVER REAL VALUE TO OUR JOINT CLIENTS."
-----------------------------------------------------------------------------


[GRAPHIC]
(FROM LEFT) MARNE SALL, AiC ACCOUNT MANAGER, RICHARD LAWSON, LAWSON SOFTWARE'S CHAIRMAN OF THE BOARD AND EXECUTIVE VICE PRESIDENT OF INTERNET PRODUCTS; SARAH SPIESS, EXECUTIVE VICE PRESIDENT OF AiC.

     A UNIQUE STRATEGIC ALLIANCE
     Through its Global Alliance Integrated Network-TM-, Lawson Software has teamed with an elite group of companies that it describes as "best-of-class" providers of technology expertise to enhance support of customers around the world. The AiC-Lawson combination is a prime example of how the arrangement leverages the strengths of two leading companies to the ultimate benefit of the customer. Focusing on core competencies, Lawson develops and delivers a full spectrum of business applications; AiC provides the technical services to customize and interface Lawson solutions with other business applications. In the words of Richard Lawson, Lawson Software's Chairman of the Board and Executive Vice President of Internet Products: "With AiC's knowledge of our systems, they are able to help us as a software provider to deliver real value to our joint clients."

10  ANALYSTS INTERNATIONAL CORPORATION

LAWSON SOFTWARE IS A LEADING PROVIDER OF WEB-DEPLOYABLE CLIENT/SERVER BUSINESS APPLICATIONS, SPECIALIZING IN FINANCIALS, HUMAN RESOURCES, PROCUREMENT AND SUPPLY CHAIN MANAGEMENT.


[GRAPHIC]
THIS ARGOS SUPERSTORE IN MANCHESTER, ENGLAND, IS ONE OF MORE THAN 440 OUTLETS OPERATED BY THE UNITED KINGDOM'S ARGOS DISTRIBUTORS LTD.


-----------------------------------------------------------------------------
"THEY PROVIDED US WITH A BETTER UNDERSTANDING OF THE SYSTEM - AND A GOOD SET OF REQUIREMENTS."
-----------------------------------------------------------------------------


THE CLIENT Argos Distributors Ltd. is Europe's leading catalogue store chain and third largest in the world. It currently operates more than 440 outlets from its headquarters in the United Kingdom and is growing at the rate of about 25 new stores a year.

THE CHALLENGE Lawson financial software allows Argos to centralize all financial information, providing comprehensive views of data and linkage to key operating systems. However, Argos also wanted to individualize the Lawson software in some areas, for example, in order to retain Argos' traditional look in paperwork that accompanied checks to suppliers. The company also sought to develop a products payment mechanism that would permit electronic billing instead of sending hard copies by mail.

THE SOLUTION AiC, which had done previous work with Lawson in Europe, was chosen for the assignment - despite some initial concerns on the part of Argos over the six-hour time difference between Argos headquarters and AiC's Lawson Customer Support Facility in Minneapolis. More important considerations were AiC's international experience and its history of success in customizing Lawson applications as one of the elite few companies certified to work with Lawson clients.

THE RESULTS "We did some wide-ranging work with the AiC team," said Nick Carter, Argos Project Manager. "They provided us with a better understanding of the system - and a good set of requirements. The payment device has been implemented. We're now in a position to go live with invoice production. As for being separated by the Atlantic - that wasn't a problem."


         [GRAPHIC]

                                                   BUILDING ON OUR SUCCESS  11

Analysts International's IT CONTRACT SERVICES
CAPABILITY reduces costs and management burden

THE CLIENT Eli Lilly and Company is a global research-based pharmaceutical corporation headquartered in Indianapolis that is dedicated to creating and delivering innovative pharmaceutical-based health care solutions which enable people to live longer, healthier and more active lives.

THE CHALLENGE In line with an initiative to enhance its competitive capabilities by selecting vendors based on quality, service and price, Lilly wanted to develop fewer but deeper relationships with suppliers in strategically important areas. For IT services and consulting, Lilly had been working with scores of service providers, encountering widely varying capabilities and procedures.

THE SOLUTION Lilly applied a rigorous competitive selection process, assessing vendors' management structure, stability, recruiting ability, quality assurance, billing and reporting capabilities, pricing, and overall IT capabilities. "Over 90 companies started in the evaluation," said Jeffrey Wooden, Lilly's manager of U.S. Flexible Staffing Services. "We narrowed that down until we were able to select nine as preferred vendors." AiC was one of the nine, drawing assignments to provide professional IT services and consulting throughout Lilly's Indiana operations and at its Sphinx Pharmaceuticals subsidiary in Raleigh, North Carolina. AiC's national network of offices was a plus, along with its performance record during more than a dozen years as a resource to Lilly, Wooden said. "AiC has consistently been able to supply us with professional, stable and - from a technical competency standpoint - mature contract professionals. The quality of its people has met our expectations."

THE RESULT "The overall program has been working out well," Wooden said. "We've presented our preferred vendors with very high expectations. We're glad to have AiC as one of our strategic suppliers, and we look forward to its continued growth in helping us to achieve success."


[GRAPHIC]
HEADQUARTERED IN INDIANAPOLIS, ELI LILLY AND COMPANY HAS RESEARCH AND MANUFACTURING FACILITIES IN 23 COUNTRIES.


[GRAPHIC]
(FROM LEFT) JOHN BIELSTEIN, BRENDA BRINK AND JORGE NAVARRO OF AiC WITH JEFFREY WOODEN, LILLY'S MANAGER OF U.S. FLEXIBLE STAFFING SERVICES.


-----------------------------------------------------------------------------
"AiC HAS CONSISTENTLY BEEN ABLE TO SUPPLY US WITH PROFESSIONAL, STABLE AND - FROM A TECHNICAL COMPETENCY STANDPOINT - MATURE CONTRACT PROFESSIONALS."
-----------------------------------------------------------------------------


12  ANALYSTS INTERNATIONAL CORPORATION

THE COMPANY'S STRATEGIC SOURCING CAPABILITY PROVIDES VALUE-ADDED SERVICE WITH A FOCUS ON MEETING CLIENT BUSINESS OBJECTIVES.


[GRAPHIC]
METLIFE, THE LARGEST ISSUER OF LIFE INSURANCE IN NORTH AMERICA, HAS BEEN HEADQUARTERED IN NEW YORK CITY FOR 130 YEARS.


[GRAPHIC]
(FROM LEFT) METLIFE'S JULIANNE R. HARRISON, DIRECTOR OF INFORMATION TECHNOLOGY RESOURCE MANAGEMENT, AND FRANCISCO A. ORBE, VICE PRESIDENT OF INFORMATION TECHNOLOGY SERVICES, WITH AiC'S MICHAEL BEVAN, NATIONAL ACCOUNT MANAGER.


-----------------------------------------------------------------------------
"AiC PROVIDES VALUE-ADDED SERVICE AND HAS DEMONSTRATED COMMITMENT BY
WORKING WITH US TO ACHIEVE OUR OBJECTIVES."
-----------------------------------------------------------------------------


THE CLIENT Headquartered in New York City since 1868, MetLife is one of the world's largest financial services companies. The MetLife family of companies has offices throughout the United States and operations in North and South America, Europe and Asia. A mutual insurance company, MetLife is the largest issuer of life insurance in North America, with more than $1.5 trillion of insurance in force.

THE CHALLENGE Historically, Information Technology at MetLife was somewhat decentralized, with more than 120 consulting firms providing technical resources to the company through Corporate Information Systems (CIS) and other line-of-business information technology departments. The absence of a central process for contracting with outside vendors presented a series of challenges and inefficiencies.

THE SOLUTION MetLife consolidated technical organizations to concentrate resources and expertise in a new organization called I/T Services. Within this shared service, the Resource Management function is responsible for providing skilled resources to I/T Service's divisions through a centralized, managed process. An important byproduct of the new organization was an initiative to reduce the number of consulting firms by building strategic relationships with a group of five National Preferred Vendors and ten Regional Preferred Vendors. MetLife selected AiC as one of the five National Vendors.

THE RESULT AiC was able to provide a single-point-of-contact sourcing capability that supports the requirements of over 20 MetLife locations across the U.S. Utilizing in-house developed applications customized to communicate electronically with Resource Management, AiC is able to track all activity, measure results and report to MetLife management on AiC's performance in meeting MetLife's business objectives on a regular basis. Working in partnership, MetLife was able to develop a streamlined, simplified process for obtaining high quality, cost-effective I/T consulting resources. "AiC provides value-added service and has demonstrated commitment by working with us to achieve our objectives," said Julianne R. Harrison, Director of Information Technology Resource Management for MetLife. "We are very pleased with the contracting resources AiC provides MetLife, as well as the attentiveness and support AiC has shown regarding our contractor acquisition process within I/T Services."


                                                   BUILDING ON OUR SUCCESS  13

Analysts International's YEAR 2000 PRACTICE:
Helping clients solve the 'Y2K problem'


THE CLIENT Quest International is a worldwide supplier of fragrance compounds and ingredients for consumer products. A recognized world leader in olfactory research, Quest designs and manufactures products ranging from flavors and food additives to aroma and perfume fragrances.

THE CHALLENGE Year 2000 Compliance! Quest is focused on ensuring the integrity of the business and supply chain for their customers into the next millennium. Quest's challenge was to assess the technology used to conduct business, develop and implement strategies for compliance, and coordinate testing efforts across multiple platforms and locations to verify compliance.

THE SOLUTION AiC provided a unique and customized approach that blended the project management and technical expertise necessary for the challenges of Quest's Year 2000 effort with the ability to provide supplemental staffing in key Quest positions to free staff to fully participate in the Year 2000 effort. The combined AiC and Quest staff addressed the complete impact to the organization across mainframe, client/server, embedded systems and infrastructure environments.

THE RESULT At Quest the rewards for implementing and achieving Year 2000 compliance reach much further than ensuring reliability into the next millennium. Quality change-control procedures, advanced asset tracking initiatives and comprehensive re-usable test cases ensure Quest will continue to enjoy a competitive advantage by assuring their customers that Quest will be there for them not only through 2000, but also throughout the next millennium. "With the assistance of AiC, Quest was able to meet the established targets for reaching compliance on all aspects of its Year 2000 program," said John Torbett, Vice President Information Systems.


[GRAPHIC]
QUEST INTERNATIONAL, A WORLDWIDE FRAGRANCE AND FLAVOR BUSINESS, HAS OFFICES AND PRODUCTION FACILITIES IN MORE THAN 30 COUNTRIES.


[GRAPHIC]
MEMBERS OF THE AiC-QUEST TEAM (SEATED) DAVID GRAY AND CINDY REEDER, AiC ENGAGEMENT MANAGERS; (STANDING FROM LEFT) QUEST'S NICK ROMANO, CFO NORTH AMERICA; CAROLYN BARKER, QUANTUM REGIONAL PROJECT LEADER; JEROME DEMARTINO, COMMERCIAL DIRECTOR, AND JOHN TORBETT, VICE PRESIDENT INFORMATION SYSTEMS.


14  ANALYSTS INTERNATIONAL CORPORATION

[GRAPHIC]
BELL ATLANTIC


[GRAPHIC]
(FROM LEFT) SANTOSH KOLHATKAR, BADG MANAGER, PHOTOCOMPOSITION; VALERIE DALE, BADG MANAGER, TESTING & HELPDESK; RICHARD KIRK, JR., BADG PROJECT LEADER; JOHN STEWART, AiC ENGAGEMENT MANAGER.


THE CLIENT Bell Atlantic Directory Graphics (BADG), located in the historic Valley Forge area of Pennsylvania, is Bell Atlantic's Yellow Pages production and design center. Here Bell Atlantic Information System Group engineers combine the latest in graphics, communication, database, photocomposition and page production technology to bring to Bell Atlantic customers the best in Yellow Pages information and advertising.

THE CHALLENGE With applications running across three different operating systems, VAX/VMS, UNIX and Client/Server, BADG needed to expedite the assessment of its Year 2000 exposure and risk. "The unique situation we faced at BADG was that, due to the sales cycles, the Y2K issue had to be resolved 18 months ahead of actual year 2000," said Santosh Kolhatkar, Manager, Photocomposition.

THE SOLUTION BADG teamed with AiC to gauge the business risk and determine the scope of the conversion effort necessary to adapt its business systems. Based on AiC's initial findings report, BADG engaged AiC to work with the BADG Year 2000 Team to develop application conversion plans, schedules and budgets. AiC business consultants also designed and implemented source code change-management and version-control processes to improve base-line functionality as a value-added service in the Y2K activities of inventory, analysis, code remediation and compliance testing.

THE RESULT The company was able to implement change-management and version-control processes and procedures to control the Year 2000 software conversion without disrupting ongoing business application development and maintenance. "With BADG Subject Matter Experts teaming with Analysts International consultants and the tools provided by Analysts International, we passed a crucial milestone in July '98," Kolhatkar said. "We are well underway to be Y2K compliant by the end of 1998."

GETTING READY FOR THE MILLENNIUM
Analysts International's Year 2000 Practice provides a customized approach that blends proven methodology, effective project management and the in-depth technical expertise needed to meet the challenges associated with Year 2000 compliance. The Y2K problem threatens computer havoc for corporations, institutions and government agencies that fail to update the way date information is processed by software to correctly handle dates in the new millennium.

                                                   BUILDING ON OUR SUCCESS  15

     MANAGEMENT'S DISCUSSION AND ANALYSIS

As a means of better explaining the Company's operations and results, the following table illustrates the relationship between revenues and expense categories for the three years ended June 30, 1998, 1997, and 1996.


                                                                    PERCENT OF REVENUES
YEAR ENDED JUNE 30,                                             1998       1997       1996
--------------------------------------------------------------------------------------------
Professional services revenues:
   Provided directly . . . . . . . . . . . . . . . . . . .      77.3%      78.4%      81.1%
   Provided through sub-suppliers. . . . . . . . . . . . .      22.7       21.6       18.9
--------------------------------------------------------------------------------------------
     Total revenues . . . . . . . . . . . . . . . . . . . .    100.0      100.0      100.0
   Salaries, contracted services and direct charges. . . .      77.9       77.4       76.6
   Selling, administrative and other operating costs . . .      15.9       16.6       17.4
   Non-operating income. . . . . . . . . . . . . . . . . .       0.2        0.2        0.3
--------------------------------------------------------------------------------------------
Income before income taxes . . . . . . . . . . . . . . . .       6.4        6.2        6.3
   Income taxes. . . . . . . . . . . . . . . . . . . . . .       2.6        2.5        2.5
--------------------------------------------------------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . .       3.8%       3.7%       3.8%
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Revenues provided directly increased approximately $110 million, or 31.8%, in fiscal 1998 over 1997. Approximately 65% of this increase is the result of an increase in billed hours and 35% from increases in hourly rates. Fiscal 1997 revenues provided directly increased 29.0% over fiscal 1996. Approximately 76% of this increase is the result of an increase in billed hours and 24% from increases in hourly rates. While the Company has been able to increase rates somewhat over the prior fiscal year, there can be no assurance the Company will be able to continue this as competitive conditions in the industry make it difficult for the Company to continually increase the hourly rates it charges for services. Revenues provided through sub-supplier billings, primarily with U S WEST and IBM, increased 40.4% in fiscal 1998 over 1997 and had increased 52.3% in fiscal 1997 over fiscal 1996. These increases in sub-supplier revenues resulted almost exclusively from increases in billable hours of service rendered to clients.

     Personnel totalled 5,300 at June 30, 1998, compared to 4,650 at June 30, 1997 and 3,770 at June 30, 1996. Substantially all of the increases consist of billable technical staff.

     Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 77.9% of revenues in fiscal 1998 compared to 77.4% of revenues in fiscal 1997 and 76.6% in fiscal 1996. The increase in this expense category as a percentage of revenues is mostly a consequence of the increase in business done through sub-suppliers. The fees which the Company pays to these sub-suppliers are higher per hour than the labor costs for its own employees. Excluding both sub-suppliers revenues and labor costs associated with these contracts, this category of expense was 71.4% of revenues in fiscal 1998, 71.3% in fiscal 1997 and 71.2% in fiscal 1996. The Company's efforts to control these costs involve controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of its billable technical staff. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand. Intense competition in the industry makes it difficult to pass cost increases on to customers, and unfavorable economic conditions could adversely affect productivity. While the Company has taken steps to control this category of expense, there can be no assurance the Company will be able to maintain gross margins at the levels experienced.

     Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 15.9% in fiscal 1998, 16.6% in 1997 and 17.4% in 1996. Excluding the sub-supplier revenues associated with the contracts referred to above, this percentage would have been 20.6% for fiscal 1998, 21.1% for fiscal 1997 and 21.4% for fiscal 1996. While the Company is committed to careful management of these costs, there can be no assurance the Company will be able to maintain these costs at their current relationship to revenues.

     Net income in fiscal 1998 increased 38.0% over fiscal 1997 and fiscal 1997's net income increased 31.9% over fiscal 1996. As a percentage of total revenues, net income was 3.8% in fiscal 1998 as compared to 3.7% in fiscal 1997 and 3.8% in fiscal 1996. The Company's net income as a percentage of revenues provided directly was 5.0%, 4.8% and 4.6% for fiscal years 1998, 1997 and 1996, respectively.

     Inflation has not had a major impact on the Company's operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a semi-annual basis.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at June 30, 1998 was $67.5 million, up 22.7% from the $55.0 million at June 30, 1997 which was up 16.3% from the $47.3 million at June 30, 1996. This includes cash and cash equivalents of $11.9 million at June 30, 1998 compared to $17.9 million at June 30, 1997 and $17.0 million a year earlier and accounts receivable of $94.3 million at June 30, 1998 compared to $67.0 million at June 30, 1997 and $49.5 million a year earlier. The decrease in cash and cash equivalents is the result of the increase in accounts receivable associated with the increase in revenues as well as the increase in expenditures for capital items.
See additional discussion of these items below.


REVENUES
(IN MILLIONS OF DOLLARS)

                   587

           440

   330




1996    1997     1998



NET INCOME
(IN MILLIONS OF DOLLARS)

                   22.6

           16.4

   12.4



1996    1997     1998


16  ANALYSTS INTERNATIONAL CORPORATION

     The Company's primary need for working capital is to support accounts receivable resulting from the growth in its business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, the Company has been able to support the growth in its business with internally generated funds. The Company's sub-supplier contracts have not and are not expected to burden working capital, even though the ratio of current assets to current liabilities has declined as a consequence of the Company's use of sub-suppliers to perform substantial amounts of the work, because the Company generally does not pay its sub-suppliers until after collection from the client.

     In fiscal 1998 the Company made capital investments totaling $7,722,000, compared to capital expenditures of $2,955,000 and $2,932,000 in fiscal years 1997 and 1996, respectively. Fiscal 1998 capital expenditures consisted of
(i) $4,247,000 for computer equipment and furniture and to enlarge certain branch and corporate facilities as a result of the increased level of business, (ii) $1,392,000 to purchase, develop and implement new financial systems throughout the Company (in part to achieve Year 2000 compliance) and
(iii) $2,083,000 for progress payments related to the new corporate/Minneapolis branch facility being built under a January 1998 agreement. All of these capital expenditures were funded through working capital. Fiscal 1999 capital spending will exceed fiscal 1998 as the Company completes the construction of its new corporate headquarters building, total cost of which is expected to be approximately $22,000,000 and which will be financed through a combination of unsecured debt and cash reserves.

     During fiscal 1998, the Company increased its regular quarterly cash dividends to $.08 per share, up from $.06 declared during fiscal 1997 and the $.05 declared during fiscal 1996. The amount of the quarterly dividend is based on results of operations, available cash and anticipated cash requirements of the business.

     The Company adopted Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation," in the first quarter of 1997. The adoption of these standards did not have a significant effect on the Company's financial position and operating results.

     The Company also adopted Statements of Financial Accounting Standards No. 128, "Earnings per Share" in the second quarter of 1998. This statement replaces the presentation of primary EPS with a presentation of basic EPS.

     In June 1997, the FASB issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 131,
"Disclosures About Segments of An Enterprise and Related Information." These statements will be effective for the Company's 1999 fiscal year. The Company does not expect these statements to have a significant effect on its financial position and operating results.

     On July 1, 1996, the Company acquired specific assets and assumed certain liabilities of DPI, Inc. and DPI Services, Inc., a wholly owned subsidiary of DPI, Inc., primarily engaged in the business of providing software services in the San Jose, California market. The amount paid in connection with the purchase was approximately $5.6 million which was paid entirely with internal funds.

     The Company believes funds generated from its business, current cash balances and the above mentioned financing are adequate to meet demands placed upon its resources by its operations, capital investments and the payment of quarterly dividends.

     The Company intends to achieve Year 2000 compliance by replacing its computer systems with new, Y2K compliant hardware and software which is currently being subjected to compliance testing. It is expected that the new hardware/software system will be ready for use in production by November 1, 1998, which will allow more than one full year of operation before the millennium date change. The cost of the new system is expected to be approximately $2,000,000, of which $1,600,000 has already been incurred. The Company depends on its computer system for critical business functions, including the time record keeping, billing, payroll, and accounts payable and receivable. The loss of these capabilities would have a material adverse impact on the Company. The Company believes, however, that its new computer systems will be ready in time for the millennium date change, and accordingly no contingency plan has been developed at this time. If Y2K compliance testing currently being performed exposes weaknesses (Y2K or otherwise) in the new system, or if implementation into production is deferred beyond January 1, 1999, the Company intends to develop a contingency plan, which will likely take into account the fact it has a staff of over 4,500 computer programmers as well as a national Y2K practice which can assist in achieving Y2K compliance. The Company's business does not depend on raw materials, parts or other goods supplied by third parties and therefore, the Company believes that the inability of its vendors to achieve Y2K compliance would not have a material adverse impact on the Company. The Company does use utility services (electricity, telecommunication, natural gas and the like) for its offices, and interruption of these services could have a material adverse impact on the Company's operations. The inability of the Company's clients to achieve Y2K compliance could have an impact on their ability to pay the Company for the services it renders to them, with consequent adverse impact on the Company's cash flow. Nearly all of the Company's revenue is derived from services rendered to Fortune 1000 companies, and the Company considers it unlikely that a material number of its customers would encounter Y2K compliance issues which would prevent them from paying the Company's invoices in a timely manner.

     The Company's services addressing the Year 2000 problem involve key aspects of its clients' computer systems. A failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Litigation, regardless of its outcome, could result in substantial cost to the Company. Accordingly, any contract liability claim or litigation against the Company could have an adverse effect on the Company's business, operations and financial results.


SHAREHOLDERS' EQUITY
(IN MILLIONS OF DOLLARS)

                   83.0

           66.1

   53.7




1996    1997     1998



RETURN ON EQUITY
(IN PERCENT)

                   30.3

           27.3

   25.1




1996    1997     1998


                                                   BUILDING ON OUR SUCCESS  17

CONSOLIDATED BALANCE SHEETS
ANALYSTS INTERNATIONAL CORPORATION

                                                               June 30
                                                         --------------------
(Dollars in thousands except per share amount)               1998        1997
----------------------------------------------               ----        ----
ASSETS
Current assets:
   Cash and cash equivalents                             $ 11,868   $ 17,888
   Accounts receivable, less allowance for
    doubtful accounts of $750 and $550, respectively       94,294     66,954
   Prepaid expenses and other current assets                3,808      2,989
                                                         --------   --------
      Total current assets                                109,970     87,831

Property and equipment                                     10,360      6,121
Intangible assets, net of accumulated
   amortization of $554 and $277, respectively              3,597      3,874
Other assets                                                8,734      7,544
                                                         --------   --------
                                                         $132,661   $105,370
                                                         --------   --------
                                                         --------   --------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                      $ 21,236   $ 18,131
   Dividend payable                                         1,795      1,336
   Salaries and vacations                                  15,669     11,513
   Other, primarily self-insured health
     care reserves                                          2,161      1,647
   Income taxes payable                                     1,635        195
                                                         --------   --------
      Total current liabilities                            42,496     32,822

Long-term liabilities                                       7,171      6,444
Commitments (Note H)                                           --         --
Shareholders' equity:
    Common stock, par value $.10 a share;
      authorized 60,000,000 shares; issued and
      outstanding 22,439,743 and 22,274,774 shares,
      respectively                                          2,244      2,228
    Additional capital                                     12,604     11,318
    Retained earnings                                      68,146     52,558
                                                         --------   --------
       Total shareholders' equity                          82,994     66,104
                                                         --------   --------
                                                         $132,661   $105,370
                                                         --------   --------
                                                         --------   --------

See notes to consolidated financial statements.

18  ANALYSTS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
ANALYSTS INTERNATIONAL CORPORATION

                                                                  Year Ended June 30
                                                      ---------------------------------------
(Dollars in thousands except per share amounts)              1998          1997          1996
-----------------------------------------------              ----          ----          ----
Professional services revenues:
     Provided directly                                $   454,339   $   344,790   $   267,317
     Provided through sub-suppliers                       133,072        94,756        62,227
                                                      -----------   -----------   -----------
     Total revenues                                       587,411       439,546       329,544

Expenses:

  Salaries, contracted services and direct charges        457,318       340,483       252,518

  Selling, administrative and other operating costs        93,705        72,898        57,314
                                                      -----------   -----------   -----------

                                                          551,023       413,381       309,832
                                                      -----------   -----------   -----------

Operating income                                           36,388        26,165        19,712

Non-operating income                                        1,299         1,045         1,027
                                                      -----------   -----------   -----------

Income before income taxes                                 37,687        27,210        20,739

Income taxes                                               15,077        10,829         8,321
                                                      -----------   -----------   -----------


Net income                                            $    22,610   $    16,381   $    12,418
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

  Per common share:
    Net income (basic)                                $      1.01   $       .74   $       .57
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

    Net income (diluted)                              $       .99   $       .73   $       .56
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

  Average common shares outstanding                    22,376,000    22,095,000    21,852,000
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

  Average common and common equivalent shares
    outstanding                                        22,829,000    22,544,000    22,221,000
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------


See notes to consolidated financial statements.

                                                   BUILDING ON OUR SUCCESS  19

CONSOLIDATED STATEMENTS OF CASH FLOWS
ANALYSTS INTERNATIONAL CORPORATION

(In thousands)                                                           1998        1997        1996
--------------                                                           ----        ----        ----
Cash flows from operating activities:
Net income                                                           $ 22,610    $ 16,381    $ 12,418
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                        3,454       2,562       2,191
    Amortization of Goodwill                                              277         277          --
    Loss on disposal of assets                                              4           4          25
    Increase in deferred income tax benefit                            (1,192)       (531)       (469)
    Tax benefit from stock options                                        336         513          --
    Appreciation of annuities and cash surrender values                  (549)       (478)       (448)
    Increase in accounts receivable                                   (27,340)    (15,915)     (7,788)
    (Increase) decrease in prepaid expenses                              (268)       (186)         21
    Increase in accounts payable                                        3,105       6,582       3,808
    Increase in salaries and vacations                                  4,156       3,897         871
    Increase (decrease) in other accrued expenses                         514         (30)         57
    Increase (decrease) in income taxes payable                         1,440        (187)       (208)
    Increase in long-term liabilities                                     727         448         644
                                                                     --------    --------    --------
Net cash provided by operating activities                               7,274      13,337      11,122

Cash flows from investing activities:
    Property and equipment additions                                   (7,722)     (2,955)     (2,932)
    Investment purchases                                                   --        (120)       (130)
    Payments for acquisitions                                              --      (5,153)         --
    Proceeds from property and equipment sales                             25          32          21
                                                                     --------    --------    --------
Net cash used in investing activities                                  (7,697)     (8,196)     (3,041)

Cash flows from financing activities:
    Cash dividends                                                     (6,563)     (5,083)     (4,223)
    Proceeds from exercise of stock options                               966         812         545
                                                                     --------    --------    --------
Net cash used in financing activities                                  (5,597)     (4,271)     (3,678)
                                                                     --------    --------    --------

Net (decrease) increase in cash and equivalents                        (6,020)        870       4,403
Cash and equivalents at beginning of year                              17,888      17,018      12,615
                                                                     --------    --------    --------

Cash and equivalents at end of year                                  $ 11,868    $ 17,888    $ 17,018
                                                                     --------    --------    --------
                                                                     --------    --------    --------

Supplemental cash flow information:
  Cash paid during the year for:
    Income taxes                                                     $ 14,565    $ 11,034    $  8,998
    Interest                                                               --          --          --


See notes to consolidated financial statements.

20  ANALYSTS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ANALYSTS INTERNATIONAL CORPORATION

(Dollars in thousands except                           Common    Additional       Retained
 per share amounts)                                     Stock       Capital       Earnings
-------------------                                   -------    ----------       --------
Balances at June 30, 1995 as previously reported      $ 1,452      $ 10,224       $ 33,458

   Effect of stock split                                  726          (726)
                                                      -------      --------       --------

Balances at June 30, 1995 as restated                   2,178         9,498         33,458
   Common stock issued - 200,697 shares
      upon exercise of stock options                       20           525
   Cash dividends ($.20 per share)                                                  (4,379)

   Net income                                                                       12,418
                                                      -------      --------       --------

Balances at June 30, 1996                               2,198        10,023         41,497

   Common stock issued - 297,815 shares
       upon exercise of stock options                      30           782
    Income tax benefit from stock
       option plans                                                     481
   Stock based compensation                                              32
   Cash dividends ($.24 per share)                                                  (5,320)
   Net income                                                                       16,381
                                                      -------      --------       --------

Balances at June 30, 1997                               2,228        11,318         52,558

  Common stock issued - 153,601 shares
      upon exercise of stock options                       16           950
   Income tax benefit from stock
      option plans                                                      264
   Stock based compensation                                              72
   Cash dividends ($.31 per share)                                                  (7,022)

   Net income                                                                       22,610
                                                      -------      --------       --------

Balances at June 30, 1998                             $ 2,244      $ 12,604       $ 68,146
                                                      -------      --------       --------
                                                      -------      --------       --------


See notes to consolidated financial statements.

                                                   BUILDING ON OUR SUCCESS  21

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

Revenues - The Company grants credit without collateral to customers, a significant portion of whom are engaged in the electronics and telecommunications industries. One customer and their various divisions and operating units accounted for approximately 22%, 22% and 23% of revenues in fiscal 1998, 1997 and 1996, respectively. Another customer accounted for 16%, 21% and 18% of revenues in fiscal 1998, 1997 and 1996, respectively. Revenue is recognized on contracts as services are performed.

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

Net income per share - Basic and diluted earnings per share (EPS) are presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". This statement specifies the computation, presentation, and disclosure requirements for EPS and is effective for financial statements issued for periods ending after December 15, 1997. This statement replaces the presentation of primary EPS with a presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between average common shares and average common and common equivalent shares is the result of outstanding stock options.

Cash equivalents - Temporary cash investments in money market accounts and Treasury Bills are considered to be cash equivalents.

Shares reserved - At June 30, 1998, there were approximately 25,507,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

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

B. PROPERTY AND EQUIPMENT

                                               June 30
                                     ------------------------
(In thousands)                           1998            1997
                                         ----            ----
Cost:
   Land                              $  1,940       $     74
   Building and improvements            2,565          1,931
   Office furniture & equipment        19,820         15,672
                                     --------       --------
Total                                  24,325         17,677
Accumulated depreciation              (13,965)       (11,556)
                                     --------       --------
                                     $ 10,360       $  6,121
                                     --------       --------
                                     --------       --------

C. DEFERRED COMPENSATION

The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in long-term liabilities at June 30, 1998 and 1997 is $7,171,000 and $6,444,000, respectively, representing the Company's liability under the Plan. This liability is being funded by the purchase of life insurance and annuity contracts. Included in other assets at June 30, 1998 and 1997 is $5,697,000 and $5,148,000, respectively, representing the carrying value of annuities, which approximates market value, and insurance cash value. Deferred compensation expense for the fiscal years 1998, 1997 and 1996 was approximately $727,000, $448,000 and $718,000, respectively.

D. COMMON STOCK

In December 1997, the Board of Directors approved an amendment to the Company's Articles of Incorporation increasing the number of shares of Common Stock authorized for issuance to 60,000,000 shares. Also, in December 1997, the Company distributed a three- for-two stock split effected in the form of a stock dividend. All share and per share data has been adjusted to reflect this stock split.

E. STOCK OPTION PLANS

The Company has three stock-based compensation plans, which are described below. SFAS 123 requires companies to either recognize compensation expense for grants of stock options and other equity instruments based on fair value or to disclose pro forma

22  ANALYSTS INTERNATIONAL CORPORATION
net income and earnings per share in the notes to the financial statements. The Company has adopted the disclosure provisions of SFAS 123 and has continued to apply APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for two of its stock option plans. The compensation that has been charged against income for its non-employee directors plan was $72,000 and $32,000 in fiscal years 1998 and 1997, respectively, fiscal year 1997 being the first year of the plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended June 30, 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                                           1998            1997            1996
                                           ----            ----            ----
Net income (in thousands):
    As reported                         $22,610         $16,381         $12,418
    Pro forma                            21,539          15,400          12,246

Net income per share (basic):
    As reported                           $1.01            $.74            $.57
    Pro forma                               .96             .70             .56

Net income per share (diluted):
    As reported                            $.99            $.73            $.56
    Pro forma                               .94             .68             .55

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income in future years. SFAS 123 does not apply to awards prior to 1996, and additional awards in future years are anticipated.

The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for each year presented: an expected life of 5 years, expected volatility of 44%, a dividend yield of 1.0% and a risk-free interest rate of 7.5%. The weighted average fair value of options granted during the years ended June 30, 1998, 1997 and 1996 was $9.15, $9.47 and $5.73, respectively.

The Company has options outstanding under three option plans, two of which remain active. Under the 1994 Stock Option Plan, the Company may grant options to its employees for up to 1,200,000 shares of common stock. Under the 1996 Stock Option Plan for Non-employee Directors the Company may grant options to its non-employee directors for up to 240,000 shares of common stock. Under the 1996 Non-employee Directors Plan, options to purchase 6,000 shares are automatically granted on January 3 of each year to each eligible non-employee director. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options are exercisable 25% annually beginning one year after date of grant.

A summary of the status of the Company's stock option plans as of June 30, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:

                                    1998                          1997                          1996
                        ---------------------------   ---------------------------   ---------------------------
                                   Weighted-Average             Weighted-Average               Weighted-Average
                        Shares       Exercise Price   Shares       Exercise Price   Shares       Exercise Price
Outstanding at
  beginning of year      981,060          $   12.03   1,182,804        $    8.98      954,642         $    6.07
Granted                  107,407              27.91     176,738            19.57      505,269             12.41
Exercised               (188,207)              9.07    (370,982)            5.91     (271,107)             5.18
Expired                  (10,500)             12.20      (7,500)           11.36       (6,000)             6.42
Outstanding at          --------                      ---------                     ---------
  end of year            889,760          $   14.58     981,060        $   12.03    1,182,804         $    8.98
                        --------          ---------   ---------        ---------    ---------         ---------
                        --------          ---------   ---------        ---------    ---------         ---------

The following table summarizes information about stock options outstanding at June 30, 1998:

                              Options Outstanding                                         Options Exercisable
                     ---------------------------------------------------------   -----------------------------------
                     Number              Weighted-Average                        Number
Range of             Outstanding         Remaining            Weighted-Average   Exercisable       Weighted-Average
Exercise Prices      at 6/30/98          Contractual Life      Exercise  Price   at 6/30/98          Exercise Price
 $ 6.42 -$12.09        233,895                1.83 years              $   7.77       113,130              $    7.53
  12.59 - 19.33        501,004                3.72                       14.09       183,132                  13.49
  22.83 - 29.06        116,717                9.15                       24.71        12,237                  23.14
  30.00 - 34.94         38,144                9.54                       31.75            --                     --
                       -------                                                       -------
 $ 6.42 -$34.94        889,760                4.19                    $  14.58       308,499              $   11.69
                       -------                                                       -------
                       -------                                                       -------

F.  SHAREHOLDERS' RIGHTS PLAN

On June 15, 1989 the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2008, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15 percent or more of the common stock.

If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 15 percent or more of the Company's shares, the rights will be adjusted so as to entitle a

                                                   BUILDING ON OUR SUCCESS  23
holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

G.  INCOME TAXES

The provision for income taxes charged was as follows:

                                                               Year Ended June 30
                                                      --------------------------------------
                                                          1998           1997           1996
                                                          ----           ----           ----
(IN THOUSANDS)
Currently payable:
  Federal                                             $ 13,627         $9,486         $7,399
  State                                                  2,642          1,874          1,391
                                                        ------         ------         ------
                                                        16,269         11,360          8,790
Deferred:
  Federal                                               (1,002)          (439)          (408)
  State                                                   (190)           (92)           (61)
                                                        ------         ------         ------
                                                        (1,192)          (531)          (469)
                                                        ------         ------         ------
Total                                                  $15,077        $10,829         $8,321
                                                        ------         ------         ------
                                                        ------         ------         ------

Net deferred tax assets are comprised of the following:

                                                    June 30
                                            ---------------------
(IN THOUSANDS)                                 1998          1997
                                               ----          ----
Deferred compensation                       $ 2,869       $ 2,565
Accrued vacation and compensatory time        1,538         1,262
Self-insured health care reserves               760           597
Allowance for doubtful accounts                 300           219
Depreciation                                    115          (182)
Other                                           333           236
                                            -------       -------
      Deferred tax assets                     5,915         4,697
Other                                          (152)         (126)
                                            -------       -------
      Deferred tax liabilities                 (152)         (126)
                                            -------       -------
Net deferred tax assets                     $ 5,763       $ 4,571
                                            -------       -------
                                            -------       -------

Whereof:
    Current                                 $ 2,726       $ 2,175
    Noncurrent                                3,037         2,396
                                            -------       -------
                                            $ 5,763       $ 4,571
                                            -------       -------
                                            -------       -------

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income as a result of the following differences:

                                               Year Ended June 30
                                          --------------------------
                                          1998       1997       1996
                                          ----       ----       ----
Statutory federal income tax rates        35.0%      35.0%      35.0%
State and local taxes,
    net of federal benefit                 4.2%       4.3        4.2
Other                                      0.8%       0.5        0.9
                                          ----       ----       ----
Effective tax rates                       40.0%      39.8%      40.1%
                                          ----       ----       ----
                                          ----       ----       ----

H. COMMITMENTS

At June 30, 1998 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)
Year ending June 30, 1999                     $5,707
                     2000                      5,356
                     2001                      4,216
                     2002                      2,401
                     2003                      2,128
                     Later                     1,406
                                             -------
Total minimum obligation                     $21,214
                                             -------
                                             -------

Rent expense, primarily for office facilities, for the years ended June 30, 1998, 1997 and 1996 was $4,900,000, $3,812,000 and $2,841,000, respectively.

The Company has compensation arrangements with its five senior executives and certain other employees which provide for certain payments in the event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contributions vest after the employee has completed seven years of service and for 1998, 1997 and 1996 amounted to approximately $1,347,000, $792,000 and $611,000, respectively.

In January 1998 the Company entered into an agreement to build a facility for use as its corporate headquarters and its Minneapolis branch operations. The Company expects construction and related costs will be approximately $22,000,000, of which $2,083,000 was funded through June 30, 1998, with the remaining costs to be financed through a combination of unsecured debt and use of cash reserves.

24  ANALYSTS INTERNATIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiary (the Company) as of June 30, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
August 15, 1998


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


STOCK DATA


-------------------------------------------------------------------------------------
                                MARKET RANGE             DIVIDEND   TRAILING 12-MONTH
FISCAL 1998             HIGH        LOW         CLOSE    DECLARED      P/E RATIO
-------------------------------------------------------------------------------------
Fourth Quarter        $31.63      $26.38       $28.38        $.08          29
Third Quarter          36.00       25.25        29.25         .08          32
Second Quarter         36.50       25.58        34.50         .08          41
First Quarter          29.17       20.83        25.83         .07          32

FISCAL 1997
-------------------------------------------------------------------------------------
Fourth Quarter        $24.50      $14.17       $22.23        $.06          31
Third Quarter          19.67       14.67        14.67         .06          21
Second Quarter         20.33       15.33        18.83         .06          29
First Quarter          15.50       11.67        15.33         .06          25


The Company's common shares are traded on The Nasdaq Market-SM- under the symbol ANLY. As of August 14, 1998, there were approximately 1,300 shareholders of record and approximately 8,500 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq, dividends declared and the trailing 12-months closing price/earnings ratio for each quarterly period.

     The Board of Directors has adopted a policy of declaring regular quarterly dividends subject to favorable earnings and cash flow. Accordingly, the Company declared quarterly dividends of $.08 a share in fiscal 1998 and $.06 a share in fiscal 1997.

     On August 20, 1998, the Board of Directors increased the quarterly cash dividend to $.10 a share.
-------------------------------------------------------------------------------

                                                   BUILDING ON OUR SUCCESS  25

QUARTERLY REVENUES AND INCOME


------------------------------------------------------------------------------------------------------------------------
                                                      FIRST         SECOND          THIRD         FOURTH
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)      QUARTER        QUARTER        QUARTER        QUARTER         ANNUAL
------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
Total revenues . . . . . . . . . . . . . . . .      $135,158       $141,265       $150,011       $160,977       $587,411
Income before income taxes . . . . . . . . . .         8,967          8,384          9,215         11,121         37,687
Income taxes . . . . . . . . . . . . . . . . .         3,587          3,353          3,687          4,450         15,077
Net income . . . . . . . . . . . . . . . . . .         5,380          5,031          5,528          6,671         22,610
Net income per share (basic)*. . . . . . . . .           .24            .23            .24            .30           1.01
Net income per share (diluted)*. . . . . . . .           .24            .22            .24            .29            .99

Fiscal 1997

Total revenues . . . . . . . . . . . . . . . .       $98,022       $101,847       $113,693       $125,984       $439,546
Income before income taxes . . . . . . . . . .         6,503          6,526          6,936          7,245         27,210
Income taxes . . . . . . . . . . . . . . . . .         2,635          2,621          2,775          2,798         10,829
Net income . . . . . . . . . . . . . . . . . .         3,868          3,905          4,161          4,447         16,381
Net income per share (basic)*. . . . . . . . .           .18            .17            .19            .20            .74
Net income per share (diluted)*. . . . . . . .           .17            .17            .19            .20            .73


*Adjusted to reflect the 3 for 2 common stock split in the form of a stock dividend distributed December 3, 1997.
--------------------------------------------------------------------------------

FIVE YEAR FINANCIAL SUMMARY


------------------------------------------------------------------------------------------------------------------------
                                                                          FISCAL YEAR

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)      1998           1997           1996           1995           1994
------------------------------------------------------------------------------------------------------------------------
Professional services revenues:
  Provided directly. . . . . . . . . . . . . .     $454,339       $344,790       $267,317       $213,785       $175,982
  Provided through sub-suppliers . . . . . . .      133,072         94,756         62,227          4,641             --
------------------------------------------------------------------------------------------------------------------------
     Total revenues. . . . . . . . . . . . . .      587,411        439,546        329,544        218,426        175,982
Salaries, contracted services
  and direct charges . . . . . . . . . . . . .      457,318        340,483        252,518        155,743        125,285
Non-operating income . . . . . . . . . . . . .        1,299          1,045          1,027            760            241
Income before income taxes . . . . . . . . . .       37,687         27,210         20,739         18,530         12,775
Income taxes . . . . . . . . . . . . . . . . .       15,077         10,829          8,321          7,274          4,824
------------------------------------------------------------------------------------------------------------------------
Net income . . . . . . . . . . . . . . . . . .       22,610         16,381         12,418         11,256          7,951
Total assets . . . . . . . . . . . . . . . . .      132,661        105,370         81,445         67,533         51,210
Long-term liabilities. . . . . . . . . . . . .        7,171          6,444          5,996          5,352          4,793
Shareholders' equity . . . . . . . . . . . . .       82,994         66,104         53,718         45,134         36,571
Per share data:*
Net income (diluted) . . . . . . . . . . . . .          .99            .73            .56            .51            .37
  Cash dividends . . . . . . . . . . . . . . .          .31            .24            .20            .17            .16
  Shareholders' equity . . . . . . . . . . . .         3.70           2.97           2.44           2.07           1.71
Average common and common
  equivalent shares outstanding* . . . . . . .   22,829,000     22,544,000     22,221,000     21,822,000     21,636,000
Number of personnel. . . . . . . . . . . . . .        5,300          4,650          3,770          3,170          2,600
------------------------------------------------------------------------------------------------------------------------

*Per share data and average shares outstanding were restated for the effect of the 3 for 2 common stock split in the form of a 50% stock dividend paid December 3, 1997.
-------------------------------------------------------------------------------

26  ANALYSTS INTERNATIONAL CORPORATION

[GRAPHIC]
BOARD OF DIRECTORS: PRINCE, DRAKE, BENDA, LANG, MAHONEY, LOFTUS.


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

                                 MICHAEL J. LAVELLE
                          Vice President, Southern Region

                                   ROBERT J. PUGH
                           Vice President, Midwest Region

                                   ROMAN E. ROWAN
                           Vice President, Western Region

                                 RICHARD A. FERRERA
                         Vice President, Program Management

                                 PAULETTE M. QUIST
                    Vice President, National Business Practices

                                   GEORGE R. ZAK
                         Vice President, Investor Relations

                                MARTI R. CHARPENTIER
                         Controller and Assistant Treasurer

                                COLLEEN M. DAVENPORT
                           Associate General Counsel and
                                Assistant Secretary


                                                   BUILDING ON OUR SUCCESS  27

  REGIONAL, BRANCH AND FIELD OFFICES


                               [MAP]


WORLD HEADQUARTERS

7615 Metro Boulevard
Minneapolis, Minnesota 55439-3050
Tele:     (612) 835-5900
Tele:     (800) 800-5044
Fax:      (612) 897-4555

REGIONAL OFFICES

Central
5750 Castle Creek Parkway N, Suite 259
Indianapolis, Indiana 46250-4335
Tele:     (317) 577-3569
Fax:      (317) 577-3573

Eastern
One Penn Plaza, Suite 2228
New York, New York 10119-0002
Tele:     (212) 465-1660
Fax:      (212) 465-1724

Midwest
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
Tele:     (314) 997-1746
Fax:      (314) 997-4234

Southern
2300 Highland Village Road, Suite 540
Highland Village, Texas 75077-7159
Tele:     (972) 317-7339
Fax:      (972) 317-0133

Western
44 Montgomery Street, Suite 2365
San Francisco, California 94104-4710
Tele:     (415) 352-0760
Fax:      (415) 352-0766

DIVISIONS

AiC TechWEST
7800 E Union Avenue, Suite 630
Denver, Colorado 80237-2755
Tele:     (303) 721-0341
Tele:     (800) 721-0772
Fax:      (303) 779-3559

AiC National Projects Office
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
Tele:     (561) 241-5912
Tele:     (800) 597-5912
Fax:      (404) 252-4732

National Contracts Division
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
Tele:     (561) 288-0058
Tele:     (800) 360-9575
Fax:      (813) 289-9475

BRANCH OFFICES

Atlanta
Perimeter 400 Center, Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia 30342-1746
Tele:     (404) 256-5190
Tele:     (800) 597-5995
Fax:      (404) 252-4732

Austin
LaCosta Green
1033 LaPosada Drive, Suite 300
Austin, Texas 78752-3824
Tele:     (512) 206-2700
Tele:     (800) 654-8194
Fax:      (512) 206-2720

Boca Raton
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
Tele:     (561) 241-5912
Tele:     (800) 597-5912
Fax:      (561) 241-6705

Chicago
1101 Perimeter Drive, Suite 500
Schaumburg, Illinois 60173-5060
Tele:     (847) 619-4673
Fax:      (847) 605-9489

Cincinnati/Dayton
Governor's Pointe
4770 Duke Drive, Suite 207
Mason, Ohio 45040-9374
Tele:     (513) 398-7811
Tele:     (800) 960-9682
Fax:      (513) 398-7894

Cleveland
Corporate Plaza I, Suite 350
6450 Rockside Woods Boulevard S
Cleveland, Ohio 44131-2230
Tele:     (216) 524-8990
Tele:     (800) 541-5859
Fax:      (216) 524-9535

Columbus
471 E Broad Street, Suite 2001
Columbus, Ohio 43215-3861
Tele:     (614) 224-6790
Tele:     (888) 832-6242
Fax:      (614) 224-1935

Dallas
3030 LBJ Freeway, Suite 820, LB52
Dallas, Texas 75234-7703
Tele:     (972) 243-2001
Tele:     (800) 800-8699
Fax:      (972) 243-7468

Danbury
100 Mill Plain Road, 2nd Floor
Danbury, Connecticut 06811-5188
Tele:     (203) 825-3940
Tele:     (800) 552-5995
Fax:      (203) 825-3950

Denver
7800 E Union Avenue, Suite 600
Denver, Colorado 80237-2755
Tele:     (303) 721-6200
Fax:      (303) 721-6403

Des Moines
1200 Valley West Drive, Suite 704
West Des Moines, Iowa 50266-1908
Tele:     (515) 221-9822
Tele:     (800) 755-4900
Fax:      (515) 221-0173

Detroit
3000 Town Center, Suite 570
Southfield, Michigan 48075-1297
Tele:     (248) 353-7230
Tele:     (888) 353-7230
Fax:      (248) 353-5139

Houston
1415 N Loop West, Suite 300
Houston, Texas 77008-1645
Tele:     (713) 869-3420
Tele:     (800) 487-1881
Fax:      (713) 869-8462

Indianapolis
5750 Castle Creek Parkway N, Suite 259
Indianapolis, Indiana 46250-4335
Tele:     (317) 842-1100
Tele:     (800) 783-1101
Fax:      (317) 842-1157


28  ANALYSTS INTERNATIONAL CORPORATION

Kansas City
Broadway Summit
3101 Broadway, Suite 101
Kansas City, Missouri 64111-2416
Tele:     (816) 531-5050
Tele:     (800) 530-5259
Fax:      (816) 531-5636

Lexington
2365 Harrodsburg Road, Suite B450
Lexington, Kentucky 40504-3342
Tele:     (606) 223-0001
Tele:     (800) 279-8433
Fax:      (606) 224-4389

Los Angeles
7700 Irvine Center Drive, Suite 280
Irvine, California 92618-2924
Tele:     (949) 450-8930
Tele:     (800) 555-0012
Fax:      (949) 450-8940

Minneapolis
8200 Normandale Boulevard, Suite 400
Minneapolis, Minnesota 55437-1074
Tele:     (612) 897-4590
Tele:     (800) 776-3553
Fax:      (612) 897-4551

New Jersey Metro
111 Wood Avenue S
Iselin, New Jersey 08830-2703
Tele:     (732) 906-0100
Tele:     (800) 745-5995
Fax:      (732) 906-8808

New York Metro
One Penn Plaza, Suite 2228
New York, New York 10119-0002
Tele:     (212) 465-1660
Tele:     (800) 473-7333
Fax:      (212) 465-1724

Omaha
6910 Pacific Street, Suite 204
Omaha, Nebraska 68106-1045
Tele:     (402) 558-2800
Tele:     (800) 735-3300
Fax:      (402) 558-5544

Phoenix
11024 N 28th Drive, Suite 240
Phoenix, Arizona 85029-4379
Tele:     (602) 789-7200
Tele:     (800) 735-7573
Fax:      (602) 789-6077

Portland
One SW Columbia Street, Suite 710
Portland, Oregon 97258-2008
Tele:     (503) 727-0200
Tele:     (800) 510-4850
Fax:      (503) 727-0222

Raleigh/Durham
Gateway Centre Park, Suite 900
2700 Gateway Centre Boulevard
Morrisville, North Carolina 27560-9137
Tele:     (919) 460-6141
Tele:     (800) 669-2772
Fax:      (919) 460-6433

Rochester, Minnesota
1530 Greenview Drive SW, Suite 205
Rochester, Minnesota 55902-1080
Tele:          (507) 280-6663
Tele:          (800) 657-0030
Fax:           (507) 280-9213

Rochester, New York
16 W Main Street, Suite 500
Rochester, New York 14614-1601
Tele:          (716) 325-6640
Tele:          (800) 864-6816
Fax:           (716) 325-6273

St. Louis
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
Tele:          (314) 997-1746
Tele:          (800) 998-5995
Fax:           (314) 997-4929

San Francisco-East Bay
1850 Gateway Boulevard, Suite 100
Concord, California 94520-3299
Tele:          (925) 687-5522
Tele:          (800) 698-9411
Fax:           (925) 687-5552

Seattle
10655 NE 4th Street, Suite 800
Bellevue, Washington 98004-5022
Tele:          (425) 454-2500
Tele:          (800) 442-9242
Fax:           (425) 454-4288

Silicon Valley
151 Martinvale Lane
San Jose, California 95119-1319
Tele:          (408) 629-9300
Tele:          (800) 750-2922
Fax:           (408) 629-0141

Tampa
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
Tele:          (813) 281-0458
Tele:          (800) 949-5995
Fax:           (813) 289-9475

Toronto
36 Toronto Street, Suite 530
Toronto, Ontario M5C 2C5, Canada
Tele:          (416) 603-3822
Tele:          (877) 603-3822
Fax:           (416) 603-4989

Tulsa
Corporate Place
5800 E Skelly Drive, Suite 1100
Tulsa, Oklahoma 74135-6448
Tele:          (918) 663-0030
Tele:          (800) 898-6164
Fax:           (918) 663-1812

FIELD OFFICES
Akron/Canton, Ohio            (330) 899-9000
Boulder, Colorado             (303) 442-7338
Charlotte, North Carolina     (704) 676-9732
Jacksonville, Florida         (904) 996-3705
Las Vegas, Nevada             (702) 221-1914
Little Rock, Arkansas         (501) 372-0338
Miami, Florida                (800) 597-5912
Ottawa, Ontario, Canada       (613) 751-4445
Sacramento, California        (916) 565-7458
Salt Lake City, Utah          (801) 561-1008
San Francisco, California     (415) 352-0760
Vancouver, Washington         (360) 693-4604
Washington, D.C.              (703) 573-4400

AiC Analysts Limited
Cambridge, England        011 44 1223 500055



CORPORATE INFORMATION


10-K AVAILABLE
A copy of the Company's 1998 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to AiC security holders without charge upon request to the Treasurer, Analysts International Corporation, 7615 Metro Boulevard, Minneapolis, Minnesota 55439-3050.

STOCK TRANSFER AGENT
Boston EquiServe
c/o State Street Bank & Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200
(800) 426-5523
http://www.equiserve.com

EXPECTED DIVIDEND PAYMENT DATES
November 13, 1998
February 12, 1999
May 14, 1999
August 13, 1999

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Minneapolis, Minnesota

ANNUAL MEETING
The 1998 Annual Meeting of Shareholders will be held on October 15, 1998 at 3 p.m. at the Edina Country Club, 5100 Wooddale Avenue, Edina, Minnesota.

QUARTERLY REPORTS
Analysts International Corporation sends quarterly earnings releases directly to shareholders, instead of traditional printed quarterly reports. Many companies now follow this approach, which gives shareholders pertinent information faster, at lower cost to the Company.

WORLD WIDE WEB ADDRESS
http://www.analysts.com