Form 10-K405, Exhibit 13
period 1999-06-30
ANALYSTS INTERNATIONAL CORP
filed 1999-09-28
CIK 6292

                                    ANALYSTS
                               INTERNATIONAL-SM-
                   BRIDGING THE GAP BETWEEN STRATEGY AND IT-SM-















                               1999 ANNUAL REPORT

                               TABLE OF CONTENTS


 1   FINANCIAL HIGHLIGHTS

 2   LETTER TO SHAREHOLDERS

 6   BRIDGING THE GAP:
     THE ANALYSTS
     PERSPECTIVE

 8   CASE STUDIES

16   MANAGEMENT'S
     DISCUSSION AND
     ANALYSIS

18   CONSOLIDATED FINANCIAL
     STATEMENTS

22   NOTES TO CONSOLIDATED
     FINANCIAL STATEMENTS

25   INDEPENDENT AUDITORS'
     REPORT

26   QUARTERLY REVENUES
     AND INCOME AND FIVE
     YEAR FINANCIAL SUMMARY

27   BOARD OF DIRECTORS
     AND OFFICERS

28   REGIONAL, BRANCH AND
     FIELD OFFICES


THE ANALYSTS PERSPECTIVE-SM-

Since 1966, Analysts International has specialized in applying information technology to help companies achieve their business objectives. We focus first on understanding our clients' opportunities and challenges, before creating technology-based solutions that take our clients where they seek to be. We call this approach The Analysts Perspective. It's how we have created and will continue to create shareholder value and grow the business.

BRIDGING THE GAP BETWEEN
STRATEGY AND IT-SM-


                           FINANCIAL HIGHLIGHTS

                                                             YEAR ENDED JUNE 30          % INCREASE
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)            1999               1998       (DECREASE)
---------------------------------------------------------------------------------------------------
Professional services revenues:
    Provided directly                                     $   480,790    $   454,339       5.8
    Provided through sub-suppliers                            139,366        133,072       4.7
                                                          -----------    -----------
        Total revenues                                        620,156        587,411       5.6
Income before income taxes                                     37,268         37,687      (1.1)
Net income                                                     22,733         22,610       0.5
Per share of common stock:
    Net income (diluted)                                         1.00            .99       1.0
    Shareholders' equity                                         4.35           3.70      17.6
    Dividends declared                                            .40            .31      29.0
Average common and common equivalent shares outstanding    22,732,000     22,829,000      (0.4)
Number of personnel                                             4,900          5,300      (7.5)
Return on equity                                                 25.1%          30.3%    (17.2)
Current ratio                                                    2.31           2.59     (10.8)
Working capital                                           $    79,224    $    67,474      17.4



                                     BRIDGING THE GAP BETWEEN STRATEGY AND IT 1

                                   [PICTURE]


TO OUR SHAREHOLDERS

     In fiscal year 1999, we matched our record performance of 1998 and took action to align our services and operations with the rapidly changing information technology (IT) services market.

During the past 12 months, organizations worldwide focused on finalizing their Y2K initiatives, often using in-house staff for testing. In addition, many organizations have deferred new projects until the year 2000 to avoid creating additional compliance issues. This temporary, dramatic change in our clients' spending patterns affected our usual profit growth, and temporarily slowed growth across the IT services industry.

REVENUES PER EMPLOYEE INCREASED

We recorded revenues of $620 million in fiscal 1999, up 6 percent from $587 million in 1998.

Net income was $22.7 million, up from $22.6 million in the previous year. Diluted earnings per share were $1.00, up from 99 cents in fiscal 1998.

We paid regular quarterly dividends of 10 cents per share during fiscal 1999. Our total staff was 4,900 people at year end, compared with 5,300 at the end of 1998, located in 45 offices in the United States, Canada and the United Kingdom. The higher revenue with a smaller staff is the result of our emphasis on higher-margin, value-added work.


2 ANALYSTS INTERNATIONAL CORPORATION

POSITIONING THE COMPANY IN A DYNAMIC GROWTH MARKET

With Y2K projects nearing completion, we expect the resumption of strong growth in the year 2000. Current industry forecasts project an annual market expansion rate of 20 percent.

At the same time, the IT landscape is changing. For example, supplemental staffing, the industry segment in which we started, is becoming a lower-margin business. We have taken action in response to such industry changes. Our initiatives include pursuing higher-margin, value-added services and aggressively leveraging the capabilities of e-commerce, as well as strengthening our own operations.

MOVING INTO HIGHER-MARGIN SERVICES

In fiscal 1999, we extended our value-based services that merit premium rates and margins. These new competencies are beginning to have an impact on our margins and revenue mix.

NATIONAL PRACTICES. Our national practices seek to meet common, critical client needs in the most effective way possible. They combine corporate-level research, process development, sales training and marketing resources with local branch implementation and support.

Our Rapid Application Design and Development (RADD-TM-) practice, which provides expert resources to quickly turn around software projects, has been expanded to 20 branches. And the three regional centers in our Lawson Software Practice -- whereby we help speed customers' implementation of Lawson enterprise resource planning software -- have completed more than 400 projects to date.

Our Managed Services national practice enables major companies to outsource the entire technical support process, by providing and managing both our own personnel and the employees of sub-suppliers. Current clients include U S WEST, Chevron and Motorola. Managed Services enables us to foster strong client relationships and position ourselves for additional assignments over time.

BRANCH-LEVEL PRACTICES. We also are pursuing higher-margin work in our branches, through focused practices aimed at regional opportunities. Our San Jose, Calif., office provides testing for hardware and software manufacturers in Silicon Valley. Our Lexington, Ky., office has extensive multimedia capabilities. Our Portland, Ore., branch has a telecommunications consulting specialty. We are constantly evaluating local competencies, with an eye toward marketing these services nationwide.


                                     BRIDGING THE GAP BETWEEN STRATEGY AND IT 3

SEIZING E-COMMERCE OPPORTUNITIES

The Internet has opened a major new IT services market. We are aggressively pursuing initiatives to leverage the potential of e-commerce both for our clients and in our own organization.

Across the country, we are applying our business and technical expertise to create Internet-based solutions with our clients that help them increase productivity, make better decisions and further sales. Virtually every Analysts International branch is involved in an e-commerce project.

Our services include creating Web-based marketing and sales applications; developing and implementing electronic ordering, invoicing and payroll systems; and creating other e-commerce solutions with our clients to support their business goals.

The drive to turn data into business intelligence through central data warehousing applications and tools is creating strategic new opportunities for Analysts International. Companies increasingly are turning to us for Web-deployed applications that speed data entry, collection, analysis and dissemination across their entire scope of operations -- and out to customers and suppliers as well.

For example, we created a solution with a global agricultural firm that enables management to track major customer purchases across all lines of business -- then use that information to identify cross-selling opportunities. In another example, the chief information officer of a major U.S. retailer retained us to create custom software that tracks the weekly performance of all their stores' computer systems -- providing intelligence to guide staffing and capital investment decisions.

Reflecting our e-commerce expertise, Lawson Software has named us its selected partner for creating Electronic Data Interchange (EDI) interfaces to its applications.

We have expanded both our e-commerce services and delivery mechanisms through our strategic alliance with the CDXC Corporation. Its cutting-edge CDXC Solution enables companies to manage and deliver digital assets -- including text, photos and images, audio and video -- from an individual desktop. The CDXC Solution is faster, more flexible and more cost-effective than traditional Digital Asset Management or overnight delivery services. As a CDXC-licensed host, we provide users and other hosts with technology and service support.

4 ANALYSTS INTERNATIONAL CORPORATION

STRENGTHENING OUR OPERATIONS

We also use Web-enabled applications to improve our own operations. In 1999, we implemented Web-based time sheet entry, permitting more than 4,000 technical employees to enter and submit their time electronically. This paperless system eliminates the administrative work associated with manual entry; longer term, it also gives us a tool to track real-time productivity and trends.

We use extensive electronic information-sharing networks to serve our National Contracts and Managed Services clients. We routinely use EDI with clients such as IBM -- streamlining work on both ends by processing purchase orders, submitting invoices and receiving payments electronically.

ANALYSTS INTERNATIONAL: POSITIONED FOR GROWTH

Analysts International's success lies in our unique perspective -- applying vision, experience and an integrated approach to help our clients bridge the gap between their business strategy and the capabilities of IT. In the next section, we describe the advantages The Analysts Perspective brings to our clients and to our ability to compete effectively in the IT services marketplace.

We expect demand for IT services to increase significantly next calendar year, as companies tackle a large backlog of postponed applications and new Internet-based projects. Across the business, we are taking the right steps to thrive in this dynamic business and achieve profitable growth in the new millennium.

Sincerely,


/s/ Frederick W. Lang                     /s/ Victor C. Benda

Frederick W. Lang                         Victor C. Benda
Chairman and Chief Executive Officer      President and Chief Operating Officer




August 16, 1999


                                     BRIDGING THE GAP BETWEEN STRATEGY AND IT 5

                 BRIDGING THE GAP BETWEEN STRATEGY AND IT


In 1966, we formed Analysts International to help businesses understand and leverage the powers of a new business tool: Computers. Today, we continue to apply this forward thinking -- creating shareholder value by anticipating and responding to our clients' changing needs.

We are extremely well-positioned in a dynamic, demanding environment. The drive to create computer systems, networks and applications with ever greater functionality is moving so swiftly that only dedicated IT experts can keep fully abreast of new developments.

At the same time, smart organizations are demanding new strategies for leveraging IT for a tangible business advantage. They recognize that IT, expertly applied, can improve processes, cut internal costs and help them deliver services more efficiently.

Analysts International is uniquely qualified to help these organizations. We add value through The Analysts Perspective-SM-. Through our unique blend of technical and business expertise, we enable clients to bridge the gap between strategy and IT.

We know that clients value this perspective. Ninety percent of our fiscal 1999 revenues represented repeat business from our existing client base. By leveraging IT to provide bottom-line benefits, we position ourselves as a strategic partner and command pricing that reflects the value we can bring to our clients.

THE ANALYSTS PERSPECTIVE HAS THREE IMPORTANT DIMENSIONS: VISION, EXPERIENCE AND INTEGRATION. HERE IS A SUMMARY OF HOW EACH ELEMENT SHAPES OUR WORK -- AND DIFFERENTIATES OUR COMPANY IN THE MARKETPLACE.

                               VISIONARY
                      THE VISIONARY PERSPECTIVE

With every assignment, we start with a clear objective: to apply information technology in a manner that creates measurable, long-term payback.

Our analysts look beyond the client's initial technical requirements to fully understand the relevant issues and needs. Then we work with the client to design and implement IT-based applications that meet its needs.

We bridge the gap by seeing both the "big picture" and the smallest details. Companies increasingly are reducing their vendors to a small, value-added group. Analysts International offers both value-added consulting and implementation support services -- differentiating ourselves from the large consulting companies, which focus on the "big picture"; and smaller IT firms that provide only staffing support.

We apply the visionary perspective to our own operations, continuously seeking new ways to meet our clients' challenges. We created our National Contracts Division, for instance, to provide large clients with a single point of contact for filling their nationwide IT staffing needs with Analysts International consultants. And we are expanding our e-commerce capabilities to meet emerging customer needs.






6 ANALYSTS INTERNATIONAL CORPORATION

                 BRIDGING THE GAP BETWEEN STRATEGY AND IT


                                INTEGRATED
                         THE INTEGRATED PERSPECTIVE

We never lose sight of the fact that IT is a tool within the larger organization. We continuously look beyond technology to the key people and processes involved.

We go beyond the technical staff -- teaming with such client functions as Finance, Customer Service and Supply Management to understand their business processes and deliver high-functionality applications. We provide internal staff support that ranges from mentoring IT staff to training end users.

We frequently evaluate key processes during an assignment, providing feedback on best practices and suggesting process improvements.

Our integrated perspective also refers to how we apply our own resources. We customize our support for each client, drawing from services that range from supplemental staffing, to systems integration and network design, to rapid design and development of critical business applications.

[LOGO]

VISION

INTEGRATION

EXPERIENCE

THESE ARE THE FOUNDATION FOR OUR STRONG CLIENT RELATIONSHIPS -- AND FOR THE

BUSINESS GROWTH WE WILL CONTINUE TO ACHIEVE.


                                EXPERIENCED

                       THE EXPERIENCED PERSPECTIVE

Our customers seek expertise in cutting-edge technology not available in their own organizations. We deliver on this expectation -- and more.

We have several thousand experienced technical consultants, whose work crosses nearly all computer environments. They provide our clients with a full range of testing, application design, networking, integration and project management skills.

We seek to recruit and retain senior-level consultants, giving our clients consistency of service and the quality support that comes from our extensive experience.

We also bring our clients the benefit of having worked on similar assignments for many other companies. The applications we suggest and create often go far beyond our customers' requirements. And in a business environment where time is literally money, we have the expertise to identify and resolve technical challenges more quickly than the internal staff might be able to do.



                                     BRIDGING THE GAP BETWEEN STRATEGY AND IT 7

                                   [PICTURE]

PROFESSIONALS AT OUR MINNEAPOLIS CUSTOMER SUPPORT FACILITY AND AT LAWSON SOFTWARE WORK TOGETHER TO PROVIDE SUTTER HEALTH WITH REMOTE SUPPORT. FROM LEFT, PAUL BESTER, KATHY SANDBERG, CHERYL MORTON, ANALYSTS INTERNATIONAL; AND JOHN MULCHRONE, VICE PRESIDENT OF PRODUCT DEVELOPMENT, PROCUREMENT AND SUPPLY CHAIN, LAWSON.

LAWSON SOFTWARE SUPPORT: HELPING A HEALTHCARE NETWORK MEET ITS STRATEGIC GOALS

   HOW WE ADDED VALUE:

- HELPED SUTTER HEALTH IMPROVE PATIENT CARE, FUNCTION MORE EFFICIENTLY AND ENHANCE ITS COMPETITIVENESS

- SHORTENED THE TIME IT TOOK SUTTER HEALTH TO CREATE ITS ELECTRONIC NETWORK, BY APPLYING OUR EXPERIENCE IN CREATING LAWSON INTERFACES TO OTHER BUSINESS APPLICATIONS

-  PROVIDED A STRONG, TECHNICAL TEAM OVER A LENGTHY ROLL-OUT PERIOD

-  DELIVERED ONGOING REMOTE SUPPORT, COMBINED WITH ON-SITE ASSISTANCE WHEN
   NEEDED

[LOGO] Now the nation's seventh-largest healthcare network, Sutter Health was formed by individual Northern California hospitals seeking to reap economies of scale and be more competitive.

The strategy was clearly successful. The non-profit network spans hospitals, outpatient clinics and other health-related operations in more than 100 communities in Northern California, Southern Oregon and Hawaii.

As part of its ongoing commitment to provide value, Sutter Health is implementing a five-year plan to link all affiliates electronically, permitting them to seamlessly share critical information.

Analysts International is helping Sutter Health turn this vision into reality. Creating such a massive electronic network poses significant challenges, including the integration of many different legacy systems and applications across the affiliates.

But the result will be improved patient care, more efficient service, better access to information and improved cash flow.

"These connections will make our system stronger as a business; our decisions as an organization based on better and more accurate data; and most importantly, the medical care we provide our patients more timely, appropriate, convenient and efficient," notes Elizabeth Shih, Sutter Health's chief administrative officer.

Sutter Health retained our Lawson Software Practice after converting its financial, payroll and human resources functions to Lawson software. As a Lawson Global Alliance Integrated Network-TM- (GAIN) partner, we have customized and created interfaces for Lawson software on more than 400 projects.

Initially, Sutter Health asked us to develop six interfaces between Lawson systems and other business applications. To date, we have created and delivered 27 such interfaces -- a number that will continue to grow. We also are developing an Electronic Data Interchange system linking the network and key vendors.

We serve Sutter Health through our dedicated Customer Support Facility (CSF) in Minneapolis. The CSF staff designs, develops and delivers the interface code and provides related support remotely. When Sutter Health needs more direct assistance, our team members go to the health network's site. We also are modifying existing interfaces, providing advice related to testing and providing technical assistance during implementation.

Sutter Health says it appreciates our high staff retention rate, and the continuity in services that our team provides as Sutter expands its electronic network. Sutter Health has recommended Analysts International to other health care organizations.

"Analysts International has been a true partner," says Peggy Tindal, Sutter Health interface development manager. "Without the Analysts team and the Lawson-specific expertise they brought us, this project wouldn't be where it is today."

8    ANALYSTS INTERNATIONAL CORPORATION

PRODUCT TESTING: A HIGH-TECH
START-UP FIRM GETS THE
EXPERT RESOURCES IT NEEDS

[LOGO] Based in Silicon Valley, Telocity, Inc. is a fierce competitor in the Broadband Internet services market. As a start-up company, the firm must be especially swift and flexible in its product and services launches to succeed.

Telocity uses high-speed Digital Service Line (DSL) service to provide residential consumers with Internet service products. DSL technology supports data, audio and video transmission at speeds 50 times faster than most users can access today.

One of the company's first products, Telocity Interchange, is a breakthrough residential gateway that for the first time makes it easy to get fast Internet access. The Interchange Residential Gateway is the first DSL modem that users can install themselves -- greatly reducing installation, operation, service and overall cost barriers.

Telocity contracted with Analysts International to help test its modem. Located in Silicon Valley, our Testing Practice offers testing facilities, staff expertise in numerous testing environments and a strong track record in working with leading-edge technology firms.

"We evaluated several testing partners," says Mark Poese, Telocity director of system development and integration. "Analysts International scored the highest in its understanding of our DSL technology. And they proposed a thorough and innovative approach to meeting our testing requirements."

Our team is putting Telocity's cutting-edge residential gateway through a full battery of functional, configuration, installation and usability evaluations. Among the customized test cases, we have simulated a connection between the modem and the local Internet service provider, so that technicians can measure performance under such conditions as line interference and geographic distance.

[PICTURE]

Our Testing Practice team worked on site with Telocity staff at a critical product development stage. Standing from left, Steve Gallmam, Telocity manager of quality assurance; Wes Hanson, Analysts International; Mark Poese, Telocity director of systems development and integration; and seated, Bruce Lundeen, Analysts International.

Our team also is testing the modem's performance with different brands of personal computers and various means of connectivity; evaluating its ability to support multiple devices connected sequentially; and checking installation documentation against actual installation. Our reports include recommendations on improving ease of use for consumers.

Our Testing Practice also has been able to respond quickly to Telocity's evolving requirements. We have conducted many of the tests at our own facilities, enabling Telocity to concentrate its own resources on other activities. And, to support Telocity's focus on being first to market, we have provided expert test management leadership at Telocity's site.

"Analysts International came through for us at a critical stage," says Poese. "Their work at Telocity gives our development team real-time expert feedback. And their testing at Analysts facilities provides an outside perspective, enabling us to look at possible problem areas in greater detail."

   HOW WE ADDED VALUE:

-  PROVIDED A TEAM WITH PROVEN TESTING AND QUALITY ASSURANCE EXPERTISE

-  PROVIDED OBJECTIVE EVALUATION AND FEEDBACK, PLUS PRECISE TRACKING AND
   REPORTING

-  EXTENDED TELOCITY'S OWN TESTING RESOURCES

-  OFFERED ACCESS TO OUR STATE-OF-THE-ART LABORATORIES

-  DELIVERED THE FLEXIBILITY TO MEET TELOCITY'S RAPIDLY EVOLVING REQUIREMENTS


                                     BRIDGING THE GAP BETWEEN STRATEGY AND IT 9

                                   [PICTURE]

MARTY LISOR, BANK OF AMERICA VICE PRESIDENT OF TECHNICAL CONTRACT LABOR SERVICES, LOOKS TO ROD BRYLAWSKI, NATIONAL CONTRACTS DIVISION DIRECTOR, AND HIS COLLEAGUES TO FILL THE BANK'S NATIONWIDE IT STAFFING NEEDS.

                                   NATIONAL CONTRACTS: PROVIDING BANK OF AMERICA

                                              WITH QUALITY SERVICE AND QUALIFIED

                                                        PROFESSIONALS NATIONWIDE


   HOW WE ADDED VALUE:

- SIMPLIFY RECRUITING AND HIRING PROCESSES NATIONWIDE, BY PROVIDING A SINGLE ANALYSTS INTERNATIONAL POINT OF CONTACT

- PROVIDE A SINGLE NATIONAL AGREEMENT, COVERING ALL ASPECTS OF PLACING ANALYSTS INTERNATIONAL CONTRACTORS AT ALL BRANCH BANK LOCATIONS

-  DELIVER CONSISTENT SERVICE ACROSS BOTH OUR AND THE BANK'S ORGANIZATIONS

-  PROVIDE CUSTOMIZED REPORTS TRACKING UTILIZATION AND PERFORMANCE

- MAXIMIZE THE CLIENT'S ECONOMIES OF SCALE, WHILE REDUCING INTERNAL CONTRACTOR-RELATED MANAGEMENT ACTIVITIES AND COSTS

[LOGO] Information technology plays a key role at Bank of America. "Technology is the fuel for our growth," says Marty Lisor, vice president and manager of technical contract labor services. "It's critically important."

But finding high-quality IT professionals is anything but simple. The 1998 merger between Bank of America and NationsBank created the country's largest banking system, spanning 21 states and 37 countries. Its technology-supported operations run the gamut from credit card services and 14,000 ATMs to on-line banking services that generate 3.5 million hits per day. Virtually every day, a Bank of America business needs IT professionals for 6- to 12-month assignments.

Analysts International's National Contracts Division (NCD) has dramatically simplified the bank's recruiting and hiring processes, while delivering significant time and cost savings. After a rigorous qualification process, our NCD became one of a select group of suppliers that meet the bank's IT staffing needs nationwide.

We already had carried out numerous assignments for both Bank of America and NationsBank. Our teams had staffed and managed a national desktop technical "help" desk for six years, responding to 30,000 calls a month. Additionally, we helped develop the database for an interactive Web site enabling the bank's corporate clients to track their investment funds.

As a preferred supplier, we give Bank of America a single, value-added point of contact for all 40 U.S. Analysts International offices. A Bank of America manager with an IT opening sends the requirements to the bank's Technical Contract Labor Services Program staff in Richmond, Va. The information is then e-mailed to our NCD office in Tampa -- which electronically forwards the information to the appropriate branch office.

Our NCD staff provides the branch with Bank of America's negotiated pricing arrangements, background check requirements and contractor performance expectations. Our local branch office forwards resumes of qualified candidates to the Bank of America manager who made the request, and follows through as needed.

To help Bank of America track utilization, our NCD staff provides customized reports that include such information as volume of requests received, response time, number of consultants hired and costs.

According to Lisor, working with our NCD saves thousands of hours in recruitment, interviewing, management and tracking.

"But the real value is the consistently high quality of service we receive," she notes. "Analysts International helps make sure we get the people that are needed, when we need them, in every location that we have."


10    ANALYSTS INTERNATIONAL CORPORATION

MANAGED SERVICES: PROVIDING
A CENTRAL RESOURCE TO FILL
MOTOROLA'S IT STAFFING NEEDS

[LOGO] It made strategic sense for Motorola's Semiconductor Products Sector to spin off a division into a separate company. But the decision, made early in 1999, raised a critical question: Where would the company find the resources to develop and maintain the software system for the new entity's business operations?

Analysts International's Managed Services Division had the answer. As part of our ongoing contract with Motorola, we worked closely with a hand-picked group of leading IT service providers to find staff for the mission-critical project.

In just a few months, our Managed Services helped Motorola build a large staff of qualified contract professionals -- then provided single-source management and administrative support tailored to meet Motorola's needs.

"This was our largest assignment, and Analysts International was very responsive," says Renee Lentz, director of business operations systems for the Motorola sector. "They did a very thorough job of supporting us."

Created in 1995, our Managed Services Division acts as a value-added, general IT staffing contractor. The division gives Motorola access to a customized network of IT consulting companies with the right expertise to meet its business requirements. We oversee staff identification, selection and management; track performance; and handle all administrative and accounting tasks.

A Managed Services Client Support Manager (CSM) works on site at Motorola's offices, providing a high level of responsiveness. When an opening occurs, the CSM distributes the requirements electronically to suppliers in our network. The CSM forwards appropriate candidates' resumes, sets up interviews and oversees orientation and hiring processes. Once a position is filled, the CSM monitors the individual's performance and helps solve any problems.

                                   [PICTURE]

WHEN MOTOROLA DECIDED TO SPIN OFF A DIVISION, OUR CLIENT SUPPORT MANAGERS HELPED FIND IT PROFESSIONALS TO SUPPORT THE NEW FIRM. FROM LEFT, JUDY PERRY, ANALYSTS INTERNATIONAL; JOHN ROGERS, INFORMATION TECHNOLOGIES MANAGER, STRATEGIC PROGRAMS AND OUTSOURCING, MOTOROLA; AND DAWN HARRINGTON, ANALYSTS INTERNATIONAL.

Our Managed Services provides Motorola with consolidated, customized bills and reports -- thus simplifying internal administration and tracking. We work closely with Motorola to define criteria for sub-suppliers and evaluate potential network additions. Additionally, at our suggestion, Motorola has created a cross-functional advisory team. The team meets periodically with our Managed Services leaders to review performance, address issues and identify opportunities to serve Motorola better.

Since the managed-services relationship began in late 1997, we have filled scores of Motorola positions for database and Unix system administrators, software developers and other IT professionals. And, based on the experience of Motorola's Phoenix operations, company operations in Austin have begun calling on our Managed Services as well.

"Analysts International's Managed Services enables us to reach a broader base of contracting agencies more efficiently than we could do on our own," notes Lentz at Motorola. "We have a better chance of getting the right people at the right time with the skill sets we need."

   HOW WE ADDED VALUE:

-  DELIVER SINGLE-SOURCE ACCESS TO A NETWORK OF IT STAFFING FIRMS

-  OFFER EXPERT MANAGEMENT OF THE ENTIRE IT STAFFING PROCESS

-  PROVIDE CONSOLIDATED, CUSTOMIZED BILLING AND REPORTING

-  PROVIDE AN ON-SITE CLIENT SUPPORT MANAGER TO WORK CLOSELY WITH MOTOROLA
   MANAGERS

- ENABLE MOTOROLA TO OUTSOURCE MUCH OF ITS IT STAFFING-RELATED WORK, FREEING INTERNAL STAFF TO FOCUS ON THE COMPANY'S CORE BUSINESS NEEDS

                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 11

[PICTURE]

IN LAS VEGAS, WHERE NEVADA POWER COMPANY LIGHTS UP THE CITY, WE HELPED THE UTILITY'S IT STAFF QUICKLY BECOME EFFECTIVE IN A NEW ORACLE-BASED ENVIRONMENT.

                                    SUPPLEMENTAL STAFFING: ADDING BUSINESS VALUE

                                        THROUGH MENTORING AND PROJECT MANAGEMENT

   HOW WE ADDED VALUE:

- PROVIDED EXPERT, ON-SITE HELP IN TRANSLATING CLASSROOM KNOWLEDGE INTO HANDS-ON EXPERIENCE

-  HELPED CREATE A STRONG, FORMAL INFRASTRUCTURE FOR ONGOING APPLICATIONS WORK

-  GREATLY REDUCED PROBLEMS ASSOCIATED WITH LEARNING A NEW APPLICATIONS
   ENVIRONMENT

-  SHORTENED THE APPLICATION DEVELOPMENT CYCLE WHILE REDUCING RISKS

- HELPED THE STAFF CREATE A MUCH MORE SOPHISTICATED APPLICATION THAN ORIGINALLY ENVISIONED, BY LEVERAGING OUR OWN EXPERTISE AND THE CAPABILITIES OF ADVANCED DESIGN TOOLS

[LOGO] Companies typically have used supplemental staffing to meet short-term needs without adding to fixed costs. But Analysts International can provide additional value -- by helping effect operational improvements that deliver financial benefits long after our consulting assignment is completed.

That was our objective at Nevada Power Company. Based in Las Vegas, with more than 500,000 customer accounts, the publicly held firm is the nations fastest-growing utility.

Wayne Tunheim, MIS applications manager for Nevada Power's finance and legal functions, says we dramatically improved his staff's effectiveness in working in a new Oracle-based environment.

"With Analysts International's expert help, we created a sophisticated application that's key to our business in just six months," Tunheim notes.

"It would have taken us three or four years to fully understand the Oracle toolset, and to create an application with the same functionality on our own."

Nevada Power is currently converting its information systems from a mainframe to an Oracle-based client-server environment. While the change will provide advantages, it also has created a major challenge: how to quickly build the MIS staff's skills in using Oracle.

Following Oracle classroom training, Nevada Power retained Analysts International. Working on site at Nevada Power, our team mentored the staff through the development of a unique, Oracle-based financial application designed to advance Nevada Power's business. And we helped create an infrastructure to support ongoing Oracle applications work.

The Analysts International team brought both project management and Oracle expertise to the assignment. We helped the MIS department quickly overcome initial problems by recommending that it change to a different Oracle release. Working closely with Nevada Power software developers, we showed them how to maximize Oracle design and development tools in their application design.

We established development standards and project management methodologies to guide the MIS staff's ongoing application work. And we suggested and helped implement a new MIS organizational structure to better accommodate roles and work flow in the new client-server environment.

"Analysts International had the mentoring, technical and standards-setting skill sets we needed," says Tunheim at Nevada Power. "They saved us a lot of false steps and provided us with a very strong infrastructure."


12    ANALYSTS INTERNATIONAL CORPORATION

THE YEAR 2000: OFFERING

TECHNICAL EXPERTISE AND

AN OUTSIDE PERSPECTIVE

[LOGO] When the federal government looked at how the Year 2000 might affect its services, computers that manage unemployment insurance benefits ranked among its top 10 priorities.

That's why every state is required to have an independent expert validate and verify the state's Y2K-related work on its unemployment benefits systems. In Minnesota, the state's Department of Economic Security (MDES) turned to Analysts International for help.

Selected from among 20 vendors, we brought the expertise of our Year 2000 Practice, as well as substantial experience in software development and testing.

We applied this expertise to review MDES's work on two systems. The newer system helps manage benefits payments to about 130,000 Minnesotans annually. Because the records look forward, establishing a one-year claim period for each recipient, the benefits system had to be assessed by Nov. 30, 1998.

The older system, featuring components up to 30 years old, tracks employers' tax payments. We submitted our project review report on this system in April 1999.

Our team assessed three key areas: 1) the department's Y2K plan and implementation processes, 2) change control -- or the degree to which any non-Y2K-related software changes were taken into account during the Y2K-related activities, and 3) the staff's use of testing tools.

Analysts International designed the process to be as efficient as possible. We provided a list, in advance, of all documentation we would need. Then we held a kickoff meeting to walk MDES staff through the process and put them at ease.

The result? We were able to review the work on each system and provide a written report within just six weeks. MDES immediately used some of

[PICTURE]

WORKING WITH THE MINNESOTA DEPARTMENT OF ECONOMIC SECURITY, WE ASSESSED ITS Y2K WORK ON THE STATE'S UNEMPLOYMENT BENEFITS SYSTEMS. FROM LEFT, DAVE GRIGGS, ANALYSTS INTERNATIONAL; RONALD NIEMANN, MDES DIRECTOR OF SYSTEMS AND PROGRAMMING; SHAWN SAUVE AND GERALD BALTRUSCH, ANALYSTS INTERNATIONAL.

the findings in our first report -- regarding work on the benefits-related system -- to improve its work on the second system.

To add further value, our team benchmarked MDES's work against the best Y2K work at other organizations. We identified MDES's best practices, so they could be applied consistently across the IT organization. And we provided technical documentation on software tools for the staff's future use.

Having an outside organization review your work can be intimidating, according to Ronald Niemann, MDES director of systems and programming. But the Analysts International team made a positive contribution.

"Y2K is new and uncharted issue for all IT professionals," Niemann notes. "Through Analysts International, we learned how our work compares to that of other organizations, and we received reassurance that we are doing the right things, the right way."

   HOW WE ADDED VALUE:

- USED OUR Y2K EXPERTISE TO BENCHMARK THE STAFF'S ACTIVITIES AGAINST INDUSTRY STANDARDS

-  IDENTIFIED THE CLIENT'S BEST PRACTICES, SO THEY CAN BE CONSISTENTLY DEPLOYED

- INDICATED OPPORTUNITIES FOR IMPROVEMENT, WHICH THE STAFF IMMEDIATELY INCORPORATED INTO ITS WORK

- PROVIDED EXPERT VALIDATION THAT THE STAFF'S Y2K-RELATED WORK WAS WELL-PLANNED AND IMPLEMENTED

                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 13

                                   [PICTURE]

THE WEB SITE WE CREATED FOR FASTENERS FOR RETAIL ENHANCES ITS CUSTOMERS' CONVENIENCE, BY ENABLING THEM TO ACCESS A CATALOG, PLACE ORDERS AND CHECK SHIPMENT STATUS ELECTRONICALLY.

                                    E-COMMERCE: HELPING A SERVICE-DRIVEN COMPANY

                                                         GAIN A COMPETITIVE EDGE

   HOW WE ADDED VALUE:

-  USED OUR EXPERTISE TO LEVERAGE THE INTERNET AS A MARKETING AND SALES TOOL

- ENABLED THE CLIENT TO PROVIDE THE OPTION OF PHONE-BASED CUSTOMER SERVICE OR A STREAMLINED ELECTRONIC FUNCTION

- PERMITTED THE CLIENT TO OFFER CUSTOMERS GREATER CONVENIENCE AND TIMELY ACCESS TO MORE INFORMATION

-  REDUCED FFR'S NEED TO HIRE ADDITIONAL CUSTOMER SERVICE REPRESENTATIVES

-  CUT COSTS ASSOCIATED WITH MANUAL ORDER PROCESSING AND SHIPMENT MISTAKES

[LOGO] Fasteners for Retail's business strategy boils down to two words:
"Customer Service." So it's not surprising that the company teamed with Analysts International earlier this year to help it revolutionize customer service and further differentiate itself.

Based in Cleveland, Ohio, Fasteners for Retail (FFr) offers sign holders, banner and sign hangers, literature holders and other items that support retail sales and promotions. Its worldwide customer base includes retail businesses, marketing and printing companies, and display manufacturing firms.

FFr's customer service center receives thousands of calls a month from customers placing orders. The customer provides the catalog page number, item number and desired quantity -- then listens to the representative read back the information. Checking order status requires additional phone calls. And a manual order entry system presents the potential for mistakes.

Through research, FFr learned that most of its customers have desktop Internet access. So its leaders asked Analysts International to revamp the FFr Web site to provide electronic order entry. Our Network Service & Support Practice, based in Cleveland, had just completed migrating FFr's NetWare server to an NT platform and upgrading its local area network.

Launched in summer 1999, the new FFr Web site we developed provides immediate access to its on-line catalog. Customers can simply click on a product to view an engineering drawing and all specifications.

To place an order, the customer brings up an order screen and enters his or her log-in name and password. He or she clicks on the desired items and drops them into a "shopping cart." Once an order has been placed, the customer receives e-mail notifications that confirm receipt, and that provide order and shipment status as well. The customer also can use the Web site to access the shipper.

With the new Web site, there's no need to wait on the phone for the next available customer service representative. And the electronic system is available 24 hours a day.

Our development team used Microsoft Site Server to support the huge database needed for FFr's 4,000-item product portfolio -- making it simple for internal staff to effect changes.

And we are now working to provide full interoperability between the Internet-based applications and FFr's core business systems.

"The new Web site will raise our customer service to a level our competitors will have difficulty matching," said Nathaniel Smith, FFr vice president and chief financial officer. "The Analysts International team has really been geared toward doing what is right for our business, whatever it takes."

14    ANALYSTS INTERNATIONAL CORPORATION

RADD: FAST APPLICATION

DEVELOPMENT TO MEET A

CANCER CENTER'S NEEDS

[LOGO] The University of Texas M.D. Anderson Cancer Center has long relied on Analysts International for IT professionals. More recently, the Houston cancer center called upon our Year 2000 compliance experience.

So it's not surprising that earlier this year, M.D. Anderson took advantage of another Analysts International strength. Needing a new application quickly, the cancer center turned to our Rapid Application Design and Development (RADD-TM-) Group.

The RADD Group assists IT managers who are wrestling with how to complete many projects with limited staff. Combining technical expertise with business knowledge, our RADD professionals provide a quick turnaround and specialized skills.

M.D. Anderson's assignment involved its highly visible Under Cover Skin Cancer Prevention Project, which educates Texans about the dangers of exposure to sunlight's ultraviolet (UV) rays. Sensors in four cities measure the sun's UV levels during the summer. A software application retrieves the UV readings four times daily, then faxes them to almost 40 media outlets that report the readings and exposure risks.

M.D. Anderson called us after determining that the application wasn't Y2K compliant. The aging software also had some significant limitations. The Public Education Office staff had to check the application regularly to make sure it was functioning. Additionally, the application sometimes failed to fax the UV readings -- jeopardizing the news media's commitment to use the reports.

"Newspapers have reserved column space for this service," says Bryan L. Vaughn, an M.D. Anderson systems analyst. "It doesn't take many misses before the media decide it's too much trouble."

[PICTURE]

FOR THE M.D. ANDERSON CANCER CENTER, WE DEVELOPED AN APPLICATION THAT IMPROVES OPERATION OF ITS EDUCATIONAL SKIN CANCER PREVENTION PROGRAM. FROM LEFT, BRYAN L. VAUGHN, SYSTEMS ANALYST AND STEPHANIE FELNER, MEDIA COMMUNICATIONS SPECIALIST, M.D. ANDERSON CANCER CENTER; AND JAMES WEBB AND LIZ MAGYAR, ANALYSTS INTERNATIONAL.

With the UV reporting season fast approaching, our RADD team created a new application with far greater automation and functionality. We also provided a user's manual and training.

Developed at our offices, the new application runs on two computers, permitting uninterrupted operation when one PC is required for program management. Users can access the data using business software programs. The application self-corrects problems when possible; when it can't, it immediately sends an e-mail to the Public Education Office staff.

The application maintains a history of all readings, enabling long-term tracking. It can fax or e-mail its reports. And adjustments no longer require a software expert. With a few keystrokes, users can make changes and customize the data a media outlet receives.

"The new application has saved us major time and headaches," says Stephanie Felner, a Public Education Office communications specialist and Under Cover project manager. "We know it was created by professionals, and we can count on it to perform."

   HOW WE ADDED VALUE:

- PROVIDED THE CLIENT WITH A MUCH MORE FUNCTIONAL APPLICATION WITHIN A SHORT TIMEFRAME

-  FREED INTERNAL STAFF TO FOCUS ON MORE MISSION-CRITICAL IT NEEDS

-  USED OUR OFF-SITE RESOURCES, RATHER THAN REQUIRING OFFICE EQUIPMENT ON SITE

-  SAVED STAFF TIME SPENT CHECKING AND FIXING THE OLD APPLICATION

- HELPED ENHANCE THE CANCER CENTER'S RELATIONSHIP WITH ITS MEDIA PARTNERS, WHILE POSITIONING AN IMPORTANT PROGRAM FOR FUTURE GROWTH

                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

As a means of better explaining the Company's operations and results, the following table illustrates the relationship between revenues and expense categories for the three years ended June 30, 1999, 1998, and 1997.

-------------------------------------------------------------------------------------------------------------
                                                                              PERCENT OF REVENUES
YEAR ENDED JUNE 30,                                                    1999          1998              1997
-------------------------------------------------------------------------------------------------------------
Professional services revenues:
   Provided directly                                                   77.5%           77.3%           78.4%
   Provided through sub-suppliers                                      22.5            22.7            21.6
-------------------------------------------------------------------------------------------------------------
      Total revenues                                                  100.0           100.0           100.0
   Salaries, contracted services and direct charges                    78.5            77.9            77.4
   Selling, administrative and other operating costs                   15.7            15.9            16.6
   Non-operating income and interest expense                            0.2             0.2             0.2
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                              6.0             6.4             6.2
   Income taxes                                                         2.3             2.6             2.5
-------------------------------------------------------------------------------------------------------------
Net income                                                              3.7%            3.8%            3.7%
-------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The Company operates in one business segment.

     Revenues provided directly increased approximately $26 million, or 5.8%, in fiscal 1999 over 1998. Nearly all of these increases are the result of increases in hourly rates. Fiscal 1998 revenues provided directly increased 31.8% over fiscal 1997. Approximately 65% of this increase was the result of an increase in billed hours and 35% from increases in hourly rates. While the Company has been able to increase rates somewhat over the prior fiscal year, there can be no assurance the Company will be able to continue this as competitive conditions in the industry make it difficult for the Company to continually increase the hourly rates it charges for services. Revenues provided through sub-supplier billings, primarily with U S WEST and IBM, increased 4.7% in fiscal 1999 over 1998 and had increased 40.4% in fiscal 1998 over fiscal 1997. These increases in sub-supplier revenues resulted almost exclusively from increases in billable hours of service rendered to clients.

     Personnel totalled 4,900 at June 30, 1999, compared to 5,300 at June 30, 1998 and 4,650 at June 30, 1997. Substantially all of the decrease from 1998 to 1999 and the increase from 1997 to 1998 consisted of billable technical staff.

     Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 78.5% of revenues in fiscal 1999 compared to 77.9% of revenues in fiscal 1998 and 77.4% in fiscal 1997. The increase in this expense category as a percentage of revenues is mainly a consequence of increases in direct labor charges. Excluding both sub-suppliers revenues and labor costs associated with these contracts, this category of expense was 72.3% of revenues in fiscal 1999, 71.4% in fiscal 1998 and 71.3% in fiscal 1997. The Company's efforts to control these costs involve controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of its billable technical staff. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand. Intense competition in the industry makes it difficult to pass cost increases on to customers, and unfavorable economic conditions could adversely affect productivity. While the Company has taken steps to control this category of expense, there can be no assurance the Company will be able to maintain gross margins at the levels experienced.

     Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 15.7% in fiscal 1999, 15.9% in 1998 and 16.6% in 1997. Excluding the sub-suppliers revenues associated with the contracts referred to above, this percentage would have been 20.2% for fiscal 1999, 20.6% for fiscal 1998 and 21.1% for fiscal 1997. While the Company is committed to careful management of these costs, there can be no assurance the Company will be able to maintain these costs at their current relationship to revenues.

     Net income in fiscal 1999 increased 0.5% over fiscal 1998 and fiscal 1998's net income increased 38.0% over fiscal 1997. As a percentage of total revenues, net income was 3.7% in fiscal 1999 as compared to 3.8% in fiscal 1998 and 3.7% in fiscal 1997. The Company's net income as a percentage of revenues provided directly was 4.7%, 5.0% and 4.8% for fiscal years 1999, 1998 and 1997, respectively.

     Inflation has not had a major impact on the Company's operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a semi-annual basis.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at June 30, 1999 was $79.2 million, up 17.4% from the $67.5 million at June 30, 1998 which was up 22.7% from the $55.0 million at June 30, 1997. This includes cash and cash equivalents of $33.9 million at June 30, 1999 compared to $11.9 million at June 30, 1998 and $17.9 million a year earlier and accounts receivable of $101.5 million at June 30, 1999 compared to $94.3 million at June 30, 1998 and $67.0 million a year earlier. Ratios of current assets to current liabilities and total assets to total liabilities have decreased since June 30, 1998. On December 30, 1998, the Company entered into a Notes Purchase Agreement whereby it sold $20,000,000 of 7% Senior Notes due December 30, 2006. The increase in working capital and long-term debt and the changes in the


16    ANALYSTS INTERNATIONAL CORPORATION
ratios are primarily due to cash provided by operating activities and the proceeds from the $20 million Notes Purchase Agreement used to finance the acquisition of office facilities for headquarters and Minneapolis branch operations.

     The Company's primary need for working capital is to support accounts receivable resulting from the growth in its business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, the Company has been able to support the growth in its business with internally generated funds. The Company's sub-supplier contracts have not and are not expected to burden working capital.

     In fiscal 1999, the Company made capital expenditures totaling $23,182,000 compared to capital expenditures of $7,722,000 and $2,955,000 in fiscal years 1998 and 1997, respectively. Fiscal 1999 capital expenditures consisted of (i) $4,914,000 for computer equipment and furniture and to enlarge certain branch facilities as a result of the increased level of business, (ii) $1,354,000 to purchase, develop and implement new financial systems throughout the Company (in part to achieve Year 2000 compliance) and (iii) $16,914,000 for progress payments related to the new headquarters/Minneapolis branch facility. These capital expenditures were funded through a combination of unsecured debt and cash reserves. Fiscal 2000 capital spending is expected to approximate $4,500,000.

     During fiscal 1999, the Company increased its regular quarterly cash dividends to $.10 per share, up from $.08 declared during fiscal 1998 and the $.06 declared during fiscal 1997. The amount of the quarterly dividend is based on results of operations, available cash and anticipated cash requirements of the business.

     The Company adopted Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the disclosure provisions of No. 123, "Accounting for Stock-Based Compensation," in the first quarter of fiscal 1997. The Company also adopted Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures About Segments of An Enterprise and Related Information," in the first quarter of fiscal 1999. The adoption of these standards did not have a significant effect on the Company's financial position and operating results.

     In the second quarter of fiscal 1998, the Company adopted Statements of Financial Accounting Standards No. 128, "Earnings per Share." This statement replaces the presentation of primary EPS with a presentation of basic EPS.

     On July 1, 1996, the Company acquired specific assets and assumed certain liabilities of DPI, Inc. and DPI Services, Inc., a wholly owned subsidiary of DPI, Inc., primarily engaged in the business of providing software services in the San Jose, California market. The amount paid in connection with the purchase was approximately $5.6 million which was paid with internal funds.

     On November 6, 1998 the Company acquired specific assets and assumed certain liabilities of Enterprise Solutions, Inc., a Minneapolis, Minnesota based provider of software services. On February 26, 1999, the Company acquired all of the assets of Real World Training Systems LLC, a Phoenix, Arizona based provider of software services. The amount paid in connection with these purchases was approximately $4.2 million which was paid with internal funds.

     The Company believes funds generated from its business and current cash balances are adequate to meet demands placed upon its resources by its operations, capital investments and the payment of quarterly dividends.

     The Company believes it has achieved Y2K readiness by replacing its computer systems with new, Y2K compliant hardware and software. The new hardware/software system was put into production February 1, 1999. The cost of the new system was approximately $3,000,000. The Company depends on its computer system for critical business functions, including time record keeping, billing, payroll, and accounts payable and receivable. The loss of these capabilities would have a material adverse impact on the Company. The Company believes its new computer system has remedied the millennium date change, however if weaknesses (Y2K or otherwise) in the new system are discovered, the Company intends to develop a contingency plan, which will likely take into account the fact it has a staff of over 4,000 computer programmers as well as a national Y2K practice which can assist in achieving Y2K readiness. The Company's business does not depend on raw materials, parts or other goods supplied by third parties and therefore, the Company believes the inability of its vendors to achieve Y2K compliance would not have a material adverse impact on the Company. The Company does use utility services (electricity, telecommunication, natural gas and the like) for its offices, and interruption of these services could have a material adverse impact on the Company's operations. The inability of the Company's clients to achieve Y2K compliance could have an impact on their ability to pay the Company for the services it renders to them, with consequent adverse impact on the Company's cash flow. Nearly all of the Company's revenue is derived from services rendered to Fortune 1000 companies, and the Company considers it unlikely that a material number of its customers would encounter Y2K compliance issues which would prevent them from paying the Company's invoices in a timely manner.

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

     The Company does not believe the most likely worst-case Y2K scenario would have a material effect on its results of operations, liquidity or financial condition.


                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 17

CONSOLIDATED BALANCE SHEETS

                                                                                                     JUNE 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNT)                                              1999                   1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                           $ 33,870                $ 11,868
    Accounts receivable, less allowance for doubtful
        accounts of $850 and $750, respectively                                          101,523                  94,294
    Prepaid expenses and other current assets                                              4,499                   3,808
------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                 139,892                 109,970
Property and equipment                                                                    29,644                  10,360
Intangible assets, net of accumulated amortization of $969 and $554, respectively          7,029                   3,597
Other assets                                                                               9,651                   8,734
------------------------------------------------------------------------------------------------------------------------
                                                                                        $186,216                $132,661
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                                    $ 30,791                $ 21,236
    Dividend payable                                                                       2,255                   1,795
    Salaries and vacations                                                                23,227                  15,669
    Other, primarily self-insured health care reserves                                     3,311                   2,161
    Income taxes payable                                                                   1,084                   1,635
------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                             60,668                  42,496

Long-term debt                                                                            20,000                      --
Other long-term liabilities                                                                7,534                   7,171
Commitments (Note I)                                                                          --                      --

Shareholders' equity:
    Common stock, par value $.10 a share; authorized
        120,000,000 shares; issued and outstanding
        22,552,441 and 22,439,743 shares, respectively                                     2,255                   2,244
    Additional capital                                                                    13,900                  12,604
    Retained earnings                                                                     81,859                  68,146
------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                            98,014                  82,994
------------------------------------------------------------------------------------------------------------------------
                                                                                        $186,216                $132,661
------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


18    ANALYSTS INTERNATIONAL CORPORATION

                                 CONSOLIDATED STATEMENTS OF INCOME

                                                                                         YEAR ENDED JUNE 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                          1999                   1998                  1997
---------------------------------------------------------------------------------------------------------------------------
Professional services revenues:
    Provided directly                                            $480,790                $454,339               $344,790
    Provided through sub-suppliers                                139,366                 133,072                 94,756
---------------------------------------------------------------------------------------------------------------------------
        Total revenues                                            620,156                 587,411                439,546

Expenses:
    Salaries, contracted services and direct charges              486,816                 457,318                340,483
    Selling, administrative and other operating costs              97,302                  93,705                 72,898
---------------------------------------------------------------------------------------------------------------------------
                                                                  584,118                 551,023                413,381
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                   36,038                  36,388                 26,165
Non-operating income                                                1,408                   1,299                  1,045
Interest expense                                                      178                      --                     --
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         37,268                  37,687                 27,210
Income taxes                                                       14,535                  15,077                 10,829
---------------------------------------------------------------------------------------------------------------------------
Net income                                                       $ 22,733                $ 22,610                $16,381
---------------------------------------------------------------------------------------------------------------------------
    Per common share:
        Net income (basic)                                       $   1.01                $   1.01                $   .74
---------------------------------------------------------------------------------------------------------------------------
        Net income (diluted)                                     $   1.00                $    .99                $   .73
---------------------------------------------------------------------------------------------------------------------------
    Average common shares outstanding                          22,524,000              22,376,000             22,095,000
---------------------------------------------------------------------------------------------------------------------------
    Average common and common equivalent
        shares outstanding                                     22,732,000              22,829,000             22,544,000
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 19

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           YEAR ENDED JUNE 30
(IN THOUSANDS)                                                                1999                 1998               1997
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                  $ 22,733            $ 22,610         $ 16,381
Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation                                                           3,844               3,454            2,562
        Amortization of goodwill                                                 415                 277              277
        Loss on disposal of assets                                                19                   4                4
        Increase in deferred income tax benefit                                 (436)             (1,192)            (531)
        Tax effect of stock transactions                                         543                 336              513
        Appreciation of annuities and cash surrender values                     (582)               (549)            (478)
        Increase in accounts receivable                                       (7,229)            (27,340)         (15,915)
        Increase in prepaid expenses                                            (590)               (268)            (186)
        Increase in accounts payable                                           9,555               3,105            6,582
        Increase in salaries and vacations                                     7,558               4,156            3,897
        Increase (decrease) in other accrued expenses                          1,150                 514              (30)
        (Decrease) increase in income taxes payable                             (551)              1,440             (187)
        Increase in long-term liabilities                                        363                 727              448
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     36,792               7,274           13,337

Cash flows from investing activities:
        Property and equipment additions                                     (23,182)             (7,722)          (2,955)
        Investment purchases                                                    --                  --               (120)
        Payments for acquisitions                                             (3,847)               --             (5,153)
        Proceeds from property and equipment sales                                35                  25               32
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (26,994)             (7,697)          (8,196)

Cash flows from financing activities:
        Cash dividends                                                        (8,560)             (6,563)          (5,083)
        Proceeds from borrowings                                              20,000                --               --
        Proceeds from exercise of stock options                                  764                 966              812
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                           12,204              (5,597)          (4,271)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                               22,002              (6,020)             870
Cash and equivalents at beginning of year                                     11,868              17,888           17,018
---------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                         $ 33,870            $ 11,868         $ 17,888
---------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
  Cash paid during the year for:
        Income taxes                                                        $ 15,421            $ 14,565         $ 11,034
        Interest                                                                --                  --               --
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


20    ANALYSTS INTERNATIONAL CORPORATION

                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            COMMON           ADDITIONAL            RETAINED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                              STOCK              CAPITAL            EARNINGS
---------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1996                                                 $  2,198           $10,023              $41,497
    Common stock issued - 297,815 shares
         upon exercise of stock options                                         30               782
    Income tax benefit from stock option plans                                                   481
    Other                                                                                         32
    Cash dividends ($.24 per share)                                                                                (5,320)
    Net income                                                                                                     16,381
---------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1997                                                    2,228            11,318               52,558
    Common stock issued - 153,601 shares
        upon exercise of stock options                                          16               950
    Income tax benefit from stock option plans                                                   264
    Other                                                                                         72
    Cash dividends ($.31 per share)                                                                                (7,022)
    Net income                                                                                                     22,610
---------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1998                                                    2,244            12,604               68,146
    Common stock issued - 112,698 shares
        upon exercise of stock options                                          11               753
    Income tax benefit from stock option plans                                                   102
    Other                                                                                        441
    Cash dividends ($.40 per share)                                                                                (9,020)
    Net income                                                                                                     22,733
---------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1999                                                   $2,255          $ 13,900              $81,859
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                  BRIDGING THE GAP BETWEEN STRATEGY AND IT  21

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

DEPRECIATION - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (15-50 years for building and improvements and 2-7 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

FINANCIAL INSTRUMENTS - In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," management estimates the carrying value of long-term debt approximates fair value. The estimated fair value amounts have been determined through the use of discounted cash flow analysis using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. All other financial instruments approximate fair value because of the short-term nature of these instruments.

REVENUES - The Company grants credit without collateral to customers, a significant portion of whom are engaged in the electronics and telecommunications industries. One customer and their various divisions and operating units accounted for approximately 23%, 22% and 22% of revenues in fiscal 1999, 1998 and 1997, respectively. Another customer accounted for 16%, 16% and 21% of revenues in fiscal 1999, 1998 and 1997, respectively. Revenue is recognized on contracts as services are performed.

INTANGIBLE ASSETS - Intangible assets consist of goodwill, the excess of the purchase price over the appraised fair value of assets acquired in acquisitions. Intangibles are amortized on a straight-line basis over periods of 2-15 years. At the balance sheet date, management assessed whether there has been a permanent impairment in the value of goodwill and the amount of such impairment by comparing anticipated undiscounted future operating income from the acquired business unit with the carrying value of the related goodwill. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of demand, competition and other economic factors.

NET INCOME PER SHARE - Basic and diluted earnings per share (EPS) are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between average common shares and average common and common equivalent shares is the result of outstanding stock options.

CASH EQUIVALENTS - Temporary cash investments in money market accounts and Treasury Bills are considered to be cash equivalents.

SHARES RESERVED - At June 30, 1999, there were approximately 25,414,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

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

B. PROPERTY AND EQUIPMENT

                                          JUNE 30
(IN THOUSANDS)                        1999        1998
---------------------------------------------------------
Cost:
    Land                           $  1,940     $  1,940
    Building and improvements        19,912        2,565
    Office furniture & equipment     22,900       19,820
---------------------------------------------------------
Total                                44,752       24,325
Accumulated depreciation            (15,108)     (13,965)
---------------------------------------------------------
                                   $ 29,644     $ 10,360
---------------------------------------------------------


In January 1998 the Company entered into an agreement to build a facility for use as its headquarters and Minneapolis branch operations. In May 1999 the Company moved into this facility. Construction and related costs were approximately $22,000,000 and are included in the above amounts. These costs were financed through the use of cash reserves and the proceeds of the Notes Purchase Agreement described in footnote D. Included in these costs are approximately $529,000 of capitalized interest costs.

C. DEFERRED COMPENSATION
The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in long-term liabilities at June 30, 1999 and 1998 is $7,534,000 and $7,171,000, respectively, representing the Company's liability under the Plan. This liability is being funded by the purchase of life insurance and annuity contracts. Included in other assets at June 30, 1999 and 1998 is $6,229,000 and $5,697,000, respectively, representing the carrying value of annuities, which approximates market value, and insurance cash value. Deferred compensation expense for the fiscal years 1999, 1998 and 1997 was approximately $363,000, $727,000 and $448,000, respectively.

D. LONG-TERM DEBT
In December 1998, the Company entered into a Notes Purchase Agreement whereby it sold $20,000,000 of 7% Senior Notes due December 30, 2006. Minimum future maturities on these Notes is as follows: 2000, $0; 2001, $5,250,000; 2002, $4,000,000; 2003, $3,000,000; 2004, $3,000,000; thereafter, $4,750,000. The agreement contains, among other things, provisions regarding maintenance of working capital and net worth and restriction on payments of dividends


22 ANALYSTS INTERNATIONAL CORPORATION
on common stock. The Company's working capital and net worth are in excess of the minimum net requirements and fiscal 1999 dividend payments did not exceed the $22,000,000 maximum allowed under the agreement.

E. COMMON STOCK
In December 1997, the Board of Directors approved an amendment to the Company's Articles of Incorporation increasing the number of shares of Common Stock authorized for issuance to 60,000,000 shares. Also, in December 1997, the Company distributed a three-for-two stock split effected in the form of a stock dividend. All share and per share data has been adjusted to reflect this stock split. In October 1998, the shareholders approved an ammendment to the Company's Articles of Incorporation increasing the number of shares of Common Stock authorized for issuance to 120,000,000 shares.

F. STOCK OPTION PLANS
The Company has three stock-based compensation plans, which are described below. The Company adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," in 1997 and has continued to apply APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended June 30, 1999, 1998 and 1997 would have been reduced to the pro forma amounts indicated below:

                                       1999        1998         1997
----------------------------------------------------------------------
Net income (in thousands):
    As reported                     $  22,733   $  22,610    $  16,381
    Pro forma                          22,038      21,539       15,400
Net income per share (basic):
    As reported                     $    1.01   $    1.01    $     .74
    Pro forma                             .98         .96          .70
Net income per share (diluted):
    As reported                     $    1.00   $     .99    $     .73
    Pro forma                             .97         .94          .68


The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income in future years. SFAS 123 does not apply to awards prior to 1996, and additional awards in future years are anticipated.

The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: for 1999, an expected life of 5 years, expected volatility of 53%, a dividend yield of 1.0% and a risk-free interest rate of 7.0%, for 1998 and 1997, an expected life of 5 years, expected volatility of 44%, a dividend yield of 1.0% and a risk-free interest rate of 7.5%. The weighted average fair value of options granted during the years ended June 30, 1999, 1998 and 1997 was $6.15, $9.15 and $9.47, respectively.

The Company has options outstanding under three option plans, two of which remain active. Under the 1994 Stock Option Plan, the Company may grant options to its employees for up to 1,200,000 shares of common stock. Under the 1996 Stock Option Plan for Non-employee Directors, the Company may grant options to its non-employee directors for up to 240,000 shares of common stock. Under the 1996 Non-employee Directors Plan, options to purchase 6,000 shares are automatically granted on the first business day of each calendar year to each eligible non-employee director. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options are exercisable 25% annually beginning one year after date of grant.

A summary of the status of the Company's stock option plans as of June 30, 1999, 1998 and 1997, and changes during the years ending on those dates is presented below:


                                1999                     1998                     1997
                                WEIGHTED-                WEIGHTED-                WEIGHTED-
                                 AVERAGE                  AVERAGE                  AVERAGE
                                 EXERCISE                 EXERCISE                 EXERCISE
                    SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
-------------------------------------------------------------------------------------------
Outstanding at
    beginning
    of year        889,760     $  14.58       981,060    $  12.03     1,182,804   $   8.98
Granted            228,223        16.45       107,407       27.91       176,738      19.57
Exercised         (101,189)        8.62      (188,207)       9.07      (370,982)      5.91
Expired            (11,135)       16.10       (10,500)      12.20        (7,500)     11.36
                  ---------                  ---------                ----------
Outstanding
    at end of
    year         1,005,659     $  15.58       889,760    $  14.58       981,060   $  12.03
------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at June 30, 1999:


                                               OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                        NUMBER       WEIGHTED-AVERAGE         WEIGHTED-          NUMBER         WEIGHTED-
RANGE OF              OUTSTANDING        REMAINING             AVERAGE         EXERCISABLE       AVERAGE
EXERCISE PRICES       AT 6/30/99     CONTRACTUAL LIFE      EXERCISE PRICE      AT 6/30/99     EXERCISE PRICE
------------------------------------------------------------------------------------------------------------
$  6.42 - $12.09        275,020        4.57 years            $  9.36             144,568         $  7.93
  12.59 -  12.75        320,704        1.83                    12.59             219,880           12.59
  13.59 -  22.83        195,434        5.71                    18.30              81,400           18.09
  22.94 -  34.94        214,501        8.62                    25.54              39,157           26.46
                      ---------                                                  -------
$  6.42 - $34.94      1,005,659        4.78                  $ 15.58             485,005         $ 13.24
------------------------------------------------------------------------------------------------------------


G.  SHAREHOLDERS' RIGHTS PLAN
On June 15, 1989 the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2008, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject


                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 23
to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15 percent or more of the common stock.

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

H.  INCOME TAXES
The provision for income taxes charged was as follows:


                               YEAR ENDED JUNE 30
(IN THOUSANDS)          1999          1998           1997
--------------------------------------------------------------
Currently payable:
    Federal             $ 12,648      $ 13,627       $  9,486
    State                  2,323         2,642          1,874
--------------------------------------------------------------
                          14,971        16,269         11,360
Deferred:
    Federal                 (348)       (1,002)          (439)
    State                    (88)         (190)           (92)
--------------------------------------------------------------
                            (436)       (1,192)          (531)
--------------------------------------------------------------
Total                   $ 14,535      $ 15,077       $ 10,829
--------------------------------------------------------------


Net deferred tax assets are comprised of the following:


                                               JUNE 30
(IN THOUSANDS)                           1999           1998
--------------------------------------------------------------
Deferred compensation                    $ 2,938      $ 2,869
Accrued vacation and compensatory time     1,723        1,538
Self-insured health care reserves            819          760
Allowance for doubtful accounts              332          300
Depreciation                                 197          115
Other                                        395          333
--------------------------------------------------------------
    Deferred tax assets                    6,404        5,915
Other                                       (205)        (152)
--------------------------------------------------------------
    Deferred tax liabilities                (205)        (152)
--------------------------------------------------------------
Net deferred tax assets                  $ 6,199      $ 5,763
--------------------------------------------------------------
Whereof:
    Current                              $ 2,929      $ 2,726
    Noncurrent                             3,270        3,037
--------------------------------------------------------------
                                         $ 6,199      $ 5,763
--------------------------------------------------------------


The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income as a result of the following differences:


                                         YEAR ENDED JUNE 30
                                       1999     1998     1997
--------------------------------------------------------------
Statutory federal income tax rates     35.0%    35.0%    35.0%
State and local taxes,
    net of federal benefit              3.9%     4.2%     4.3%
Other                                   0.1%     0.8%     0.5%
--------------------------------------------------------------
Effective tax rates                    39.0%    40.0%    39.8%
--------------------------------------------------------------



I. COMMITMENTS
At June 30, 1999 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:


(IN THOUSANDS)
--------------------------------------------------------
Year ending June 30, 2000                       $ 6,196
                     2001                         4,919
                     2002                         3,439
                     2003                         2,954
                     2004                         1,395
                     Later                        1,180
--------------------------------------------------------
Total minimum obligation                        $20,083
--------------------------------------------------------


Rent expense, primarily for office facilities, for the years ended June 30, 1999, 1998 and 1997 was $5,879,000, $4,900,000 and $3,812,000, respectively.

The Company has compensation arrangements with its five senior executives and certain other employees which provide for certain payments in the event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contribu-tions vest after the employee has completed seven years of service and for 1999, 1998 and 1997 amounted to approximately $1,439,000, $1,347,000 and $792,000, respectively.

J. BUSINESS ACQUISITIONS
On November 6, 1998 the Company acquired specific assets and assumed certain liabilities of Enterprise Solutions, Inc., a Minneapolis, Minnesota based provider of software services. On February 26, 1999, the Company acquired all of the assets of Real World Training Systems LLC, a Phoenix, Arizona based provider of software services. The amount paid in connection with these purchases was approximately $4.2 million which was paid with internal funds. These acquisitions were accounted for by the purchase method of accounting. Accordingly, the assets acquired, including primarily accounts receivable and property and equipment, were recorded at their estimated fair values as of their date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired was recorded as goodwill and is being amortized on a straight-line basis over periods of 3 to 12 years.


24 ANALYSTS INTERNATIONAL CORPORATION

SHAREHOLDERS AND BOARD OF DIRECTORS
ANALYSTS INTERNATIONAL CORPORATION
MINNEAPOLIS, MINNESOTA

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiary (the Company) as of June 30, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
August 16, 1999


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

Analysts International maintains an internal control structure adequate to provide reasonable assurance its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. The structure is enforced by written policies and procedures, internal audit activities and a qualified financial staff.

Our independent auditors, Deloitte & Touche LLP, provide an objective independent review by audit of Analysts International's consolidated financial statements and issuance of a report thereon. Their audit is conducted in accordance with generally accepted auditing standards.

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

/s/ Frederick W. Lang                     /s/ Gerald M. McGrath

Frederick W. Lang                         Gerald M. McGrath
CHAIRMAN AND CHIEF EXECUTIVE OFFICER      VICE PRESIDENT, TREASURER AND
                                          CHIEF FINANCIAL OFFICER


STOCK DATA


                                     MARKET RANGE                    DIVIDEND    TRAILING 12-MONTH
Fiscal 1999                HIGH          LOW          CLOSE          DECLARED       P/E RATIO
--------------------------------------------------------------------------------------------------
Fourth Quarter             $ 17.19       $  9.38      $  14.38      $ .10           14
Third Quarter                19.75         10.63         11.50        .10           11
Second Quarter               29.00         13.25         19.25        .10           19
First Quarter                31.50         20.00         30.00        .10           29

Fiscal 1998
--------------------------------------------------------------------------------------------------
Fourth Quarter             $ 31.63       $ 26.38      $  28.38      $ .08           29
Third Quarter                36.00         25.25         29.25        .08           32
Second Quarter               36.50         25.58         34.50        .08           41
First Quarter                29.17         20.83         25.83        .07           32
--------------------------------------------------------------------------------------------------


The Company's common shares are traded on The Nasdaq Stock Market-Registered Trademark- under the symbol ANLY. As of August 13, 1999, there were approximately 1,300 shareholders of record and approximately 8,500 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq, dividends declared and the trailing 12-months closing price/earnings ratio for each quarterly period.

The Board of Directors has adopted a policy of declaring regular quarterly dividends subject to favorable earnings and cash flow. Accordingly, the Company declared quarterly dividends of $.10 a share in fiscal 1999 and $.08 a share in fiscal 1998. On August 19, 1999, the Board of Directors declared a quarterly cash dividend of $.10 a share.


                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 25

QUARTERLY REVENUE AND INCOME


                                                   FIRST       SECOND      THIRD      FOURTH
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)   QUARTER      QUARTER     QUARTER    QUARTER    ANNUAL
Fiscal 1999
---------------------------------------------------------------------------------------------------------
Total revenues                                    $158,464     $152,986    $154,128   $154,578   $620,156
Income before income taxes                          10,193        8,136       9,357      9,582     37,268
Income taxes                                         4,067        3,175       3,652      3,641     14,535
Net income                                           6,126        4,961       5,705      5,941     22,733
Net income per share (basic)                           .27          .22         .26        .26       1.01
Net income per share (diluted)                         .27          .22         .25        .26       1.00

Fiscal 1998
---------------------------------------------------------------------------------------------------------
Total revenues                                    $135,158     $141,265    $150,011   $160,977   $587,411
Income before income taxes                           8,967        8,384       9,215     11,121     37,687
Income taxes                                         3,587        3,353       3,687      4,450     15,077
Net income                                           5,380        5,031       5,528      6,671     22,610
Net income per share (basic)                           .24*         .23         .24        .30       1.01
Net income per share (diluted)                         .24*         .22         .24        .29        .99
---------------------------------------------------------------------------------------------------------


*Adjusted to reflect the 3 for 2 common stock split in the form of a stock dividend distributed December 3, 1997.

FIVE YEAR FINANCIAL SUMMARY


                                                                                    FISCAL YEAR
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)            1999          1998          1997*         1996*         1995*
------------------------------------------------------------------------------------------------------------------------
Professional services revenues:
    Provided directly                               $   480,790   $   454,339   $   344,790   $   267,317   $   213,785
    Provided through sub-suppliers                      139,366       133,072        94,756        62,227         4,641
------------------------------------------------------------------------------------------------------------------------
        Total revenues                                  620,156       587,411       439,546       329,544       218,426
Salaries, contracted services
    and direct charges                                  486,816       457,318       340,483       252,518       155,743
Non-operating income, net                                 1,230         1,299         1,045         1,027           760
Income before income taxes                               37,268        37,687        27,210        20,739        18,530
Income taxes                                             14,535        15,077        10,829         8,321         7,274
------------------------------------------------------------------------------------------------------------------------
Net income                                               22,733        22,610        16,381        12,418        11,256
Total assets                                            186,216       132,661       105,370        81,445        67,533
Long-term liabilities                                    27,534         7,171         6,444         5,996         5,352
Shareholders' equity                                     98,014        82,994        66,104        53,718        45,134
Per share data:
    Net income (basic)                                     1.01          1.01           .74           .57           .52
    Net income (diluted)                                   1.00           .99           .73           .56           .51
    Cash dividends                                          .40           .31           .24           .20           .17
    Shareholders' equity                                   4.35          3.70          2.97          2.44          2.07
Average common shares outstanding                    22,524,000    22,376,000    22,095,000    21,852,000    21,579,000
Average common and common equivalent
    shares outstanding                               22,732,000    22,829,000    22,544,000    22,221,000    21,822,000
Number of personnel                                       4,900         5,300         4,650         3,770         3,170
------------------------------------------------------------------------------------------------------------------------


*Per share data and average shares outstanding were restated for the effect of the 3 for 2 common stock split in the form of a 50% stock dividend paid December 3, 1997.


26 ANALYSTS INTERNATIONAL CORPORATION

                                   [PICTURE]

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

Victor C. Benda
President and Chief
Operating Officer

Sarah P. Spiess
Executive Vice President

Gerald M. McGrath
Vice President, Treasurer
and Chief Financial Officer

Thomas R. Mahler
Secretary and General Counsel

Michael J. LaVelle
Senior Vice President, Field Operations

Paulette M. Quist
Senior Vice President, National Business Practices

Richard J. Chiappetta
Vice President, Central Region

Philip P. Colligan
Vice President, Eastern Region

Susan B. Furlow
Vice President, North Central Region

Richard W. Gilman
Vice President, Southern Region

Alan C. King
Vice President, Western Region

Gary D. Mosley
Vice President, Southwest Region

Roman E. Rowan
Vice President, Northwest Region

George R. Zak
Vice President, Investor Relations

Marti R. Charpentier
Controller and Assistant Treasurer


                                    BRIDGING THE GAP BETWEEN STRATEGY AND IT 27

REGIONAL, BRANCH AND FIELD OFFICES

[PICTURE]

WORLD HEADQUARTERS

3601 West 76th Street
Minneapolis, Minnesota 55435-3000
Tele: (612) 835-5900
Tele: (800) 800-5044
Fax:   (612) 897-4555

REGIONAL OFFICES

CENTRAL
5750 Castle Creek Parkway N
Suite 259
Indianapolis, Indiana 46250-4335
Tele: (317) 577-3569
Fax:  (317) 577-3573

EASTERN
One Penn Plaza, Suite 2420
New York, New York 10119-2499
Tele: (212) 465-1660
Tele: (800) 473-7333
Fax:  (212) 465-1724

NORTH CENTRAL
3601 West 76th Street, Suite 200
Minneapolis, Minnesota 55435-3000
Tele: (612) 897-4590
Tele: (800) 328-9905
Fax:   (612) 897-4551

NORTHWEST
3601 West 76th Street, Suite 200
Minneapolis, Minnesota 55435-3000
Tele: (612) 897-4633
Tele: (800) 328-9905
Fax:   (612) 897-4551

SOUTHERN
Gateway Centre Park, Suite 900
2700 Gateway Centre Boulevard
Morrisville, North Carolina 27560-9137
Tele: (919) 460-6141
Tele: (800) 669-2772
Fax:   (919) 460-9724

SOUTHWEST
11024 N 28th Drive, Suite 240
Phoenix, Arizona 85029-4379
Tele: (602) 789-7200
Tele: (800) 735-7573
Fax:   (602) 789-6077

WESTERN
1850 Gateway Boulevard, Suite 100
Concord, California 94520-3299
Tele: (925) 687-5522
Tele: (800) 698-9411
Fax:   (925) 687-5552

DIVISIONS

APPLICATIONS MANAGEMENT GROUP
2111 E Highland Avenue, Suite B-215
Phoenix, Arizona 85016
Tele: (602) 957-4457
Fax:   (602) 957-8933
         and
4730 Oracle Road, Suite 116
Tucson, Arizona 85705
Tele: (520) 293-1700
Fax:   (520) 293-1717

MANAGED SERVICES GROUP
7800 E Union Avenue, Suite 630
Denver, Colorado 80237-2755
Tele: (303) 721-0341
Tele: (800) 721-0772
Fax:   (303) 779-3559

NATIONAL PROJECTS OFFICE
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
Tele: (561) 241-5912
Tele: (800) 597-5912
Fax:   (561) 241-6705

NATIONAL CONTRACTS DIVISION
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
Tele: (813) 288-0058
Tele: (800) 360-9575
Fax:   (813) 289-9475


BRANCH OFFICES

ATLANTA
Perimeter 400 Center, Suite 850
1100 Johnson Ferry Road NE
Atlanta, Georgia 30342-1746
Tele: (404) 256-5190
Tele: (800) 597-5995
Fax:   (404) 252-4732

AUSTIN
LaCosta Green
1033 LaPosada Drive, Suite 300
Austin, Texas 78752-3824
Tele: (512) 206-2700
Tele: (800) 654-8194
Fax:   (512) 206-2720

BOCA RATON
621 NW 53rd Street, Suite 140
Boca Raton, Florida 33487-8211
Tele: (561) 241-5912
Tele: (800) 597-5912
Fax:   (561) 241-6705

CHICAGO
1101 Perimeter Drive, Suite 500
Schaumburg, Illinois 60173-5060
Tele: (847) 619-4673
Fax:   (847) 605-9489

CINCINNATI/DAYTON
Governor's Pointe
4770 Duke Drive, Suite 207
Mason, Ohio 45040-9374
Tele: (513) 398-7811
Tele: (800) 960-9682
Fax:   (513) 398-7894

CLEVELAND
Corporate Plaza I, Suite 350
6450 Rockside Woods Boulevard S
Cleveland, Ohio 44131-2230
Tele: (216) 524-8990
Tele: (800) 541-5859
Fax:   (216) 524-9535

COLUMBUS
471 E Broad Street, Suite 2001
Columbus, Ohio 43215-3861
Tele: (614) 224-6790
Tele: (888) 832-6242
Fax:   (614) 224-1935

DALLAS
3030 LBJ Freeway, Suite 820, LB52
Dallas, Texas 75234-7703
Tele: (972) 243-2001
Tele: (800) 800-8699
Fax:   (972) 243-7468

DANBURY
100 Mill Plain Road, 2nd Floor
Danbury, Connecticut 06811-5188
Tele: (203) 825-3940
Tele: (800) 552-5995
Fax:   (203) 825-3950

DENVER
7800 E Union Avenue, Suite 600
Denver, Colorado 80237-2755
Tele: (303) 721-6200
Fax:   (303) 721-6403

DES MOINES
1200 Valley West Drive, Suite 704
West Des Moines, Iowa 50266-1908
Tele: (515) 221-9822
Tele: (800) 755-4900
Fax:   (515) 221-0173

DETROIT
3000 Town Center, Suite 570
Southfield, Michigan 48075-1297
Tele: (248) 353-7230
Tele: (888) 353-7230
Fax:   (248) 353-5139

HOUSTON
1415 N Loop West, Suite 300
Houston, Texas 77008-1645
Tele: (713) 869-3420
Tele: (800) 487-1881
Fax:   (713) 861-7933


28 ANALYSTS INTERNATIONAL CORPORATION

INDIANAPOLIS
5750 Castle Creek Parkway N
Suite 259
Indianapolis, Indiana 46250-4335
Tele: (317) 842-1100
Tele: (800) 783-1101
Fax:   (317) 842-1157

KANSAS CITY
Broadway Summit
3101 Broadway, Suite 101
Kansas City, Missouri 64111-2416
Tele: (816) 531-5050
Tele: (800) 530-5259
Fax:   (816) 531-5636

LEXINGTON
2365 Harrodsburg Road, Suite B450
Lexington, Kentucky 40504-3342
Tele: (606) 223-0001
Tele: (800) 279-8433
Fax:   (606) 224-4389

LOS ANGELES
7700 Irvine Center Drive, Suite 280
Irvine, California 92618-2924
Tele: (949) 450-8930
Tele: (800) 555-0012
Fax:   (949) 450-8940

MINNEAPOLIS
3601 West 76th Street, Suite 200
Minneapolis, MN 55435-3000
Tele: (612) 897-4590
Tele: (800) 328-9905
Fax:   (612) 897-4551

NEW JERSEY METRO
111 Wood Avenue S
Iselin, New Jersey 08830-2700
Tele: (732) 906-0100
Tele: (800) 745-5995
Fax:   (732) 906-8808

NEW YORK METRO
One Penn Plaza, Suite 2420
New York, New York 10119-2499
Tele: (212) 465-1660
Tele: (800) 473-7333
Fax:   (212) 465-1724

OMAHA
11949 Q Street, Suite 100
Omaha, Nebraska 68137-3503
Tele: (402) 861-0061
Tele: (800) 735-3300
Fax:   (402) 861-0062

PHOENIX
11024 N 28th Drive, Suite 240
Phoenix, Arizona 85029-4379
Tele: (602) 789-7200
Tele: (800) 735-7573
Fax:   (602) 789-6077

PORTLAND
One SW Columbia Street, Suite 710
Portland, Oregon 97258-2008
Tele: (503) 727-0200
Tele: (800) 510-4850
Fax:   (503) 727-0222

RALEIGH/DURHAM
Gateway Centre Park, Suite 900
2700 Gateway Centre Boulevard
Morrisville, North Carolina 27560-9137
Tele: (919) 460-6141
Tele: (800) 669-2772
Fax:   (919) 460-9724

ROCHESTER, MINNESOTA
1530 Greenview Drive SW, Suite 205
Rochester, Minnesota 55902-1080
Tele: (507) 280-6663
Tele: (800) 657-0030
Fax:   (507) 280-9213

ROCHESTER, NEW YORK
16 W Main Street, Suite 500
Rochester, New York 14614-1601
Tele: (716) 325-6640
Tele: (800) 864-6816
Fax:   (716) 325-6273

ST. LOUIS
600 Emerson Road, Suite 200
St. Louis, Missouri 63141-6708
Tele: (314) 997-1746
Tele: (800) 998-5995
Fax:   (314) 997-4929

SAN FRANCISCO-EAST BAY
1850 Gateway Boulevard, Suite 100
Concord, California 94520-3299
Tele: (925) 687-5522
Tele: (800) 698-9411
Fax:   (925) 687-5552

SEATTLE
10655 NE 4th Street, Suite 800
Bellevue, Washington 98004-5022
Tele: (425) 454-2500
Tele: (800) 442-9242
Fax:   (425) 454-4288

SILICON VALLEY
151 Martinvale Lane
San Jose, California 95119-1319
Tele: (408) 629-9300
Tele: (800) 750-2922
Fax:   (408) 629-0141

TAMPA
600 N Westshore Boulevard, Suite 304
Tampa, Florida 33609-1145
Tele: (813) 281-0458
Tele: (800) 949-5995
Fax:   (813) 289-9475

TORONTO
36 Toronto Street, Suite 530
Toronto, Ontario M5C 2C5, Canada
Tele: (416) 603-3822
Tele: (877) 603-3822
Fax:   (416) 603-4989

TULSA
Corporate Place
5800 E Skelly Drive, Suite 1200
Tulsa, Oklahoma 74135-6448
Tele: (918) 663-0030
Tele: (800) 898-6164
Fax:   (918) 663-1812

FIELD OFFICES

Akron/Canton, Ohio
         (330) 899-9000

Boulder, Colorado
         (303) 442-7338

Charlotte, North Carolina
         (704) 676-9732

Jacksonville, Florida
         (904) 519-5009

Las Vegas, Nevada
         (702) 990-9020

Little Rock, Arkansas
         (501) 372-0338

Miami, Florida
         (800) 597-5912

Sacramento, California
         (916) 565-7458

Salt Lake City, Utah
         (801) 561-1008

San Francisco, California
         (415) 352-0760

Vancouver, Washington
         (360) 693-4604

Washington, D.C.
         (703) 573-4400

AiC Analysts Limited
Cambridge, England
         011 44 1223 500055

CORPORATE INFORMATION

10-K AVAILABLE
A copy of the Company's 1999 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to Analysts International security holders without charge upon request to the Treasurer, Analysts International, 3601 West 76th Street, Minneapolis, Minnesota 55435-3000.

STOCK  TRANSFER  AGENT
State Street Bank & Trust Company
c/o EquiServe Limited Partnership
P.O. Box 8200
Boston, Massachusetts 02266-8200
(800) 426-5523
http://www.equiserve.com

EXPECTED DIVIDEND PAYMENT DATES
November 15, 1999
February 15, 2000
May 15, 2000
August 15, 2000

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Minneapolis, Minnesota

ANNUAL MEETING
The 1999 Annual Meeting of Shareholders will be held on October 27, 1999 at 3 p.m. at the Edina Country Club,
5100 Wooddale Avenue,
Edina, Minnesota.

QUARTERLY REPORTS
Analysts International Corporation mails quarterly earnings releases to registered shareholders.

WORLD WIDE WEB ADDRESS
http://www.analysts.com




Statements contained herein that are not historical facts are forward-looking statements. Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from those projected as a result of certain risks and uncertainties. Refer to discussions of certain of these risks and uncertainties in the company's Annual Reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.