Form 10-K, Exhibit 13
period 2000-06-30
ANALYSTS INTERNATIONAL CORP
filed 2000-09-28
CIK 6292

                                   LOOK AHEAD

                                    [PHOTO]


2000 annual report




                                    ANALYSTS
                                INTERNATIONAL-Registered Trademark-

TABLE OF CONTENTS   Financial Highlights/2   Letter to Shareholders/3
Looking Ahead to Our Clients' Tomorrows/5   Management's Discussion and
Analysis/12   Consolidated Financial Statements/16   Notes to Consolidated
Financial Statements/20   Independent Auditors' Report/25   Report of
Management/26   Stock Data/26   Five Year Financial Summary/27   Quarterly
Revenues and Income/27   Regional, Branch and Field Offices/28   Board of
Directors and Officers/29   Corporate Information/29




WHO WE ARE

Analysts International, based in Minneapolis, Minnesota, is a leading provider of services and expertise in eBusiness/eCommerce, business solutions, managed services, technical staffing and professional consulting. Our staff of nearly 4,000 information technology consultants serve clients from more than 45 locations in the United States, Canada and the United Kingdom.

   More than 1,000 corporate and governmental clients rely on Analysts International and our subsidiaries for everything from integrating mission-critical legacy systems and B-2-B eCommerce hubs with Web front-ends...to providing world-class managed services that support massive IT initiatives.

   By providing clients with IT stability, vision and value, we help them chart a course that can deliver long-term, tangible dividends. From business intelligence and rapid application development, to complete technical staff outsourcing, we help create the well-defined support our clients need, where and how they need it.

   Founded in March 1966, Analysts International trades under the Nasdaq symbol ANLY.

"LOOK AHEAD" -- IT'S OUR PHILOSOPHY. WE LIVE IT. IT PROPELS OUR STRATEGY AND OUR PEOPLE AND HOW WE SERVE OUR CLIENTS.

                      WHAT DRIVES US

"Look Ahead" is the intangible quality that adds tangible value. For our clients, it's the promise of information technology, the opportunities it's creating and how businesses can capitalize on them.

This philosophy has also inspired our leadership in IT for more then three decades. In this era of the "instant" company, our history of quality, excellence and stability injects sensibility into the New Economy. Our foundation can help our clients "look ahead" by freeing them to focus on their strategy, their business development, their IPOs -- their success.

"Look Ahead" is what drives us. It resonates through each of our major lines of business:

SOLUTIONS

Analysts International provides technology solutions for a wide range of industry sectors. From eBusiness to Hand-held Computing, to Digital Asset Management - these services propel clients into the Information Age.

PROFESSIONAL CONSULTING

Nearly 4,000 technology consultants with a broad scope of industry experience are positioned to provide clients with a wide range of expertise - from eCommerce to Legacy System Support.

TECHNICAL STAFFING

IT professionals in more than 45 markets with cutting-edge skills means expertise - from Applications Development to Enterprise Application Integration
- with superior national reach.

MANAGED SERVICES

Large-scale staff augmentation services to support IT and other business units - we provide a single point of contact from Web procurement and resource acquisition to day-to-day management.

ANALYSTS INTERNATIONAL 2


FINANCIAL HIGHLIGHTS

                                                               YEAR ENDED JUNE 30,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)              2000                  1999
PROFESSIONAL SERVICES REVENUES:
 PROVIDED DIRECTLY                                    $   420,140           $   480,790
 PROVIDED THROUGH SUB-SUPPLIERS                           138,591               139,366
  TOTAL REVENUES                                          558,731               620,156
INCOME BEFORE INCOME TAXES AND
 MINORITY INTEREST                                         15,557                37,268
NET INCOME                                                  9,788                22,733

PER SHARE OF COMMON STOCK:
 NET INCOME (DILUTED)                                         .43                  1.00
 CASH EARNINGS(1) (DILUTED)                                   .46                  1.01
 SHAREHOLDERS' EQUITY                                        4.38                  4.35
 DIVIDENDS DECLARED                                           .40                   .40
AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING                         22,624,000            22,732,000
NUMBER OF PERSONNEL                                         4,800                 4,900
RETURN ON EQUITY                                             9.9%                 25.1%
CURRENT RATIO                                                2.12                  2.31
WORKING CAPITAL                                       $    55,762           $    79,224


(1)Cash earnings per share excludes amortization of goodwill and other intangible assets. Cash EPS is not a measurement in accordance with accounting principles generally accepted in the United States of America.

MANAGEMENT TEAM

[PHOTO]

IN FRONT: FRED LANG AND MIKE LAVELLE   IN BACK: JOHN BAMBERGER, CHARLES JONES,
COLLEEN DAVENPORT, PAULETTE QUIST, MARTI CHARPENTIER AND SARAH SPIESS.

ANALYSTS INTERNATIONAL 3


At Analysts International, we can claim what very few others can - almost 35 years of IT industry leadership. That's almost three-and-a-half decades of envisioning new ways for our clients to achieve success through information technology. That's a lot of practice -- and practice makes perfect.

                          TO OUR SHAREHOLDERS

We make no bones about it, fiscal 2000 was a difficult year. Our industry experienced a work freeze prior to Y2K and an anticipated business backlog did not materialize immediately following the date change. Analysts' earnings declined more than revenues, reflecting our election to retain consultants in anticipation of a recovery from the industry-wide slowdown. Our strategy during the tough fiscal 2000 business climate was to manage our business prudently -- keeping our costs under control so we stayed profitable. As we enter fiscal 2001, we are pleased to report that Analysts is seeing an increase in core and e-market business, which bodes well for the future.

On the eBusiness front, we significantly expanded eBusiness Internet capabilities. We formed the Enterprise Solutions eBusiness practice group, which helps customers define eBusiness strategies at the highest level, then implement those strategies using our broad technology, architecture and rapid solutions development expertise. Analysts International also acquired a leading network infrastructure and Web-based solutions company, Sequoia NET.com. We believe these actions, plus related initiatives such as the dynamic changes in our industry-leading Mobile Computing and Wireless (mBusiness) practice group, have put us in an excellent position to grow and be successful as we move forward.

THIS IS AN ENVIRONMENT WHERE
DEMAND FOR OUR SERVICES WILL
GROW DRAMATICALLY.

The acquisition of Sequoia provides us additional opportunity to dominate an entirely new marketplace -- the network infrastructure market. Sequoia has more than 400 technical consultants and strong capabilities and brand recognition. Our goal is to extend this capability nationally, building upon what Sequoia has done in its core Michigan market. Once again, we want to welcome John Bamberger and all his associates to the Analysts International team.

LOOKING AHEAD

Clearly, the Internet is changing how business is done, and the IT services market is poised to grow dramatically. Technology-driven change will only accelerate, causing markets as we know them to be much different. This is an environment where demand

ANALYSTS INTERNATIONAL 4


for our services will grow dramatically. Analysts is fortunate to be one of only a few companies which can offer our clients a complete set of both front-end and back-end integration skills. We have the experience to create the network, the applications and Web sites, manage the data, and integrate it all into internal systems.

Our management team is working together closely to leverage company-wide skills and to meet the needs of our customers. We constantly look at our business from top to bottom to change our business model as the technology revolution continues.

We are excited about Analysts International's growth and profit potential. Our business is rebounding as we continue to expand our IT solutions business, and as the recovery gains momentum. With eBusiness initiatives in place, we are moving aggressively to expand our presence in the e-marketplace. And our various business initiatives are having the desired impact, helping to add customers and expand the way they look at Analysts.

In the year ahead, we look for significant progress both financially and in positioning Analysts International as a dominant player in its marketplace. Through the dedication and hard work of our employees, we are listening to our customers and providing them with the services and solutions that can make them successful.

OUR MANAGEMENT TEAM IS
WORKING TO MEET THE NEEDS
OF OUR CUSTOMERS.


Sincerely,

/s/ Frederick W. Lang
Frederick W. Lang
Chairman and Chief Executive Officer


/s/ Michael J. Lavelle
Michael J. LaVelle
President and Chief Operating Officer

August 21, 2000

ANALYSTS INTERNATIONAL 5


                       LOOKING AHEAD...

 ...to our clients' tomorrows.

Not long ago, technology was changing the way we looked at business. Now, it's turning business inside out and compelling strategists to deconstruct traditional models, retool and rebuild for the New Economy. Today, complete business initiatives go from concept to reality in keystrokes and mouse clicks. Technology is eliminating barriers, pulling us into new markets and revealing possibilities.

At Analysts International, "Look Ahead" is more than a mantra. It's how we add value for clients. It drives us to develop the best-in-class services, resources, tools and expertise that our clients will need tomorrow to pave their roads to success. And as a leading provider of information technology services for nearly 35 years, we've helped clients pen more than our fair share of success stories.

Today, Analysts International applies its unique vision, innovation and methodology to fuel the next wave of happy endings...and beginnings.

Where will you find Analysts International? Everywhere from Silicon Valley start-ups to Fortune 50 companies. You'll find us nurturing eBusiness visions, powering global Web initiatives and empowering organizations with the latest mobile computing technology. You'll find us with our eyes on our clients' tomorrows.

                                                                        [PHOTOS]

ANALYSTS INTERNATIONAL 6


The Internet is fueling a business explosion. Every imaginable sector of business is gravitating to the Web to exploit its efficiency, reach and opportunity. With its 35-year track record of transforming business by applying technology, Analysts International is uniquely positioned to help drive the great Web migration.

eBusiness visions must become reality almost as quickly as they are conceived. Technology companies that can anticipate quickly become tomorrow's success stories.

     Encite Commerce in Lexington, Ky., is one such example. Founded in 1997 as a music publisher, the company boldly expanded into eBusiness by providing clients with a customizable Web platform that allows everyone from individual artists to compact disc makers to rapidly open their own eBusiness "storefronts."

     To realize its goals, Encite's vision was to create a dynamic and quickly deployable Web platform that easily connected to external databases and distribution sources. The project required a technology service provider that could stay ahead of the vision.

     Encite looked to Analysts International for software application and Web design, site development and testing, technical staffing and Web-site hosting.

     According to Encite Chairman and President Stepfan Jefferies, Analysts International's results-driven focus and clear methodology set it apart. "Many Web development companies only focus on showing you all the `neat' things they can do. Analysts International focused on our business needs and what we wanted the technology to accomplish."

ENCITE

     Jefferies adds that Analysts International provides another key advantage...stability. "Most companies in Web development tend to pop up and disappear pretty quickly. I knew that when development hit critical stages, Analysts International had the resources."

ANALYSTS INTERNATIONAL 7


                BRINGING REALITY TO EBUSINESS VISION

[PHOTO]

Cindy Jones

Lexington, Ky.
Analysts International
Encite Commerce Team

TREMENDOUS GROWTH POTENTIAL FOR THE IT SERVICES INDUSTRY LIES WITHIN THE PROMISE OF EMERGING INTERNET COMPANIES. IT SERVICE PROVIDERS BEST POSITIONED TO CAPITALIZE ON THIS GROWTH MUST POSSESS THE COMPLETE RANGE OF EXPERTISE, FROM NETWORK DEVELOPMENT TO WEB DEVELOPMENT. ANALYSTS INTERNATIONAL SPEAKS ALL THE LANGUAGES DEMANDED IN THE NEW ECONOMY TO HELP THESE COMPANIES ARTICULATE THEIR VISION THROUGH TECHNOLOGY.

ANALYSTS INTERNATIONAL 8


The world's largest corporations are validating Internet initiatives by shifting business models and aggressively building around the Web. To extend our eBusiness capability, Analysts International acquired leading network infrastructure and Web development company Sequoia NET.com in 2000. With this bold move, Analysts International further validates its commitment to providing the services that can help catapult Silicon Valley start-ups and blue-chip companies alike into eBusiness.

As one of the world's largest auto manufacturers, Ford Motor Company is no stranger to the frontier. In 1999, Ford President and CEO Jac Nasser announced a plan to blaze the most innovative eBusiness trail in the auto industry.

For Ford, eBusiness brims with opportunities -- to improve customer understanding of Ford's products, ambitions and goals, strengthen relationships and increase revenues.

Ford's Web initiative is massive -- encompassing all Ford brands worldwide and reaching vehicle shoppers, owners and dealers at multiple contact points. The initiative will allow customers to do everything from buying vehicles online to accessing real-time, in-vehicle updates via wireless communications.

Sequoia NET.com, acquired by Analysts International in 2000 and Microsoft's 1998 Worldwide Partner of the Year, has played a vital role in helping Ford achieve its goals. Ford retained Sequoia to provide around-the-clock Web operations support for all Ford brands worldwide -- managing every Web application utilized by Ford, its consumers and dealers.

According to Chuck Mirabatur, operations manager for Ford's Consumer Connect division, Sequoia's ability to rapidly provide Web development, network management and technical staffing has been critical.

[FORD]

"We adhere to the `extreme programming' cycle -- often going from concept to delivery in a week or less. The expertise that Sequoia brings makes a tremendous difference in meeting these tight development deadlines."

[PHOTOS]

ANALYSTS INTERNATIONAL 9


                     HELPING PIONEERS BLAZE NEW TRAILS.


[PHOTO]


Sheree Haladik

Auburn Hills, Mich.
Sequoia NET.com
Ford Team

AS A RESULT OF THE SEQUOIA NET.COM ACQUISITION, ANALYSTS INTERNATIONAL HAS AN OPPORTUNITY TO DOMINATE A NEW MARKETPLACE -- THE NETWORK INFRASTRUCTURE MARKET. IN ADDITION, SEQUOIA NET.COM BRINGS OVER 400 TECHNICAL CONSULTANTS TO THE ANALYSTS TEAM, MANY OF THEM ENGAGED IN WEB DEVELOPMENT WORK FOR CLIENTS SUCH AS FORD.

ANALYSTS INTERNATIONAL 10


To us, innovation means finding creative ways to have a significant impact on a client's business. Analysts International's mBusiness, or mobile computing, team is a perfect example. Hand-held computing is making it possible to pull information out of personal computers and servers to empower organizations on the go. Analysts International has carved out a unique expertise in this emerging technology sector.

Health care is propelled by major advances...breakthrough discoveries. Few industries place higher value on technological innovation. Now, cutting-edge information technology is becoming a critical factor in improving patient care.

     In New York, the Rochester Individual Practice Association (RIPA) and BlueCross BlueShield of the Rochester Area (BCBSRA) looked to technology to boost local health care effectiveness. Their solution -- equip physicians with Palm-TM- hand-held computers.

     RIPA and BCBSRA needed a leader to develop the custom software applications for the Palm-based solution. They turned to the Analysts International mBusiness team and its mobile computing software expertise.

     Now, the individual Palm devices give Rochester-area internists and family practitioners instant, mobile access to large volumes of critical information -- such as drug formularies, drug interaction information and medical policy information.

     David McDowell, vice president and CIO for BCBSRA, says Analysts International's vision and goal orientation was integral to the project's success. "Analysts International understood how to make this technology fulfill our business goals. That depth of knowledge helped develop this project much faster than we could have done alone."

     Executive Director of RIPA John Oberlies echoes that sentiment. "It seems to me that their favorite phrase is `Yes, we can do that.'"


PALM PILOT

[PHOTOS]

ANALYSTS INTERNATIONAL 11


                    ARMING INDUSTRIES
                    WITH MOBILE INFORMATION.


[PHOTO]


Mike Zirkle

New York, N.Y.
Analysts International
RIPA/BCBSRA Team

THE NEW ECONOMY IS JUST BEGINNING TO FEEL THE IMPACT OF MOBILE COMPUTING TECHNOLOGY. ANALYSTS INTERNATIONAL RECOGNIZES THE IMPORTANT ROLE MOBILE COMPUTING WILL PLAY FOR OUR CLIENTS AND IS COMMITTED TO FURTHER STRENGTHENING OUR LEADERSHIP POSITION IN THE DEVELOPMENT OF MOBILE AND WIRELESS SOLUTIONS THAT WILL ALLOW THEM TO TRULY REACH ANY CUSTOMER, ANYWHERE, ANYTIME.

ANALYSTS INTERNATIONAL  12


As a means of better explaining the Company's operations and results, the following table illustrates the relationship between revenues and expense categories for the years ended June 30, 2000, 1999, and 1998.


                                                                       PERCENT OF REVENUES

YEAR ENDED JUNE 30,                                                 2000       1999      1998
Professional services revenues:
 Provided directly                                                  75.2%      77.5%     77.3%
 Provided through sub-suppliers                                     24.8       22.5      22.7
                                                                   --------------------------
Total revenues                                                     100.0      100.0     100.0
Salaries, contracted services and direct charges                    81.0       78.5      77.9
Selling, administrative and other operating costs                   16.0       15.6      15.9
Amortization of goodwill and other intangible assets                 0.2        0.1        --
Non-operating income and interest expense, net                        --        0.2       0.2
                                                                   --------------------------

Income before income taxes and minority interest                     2.8        6.0       6.4
Income taxes and minority interest                                   1.0        2.3       2.6
                                                                   --------------------------
Net income                                                           1.8%       3.7%      3.8%
                                                                   --------------------------

RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

     The Company operates in one business segment.


RESULTS OF OPERATIONS, 2000 vs. 1999


     Revenues provided directly for the year ended June 30, 2000 were $420 million, a decrease of 12.6% from 1999 levels. Nearly all of these decreases are the result of a 17.2% decrease in core billable hours, which is a result of an industry-wide slowdown. While the Company expects the industry slowdown to reverse in fiscal 2001, there can be no assurance when, or if, revenue will return to previous levels. The decrease in billable hours was partially offset by $9.4 million of revenue associated with the acquisition of Sequoia NET.com on April 25, 2000 and a 3.2% increase in hourly rates charged in our core business. While the Company has been able to increase rates somewhat over the prior fiscal year, there can be no assurance the Company will be able to continue this as competitive conditions in the industry make it difficult for the Company to continually increase the hourly rates it charges for services. Revenues provided through sub-supplier billings, primarily with U S WEST and IBM, decreased .6% in fiscal 2000 from 1999. These decreases in sub-supplier revenues resulted from decreases in billable hours of service rendered to clients.

     Personnel totalled 4,800 at June 30, 2000, including 575 employees who are associated with the Sequoia acquisition, compared to 4,900 at June 30, 1999. Excluding the Sequoia employees, personnel levels have fallen 675 or 13.8% to 4,225 at June 30. Substantially all of the decrease from 1999 to 2000 consisted of billable technical consultants.

ANALYSTS INTERNATIONAL  13

As of June 30, 2000, 440 of the employees associated with Sequoia are billable technical consultants.

     Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 81.0% of revenues in fiscal 2000 compared to 78.5% of revenues in fiscal 1999. The increase in this expense category as a percentage of revenues is mainly a consequence of (i) normal increases in direct labor rates and (ii) unusually high idle time as the Company elected to retain higher than needed consultant levels during the second half of the year, in anticipation of an earlier recovery from the industry-wide slowdown. Excluding both sub-supplier revenues and labor costs associated with these contracts, this category of expense was 74.7% of revenues in fiscal 2000, and 72.3% in fiscal 1999. The Company's efforts to control these costs involve controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of billable technical consultants. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand, and intense competition in the industry makes it difficult to pass cost increases on to customers. While there can be no assurance, the Company expects to return to near-normal productivity levels during 2001, as the industry-wide slowdown begins to reverse. Even though the Company has taken steps to control this category of expense, there can be no assurance the Company will be able to return to historical gross margin levels.

     Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 16.0% in fiscal 2000, and 15.6% in 1999. Excluding the sub-supplier revenues associated with the contracts referred to above, this percentage would have been 21.3% for fiscal 2000, and 20.2% for fiscal 1999. The increase in these expense categories as a percentage of revenue is a consequence of revenue declining more rapidly during fiscal 2000 than these expense categories. While the Company is committed to careful management of these costs, there can be no assurance the Company will be able to return these costs to their historical levels relative to revenue.

     Income taxes decreased from $14,535 in fiscal 1999 to $5,656 in fiscal 2000. The effective rate of income taxes decreased from 39% of pre-tax income in 1999 to 36.4% in 2000 primarily due to the reversal of taxes provided in previous years.

     Net income in fiscal 2000 decreased 56.9% from fiscal 1999. As a percentage of total revenues, net income was 1.8% in fiscal 2000 as compared to 3.7% in fiscal 1999. The Company's net income as a percentage of revenues provided directly was 2.3% and 4.7% for fiscal years 2000 and 1999, respectively.

     Inflation has not had a major impact on the Company's operations because revenues are derived primarily from services billed at hourly rates, which are generally subject to renegotiation on a periodic basis.


RESULTS OF OPERATIONS, 1999 VS. 1998


     Revenues provided directly increased approximately $26 million, or 5.8% in fiscal 1999 over 1998. Nearly all of these increases were the result of increases in hourly rates. Approximately 65% of this increase was the result of an increase in billed hours and 35% from increases in hourly rates. Revenues provided through sub-supplier billings, primarily with U S WEST and IBM, increased 4.7% in fiscal 1999 over fiscal 1998. These increases in sub-supplier revenues resulted almost exclusively from increases in billable hours of service rendered to clients.

     Personnel totalled 4,900 at June 30, 1999 compared to 5,300 at June 30, 1998. Substantially all of the decrease from 1998 to 1999 consisted of billable technical consultants.

     Salaries, contracted services and direct charges, which represent primarily the Company's direct labor costs, were 78.5% of revenues in fiscal 1999 compared to 77.9% of revenues in fiscal 1998. The increase in this expense category as a percentage of revenues is mainly a consequence of increases in direct labor charges. Excluding both sub-supplier

ANALYSTS INTERNATIONAL  14

revenues and labor costs associated with these contracts, this category of expense was 72.3% of revenues in fiscal 1999, and 71.4% in fiscal 1998. The Company's efforts to control these costs involved controlling labor costs, passing on labor cost increases through increased billing rates where possible, and maintaining productivity levels of billable technical consultants. Labor costs, however, are difficult to control because the highly skilled technical personnel the Company seeks to hire and retain are in great demand. Intense competition in the industry makes it difficult to pass cost increases on to customers, and unfavorable economic conditions could adversely affect productivity.

     Selling, administrative and other operating costs include commissions paid to sales representatives and recruiters, employee fringe benefits and location costs. These costs, as a percentage of revenues, were 15.6% in fiscal 1999 and 15.9% in 1998. Excluding the sub-supplier revenues associated with the contracts referred to above, this percentage would have been 20.2% for fiscal 1999 and 20.6% for fiscal 1998.

     Net income in fiscal 1999 increased 0.5% over fiscal 1998. As a percentage of total revenues, net income was 3.7% in fiscal 1999 as compared to 3.8% in fiscal 1998. The Company's net income as a percentage of revenues provided directly was 4.7% and 5.0% for fiscal years 1999 and 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at June 30, 2000 was $55.8 million, down 29.6% from $79.2 million at June 30, 1999 which was up 17.4% from $67.5 million at June 30, 1998. This includes cash and cash equivalents of $2.0 million at June 30, 2000 compared to $33.9 million at June 30, 1999 and $11.9 million a year earlier and accounts receivable of $98.4 million at June 30, 2000 compared to $101.5 million at June 30, 1999 and $94.3 million a year earlier. Ratios of current assets to current liabilities and total assets to total liabilities have decreased since June 30, 1999.

     During the third quarter of fiscal 2000, the Company secured a $25 million bank line of credit. On April 25, 2000, the Company drew down $13 million on the line of credit and utilized $30.5 million of its cash balances to complete the acquisition of Sequoia NET.com. The decrease in working capital and the changes in the ratios from June 30, 1999 to June 30, 2000 are primarily due to this transaction. At June 30, 2000 there was $11.3 million available to be drawn on this line of credit.

     On December 30, 1998, the Company entered into a Notes Purchase Agreement whereby it sold $20.0 million of 7% Senior Notes due December 30, 2006. The increase in working capital and long-term debt from June 30, 1998 to June 30, 1999 are primarily due to cash provided by operating activities and the proceeds from the $20.0 million Notes Purchase Agreement used to finance the acquisition of office facilities for headquarters and Minneapolis branch operations.

     The Company's primary need for working capital is to support accounts receivable resulting from its business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Over the past three years, the Company has been able to support changes in its business, except for the acquisition of Sequoia and the purchase of office facilities, with internally generated funds. The Company's sub-supplier contracts have not and are not expected to burden working capital.

     In fiscal 2000, the Company made capital expenditures totaling $3.4 Million compared to capital expenditures of $23.2 Million and $7.7 Million in fiscal years 1999 and 1998, respectively. These capital expenditures were funded through a combination of unsecured debt and cash reserves. Fiscal 2001 capital spending is expected to approximate $4.0 Million.

     During fiscal years 2000 and 1999, the Company has paid a regular quarterly cash dividend of $.10 per share, up from the $.08 declared during fiscal 1998. The amount of the quarterly dividend is based on results of operations, available cash and anticipated cash requirements of the business.

     The Company adopted Statements of Financial Accounting Standards No. 130, "Reporting

ANALYSTS INTERNATIONAL  15

Comprehensive Income," and No. 131, "Disclosures About Segments of An Enterprise and Related Information," in the first quarter of fiscal 1999. The adoption of these standards did not have a significant effect on the Company's financial position and operating results.

     In the second quarter of fiscal 1998, the Company also adopted Statements of Financial Accounting Standards No. 128, "Earnings Per Share." This statement replaces the presentation of primary EPS with a presentation of basic EPS.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB No. 101 is to be implemented by the Company in fiscal 2001. The Company is currently reviewing SAB No. 101 and its effects on the financial statements, and does not expect the SAB to have a significant effect on its financial position or the results of its operations.

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will be required to adopt SFAS No. 133 in fiscal 2001. Management does not believe SFAS No. 133 will have a material effect on its financial position or the results of its operations.

     On April 25, 2000, the Company purchased an 80.1% interest in Sequoia NET.com for $43.5 million. Sequoia NET.com provides network installation and support services and other eBusiness services. Sequoia NET.com had net assets of $7.3 million on December 31, 1999 and reported $57.7 million in revenues with pre-tax profits of $3.8 million for the year ended December 31, 1999. Also during the third quarter, the Company invested $3.2 million in other alliance partners.

     On November 6, 1998, the Company acquired specific assets and assumed certain liabilities of Enterprise Solutions, Inc., a Minneapolis, Minnesota-based provider of software services. On February 26, 1999, the Company acquired all of the assets of Real World Training Systems LLC, a Phoenix, Arizona-based provider of software services. The amount paid in connection with these purchases was approximately $4.2 million which was paid with internal funds.

     The Company believes funds generated from its business, current cash balances and credit available under its line of credit are adequate to meet demands placed upon its resources by its operations, capital investments and the payment of quarterly dividends.

ANALYSTS INTERNATIONAL  16


ANALYSTS INTERNATIONAL
CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30,

 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNT)                                2000            1999
ASSETS
Current assets;
  Cash and cash equivalents                                                  $   2,030      $  33,870
  Accounts receivable, less allowance for
    doubtful accounts of $1,100 and
    $850, respectively                                                          98,413        101,523
  Prepaid expenses and other current assets                                      4,047          4,499
  Income tax refund receivable                                                     879              -
                                                                             ------------------------
    Total current assets                                                       105,369        139,892
Property and equipment                                                          29,558         29,644
Intangible assets, net of accumulated
  amortization of $1,994 and $969, respectively                                 43,997          7,029
Other assets                                                                    13,220          9,651
                                                                             ------------------------
                                                                             $ 192,144      $ 186,216
                                                                             ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                           $  30,817      $  30,791
  Dividend payable                                                               2,261          2,255
  Salaries and vacations                                                        10,646         23,227
  Self-insured health care reserves and other accounts                           5,883          3,311
  Income taxes payable                                                               -          1,084
                                                                             ------------------------
    Total current liabilities                                                   49,607         60,668
Long-term debt                                                                  33,913         20,000
Other long-term liabilities                                                      7,826          7,534
Commitments (Note I)                                                                 -              -
Minority interest in Sequoia NET.com                                             1,745              -
Shareholders' equity:
  Common stock, par value $.10 a share;
    authorized 120,000,000 shares; issued and outstanding
    22,606,826 and 22,552,441 shares, respectively                               2,261          2,255
  Additional capital                                                            14,205         13,900
  Accumulated other comprehensive income                                           (23)             -
  Retained earnings                                                             82,610         81,859
                                                                             ------------------------
    Total shareholders' equity                                                  99,053         98,014
                                                                             ------------------------
                                                                             $ 192,144      $ 186,216
                                                                             ========================
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ANALYSTS INTERNATIONAL  17


ANALYSTS INTERNATIONAL
CONSOLIDATED STATEMENTS OF INCOME



                                                                            YEAR ENDED JUNE 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                    2000            1999            1998
Professional services revenues:
  Provided directly                                              $420,140        $480,790        $454,339
  Provided through sub-suppliers                                  138,591         139,366         133,072
                                                                 ----------------------------------------
    Total revenues                                                558,731         620,156         587,411
Expenses:
  Salaries, contracted services and direct charges                452,334         486,816         457,318
  Selling, administrative and other operating costs                89,683          96,887          93,428
  Amortization of goodwill and other intangible assets              1,025             415             277
                                                                 ----------------------------------------
Operating income                                                   15,689          36,038          36,388
Non-operating income                                                1,452           1,408           1,299
Interest expense                                                    1,584             178               -
                                                                 ----------------------------------------
Income before income taxes and minority interest                   15,557          37,268          37,687
Income taxes                                                        5,656          14,535          15,077
Minority interest                                                     113               -               -
                                                                 ----------------------------------------
Net income                                                       $  9,788        $ 22,733        $ 22,610
                                                                 ========================================
  Per common share:
    Net income (basic)                                           $    .43        $   1.01        $   1.01
    Net income (diluted)                                         $    .43        $   1.00        $    .99
  Average common shares outstanding                            22,583,000      22,524,000      22,376,000
  Average common and common equivalent
    shares outstanding                                         22,624,000      22,732,000      22,829,000

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANALYSTS INTERNATIONAL 18



                               CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                     YEAR ENDED JUNE 30
(IN THOUSANDS)                                                       2000                  1999                 1998
Cash flows from operating activities:
Net income                                                   $      9,788          $     22,733              $  22,610
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                    4,892                 3,844                 3,454
    Amortization of goodwill and other intangible assets            1,025                   415                   277
    Loss (gain) oil disposal of assets                               (499)                   19                     4
    Decrease (increase) in deferred income tax benefit                510                  (436)               (1,192)
    Tax effect of stock transactions                                   45                   543                   336
    Change in:
      Accounts receivable                                          13,508                (7,229)              (27,340)
      Prepaid expenses                                               (111)                 (590)                 (268)
      Other assets                                                    149                  (582)                 (549)
      Accounts payable                                             (1,079)                9,555                 3,105
      Salaries and vacations                                      (12,581)                7,558                 4,156
      Other accrued expenses                                         (276)                1,150                   514
      Income taxes payable                                         (4,581)                 (551)                1,440
      Long-term liabilities                                           292                   363                   727
                                                             --------------------------------------------------------
Net cash provided by operating activities                          11,082                36,792                 7,274

Cash flows from investing activities:
  Properly and equipment additions                                 (3,413)              (23,182)               (7,722)
  Investment purchases                                               (190)                    -                     -
  Payments for acquisitions, net of cash acquired                 (42,687)               (3,847)                    -
  Investment in alliance partners                                  (3,012)                    -                     -
  Proceeds from property and equipment sales                        1,575                    35                    25
                                                             --------------------------------------------------------
Net cash used in investing activities                             (47,727)              (26,994)               (7,697)

Cash flows from financing activities:
  Cash dividends                                                   (9,037)               (8,560)               (6,563)
  Proceeds from borrowings                                         50,094                20,000                     -
  Repayment of borrowings                                         (36,518)                    -                     -
  Proceeds from exercise of stock options                             266                   704                   960
                                                             --------------------------------------------------------
Net cash provided by (used in) financing activities                 4,805                12,204                (5,597)
                                                             --------------------------------------------------------
Net (decrease) increase in cash and equivalents                   (31,840)               22,002                (6,020)
Cash and equivalents at beginning of year                          33,870                11,868                17,888
                                                             --------------------------------------------------------
Cash and equivalents at end of year                          $      2,030          $     33,870              $ 11,868
                                                             ========================================================
Supplemental cash flow information:
  Cash paid during the year for:
    Income taxes                                             $      7,109          $     15,421              $ 14,565
    Interest                                                        2,206                     -                     -

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

ANALYSTS INTERNATIONAL 19

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                  ACCUMLATED
                                                                                                       OTHER
                                                           COMMON             ADDITIONAL       COMPREHENSIVE           RETAINED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)             STOCK                CAPITAL              INCOME           EARNINGS
Balances at June 30, 1997                                $      2,228        $     11,318                            $    52,558
  Common stock issued - 153,601 shares
     upon exercise of stock options                                16                 950
  Income tax benefit from stock option plans                                          264
  Other                                                                                72
  Cash dividends ($.31 per share)                                                                                         (7,022)
  Net income                                                                                                              22,610
                                                         -----------------------------------------------------------------------
Balances at June 30, 1998                                       2,244              12,604                                 68,146
  Common stock issued - 112,698 shares
    upon exercise of stock options                                 11                 753
  Income tax benefit from stock option plans                                          102
  Other                                                                               441
  Cash dividends ($.40 per share)                                                                                         (9,020)
  Net income                                                                                                              22,733
                                                         -----------------------------------------------------------------------
Balances at June 30, 1999                                       2,255              13,900                                 81,859
  Common stock issued - 54,385 shares
    upon exercise of stock options                                  6                 260
  Income tax benefits from stock option plans                                          45
  Unrealized loss on available for sale securities                                                $        (23)
  Cash dividends ($.40 per share)                                                                                         (9,037)
  Net income                                                                                                               9,788
                                                         -----------------------------------------------------------------------
Balance at June 30, 2000                                 $      2,261        $     14,205         $        (23)      $    82,610
                                                         =======================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANALYSTS INTERNATIONAL 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS -- Analysts International Corporation furnishes analytical and programming services. These services include consulting, systems analysis, design, programming and instruction in the use of computer programs.

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

   As described in note J, on April 25, 2000, the Company completed the acquisition of 80.1% of Sequoia NET.com. The acquisition was accounted for as a purchase. The accompanying financial statements include 100% of Sequoia NET.com's operating results for the period from April 25, 2000 to June 30, 2000, offset by the minority shareholders' interest in Sequoia's net earnings.

DEPRECIATION -- Property and equipment is being depreciated using the straight-line method over the estimated useful lives (15 to 50 years for building and improvements and 2 to 7 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

FINANCIAL INSTRUMENTS - In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," management estimates the carrying value of long-term debt exceeds fair value by approximately $1,100,000 at June 30, 2000. The carrying value approximated the fair value at June 30, 1999. The estimated fair value amounts have been determined through the use of discounted cash flow analysis using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. All other financial instruments approximate fair value because of the short-term nature of these instruments.

REVENUE RECOGNITION -- The Company provides custom software design and implementation services primarily under time and material contracts. The Company records professional services revenue at contractually agreed upon rates as the services are provided. The Company grants credit without collateral to customers, a significant portion of whom are engaged in the electronics and telecommunications industries. One customer and their various divisions and operating units accounted for approximately 22%, 23% and 22% of revenues in fiscal 2000, 1999 and 1998, respectively. Another customer accounted for 17%, 16%, and 16% of revenues in each of fiscal 2000, 1999 and 1998, respectively.

INTANGIBLE ASSETS -- Intangible assets consist of tradenames, in-place work force, customer lists and goodwill, the excess of the purchase price over the appraised fair value of assets acquired in acquisitions. Intangibles are amortized on a straight-line basis over periods of 2 to 18 years. At the balance sheet date, management assessed whether there has been a permanent impairment in the value of intangible assets and the amount of such impairment by comparing anticipated undiscounted future operating income from the applicable business unit with the carrying value of the related intangible assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of demand, competition and other economic factors.

COMPREHENSIVE INCOME -- Other comprehensive income consists of unrealized losses on available-for-sale securities. Total comprehensive income was $9,765,000, $22,733,000 and $22,610,000 in fiscal 2000, 1999 and 1998, respectively.

NET INCOME PER SHARE -- Basic and diluted earnings per share (EPS) are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average

ANALYSTS INTERNATIONAL 21

common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options. Options to purchase 908,000, 358,000, and 38,000 shares of common stock were outstanding during fiscal years ended June 30, 2000, 1999, and 1998, respectively, but were excluded from the computation of common stock equivalents because they were anti-dilutive.

CASH EQUIVALENTS -- Temporary cash investments in money market accounts and Treasury Bills are considered to be cash equivalents.

SHARES RESERVED -- At June 30, 2000, there were approximately 27,208,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

ESTIMATES -- The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB No. 101 is to be implemented by the Company in fiscal 2001. The Company is currently reviewing SAB No. 101 and its effects on the financial statements and does not expect the SAB to have a significant effect on its financial position or results of its operations.

   In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will be required to adopt SFAS No. 133 in fiscal 2001. Management does not believe SFAS No. 133 will have a material effect on its financial position or the results of its operations.

B. PROPERTY AND EQUIPMENT


                                            JUNE 30
(IN THOUSANDS)                         2000        1999
Cost:
 Land                             $   1,917   $   1,940
 Building and improvements           19,501      19,912
 Office furniture & equipment        28,383      22,900

Total                                49,801      44,752
Accumulated depreciation            (20,243)    (15,108)
                                  $  29,558   $  29,644


   In January 1998, the Company entered into an agreement to build a facility for use as its headquarters and Minneapolis branch operations. In May 1999, the Company moved into this facility. Construction and related costs were approximately $22,000,000 and are included in the above amounts. These costs were financed through the use of cash reserves and the proceeds of the Notes Purchase Agreement described in note D. Included in these costs are approximately $529,000 of interest costs capitalized in fiscal 1999.

C. DEFERRED COMPENSATION

The Company has a Deferred Compensation Plan for key management employees as determined by the Board. Included in long-term liabilities at June 30, 2000 and 1999 is $7,826,000 and $7,534,000, respectively, representing the Company's liability under the Plan. This liability is being funded by the purchase of life insurance and annuity contracts. Included in other assets at June 30, 2000 and 1999 is $6,080,000 and $6,229,000, respectively, representing the carrying value of annuities, which approximates market value, and insurance cash value. Deferred compensation expense for the fiscal years 2000, 1999 and 1998 was approximately $292,000, $363,000 and $727,000, respectively.

D. LONG-TERM DEBT

In January 2000, the Company secured a $25,000,000 bank line of credit. Under the terms of the line of credit, which expires in January 2003, the Company may choose to take advances or pay down the outstanding

ANALYSTS INTERNATIONAL 22

balance daily, or request a fixed-term advance for one, two, three or six months. The daily advances on the line bear interest at the bank's prime rate (9.5% at June 30, 2000) while the fixed term advances bear interest at the applicable EuroDollar rate plus .75%. A commitment fee of .175% is charged on the unused portion of the line. At June 30, 2000, the Company had outstanding two $4,000,000 EuroDollar advances maturing October 23, 2000 and November 21, 2000 and accruing interest at 7.399% and 7.739%, respectively, and one prime rate advance of $5,875,000.

   In December 1998, the Company entered into a Notes Purchase Agreement whereby it sold $20,000,000 of 7% Senior Notes due December 30, 2006. Minimum future maturities on these Notes are as follows: fiscal 2001, $0; fiscal 2002, $5,250,000; fiscal 2003, $4,000,000; fiscal 2004, $3,000,000; fiscal 2005,
$3,000,000; thereafter, $4,750,000.

   Both debt agreements contain, among other things, provisions regarding maintenance of working capital and net worth and restrictions on payments of dividends on common stock. The Company's working capital and net worth are in excess of the minimum requirements and current dividend payments will not exceed the $16,500,000 maximum allowed under the agreement.

E. COMMON STOCK

In October 1998, the shareholders approved an amendment to the Company's Articles of Incorporation increasing the number of shares of common stock authorized for issuance to 120,000,000 shares.

F. STOCK OPTION PLANS

The Company has four stock-based compensation plans, which are described below. The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and has continued to apply APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended June 30, 2000, 1999 and 1998 would have been reduced to the pro forma amounts indicated below:


                            2000         1999        1998
Net income
 (in thousands):
 As reported            $  9,788    $  22,733   $  22,610
 Pro forma                 8,411       22,038      21,539
Net income per share
 (basic):
 As reported            $    .43    $    1.01   $    1.01
 Pro forma                   .37          .98         .96
Net income per share
 (diluted):
 As reported            $    .43    $    1.00   $     .99
 Pro forma                   .37          .97         .94


   The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                             2000       1999       1998
Expected life             5 years    5 years    5 years
Expected volatility           59%        53%        44%
Expected dividend yield      2.0%       1.0%       1.0%
Risk-free interest rate      8.0%       7.0%       7.5%


   The weighted average fair value of options granted during the years ended June 30, 2000, 1999 and 1998 was $4.42, $6.15 and $9.15, respectively.

   The Company has options outstanding under four option plans, three of which remain active. Under the 1994 Stock Option Plan, the Company may grant options to its employees for up to 1,200,000 shares of common stock. Under the 1996 Stock Option Plan for Non-Employee Directors, the Company may grant options to its non-employee directors for up to 240,000 shares of common stock. Under the 1996 Non-Employee Directors Plan, options to purchase 6,000 shares are automatically granted on January 3 of each year to each eligible non-employee director. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10

ANALYSTS INTERNATIONAL 23

years. Options are exercisable 25% annually beginning one year after date of grant.

   A summary of the status of the Company's stock option plans as of June 30, 2000, 1999 and 1998, and changes during the years ending on those dates is presented below:


                                            2000                           1999                         1998
                                                   WEIGHTED                       WEIGHTED                     WEIGHTED
                                                    AVERAGE                        AVERAGE                      AVERAGE
                                                   EXERCISE                       EXERCISE                     EXERCISE
                                      SHARES          PRICE          SHARES          PRICE         SHARES         PRICE
Outstanding at beginning of year   1,005,659        $15.58          889,760        $14.58         981,060      $12.03
Granted                              721,532         10.71          228,223         16.45         107,407       27.91
Exercised                            (87,932)         7.48         (101,189)         8.62        (188,207)       9.07
Expired                              (80,110)        11.69          (11,135)        16.10         (10,500)      12.20
                                   -------------------------------------------------------------------------------------
Outstanding at end of year         1,559,149        $14.09        1,005,659        $15.58         889,760      $14.58
                                   =====================================================================================

The following table summarizes information about stock options outstanding at June 30, 2000:

                                                OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                                    NUMBER    WEIGHTED-AVERAGE                                  NUMBER
RANGE OF                       OUTSTANDING           REMAINING      WEIGHTED-AVERAGE       EXERCISABLE     WEIGHTED-AVERAGE
EXERCISE PRICES                 AT 6/30/00    CONTRACTUAL LIFE        EXERCISE PRICE        AT 6/30/00       EXERCISE PRICE
$ 8.44  -  $ 12.09                 706,444         9.26 years               $ 10.32             56,769           $   10.50
 12.59  -    13.59                 369,500         2.39                       12.68            314,963               12.62
 14.00  -    19.33                 256,906         6.00                       16.55            110,334               17.53
 22.83  -    34.94                 226,299         7.54                       25.35            105,903               25.50
                               --------------------------------------------------------------------------------------------
$ 8.44  -  $ 34.94               1,559,149         6.85                     $ 14.09            587,969           $   15.65
                               ============================================================================================

G. SHAREHOLDERS' RIGHTS PLAN

On June 15, 1989, the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2008, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more (or as low as 10% as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

   If the Company is acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company at one-half of their market value. If any person or group acquires beneficial ownership of 15% or more of the Company's shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation at one-half of their market value or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

   At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of the Company's shares, the Board of Directors may redeem the rights at $.01 per right.

ANALYSTS INTERNATIONAL  24


H. INCOME TAXES

   The provision for income taxes charged was as follows:

                                  YEAR ENDED JUNE 30

(IN THOUSANDS)               2000        1999       1998
Currently payable:
 Federal                 $  4,363   $  12,648   $  13,627
 State                        783       2,323       2,642
                         --------------------------------
                            5,146      14,971      16,269
Deferred:
 Federal                      394        (348)     (1,002)
 State                        116         (88)       (190)
                         --------------------------------
                              510        (436)     (1,192)
                         --------------------------------
Total                    $  5,656   $  14,535   $  15,077
                         ================================


   Net deferred tax assets are comprised of the following:


                                         YEAR ENDED JUNE 30

(IN THOUSANDS)                           2000       1999
Deferred compensation                 $ 3,052    $ 2,938
Accrued vacation and
 compensatory time                      1,418      1,723
Self-insured health care reserves         741        819
Allowance for doubtful accounts           356        332
Depreciation                               52        197
Other                                     180        395
                                      -------    -------
  Deferred tax assets                   5,799      6,404
Other                                    (110)      (205)
                                      -------    -------
  Deferred tax liabilities               (110)      (205)
                                      -------    -------
Net deferred tax assets               $ 5,689    $ 6,199
                                      ==================
Whereof:
 Current                              $ 2,541    $ 2,929
 Noncurrent                             3,148      3,270
                                      -------    -------
                                      $ 5,689    $ 6,199
                                      ==================


   The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income as a result of the following differences:



                                  YEAR ENDED JUNE 30

(IN THOUSANDS)               2000        1999       1998
Income tax at statutory
 federal rate               $5,445    $13,044    $13,190
State and local taxes,
 net of federal benefit        585      1,453      1,583
Other                         (374)        38        304
                            ----------------------------
Total tax provision         $5,656    $14,535    $15,077
                            ============================

I. COMMITMENTS

At June 30, 2000, aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:



(IN THOUSANDS)

Year ending June 30,         2001               $  5,351
                             2002                  4,184
                             2003                  3,696
                             2004                  2,270
                             2005                  1,680
                             Later                 2,150
                                                --------
Total minimum obligation                        $ 19,331
                                                ========



   Rent expense, primarily for office facilities, for the years ended June 30, 2000, 1999 and 1998 was $5,761,000, $5,879,000 and $4,900,000, respectively.

   The Company has compensation arrangements with its four senior executives and certain other employees which provide for certain payments in the event of a change of control of the Company.

   The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 15% of their pretax earnings, subject to IRS maximum contribution amounts. The Company makes matching contributions to the plan up to a specified percentage. The Company's contributions vest after the employee has completed seven years of service and for 2000, 1999 and 1998 amounted to approximately $1,389,000, $1,439,000 and
$1,347,000, respectively.

J. BUSINESS ACQUISITIONS

On April 25, 2000, the Company purchased an 80.1% interest in Sequoia NET.com for $43.5 million. To complete the transaction the Company utilized $30.5 million of its cash balances and drew down $13.0 million on its line of credit. Sequoia NET.com provides network installation and support services and other eBusiness services. Sequoia NET.com had net assets of $7.3 million on December 31, 1999 and reported $57.7 million in revenues with pretax profits of $3.8 million for the year then ended. The purchase of Sequoia NET.com has been accounted for under the purchase method of accounting. Accordingly, the assets

ANALYSTS INTERNATIONAL  25

acquired, including customer and employee-based intangibles are, subject to receipt of final valuation and audit reports, recorded at their fair values at the date of acquisition and amortized on a straight-line basis over periods expected to range from 3 to 18 years. The operations of Sequoia from April 25, 2000 through June 30, 2000, including revenue of $9.4 million, are included in the consolidated statement of income. After amortization of intangibles, Sequoia's operations had no effect on consolidated results of operations. The excess of the purchase price over the fair value of the assets is being amortized on a straight-line basis over 18 years.

   The following represents the pro forma operating results for the Company assuming the acquisition of SequoiaNET.com had occurred on July 1, 1998:


(IN THOUSANDS EXCEPT
PER SHARE AMOUNTS)      2000                 1999

                  AS REPORTED  PRO FORMA   AS REPORTED   PRO FORMA
Total Revenues       $558,731   $608,029      $620,156    $672,217
Net Income              9,788      9,938        22,733      20,117
Earnings per
 share (diluted)          .43        .44          1.00         .88


   On November 6, 1998, the Company acquired specific assets and assumed certain liabilities of Enterprise Solutions, Inc., a Minneapolis, Minnesota-based provider of software services. On February 26, 1999, the Company acquired all of the assets of Real World Training Systems LLC, a Phoenix, Arizona-based provider of software services. The amount paid in connection with these purchases was approximately $4.2 million which was paid with internal funds. These acquisitions were accounted for by the purchase method of accounting. Accordingly, the assets acquired, including primarily accounts receivable and property and equipment, were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired was recorded as goodwill and is being amortized on a straight-line basis over periods of 3 to 12 years.

INDEPENDENT AUDITORS' REPORT


SHAREHOLDERS AND BOARD OF DIRECTORS

ANALYSTS INTERNATIONAL CORPORATION

MINNEAPOLIS, MINNESOTA



We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiaries (the Company) as of June 30, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Minneapolis, Minnesota
August 21, 2000

ANALYSTS INTERNATIONAL  26

REPORT OF MANAGEMENT

The consolidated financial statements of Analysts International Corporation published in this report were prepared by company management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the statements.

     Analysts International maintains internal controls adequate to provide reasonable assurance its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. The structure is enforced by written policies and procedures, internal audit activities and a qualified financial staff.

     Our independent auditors, Deloitte & Touche LLP, provide an objective independent review by audit of Analysts International's consolidated financial statements and issuance of a report thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America.

     The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to appraise the adequacy and effectiveness of the audit functions, internal controls and quality of our financial accounting and reporting.

/s/ Frederick W. Lang            /s/ Marti R. Charpentier

Frederick W. Lang                Marti R. Charpentier
Chairman and Chief               Vice President,
Executive Officer                Finance and Treasurer

STOCK DATA



                                                                           TRAILING
                                  MARKET RANGE               DIVIDEND      12-MONTH
                                HIGH       LOW      CLOSE    DECLARED     P/E RATIO
FISCAL 2000
Fourth Quarter                 $12.94     $ 7.75    $11.13      $.10          26
Third Quarter                   15.50       9.38     12.88       .10          21
Second Quarter                  12.94       8.63     12.50       .10          16
First Quarter                   15.94       9.88     14.13       .10          16

FISCAL 1999
Fourth Quarter                 $17.19     $ 9.38    $14.38      $.10          14
Third Quarter                   19.75      10.63     11.50       .10          11
Second Quarter                  29.00      13.25     19.25       .10          19
First Quarter                   31.50      20.00     30.00       .10          29


The Company's common shares are traded on The Nasdaq Stock Market-Registered Trademark- under the symbol ANLY. As of August 21, 2000, there were approximately 1,300 shareholders of record and approximately 7,500 shareholders for whom securities firms act as nominees. The above table sets forth for the periods indicated the market prices for the Company's common stock as reported by Nasdaq, dividends declared and the trailing 12-months closing price/earnings ratio for each quarterly period.

The Board of Directors has adopted a policy of declaring regular quarterly dividends subject to favorable earnings and cash flow. Accordingly, the Company declared quarterly dividends of $.10 a share in fiscal 2000 and $.10 a share in fiscal 1999. On August 22, 2000, the Board of Directors declared a quarterly cash dividend of $.10 a share.

ANALYSTS INTERNATIONAL  27

FIVE YEAR FINANCIAL SUMMARY

                                                                             FISCAL YEAR

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)     2000           1999          1998              1997*           1996*
Professional services revenues:
  Provided directly                          $   420,140     $   480,790      $  454,339       $  344,790       $  267,317
  Provided through sub-suppliers                 138,591         139,366         133,072           94,756           62,227
                                             ------------------------------------------------------------------------------
    Total revenues                               558,731         620,156         587,411          439,546          329,544
Salaries, contracted services
 and direct charges                              452,334         486,816         457,318          340,483          252,518
Non-operating income, net                            132           1,230           1,299            1,045            1,027
Income before income taxes and
  minority interest                               15,557          37,268          37,687           27,210           20,739
Income taxes and minority interest                 5,769          14,535          15,077           10,829            8,321
                                             ------------------------------------------------------------------------------
Net income                                         9,788          22,733          22,610           16,381           12,418
Total assets                                     192,144         186,216         132,661          105,370           81,445
Long-term liabilities                             41,739          27,534           7,171            6,444            5,996
Shareholders' equity                              99,053          98,014          82,994           66,104           53,718
Per share data:
  Net income (basic)                                 .43            1.01            1.01              .74              .57
  Net income (diluted)                               .43            1.00             .99              .73              .56
  Cash dividends                                     .40             .40             .31              .24              .20
  Shareholders' equity                              4.38            4.35            3.70             2.97             2.44
Average common shares outstanding             22,583,000      22,524,000      22,376,000       22,095,000       21,852,000
Average common and common
 equivalent shares outstanding                22,624,000      22,732,000      22,829,000       22,544,000       22,221,000
Number of personnel                                4,800           4,900           5,300            4,650            3,770


*PER SHARE DATA AND AVERAGE SHARES OUTSTANDING WERE RESTATED FOR THE EFFECT OF THE 3-FOR-2 COMMON STOCK SPLIT IN THE FORM OF A 50% STOCK DIVIDEND PAID DECEMBER 3, 1997.

QUARTERLY REVENUES AND INCOME


(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                              FIRST          SECOND          THIRD           FOURTH
                                             QUARTER         QUARTER        QUARTER          QUARTER           ANNUAL
FISCAL 2000

Total revenues                          $   149,045     $   138,869      $  132,455       $  138,362       $  558,731
Income before income taxes and
  minority interest                           6,190           3,828           2,803            2,736           15,557
Income taxes and minority interest            2,414           1,494           1,073              788            5,769
Net income                                    3,776           2,334           1,730            1,948            9,788
Net income per share (basic)                    .17             .10             .08              .09              .43
Net income per share (diluted)                  .17             .10             .08              .09              .43


FISCAL 1999

Total revenues                          $   158,464     $   152,986      $  154,128       $  154,578       $  620,156
Income before income taxes                   10,193           8,136           9,357            9,582           37,268
Income taxes                                  4,067           3,175           3,652            3,641           14,535
Net income                                    6,126           4,961           5,705            5,941           22,733
Net income per share (basic)                    .27             .22             .26              .26             1.01
Net income per share (diluted)                  .27             .22             .25              .26             1.00


ANALYSTS INTERNATIONAL  28

REGIONAL, BRANCH AND FIELD OFFICES

             [MAP]

ANALYSTS INTERNATIONAL  29


BOARD OF DIRECTORS

Frederick W. Lang
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Michael J. LaVelle
PRESIDENT AND CHIEF OPERATING OFFICER

Victor C. Benda
RETIRED PRESIDENT AND CHIEF OPERATING OFFICER OF THE COMPANY

Willis K. Drake
RETIRED CHAIRMAN OF THE BOARD
DATA CARD CORPORATION

Margaret A. Loftus
PRINCIPAL, LOFTUS BROWN-WESCOTT, INC.

Edward M. Mahoney
RETIRED CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
FORTIS INVESTORS, INC. AND FORTIS ADVISERS, INC.

Robb L. Prince
RETIRED VICE PRESIDENT AND TREASURER
JOSTENS, INC.


OFFICERS

Frederick W. Lang
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Michael J. LaVelle
PRESIDENT AND CHIEF OPERATING OFFICER

Sarah P. Spiess
EXECUTIVE VICE PRESIDENT

Paulette M. Quist
SENIOR VICE PRESIDENT,
NATIONAL BUSINESS PRACTICES

Marti R. Charpentier
VICE PRESIDENT, FINANCE AND TREASURER

John D. Bamberger
CHIEF EXECUTIVE OFFICER,
SEQUOIA NET.COM AND
VICE PRESIDENT

Thomas R. Mahler
SECRETARY AND GENERAL COUNSEL

Colleen M. Davenport
ASSISTANT SECRETARY AND
ASSOCIATE GENERAL COUNSEL

Charles E. Jones
ASSOCIATE GENERAL COUNSEL

David J. Steichen
CONTROLLER AND ASSISTANT  TREASURER

Richard J. Chiappetta
VICE PRESIDENT, CENTRAL REGION

Philip P. Colligan
VICE PRESIDENT, EASTERN REGION

Susan B. Furlow
VICE PRESIDENT, NORTH CENTRAL REGION

Richard W. Gilman
VICE PRESIDENT, SOUTHERN REGION

Alan C. King
VICE PRESIDENT, WESTERN REGION

Gary D. Mosley
VICE PRESIDENT, SOUTHWEST REGION


CORPORATE INFORMATION

10-K AVAILABLE
A copy of the Company's 2000 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at:
Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 55435-3000

STOCK TRANSFER AGENT
State Street Bank & Trust Company
c/o EquiServe Limited Partnership
P.O. Box 8200
Boston, Massachusetts 02266-8200
Shareholder Inquires:
1-800-426-5523
www.equiserve.com

EXPECTED DIVIDEND PAYMENT DATES
November 15, 2000
February 15, 2001
May 15, 2001
August 15, 2001

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Minneapolis, Minnesota

ANNUAL MEETING
The 2000 Annual Meeting of Shareholders will be held on November 1, 2000 at 3 p.m. at the Edina Country Club, 5100 Wooddale Avenue, Edina, Minnesota.

QUARTERLY REPORTS
Analysts International Corporation mails quarterly earnings releases to registered shareholders.

WORLD WIDE WEB ADDRESS
www.analysts.com

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