Form 10-K, Exhibit 13
period 2002-12-28
ANALYSTS INTERNATIONAL CORP
filed 2003-03-24
CIK 6292

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

ANALYSTS INTERNATIONAL Annual Report

2 0 0 2

[ New realities] > New Strategies

Traditional Values

Forward Looking Statements

        The statements contained in the letter from the CEO and the President and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are not strictly historical fact, including without limitation, statements relating to the need of current and prospective customers for our services and our ability to retain and/or win that business, the effects of competition and our ability to respond to competitive and market conditions, our success in retaining and placing qualified professional staff, our ability to balance changes in billing and labor rates and to control other employee-related and operating costs (our ability to maintain gross margin levels), our ability to comply with the terms of our credit agreement and our working capital requirements and our ability to achieve and maintain profitability are forward looking statements made under the safe harbor provision of the Private Securities Litigation Reform Act. Words such as "believes," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Such statements are based on management's current expectations as of the date of this document but involve risks, uncertainties and other factors which could cause actual results to differ materially from those contemplated by such forward looking statements. Investors are cautioned to consider these forward looking statements in light of important factors including, but not limited to, the risk factors discussed below, which may result in variations from results contemplated by such forward looking statements.

Financial Highlights

	Year Ended December 28, 2002	Year Ended December 31, 2001
(Dollars in thousands, except for per share amounts)		(unaudited)
Professional services revenues:
Provided directly	$327,582	$411,387
Provided through subsuppliers	98,578	140,340

Total revenues	426,160	551,727
Loss before income taxes and cumulative effect of change in accounting principles	(5,748)	(2,764)
Net loss	(21,031)	(2,980)
Per share of common stock:
Net loss (diluted)	(.87)	(.12)
Shareholders equity	2.90	3.76
Dividends declared	.00	.10
Average common and common equivalent shares outstanding	24,198	24,196
Number of personnel	3,200	3,800
Current ratio	2.08	1.18
Working capital	$35,705	$16,622

To Our Shareholders

        Analysts International ended 2002 poised and positioned to capitalize on the opportunities that continue to exist in the markets we serve. We significantly strengthened our financial position, reduced expense and staffing levels to respond to the continued sluggish demand for IT services, achieved increasing balance between staffing services and business solutions revenue, and embarked on a strategy to capture the market share that will drive our future growth.

        We ended the year in a much stronger financial position than we had at the beginning. The completion—during the first half of the year—of the sale of our headquarters building, the retirement of most of our long-term debt and the successful restructuring of our credit facility, gave us not only a much stronger balance sheet, but also allowed us to focus senior management's attention on improving operating performance and executing a strategy for long-term profitable growth.

        Revenue for the year was $426 million, down from $552 million in fiscal year 2001, and included a decline of 20% in revenue from services we supply directly to customers and a revenue decline of 30% in services provided by sub-suppliers. On a fully diluted per share basis, the net loss for the year ended December 28, 2002, was 87 cents per share, compared with a loss of 12 cents per share last year.

        During the year, we also completed numerous programs to realign expenses and lower our fixed costs and made good progress in achieving a more balanced business mix. During the second half of 2002 our business mix was nearly equal between business solutions/infrastructure services and staffing.

        In April of 2002, our Chairman and founder, Fred Lang retired as CEO. From the inception of Analysts International in 1966, Fred Lang provided the leadership that fueled and sustained the growth of the company and we are enormously grateful for his vision, values, wisdom and continuing contributions as Chairman of the Board. Following Fred's retirement, I was appointed to succeed him as CEO and John D. Bamberger was elected Executive Vice President and Chief Operating Officer. John Bamberger is providing the quality leadership we anticipated and has revitalized our entrepreneurial spirit. During the year we added John T. Paprocki to our management team as Chief Financial Officer. He is a highly experienced financial executive and has made important contributions to the effectiveness of our finance and administrative areas and has added his talent and perspective to the formulation of our business strategies for 2003 and beyond. Along with the continuing important contributions of Penny Quist, our Senior Vice President of Strategy and Business Development, and Colleen Davenport, our Secretary and General Counsel, Analysts International has a strong, experienced and talented senior management team.

[PHOTO]
Michael J. LaVelle
 President and Chief Executive Officer

        This team, coupled with our solid financial position and top quality work force form three important pillars upon which to base our strategy for future growth. While it has been a popular exercise over the past three years to forecast economic recovery, or a return to the robust levels of IT spending that we witnessed in the late 1990's, we believe it is imperative to build Analysts International's future business based on an assumption of no significant increases in demand within the IT industry through 2006. Therefore, to improve our performance, restore profitability and provide for long-term growth, we are focusing our considerable management resources—throughout the organization—on increasing market share. We have already implemented plans to tighten and refine our operating model, drive increased long-term sales growth in the services we provide directly through improved sales management programs, and achieve improved recruiting productivity.

        With a committed and focused management team, financial strength, and a thoroughly studied vision of the opportunities that already, or will, exist in our industry, we believe that we can achieve profitability in 2003, even with a reduction in revenue from the 2002 total. This lower revenue expectation results primarily from the continued reduction in service provided by sub-suppliers—the least profitable of our revenue sources.

        In striving to achieve our long-term vision of profitable growth, we will continue to rely on the dedicated contributions of our employees and management, and their commitment to excellence, integrity and innovation. With this strong and highly experienced organization, we are confident in our ability to provide the service and solutions excellence that our customers deserve and believe we will produce results that will reward our shareholders over the long term.

Sincerely,

/s/  MICHAEL J. LAVELLE

Michael J. LaVelle
 President and Chief Executive Officer

A Tribute

        In 2002, Fred Lang, founder of Analysts International, announced that he would step down as the Company's Chief Executive Officer, a role that he had filled for 36 years. His decision to retire as CEO, but remain the Chairman of our Board of Directors, not only signaled a significant change for Analysts International but also marked the end of an era in the IT industry.

        Fred Lang is a true pioneer. In an industry known for change and for visionary thinking, he managed change, technological advances and a growing, dynamic company for nearly four decades—more than a dozen lifetimes in the accelerated time frame that characterizes our volatile industry.

        When he founded the Company in his Minnetonka Beach carriage house, he did so with three values as the bedrock for the way we would build the business: excellence, integrity and innovation. Those three values remain the foundation of Analysts International today.

        Today Analysts International is an established leader in the network infrastructure marketplace, a formidable player in e-solutions and a pioneer in full service staffing, with clients ranging from global Fortune 50 companies to mid-tier industry leaders. We are a leading company because of the vision and values of our founding leader. We wish Fred the very best. We sincerely appreciate and treasure the leadership he has given and we are excited about the role he will continue to play.

[PHOTO]
Frederick W. Lang
 Founder

        After a prolific 33-year career with Analysts International, Sarah Spiess retired as Executive Vice President in December of 2002. Throughout her tenure, Sarah was an integral part of an ever-changing technology services company and marketplace. As the need for hardware, software and consulting services grew into the major industry that we call Information Technology, Sarah helped to shape the people and processes that allowed many companies to discover how computers could do more for their business than just keep the books.

        Sarah began her career at Analysts as a program analyst and project manager. She continued to take on greater roles of responsibility, managing branches and entire regions, and eventually took a place in executive management, guiding the company's overall business strategy and implementation. Sarah's unique contribution as a mentor of up-and-coming technology consultants was both meaningful to her and important to the prosperity of Analysts. She touched many professional lives during her career and contributed to their individual achievements as well as the overall success of the company.

        Analysts International has become a significant leader in a competitive IT marketplace due in part to Sarah's commitment and leadership. Though we were sad to see her go, we are grateful for Sarah's valuable contributions to Analysts and the IT industry, and wish her well.

[PHOTO]
Sarah P. Spiess
 Leader, Mentor, Friend

The Company

        Analysts International is a leading diversified IT services and staffing company. Building on more than 35 years of industry experience, Analysts is an established leader in what is now a rapidly evolving industry. Analysts International is deeply rooted in the IT community, and its expertise is sought and utilized by companies across all industries. Working from a long-established base of organizational and financial strength, the Company has rebalanced its business mix to fit the changing shape of the IT marketplace.

PROVEN INDUSTRY EXPERTISE

        Analysts' expertise and experience is in assisting businesses with the application of IT products, services and talent. The Company helps its clients look ahead to their own tomorrows by bringing them the technology they can use in real and functional ways: giving doctors mobile, handheld access to patient information; developing and implementing network and infrastructure systems applications that connect law enforcement officials to respond faster and be more informed; and working with the latest in security software to help avert the threat of terrorism.

        Lines of business include the Sequoia Services Group, which provides business solutions and network infrastructure services, the Managed Services Group, which provides a comprehensive range of outsourced business functions; and IT Supplemental Resources, which provides highly skilled resources for supporting a client's IT staffing needs.

        Analysts International has a proven record of performance and has received numerous awards for its work. ComputerWorld has named the Company one of the best 100 places for IT professionals to work. Microsoft Corporation has named Analysts International its worldwide winner of the top IT Infrastructure Solution. This past year, an Analysts project director was recognized by Microsoft as one of only 13 worldwide Most Valuable Professionals (MVP) for Microsoft's ASP.NET product.

FORWARD-LOOKING BUSINESS STRATEGY

The Business Has Changed

        The way customers purchase and deploy IT services and solutions has irrevocably changed. The future of IT Services is not just what is being offered, but how it is being offered and to whom. Analysts International has responded by restructuring the way its services are bundled, marketed, delivered and evaluated.

        The Company's management has identified significant shifts in the marketplace that will require change throughout the IT industry, but will also present significant opportunity

[New realities]

        > New Strategies

for future growth, especially for those companies who embrace and understand the forces of change.

        These marketplace shifts exist in large part because the Internet has enabled consumers to reach a huge supplier and service base, effectively driving down prices and making global commerce not only practical, but desirable. Procurement management has emerged as a priority and as a powerful function for most major customers. These capabilities, coupled with a great deal of disenchantment with the results of customer IT investments in the late 1990's have brought pricing pressure throughout the industry and commoditized much of the business.

        In conducting its market analysis, the Company used available industry research, internal resources and outside consultants to analyze the middle marketplace, the competition and overall trends in globalization and pricing. As a part of the process the Company's management also reviewed each line of its business, products and performance to identify strengths and weaknesses. In each of the lines of business the Company will continue to focus on the more efficient delivery of services.

The Need to Gain Market Share

        Analysts International expects to implement tactical plans for 2003 that continue to tighten and refine its operating model, focus on driving increased sales through improved sales management and drive higher recruiting productivity using the improved reporting now available from the new resource management system, installed and deployed in 2002. The Company believes these initiatives focus on gaining market share and are expected to help the it meet its business forecasts for 2003. Strategic plans focusing on implementing fundamental changes in the business model to incorporate advanced technology, new business concepts and global capabilities have also been initiated.

The Objectives for 2003

        The Company's objectives for 2003 are directed toward successfully responding to the new business realities within the IT industry, targeting and seizing new business opportunities through innovative adaptation of technology and gaining industry leadership. Specifically, management will focus on four key objectives:

  1)
  Developing a low cost staffing delivery model;

  2)
  Becoming the service provider and employer of choice to the IT consulting community;

  3)
  Targeting the delivery of services internationally to expand the Company's reach within the existing customer base; and

  4)
  Developing channel sales partners to drive new business opportunities.

Traditional Values

Objectives One and Two

        Developing a low cost staffing delivery model in the industry and becoming the service provider, agent and employer of choice to the IT consulting community …

        The relationship between staffing firms and contractors has changed. Staffing resources are now acquired as a commodity and therefore the sale is price driven. Current industry business models do not adequately reflect this new relationship.

        In 2003 Analysts International intends to implement business models that support the contracting community and reflect its role as service provider. The model will be designed to provide a lower cost delivery to the customer, more benefits to the consultant, more profitability to Analysts, and will foster relationships with the consultant that are open and lasting.

Objective Three

        Targeting the delivery of our services internationally to expand Analysts' reach within its existing customer base …

        Most major companies are now seeking vendors who have offshore capabilities. In order to meet this requirement and improve its competitiveness in staffing, solutions and outsourcing, in 2003 Analysts International will select an offshore partner. With this partner, Analysts International believes it will be able to provide its customers all of the benefits of the offshore relationship: highly skilled, cost effective services.

Objective Four

        Developing channel sales partners to drive new business opportunities …

        Many small to mid-sized staffing companies have a need to supply expanded service offerings to their clients and to find a way to meet the needs of clients with a national presence. This is the case since most of these small to mid-sized firms have geographical limitations. The potential for Analysts International to allow these companies to sell its services is great. In 2003 the Company intends to develop plans to pilot this concept with selected partners.

* * * *

        Analysts International's management believes that its 2003 objectives are focused on adapting to the new business realities outlined above, targeted at seizing new opportunities through innovative adaptation of technology and designed to sustain industry leadership and enhance shareholder value.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that involve significant judgments and uncertainties and potentially result in materially different outcomes under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

Revenue Recognition

        We recognize revenue for our staffing business and the majority of our business solutions and infrastructure business as services are performed or products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

        In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement where by we agree to retain only a fixed portion of the amount billed to the client, to cover our management and administrative costs, the amount billed to the client is classified as subsupplier revenue. All revenue derived from services provided by our employees or other independent contractors working directly for us is recorded as direct revenue.

        We generally do not enter into fixed price engagements.

        In all of our services, risk associated with client satisfaction exists. Although management feels these risks are adequately addressed by our adherence to proven project management methodologies and other procedures, the potential exists for future revenue charges relating to unresolved issues.

Bad Debt

        Each accounting period, we determine an amount to be set aside to cover potentially uncollectable accounts. Our determination is based upon an evaluation of accounts receivable for risk associated with a client's ability to make contractually required payments. These determinations require considerable judgment in assessing the ultimate potential for collection of these receivables and include reviewing the financial stability of the client, the client's willingness to pay, and current market conditions. If our evaluation of a client's ability to pay is incorrect, we may incur future charges.

Goodwill and Intangible Impairment

        We evaluate goodwill and other intangible assets on a periodic basis. This evaluation relies on assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions change, we may be required to recognize impairment charges.

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." In accordance with the provisions of SFAS No. 142, effective January 1, 2002 we ceased amortization of certain intangible assets including goodwill. Intangible assets with definite useful lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Also in conjunction with the adoption of the provisions of SFAS No. 142, we recorded a goodwill impairment charge during the second quarter of $16.389 million. This impairment was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002, and therefore did not impact operating income.

Deferred Taxes

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between reported income and income considered taxable by the taxing authorities. SFAS No. 109 also requires the resulting deferred tax assets to be reduced by a valuation allowance if some portion or all of the deferred tax asset is not expected to be realized. Based upon taxable income during the three years ended December 28, 2002, and estimates of future taxable income, we expect our deferred tax assets, net of the established valuation allowance, will be fully realized in the future. If actual future taxable income is less than we anticipate from our estimates, we may be required to record a valuation allowance against our deferred tax assets resulting in additional income tax expense which will be recorded in our consolidated statement of operations.

Benefit Accruals

        Each accounting period we estimate an amount to accrue for medical costs incurred but not yet reported (IBNR) under our self-funded employee medical insurance plans. We base our determination on an evaluation of past rates of claim payouts and trends in the amount of payouts. This determination requires significant judgment and assumes past patterns are representative of future payment patterns. A significant shift in usage and payment patterns within our medical plans could necessitate significant adjustments to these accruals in future accounting periods.

Restructuring

        We recorded a restructuring charge and reserves associated with restructuring plans approved by management in December 2000. The remaining reserve consists of an estimate pertaining to real estate lease obligations. Factors such as the ability to obtain subleases, the creditworthiness of sublessees, and the ability to negotiate early termination agreements with lessors could materially affect this real estate reserve. At December 28, 2002 we had successfully sub-leased or terminated all but one of the spaces included in our restructuring accrual. While we believe our current estimates regarding lease obligations are adequate, our inability to sublet the remaining space, or obtain payments from sublessees could necessitate significant adjustments to these estimates in the future.

Results of Operations, Year Ended December 28, 2002 vs. Year Ended December 31, 2001

        The following table illustrates the relationship between revenue and expense categories along with a count of employees and technical consultants for the fiscal years ended December 28, 2002 and December 31, 2001. The table provides guidance in our explanation of our operations and results.

	Year Ended December 28, 2002		Year Ended December 31, 2001		Increase (Decrease)
	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
(dollars in thousands)
Professional services revenue:
Provided directly	$327,582	76.9%	$411,387	74.6%	$(83,805)	(20.4)%	2.3%
Provided through subsuppliers	98,578	23.1	140,340	25.4	(41,762)	(29.8)	(2.3)

Total revenue	426,160	100.0	551,727	100.0	(125,567)	(22.8)	.0
Salaries, contracted services and direct charges	353,715	83.0	457,706	83.0	(103,991)	(22.7)	.0
Selling, administrative and other operating costs	73,694	17.3	87,909	15.9	(14,215)	(16.2)	1.4
Amortization of goodwill and other intangible assets	785.2		3,212.6		(2,427)	(75.6)	(.4)
Loss on sale of corporate headquarters building	1,860.4		—	—	1,860	100.0	.4
Non-operating income	(122)	.0	(247)	.0	125	(50.6)	.0
Loss on Investment	190.0		3,012.5		(2,822)	(93.7)	(.5)
Interest Expense	1,042.2		2,899.5		(1,857)	(64.1)	(.3)
Loss on debt extinguishment	744.2		—	—	744	100.0	.2
Cumulative effect of change in accounting for goodwill	16,389	3.9	—	—	16,389	100.0	3.9

Loss before income taxes	(22,137)	(5.2)	(2,764)	(.5)	(19,373)	(700.9)	(4.7)
Income taxes (benefit) and minority interest	(1,106)	(.3)	216.0		(1,322)	(612.0)	(.3)

Net loss	$(21,031)	(4.9)%	$(2,980)	(.5)%	$(18,051)	(605.7)%	(4.4)%

Personnel:
Management and Administrative	450		600		(150)	(25.0)%
Technical Consultants	2,750		3,200		(450)	(14.1)%

        During fiscal year 2002, as compared to 2001, a greater percentage of our revenue was derived from direct billings. This was due principally to a $59 million decrease in revenue from Qwest, most of which had been provided through subsuppliers. The large decrease with this single client was partially offset by the addition of a new managed services client. Our subsupplier revenue is mainly pass-through revenue with associated fees providing minimal profit.

        Direct revenue decreased in 2002 compared to 2001 primarily as a result of a 14.1% decrease in technical consultants. This decrease is reflective of the overall slowness in the economy which has resulted in an overall reduction in spending for the IT services we provide. Additionally, we experienced a 7% decrease in our average bill rate due to pricing pressures imposed by our clients. As demand for the services our industry provides has declined, certain clients have taken the opportunity to demand pricing concessions and we have had to concede lower prices to retain our relationship with these clients.

        Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. Comparing fiscal year 2002 to 2001, these expenses did not change as a percentage of revenue. We have been successful at managing our direct labor rates downward in response to decreasing bill rates. We have been able to do this by passing billing rate decreases through to our consultants in the form of labor rate decreases where possible and increasing productivity levels of our billable technical staff. The shifting of our revenue mix to include more direct revenue, with better margins, and less low margin subsupplier revenue also played a role in keeping this category of expense, as a percentage of revenue, constant. Excluding the revenue and cost associated with subsupplier revenue, this category of expense as a percentage of revenue increased from 77.1% in 2001 to 77.9% in 2002. Although we continuously attempt to control the factors which affect this category of expense, there can be no assurance we will be able to maintain or improve this level.

        Selling, administrative and other operating (SG&A) costs include commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 22.6% of direct revenue for fiscal year ended 2002, up from 21.4% for the comparable period in 2001. Although SG&A costs increased as a percentage of direct revenue, these costs were reduced by $14 million in 2002 over the prior fiscal year. This decrease is the result of our ongoing efforts to manage costs downward as demand for our services decline. We have managed these costs downward primarily by reducing discretionary spending for non-billable travel, imposing wage freezes on administrative and management personnel, eliminating office space where possible, and by reducing the number of non-technical personnel we employ. We are committed to continuing to manage this category of expense to the right level for our company, however, there can be no assurance this category of cost will not increase as a percentage of income if our headcount continues to decline.

        Amortization of goodwill and intangible assets decreased in the twelve months ended December 28, 2002 as a result of the adoption of SFAS No 142, "Accounting for Goodwill and Other Intangibles," at the beginning of 2002. SFAS No. 142 requires companies to no longer amortize purchased goodwill and indefinite lived intangible assets but instead to test such assets for impairment at least annually.

        In 2002 we sold our corporate headquarters building, incurring a loss of $1.9 million. Net proceeds of $16.4 million were used to reduce the balance on our line of credit. The Company remains a major tenant in the building following the sale.

        Non-operating income, consisting primarily of interest income, declined during the twelve months ended December 28, 2002 due to carrying minimal cash reserves as required by our new line of credit.

        A $3.0 million loss was recorded during 2001 relating to a 1999 equity investment in a privately held Minneapolis-based software company specializing in the storage and transmission of high volume data.

        During 2002 we wrote off a $190,000 equity investment we had made during 2000. The market value of this security had declined significantly and we deemed the decline in value to be other than temporary. We disposed of this security prior to December 28, 2002.

        The decrease in interest expense resulted primarily from lower debt levels during 2002. Debt levels declined during 2002 primarily as a result of using proceeds from the sale of our corporate headquarters building to reduce debt and a decreased need to borrow to support accounts receivable. As our revenue, and accordingly, our receivable balance declined throughout the year, the cash collected from accounts receivable was used to reduce debt. Also effecting interest expense for the year was the reduction of the interest rate we pay from 9% on the old debt instruments to prime plus .75% on the current line of credit.

        We completed the restructuring of our credit facility with GE Capital in 2002. Upon the refinancing of our debt, we recorded a loss on extinguishment of debt of $744,000 primarily related to make-whole payments associated with our 1998 Note Purchase Agreement and the write-off of costs associated with previous financings.

        We adopted the full provisions of SFAS No. 142 in 2002 and recorded an impairment charge of approximately $16.4 million. SFAS No. 142 requires companies to no longer amortize purchased goodwill but instead to test such assets for impairment at least annually. Based on the impairment tests, we reduced the carrying value of goodwill for our infrastructure reporting unit to its implied fair value. The impairment was required because economic conditions at the time of testing reduced the estimated future expected performance for this reporting unit. Following the initial adoption of SFAS No. 142, at least annually, we are required to test our remaining goodwill for impairment. We will perform these tests as of January 1, 2003. While we do not expect to record any impairment as a result of these tests, we expect the fair values of the infrastructure and the solutions reporting units to approximate the carrying value of these reporting units. Any significant deterioration in the outlook for these reporting units could result in future impairment of the associated goodwill. See footnote "K" to the consolidated financial statements for further discussion of our adoption of SFAS No. 142.

        We recorded an income tax benefit of $1.1 million during the twelve months ended December 28, 2002. This is reflective of an overall tax benefit rate of only 5.0%. As a result of our continuing losses and our estimates of future taxable income, during 2002, we deemed it appropriate to establish reserves against the significant deferred tax assets created by the write-off of goodwill and our continuing net operating losses. Accordingly, we established reserves of $7.1 million during 2002. The establishment of these reserves has the effect of reducing our recorded tax benefit. We recorded an income tax expense of $216,000 during the twelve months ended December 31, 2001 in spite of the $2.8 million pre-tax loss. The 2001 pre-tax loss included the loss of the investment of $3.0 million which represented a capital loss for tax purposes. We do not expect to generate capital gains to enable us to utilize this capital loss during the carry-forward period, and accordingly, no tax benefit was recorded for that loss.

        As a result of the factors discussed above, we reported a net loss in the twelve months ended December 28, 2002 of $21.0 million compared with a net loss of $3.0 million for the comparable period of 2001.

        The decrease in technical consultants is reflective of the overall slowness in the economy which has resulted in an overall reduction in spending for the IT services we provide. Administrative and management personnel decreased as a result of our continuing efforts to contain our operating costs.

Results of Operations, Year Ended December 31, 2001 vs. Year Ended December 31, 2000

        The following table illustrates the relationship between revenue and expense categories along with a count of employees and technical consultants for the two years ended December 31, 2001 and 2000. The data in the table are explained in detail in the discussion of our operations and results which follows.

	Year Ended December 31, 2001		Year Ended December 31, 2000		Increase (Decrease)
	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
(dollars in thousands)
Professional services revenue:
Provided directly	$411,387	74.6%	$430,213	76.9%	$(18,826)	(4.4)%	(2.3)%
Provided through subsuppliers	140,340	25.4	128,944	23.1	11,396	8.8	2.3

Total revenue	551,727	100.0	559,157	100.0	(7,430)	(1.3)	—
Salaries, contracted services and direct charges	457,706	83.0	456,250	81.6	1,456.3		1.4
Selling, administrative and other operating costs	87,909	15.9	96,252	17.2	(8,343)	(8.7)	(1.3)
Amortization of goodwill and other intangible assets	3,212.6		2,064.4		1,148	55.6	.2
Restructuring charges	—	—	7,000	1.2	(7,000)	(100.0)	(1.2)
Non-operating income	(247)	.0	(391)	.0	(144)	(36.8)	.0
Loss on investment	3,012.5		—	—	3,012	100.0	.5
Interest Expense	2,899.5		2,376.4		523	22.0	.1

(Loss) income before income taxes and minority interest	(2,764)	(.5)	(4,394)	(.8)	1,630	37.1	.3
Income taxes (benefit) and minority interest	216.0		(1,770)	(.3)	1,986	112.2	.3

Net (loss) income	$(2,980)	(.5)%	$(2,624)	(.5)%	$(356)	(13.6)%	.0%

Personnel:
Management and Administrative	600		800		(200)	(25.0)%
Technical Consultants	3,200		3,950		(750)	(19.0)%

        During 2001, the make up of our revenue shifted so that a greater percentage of our revenue was derived from our use of subsuppliers. This shift resulted from increased levels of activity with our largest managed services accounts, Qwest and Chevron, and increased usage of subsupplier partners on other large accounts. Our subsupplier revenue is mainly pass-through revenue with associated fees providing minimal profit.

        Direct revenue decreased in 2001 compared to 2000 primarily due to a 15% decrease in billable hours. This decrease in billable hours was the result of increased competition in the area of supplemental staffing, an industry-wide slowdown and the general state of the economy. Our average bill rate increased from 2000 to 2001, partially offsetting the decrease in billable hours.

        Salaries, contracted services and direct charges primarily represent our direct labor costs. This category of expense as a percentage of revenue increased considerably from 2000 to 2001 primarily as a result of normal increases in direct labor rates which could not be passed on in the form of increased billing rates. Salaries, contracted services and direct charges for the period ended December 31, 2001 included approximately $1.8 million of increased benefit costs, while this category of expense during the period ended December 31, 2000 included approximately $3.0 million of unusual costs. These unusual costs consisted of compensation for terminations deemed not to be a part of the restructuring plan and costs of the change in our fiscal year. Excluding both revenue and labor costs associated with subsupplier contracts, this category of expense was 76.7% of revenue in the twelve-month period of 2001, and 75.4% in the comparable period of 2000.

        Selling, administrative and other operating (SG&A) costs include commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 21.4% and 22.4% of direct revenue during 2001 and 2000, respectively. The decrease in this category of costs resulted directly from our efforts to reduce costs through reorganization and through reduced labor costs for non-technical personnel, primarily by reducing personnel through our restructuring efforts. The $8.3 million decrease in SG&A is in part due to the fact that SG&A costs during the year ended December 31, 2000 included $4.9 million of unusual bad debt costs and consulting and travel costs associated with our restructuring initiatives.

        The increase in amortization of goodwill and intangible assets was a result of the purchase of Sequoia in April of 2000 and the amortization of the associated assets for a full year in 2001 versus eight months in 2000.

        We recorded a restructuring expense of $7.0 million in 2000, but had no such expense during 2001. During 2001, we paid $2.2 million of severance costs and $1.5 million associated with office closures and consolidations resulting from the restructuring. The remaining accrual at December 31, 2001 for office closures and consolidations was $2.6 million.

        Non-operating income, consisting primarily of interest income, decreased in 2001 due to a lower level of invested funds as compared to 2000.

        We recorded a $3.0 million loss during 2001 relating to an equity investment in a privately held Minneapolis-based software company specializing in the storage and transmission of high volume data.

        Interest expense increased during 2001 as a result of higher debt levels during 2001, primarily resulting from the use of cash to purchase Sequoia on April 25, 2000.

        We recorded an income tax expense of $216,000 during the twelve months ended December 31, 2001 in spite of the $2.8 million pre-tax loss, primarily due to the effect of items deducted to arrive at book income that are not deductible for tax purposes. This figure includes the loss of the investment of $3.0 million, which represents a capital loss for tax purposes. We do not expect to generate capital gains to enable us to utilize this capital loss during the carry-forward period. The effective tax benefit rate in the comparable period of 2000 was 38%.

        As a result of the factors discussed above, we reported a net loss in the twelve months ended December 31, 2001 of $3.0 million compared with a net loss of $2.6 million for the same period of 2000.

        Much of the overall decrease in personnel from 2000 to 2001 consisted of billable technical consultants; however, our administrative and management personnel decreased by 200 as a result of our reorganization and restructuring efforts.

Liquidity and Capital Resources

        The following table provides information relative to the liquidity of our business.

	12/28/02	12/31/01	Increase (Decrease)	Percentage Increase (Decrease)
(dollars in thousands)
Cash and Cash Equivalents	$54	$18,204	$(18,150)	(99.7)%
Accounts Receivable	59,776	83,322	(23,546)	(28.3)
Other Current Assets	8,848	9,309	(461)	(5.0)

Total Current Assets	$68,678	$110,835	$(42,157)	(38.0)
Accounts Payable	$18,966	$37,778	$(18,812)	(49.8)
Current Debt	324	41,000	(40,676)	(99.2)
Other Current Liabilities	13,683	15,435	(1,752)	(11.4)

Total Current Liabilities	$32,973	$94,213	$(61,240)	(65.0)
Working Capital	$35,705	$16,622	$19,083	114.8
Current Ratio	2.08	1.18	.90	76.3
Total Shareholders Equity	$70,166	$91,083	$(20,917)	(23.0)
Ratio of Debt to Equity	.00	0.45	(.45)	(100.0)%

        Subsequent to refinancing our debt in April of 2002, we applied all available cash and cash equivalents to pay down our line of credit. In May 2002, we sold our corporate headquarters building and applied the net proceeds of approximately $16.4 million to pay down our line of credit. The remaining $6.0 million reduction in our borrowings during 2002 is reflective of our commitment to tightly control our financial resources during these tough economic times. While our 2002 operations generated a loss of $4.6 million before the effect of adopting SFAS No. 142, we were able to generate cash earnings (earnings before depreciation, amortization and the loss on the sale of our corporate headquarters building) of $2.7 million in 2002. At the same time, we very tightly controlled capital spending, spending $3.2 million less in 2002 than in 2001. Finally, during 2002, as our business continued to slow, we devoted additional resources to ensure the timely collection of our receivables. This effort resulted in reducing our receivable days outstanding considerably, providing additional cash which we used to reduce our debt levels to near zero at December 28, 2002.

        The significant reduction in our accounts receivable balance during 2002 was partially offset by the significant decline in accounts payable which is reflective of the lower usage of subsuppliers. The current year increase in working capital is primarily the result of the proceeds received from the sale of our corporate headquarters building.

        Historically, we have been able to support internal growth in our business with internally generated funds. Our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement and receipt of fees billed to clients. Most recently, during fiscal year 2002 as revenues and payroll have declined, our need for working capital to support accounts receivable has also declined, resulting in a reduction in our need to borrow. When our revenue and payroll begin to grow again, we would expect our need for working capital to once again increase.

        During 2002, reduction of debt and associated borrowing costs was one of our top priorities. In pursuit of this priority, effective April 11, 2002, we consummated an asset-based revolving credit agreement with up to $55.0 million of availability. This borrowing facility reduced our cost of borrowing from 9% at the beginning of the year to prime plus .75%, or 5.00% at December 28, 2002. To reduce our cost of financing even further, we reduced the level of availability under this credit agreement to $45.0 million following the sale of our corporate headquarters building on May 15, 2002. Borrowings under the credit agreement are secured by all of our assets. We used an initial advance under the line of credit of $29.8 million to pay the outstanding balance of the senior notes ($19.1 million including make whole obligations), the outstanding balance on our previous line of credit ($10.3 million) and certain transaction expenses. Repayment of our senior notes resulted in a loss on the early extinguishment of debt of $744,000.

        The new revolving credit agreement requires us to take advances or pay down the outstanding balance on the line of credit daily. However, we can request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The daily advances on the line of credit bear interest at the Wall Street Journal's "Prime Rate" plus .75% while the fixed-term advances bear interest at the LIBOR rate plus 3.0%. The credit agreement requires the payment of a commitment fee of .50% of the unused portion of the line plus an annual administration fee of $50,000. The agreement restricts, among other things, the payment of dividends, establishes limits on capital expenditures and requires us to maintain a minimum accounts payable turnover ratio. We believe we will be able to continue to meet the requirements of the new agreement. The new credit agreement matures on April 10, 2005.

        During the twelve-month period ended December 28, 2002, we made capital expenditures totaling only $1.7 million compared to $4.9 million in the twelve month period ended December 31, 2001. These capital expenditures were funded with internally generated funds. We continue to tightly control capital expenditures to preserve working capital.

Commitments and Contingencies

        Office facilities are leased under non-cancelable operating leases. Minimum future obligations on these operating leases and amounts owing under the revolving credit facility, at December 28, 2002, are as follows (in thousands):

	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
Operating Leases	$6,774	$11,077	$7,461	$991	$26,303
Revolving credit facility (Line of Credit)	324				324

Total	$7,098	$11,077	$7,461	$991	$26,627

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) Nos. 141, "Business Combinations" and 142, "Goodwill and Other Intangible Assets." SFAS No. 141 was effective for all business combinations initiated after June 30, 2001, and has had no impact on our financial statements. SFAS No. 142 addresses how intangible assets should be accounted for. We initially adopted the full provisions of SFAS No. 142 in 2002 and recorded an impairment charge of $16.4 million. SFAS No. 142 requires companies to no longer amortize purchased goodwill but instead to test such assets for impairment at least annually. Based on the impairment tests, we reduced the carrying value of goodwill for our infrastructure reporting unit to its implied fair value. The impairment was required because economic conditions at the time of testing reduced the estimated future expected performance for this reporting unit.

        In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") and amends Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS 144 retains the fundamental provisions of FAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. We were required to adopt FAS 144 on January 1, 2002. The adoption of FAS 144 did not have a material impact on our consolidated balance sheet or results of operations.

        In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be classified as an extraordinary item. FAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. We adopted FAS 145 as of December 28, 2002, at which time we reclassified the loss resulting from the extinguishment of debt as a separate component in income from continuing operations. The adoption of FAS 145 did not have a material impact on our consolidated balance sheet or results of operations.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3. We will be required to adopt FAS 146 effective for any exit or disposal activities initiated after December 28, 2002. The adoption of FAS 146 is not expected to have a material impact on our consolidated balance sheet or results of operations.

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"), which amends Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of FAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after

December 15, 2002. The adoption of FAS 148 is not expected to have a material impact on our consolidated balance sheet or results of operations. We will provide the interim disclosures required by FAS 148 beginning in the first quarter of 2003.

        On April 25, 2000, we purchased an 80.1% interest in SequoiaNET.com, Inc. for $43.5 million. Effective December 29, 2000, we acquired the remaining 19.9% of SequoiaNET.com in exchange for common shares valued at $6.1 million and notes payable totaling $3.3 million. SequoiaNET.com, which provided network installation and support services and other eBusiness services, was merged into and now makes up a significant portion of our Infrastructure and Business Solutions practices of our Sequoia Services Group.

        We believe funds generated from our business and credit available under the new credit facility will be adequate to meet demands placed upon our resources by our operations and capital investments.

Market Conditions, Business Outlook and Risks to Our Business

        For the past three years, several market conditions have affected our industry. Increased price competition in the area of technical staff augmentation has created pressure on billable hourly rates, and clients have begun to request increasingly lower cost models for staff augmentation services. As a result, we encountered lower billing rates over the prior year. Management expects that clients will continue for the foreseeable future to request lower cost offerings for staff augmentation services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts and the use of off-shore resources. We are considering various low-cost staffing model alternatives, including relationships with e-procurement software vendors and offshore service providers, at least in partial response to these developments in the industry. We have also implemented new software and internet capabilities in our recruiting function.

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

        Staff augmentation continues to represent more than half of total revenues (revenue from services provided directly to client (direct revenue) plus revenue from services provided to our clients by subsuppliers (subsupplier revenue)) and over half of our direct revenue. While we expect the industry slowdown to begin to reverse in 2003, there can be no assurance as to when, or if, revenue will return to previous levels. Our ability to respond to the conditions outlined above will bear directly on our performance.

        As a result of the pricing and other competitive pressures affecting the technical staff augmentation area of our business, management has sought and plans to continue to seek new customers for our other service offerings. Management plans to continue adding new customers or obtaining contracts with existing customers in the areas of software and web site development and maintenance (solutions), network infrastructure services, computer security and criminal justice. Management plans to concentrate on small and medium size companies with these other service offerings. While we believe these areas of our business present opportunities to grow our business, growth in these areas will depend on improvement in the economy and spending in the overall IT services market, our ability to compete with other vendors and how successful we are at obtaining new clients.

        Our ability to quickly identify, attract and retain qualified technical personnel, especially when recovery begins, will affect our results of operations and ability to grow in the future. Competition for qualified personnel is intense, and if we are unable to hire the talent required by our client in a cost-effective manner, it will affect our ability to grow our business.

        In addition to our ability to control labor costs, our ability to control employee benefit costs and other employee-related costs will affect our future performance. In an effort to contain our benefits costs, we implemented substantial changes to our benefits plans for fiscal year 2002 and may implement additional changes in 2003. While we believe the changes we implemented will be effective, the effectiveness of these changes may vary due to factors we cannot control such as rising medical costs, the amount of medical services used by our employees and similar factors.

        Controlling operating costs while attempting not to impact our ability to respond to our clients also is a factor in our future success. We have streamlined our operations by consolidating offices, reducing administrative and management personnel and continuing to review our company structure for more efficient methods of operating our business and delivering our services. We may not be able to continue to reduce costs without affecting our ability to deliver service to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for the future business of the Company.

        Terms and conditions standard to computer consulting services contracts also present a risk to our business. In general, our clients can cancel or reduce their contracts on short notice. Loss of a significant client relationship or a significant portion thereof, a significant number of relationships or a major contract could have a material adverse effect on our business.

        While we believe our working capital will be sufficient for the foreseeable needs of our business, significant rapid growth in our business could create a need for additional working capital. An inability to obtain additional working capital, should it be required, could have an adverse material effect on our business. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could have a material adverse effect on our business.

        Our financing agreement with GE Capital Corporation carries a variable interest rate, which exposes us to certain market risks. Market risk is the potential loss arising from the adverse changes in market rates and prices, such as interest rates. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one percent increase in interest rates which, assuming an average outstanding debt balance of $5.0 million, would result in an annual interest expense increase of approximately $50,000.

Consolidated Balance Sheet

	December 28, 2002	December 31, 2001
(Dollars in thousands except per share amounts)
Assets
Current assets:
Cash and cash equivalents	$54	$18,204
Accounts receivable, less allowance for doubtful accounts of $1,283 and $1,170, respectively	59,776	83,322
Prepaid expenses and other current assets	4,004	6,904
Income tax refund receivable	4,844	2,405

Total current assets	68,678	110,835
Property and equipment	7,071	28,406
Intangible assets, net of accumulated amortization of $1,968 and $1,445, respectively	12,022	13,885
Goodwill	16,460	31,769
Other assets	2,513	7,989

	$106,744	$192,884

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$18,966	$37,778
Salaries and vacations	6,036	6,399
Deferred revenue	4,340	2,870
Health care reserves	1,873	2,200
Other current liabilities	786	2,812
Line of Credit	324	—
Long-term debt, current	—	41,000
Restructuring accruals, current portion	648	1,154

Total current liabilities	32,973	94,213
Restructuring accruals, non-current portion	550	1,500
Other non-current liabilities, primarily deferred compensation	3,055	6,088
Commitments (Note H)
Shareholders' equity:
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,199,307 and 24,196,622 shares, respectively	2,420	2,420
Additional capital	20,129	20,121
Accumulated other comprehensive loss	—	(106)
Retained earnings	47,617	68,648

Total shareholders' equity	70,166	91,083

	$106,744	$192,884

See notes to consolidated financial statements.

Consolidated Statement of Operations

	Fiscal Year			Six Months Ended December 31, 2000
					Year Ended June 30, 2000
	2002	2001	2000
(Dollars in thousands except per share amounts)			(unaudited)
Professional services revenue:
Provided directly	$327,582	$411,387	$430,213	$226,706	$420,140
Provided through subsuppliers	98,578	140,340	128,944	61,634	138,591

Total revenue	426,160	551,727	559,157	288,340	558,731
Expenses:
Salaries, contracted services and direct charges	353,715	457,706	456,250	235,238	452,334
Selling, administrative and other operating costs	73,694	87,909	96,252	53,239	89,683
Amortization of goodwill and other intangible assets	785	3,212	2,064	1,370	1,025
Loss on sale of corporate headquarters building	1,860	—	—	—	—
Restructuring charges	—	—	7,000	7,000	—

Operating income (loss)	(3,894)	2,900	(2,409)	(8,507)	15,689
Non-operating income	122	247	391	68	1,452
Loss on investments	190	3,012	—	—	—
Interest expense	1,042	2,899	2,376	1,494	1,584
Loss on debt extinguishment	744	—	—	—	—

(Loss) income before income taxes, minority interest and cumulative effect of change in accounting principle	(5,748)	(2,764)	(4,394)	(9,933)	15,557
Income tax expense (benefit)	(1,106)	216	(2,149)	(3,897)	5,656
Minority interest	—	—	379	266	113

Net (loss) income before cumulative effect of change in accounting principle	(4,642)	(2,980)	(2,624)	(6,302)	9,788
Cumulative effect of change in accounting for goodwill	16,389	—	—	—	—

Net (loss) income	$(21,031)	$(2,980)	$(2,624)	$(6,302)	$9,788

Per common share:
Basic and diluted (loss) income:
(Loss) income before cumulative effect of change in accounting principle	$(.19)	$(.12)	$(.12)	$(.28)	$.43
Cumulative effect of change in accounting for goodwill	(.68)	—	—	—	—

Loss (income):	$(.87)	$(.12)	$(.12)	$(.28)	$.43

Average common shares outstanding	24,198,000	24,196,000	22,612,000	22,624,000	22,583,000
Average common and common equivalent shares outstanding	24,198,000	24,196,000	22,612,000	22,624,000	22,624,000

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	Fiscal Year
				Six Months Ended December 31, 2000	Year Ended June 30, 2000
	2002	2001	2000
(Dollars in thousands except per share amounts)			(unaudited)
Cash flows from operating activities:
Net (loss) income	$(21,031)	$(2,980)	$(2,624)	$(6,302)	$9,788
Cumulative effect of change in accounting for goodwill	16,389	—	—	—	—
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	4,704	5,124	5,227	2,753	4,892
Amortization of goodwill and other intangible assets	785	3,212	2,064	1,370	1,025
Loss on disposal of building	1,860	—	—	—	—
Loss (gain) on disposal of other assets	296	96	121	(8)	(499)
Loss on investments	190	3,012	—	—	—
Decrease (increase) in deferred income tax assets	3,712	2,405	(2,312)	(2,883)	510
Tax effect of stock transactions	—	—	45	—	45
Change in:
Accounts receivable	23,546	15,173	(363)	357	13,508
Prepaid expenses	(815)	(2,251)	(1,054)	(647)	(111)
Other assets	(268)	2,775	420	118	149
Accounts payable	(18,812)	3,528	(1,327)	(419)	(1,079)
Salaries and vacations	(363)	(2,116)	285	(2,497)	(12,581)
Other accrued expenses	1,609	5,484	845	1,134	(276)
Income taxes	(2,103)	(248)	(4,675)	(1,278)	(4,581)
Restructuring accrual	(1,456)	(3,894)	6,604	6,604	—
Long-term liabilities, primarily deferred compensation	(5,525)	(3,027)	1,267	1,289	292

Net cash provided by (used in) operating activities	2,718	26,293	4,523	(409)	11,082
Cash flows from investing activities:
Property and equipment additions	(1,664)	(4,910)	(3,381)	(2,090)	(3,413)
Investment purchases	—	—	(190)	—	(190)
Payments for acquisitions, net of cash acquired	—	(2,993)	(42,687)	—	(42,687)
Investment in alliance partners	—	—	(3,012)	—	(3,012)
Proceeds from liquidation of annuities and other contracts	5,016	—	—	—	—
Proceeds from property and equipment sales	16,448	36	116	95	1,575

Net cash provided by (used in) investing activities	19,800	(7,867)	(49,154)	(1,995)	(47,727)
Cash flows from financing activities:
Cash dividends	—	(2,420)	(9,048)	(4,521)	(9,037)
Net change in Line of Credit	324	—	—	—	—
Proceeds from borrowings	29,525	52,895	138,013	87,919	50,094
Repayment of borrowings	(70,525)	(52,895)	(117,350)	(80,832)	(36,518)
Proceeds from exercise of stock options	8	6	127	—	266

Net cash (used in) provided by financing activities	(40,668)	(2,414)	11,742	2,566	4,805

Net increase (decrease) in cash and equivalents	(18,150)	16,012	(32,889)	162	(31,840)
Cash and equivalents at beginning of year	18,204	2,192	35,081	2,030	33,870

Cash and equivalents at end of year	$54	$18,204	$2,192	$2,192	$2,030

Supplemental cash flow information:
Cash paid (refunded) during the year for:
Income taxes	$(2,715)	$(1,846)	$2,945	$264	$7,109
Interest	1,073	3,811	2,298	794	2,206
Non-cash investing and financing activities:
Common stock issued to acquire 19.9% of SequoiaNET.com	—	—	6,069	6,069	—
Payable issued to acquire 19.9% of SequoiaNET.com	—	—	3,323	3,323	—

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

	Common Stock	Additional Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
(Dollars in thousands except per share amounts)
Balances at June 30, 1999	$2,255	$13,900		$81,859	$98,014
Common stock issued—54,385 shares upon exercise of stock options	6	260			266
Income tax benefit from stock option plans		45			45
Cash dividends ($.40 per share)				(9,037)	(9,037)
Unrealized loss on available for sale securities			$(23)		(23)
Net income				9,788	9,788

Comprehensive income					9,765

Balances at June 30, 2000	2,261	14,205	(23)	82,610	99,053
Shares issued for purchase of SequoiaNET.com	158	5,911			6,069
Cash dividends ($.16 per share)				(3,712)	(3,712)
Unrealized loss on available for sale securities			(25)		(25)
Net loss				(6,302)	(6,302)

Comprehensive loss					(6,327)

Balances at December 31, 2000	2,419	20,116	(48)	72,596	95,083
Common stock issued—1,719 shares upon exercise of stock options	1	5			6
Cash dividends ($.04 per share)				(968)	(968)
Unrealized loss on available for sale securities			(58)		(58)
Net loss				(2,980)	(2,980)

Comprehensive loss					(3,038)

Balances at December 31, 2001	2,420	20,121	(106)	68,648	91,083
Common stock issued—2,828 shares upon exercise of stock options		8			8
Realized loss on available for sale securities			106		106
Net loss				(21,031)	(21,031)

Comprehensive loss					(20,925)

Balances at December 28, 2002	$2,420	$20,129	$0	$47,617	$70,166

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

A. Summary of Significant Accounting Policies

        Description of business.    Analysts International Corporation (the Company) is a diversified IT services company. Services are provided through the Sequoia Services Group, which provides business solutions and network infrastructure services; the Managed Services Group, which provides a comprehensive range of outsourced business functions; and IT supplemental resources (also referred to as technical staff augmentation), which provides resources for supporting clients' IT staffing needs.

        Basis of presentation.    The consolidated financial statements include the accounts of Analysts International and our subsidiaries. All intercompany accounts and transactions have been eliminated.

        As described in Note I, on April 25, 2000, we completed the acquisition of 80.1% of SequoiaNET.com. The acquisition was accounted for as a purchase. The accompanying financial statements include 100% of SequoiaNET.com's operating results for the period from April 25, 2000 to December 31, 2000, offset by the minority shareholders' interest in Sequoia's net earnings. Effective December 29, 2000, we acquired the remaining 19.9% of Sequoia.

        Change in fiscal year.    We changed our fiscal year end to December 31 from June 30, effective December 31, 2000. References to fiscal 2000 relate to the year ended June 30, 2000. Effective December 28, 2002, we again changed our fiscal year to end on the Saturday closest to December 31. This change in year end did not have a material impact on our operations. References to fiscal 2002 refer to the fiscal period beginning January 1, 2002 and ending December 28, 2002.

        Unaudited consolidated statements of operations and cash flows for the twelve months ended December 31, 2000 have been included in the accompanying consolidated financial statements for comparative purposes.

        Depreciation.    Property and equipment is being depreciated using the straight-line method over the estimated useful lives (1 to 10 years for leasehold improvements and 2 to 7 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

        Financial instruments.    In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," management estimates the carrying value of debt approximated the fair value at December 28, 2002 and December 31, 2001. All other financial instruments, including the variable rate short term debt balance at December 28, 2002, approximate fair value because of the short-term nature of these instruments.

        Revenue recognition.    We recognize revenue for our staffing business and the majority of our business solutions and infrastructure business as services are performed or products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

        In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement where we agree to retain only a fixed portion of the billing to the client to cover our management and administrative costs, the amount billed to the client is classified as subsupplier revenue. All revenue derived from services provided by our employees or other independent contractors working directly for us is recorded as direct revenue.

        One customer and its various divisions and operating units accounted for approximately 6%, 15%, 13%, and 22% of revenue in fiscal 2002 and 2001, the six month period ending December 31, 2000 and fiscal 2000, respectively. Another customer accounted for 13%, 15%, 14%, and 17% of revenue in fiscal 2002 and 2001, the six month period ending December 31, 2000 and fiscal 2000, respectively.

        Comprehensive income/loss.    Other comprehensive income/loss consists of realized and unrealized losses on available-for-sale securities.

        Net income (loss) per share.    Basic and diluted earnings per share (EPS) are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options. Options to purchase 2,067,000, 1,819,000, 1,792,000 and 908,000 shares of common stock were outstanding at the end of fiscal 2002 and 2001, the six months ended December 31, 2000 and the fiscal year ended June 30, 2000, respectively, but were excluded from the computation of common stock equivalents because they were anti-dilutive.

        Cash equivalents.    Temporary cash investments in money market accounts are considered to be cash equivalents.

        Shares reserved.    At December 28, 2002, there were approximately 29,241,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

        Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        Intangible assets—Intangible assets consist of tradenames and customer lists. Intangibles are amortized on a straight-line basis over periods of 2 to 18 years. At December 28, 2002, management assessed whether there has been a permanent impairment in the value of intangible assets by comparing anticipated undiscounted future operating income from the applicable business unit with the carrying value of the related intangible assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of demand, competition and other economic factors. No impairment was indicated at December 28, 2002.

        Goodwill assets—Effective January 1, 2002, we adopted the provisions of SFAS No. 142. SFAS No. 142 prohibits companies from amortizing purchased goodwill. Instead, we examine our goodwill at least annually to determine if an impairment has occurred. See Note K for discussion of the impact of this adoption. We have selected January 1 as the date upon which we will perform our annual examination for impairment.

        Derivatives—The Company's policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

        Stock Option Plans—Analysts International has five stock-based compensation plans, which are described below. We have adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and have continued to apply APB Opinion No. 25 and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, our pro forma net (loss) income and (loss) earnings per share for the year ended December 28, 2002, year ended December 31, 2001, the six months ended December 31, 2000 and the year ended June 30, 2000 would have been the amounts indicated below:

	Year Ended
	December 28, 2002	December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000
Net (loss) income (in thousands):
As reported	$(21,031)	$(2,980)	$6,302)	$9,788
Pro forma	(22,173)	(3,949)	(7,375)	8,411
Net (loss) income per share (basic):
As reported	$(.87)	$(.12)	$(.28)	$.43
Pro forma	(.92)	(.16)	(.33)	.37
Net (loss) income per share (diluted):
As reported	$(.87)	$(.12)	$(.28)	$.43
Pro forma	(.92)	(.16)	(.33)	.37

        The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended
	December 28, 2002	December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000
Expected life	5 years	5 years	5 years	5 years
Expected volatility	111%	74%	59%	59%
Expected dividend yield	0.0%	0.0%	3.0%	2.0%
Risk-free interest rate	5.0%	6.0%	8.0%	8.0%

        The weighted average fair value of options granted during the year ended December 28, 2002, year ended December 31, 2001, the six-month period ended December 31, 2000 and the year ended June 30, 2000 was $2.50, $2.23, $1.91, and $4.42, respectively.

        Analysts International has options outstanding under five option plans, four of which remain active. Under the 1994 Incentive Stock Option Plan, the Company may grant options to its employees for up to 1,200,000 shares of common stock. Under the 1996 Stock Option Plan for Non-Employee Directors, the Company may grant options to its non-employee directors for up to 240,000 shares of common stock.

        Under the 1996 Non-Employee Directors Plan, options to purchase 6,000 shares are automatically granted on January 3 of each year to each eligible non-employee director. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options are generally exercisable 25% annually beginning one year after date of grant.

        A summary of the status of the Company's stock option plans as of December 28, 2002, December 31, 2001 and 2000, and June 30, 2000 and changes during the periods ending on those dates is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at June 30, 1999	1,005,659	$15.58
Granted	721,532	10.71
Exercised	(87,932)	7.48
Expired	(80,110)	11.69

Outstanding at June 30, 2000	1,559,149	14.09
Granted	304,330	3.53
Exercised	—	—
Expired	(71,382)	13.15

Outstanding at December 31, 2000	1,792,097	12.34
Granted	520,250	4.37
Exercised	(1,719)	3.19
Expired	(491,574)	12.55

Outstanding at December 31, 2001	1,819,054	10.01
Granted	536,500	3.27
Exercised	(2,828)	3.19
Expired	(285,314)	10.65

Outstanding at December 28, 2002	2,067,412	$8.18

        Shares available for future grant at December 28, 2002 and December 31, 2001 were 453,506 and 704,692, respectively.

        The following table summarizes information about stock options outstanding at December 28, 2002:

Range of Exercise Prices	Number Outstanding at 12/28/02	Weighted-Average Remaining Contractual Life	Options Outstanding Weighted-Average Exercise Price	Number Exercisable At 12/28/02	Options Exercisable Weighted-Average Exercise Price
$1.68 - $3.19	585,203	9.13	$2.98	178,203	$3.19
$3.71 - $5.01	580,000	8.42	$4.40	122,762	$4.31
$5.69 - $12.06	541,493	7.21	$10.07	290,684	$10.14
$13.06 - $34.94	360,716	5.53	$19.87	319,884	$20.56

$1.68 - $34.94	2,067,412	7.80	$8.18	911,533	$11.65

        Accounting Pronouncements—In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") and amends Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS 144 retains the fundamental provisions of FAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. We were required to adopt FAS 144 on January 1, 2002. The adoption of FAS 144 did not have a material impact on our consolidated balance sheet or results of operations.

        In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be classified as an extraordinary item. FAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. We adopted FAS 145 as of December 28, 2002, at which time we reclassified the loss resulting from the extinguishment of debt as a separate component in income from continuing operations.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3. We are required to adopt FAS 146 effective for any exit or disposal activities initiated after December 28, 2002. The adoption of FAS 146 is not expected to have a material impact on our consolidated balance sheet or results of operations.

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"), which amends Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of FAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of FAS 148 is not expected to have a material impact on our consolidated balance sheet or results of operations. We will provide the interim disclosures required by FAS 148 beginning in the first quarter of 2003.

        Reclassifications—Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year. These reclassifications had no impact on our operations or shareholders' equity as previously reported.

B. Property and Equipment

	December 28, 2002	December 31, 2001
(In thousands)
Land	$—	$1,917
Building and leasehold improvements	3,113	20,522
Office furniture & equipment	29,778	30,716

	32,891	53,155
Accumulated depreciation	25,820	24,749

	$7,071	$28,406

        On May 15, 2002, we completed the sale of our corporate headquarters building. The net proceeds of the sale were $16,380,000. The Company recorded a $1,860,000 loss on the sale. The Company remains a major tenant in the building following the sale. Following the sale of this building, the remaining balance in building and leasehold improvements includes improvements in leased office spaces throughout the Company.

C. Intangible Assets

        For the year ended December 28, 2002, we did not acquire or dispose of any intangible assets. Other intangibles consisted of the following:

	December 28, 2002			December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net
(In thousands)
Customer list	$12,270	$(1,835)	$10,435	$12,270	$(1,052)	$11,218
Tradename	1,720	(133)	1,587	1,720	(133)	1,587
Workforce	0	0	0	1,340	(260)	1,080

	$13,990	$(1,968)	$12,022	$15,330	$(1,445)	$13,885

        The customer list is scheduled to be fully amortized by 2018 with corresponding amortization estimated to be approximately $700,000 per year.

D. Deferred Compensation

        Analysts International has a Deferred Compensation Plan for key management employees as determined by the Compensation Committee. Included in liabilities at December 28, 2002 and December 31, 2001 is $2,845,000 and $8,580,000, respectively, representing the Company's liability under the Plan. This liability is being partially funded by the purchase of life insurance and annuity contracts. Included in assets at December 28, 2002 and December 31, 2001 is $981,000 and $5,679,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value. During 2002, under the terms of our agreements with three former executives, we made lump sum payments totaling $5,986,000. These payments were partially funded by the liquidation of annuities and loans against the cash value of insurance policies totaling $5,016,000. The remainder of the payments were funded using our line of credit. Deferred compensation expense for the year ended December 28, 2002, year ended December 31, 2001, the six months ended December 31, 2000 and for fiscal year 2000 was approximately $162,000, $299,000, $1,218,000 and $292,000, respectively.

E. Long-term Debt

        Effective April 11, 2002, we consummated an asset-based revolving credit facility with up to $55,000,000 of availability.

        We reduced the level of availability to $45,000,000 following the sale of our corporate headquarters building on May 15, 2002. Borrowings under this credit agreement are secured by all of the Company's assets. We used an initial advance under the line of credit of $29,800,000 to pay the outstanding balance of the senior notes ($19,100,000, including make-whole obligations), the outstanding balance on an existing line of credit ($10,300,000), and certain transaction expenses. Under the new revolving credit agreement, which matures on April 10, 2005, the Company must take advances or pay down the outstanding balance daily. We can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. Daily advances on the line of credit bear interest at the Wall Street Journal's "Prime Rate" plus .75% (5.00% on December 28, 2002) while the fixed-term advances bear interest at the LIBOR rate plus 3.0%. The credit agreement requires the payment of a commitment fee of .50% of the unused portion of the line plus an annual administration fee of $50,000. The agreement restricts, among other things, the payment of dividends, establishes limits on capital expenditures and requires us to maintain a minimum accounts payable turnover ratio. We believe we will be able to continue to meet the requirements of the new agreement for the foreseeable future. Repayment of the senior notes resulted in a loss on the early extinguishment of debt of $744,000 in the quarter ending June 30, 2002.

F. Shareholders' Rights Plan

        On June 15, 1989, the Board of Directors adopted a common stock shareholders' rights plan. Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2006, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more (or as low as 10% as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

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

G. Income Taxes

        The provision for income tax expense (benefit) was as follows:

	Fiscal Year
			Six Months Ended December 31, 2000	Year Ended June 30, 2000
	2002	2001
(In thousands)
Currently (receivable) payable:
Federal	$(4,818)	$(2,075)	$(808)	$4,363
State	—	(393)	(206)	783

	(4,818)	(2,468)	(1,014)	5,146
Deferred:
Federal	(2,220)	1,298	(2,426)	394
State	(1,185)	243	(457)	116

	(3,405)	1,541	(2,883)	510
Valuation allowance for deferred tax asset	7,117	1,143	—	—

	3,712	2,684	(2,883)	510

Total:	$(1,106)	$216	$(3,897)	$5,656

        Net deferred tax assets (liabilities) are comprised of the following:

	December 28, 2002	December 31, 2001
(In thousands)
Deferred compensation	$1,191	$3,346
Accrued vacation and compensatory time	720	888
Accrued reorganization costs	467	1,042
Self-insured health care reserves	47	702
Investment market valuation allowance	—	64
Allowance for doubtful accounts	501	456
Depreciation	203	(86)
Capital Loss Carryforward	1,174	1,143
Goodwill and other intangibles	5,108	(223)
State net operating losses	944	400
Other	112	(491)
Valuation allowance	(8,292)	(1,143)

Net deferred tax assets	$2,175	$6,098

Whereof:
Current	$1,179	$2,392
Noncurrent	996	3,706

	$2,175	$6,098

        The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

	Fiscal Year
			Six Months Ended December 31, 2000	Year Ended June 30, 2000
	2002	2001
(In thousands)
Income tax (benefit) at statutory federal rate	$(7,748)	$(965)	$(3,477)	$5,445
State and local taxes, net of federal benefit	(863)	(107)	(431)	585
Valuation allowance for deferred tax asset	7,117	1,143	—	—
Other	388	145	11	(374)

Total tax provision	$(1,106)	$216	$(3,897)	$5,656

H. Commitments

        At December 28, 2002 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)
Year ending December 31,	2003	$6,774
	2004	5,600
	2005	5,477
	2006	4,718
	2007	2,743
	Later	991

Total minimum obligation		$26,303

        Rent expense, primarily for office facilities, for the years ended December 28, 2002 and December 31, 2001, the six months ended December 31, 2000 and the year ended June 30, 2000 was $6,327,000, $5,570,000, $2,928,000, and $5,761,000, respectively.

        Analysts International has compensation arrangements with its corporate officers and certain other employees which provide for certain payments in the event of a change of control of the Company.

        We also sponsor a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pretax earnings, subject to IRS maximum contribution amounts. After one year of employment, we make matching contributions in the form of Company stock of 18% of a participant's pre-tax contribution. The Company's contributions fully vest after the employee has completed five years of service and for the years ended December 28, 2002 and December 31, 2001, the six months ended December 31, 2000 and the year ended June 30, 2000 amounted to approximately $852,000, $1,208,000, $492,000, and $1,389,000, respectively.

I. Business Acquisitions

        On April 25, 2000, we purchased an 80.1% interest in SequoiaNET.com for $43.5 million. To complete the transaction we utilized $30.5 million of our cash balances and drew down $13.0 million on our line of credit. Effective December 29, 2000, we purchased the remaining 19.9% of SequoiaNET.com in exchange for common stock valued at $6,069,000 and $3,323,000 of notes payable. SequoiaNET.com provided network installation and support services and other eBusiness services. The purchase of SequoiaNET.com has been accounted for under the purchase method of accounting. Accordingly, the assets acquired, including customer-based intangibles, are recorded at their fair values at the date of acquisition and amortized on a straight-line basis over periods ranging from 3 to 18 years.

        The following represents our pro forma operating results assuming the acquisition of 100% of Sequoia NET.com had occurred on July 1, 1999:

	Six Months Ended December 31, 2000		Year Ended June 30, 2000
	As Reported	Pro Forma	As Reported	Pro Forma
(In thousands except per share amounts)
Total revenues	$226,706	$226,706	$558,731	$608,029
Net (loss) income	(6,302)	(6,273)	9,788	9,975
(Loss) income per share (diluted)	(.28)	(.26)	.43	.41

J. Restructuring Charge

        In December 2000, we recorded a restructuring charge of $7.0 million. Of this charge, $2.6 million related to workforce reductions of approximately 120 employees (primarily non-billable staff). In addition, we have consolidated our six regional operations into three regions and a national business group, and our previous branch structure, under which we maintained as many as 45 fully functioning branch offices, has been consolidated to 15 district sales offices. While the Company maintains a presence in most of the 30 locations which were not converted to district sales offices, the need for office space in these locations has declined. As a result, we established a reserve of $4.4 million to cover lease termination and abandonment costs (net of sublease income) including an amount for assets to be disposed of in conjunction with this consolidation.

        A summary of the restructuring charge is as follows:

	Workforce Reduction	Office Closure/ Consolidation	Total
(In thousands)
Restructuring charge	$2,600	$4,400	$7,000
Cash expenditures	396	—	396
Non-cash charges	—	56	56

Balance at December 31, 2000	$2,204	$4,344	$6,548
Cash expenditures	2,180	1,517	3,697
Non-cash charges	—	197	197

Balance at December 31, 2001	$24	$2,630	$2,654
Cash expenditures	24	1,511	1,535
Non-cash charges	—	96	96
Additional accrual	—	175	175

Balance at December 28, 2002	$—	$1,198	$1,198

        During the second quarter of fiscal 2001, in response to a weakening real estate market, and to better manage our resources, we chose not to pay substantial lump sum fees to terminate many of our leases. Instead, we vacated and attempted to sublease these spaces. During fiscal 2002, we were less successful than anticipated in subleasing certain of the vacated spaces. As a result it became necessary to add $175,000 to the reserve. While we believe the reserve is currently adequate, negative sublease activity in the future, including any defaults of existing subleases could create the need for future adjustments to this reserve.

K. Adoption of SFAS No.141 and SFAS No.142

        In preparation for the adoption of SFAS No. 141 and SFAS No. 142 we evaluated our goodwill and intangible assets acquired prior to June 30, 2001, the effective date of SFAS No. 141, using the criteria of SFAS No. 141. This evaluation resulted in $1,080,000 of other intangibles (comprised entirely of assembled workforce intangibles) being subsumed into goodwill at January 1, 2002.

        SFAS No. 142 prohibits companies from continuing to amortize purchased goodwill and certain indefinite-lived intangible assets. Instead companies must test such assets for impairment at least annually. We evaluated our intangible assets as of January 1, 2002 and determined that the customer list had a determinable life while the tradename did not. Effective January 1, 2002 we ceased amortization of the tradename asset.

        SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase measures the impairment. We completed our first phase impairment analysis during the first quarter and found an indication of impairment of our recorded goodwill; accordingly, we completed the second testing phase in June 2002.

        Based on the impairment tests, we recognized a transitional impairment loss of $16,389,000 in the first quarter of 2002 to reduce the carrying value of goodwill at our infrastructure reporting unit to its implied fair value. We have not recorded a tax benefit for this adjustment, as our current operating performance requires the establishment of a reserve against the deferred tax asset created by this impairment.

        The impairment was required because economic conditions at the time of testing (including declining operating margins and lower demand for our services) reduced the estimated future expected performance for this operating unit. Under SFAS 142, the impairment adjustment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our first quarter 2002 statement of operations. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses.

        Following the initial adoption of SFAS No. 142, at least annually, we are required to test our remaining goodwill for impairment. We will perform these tests each year, as of the first day of our fiscal year. The fair value of the infrastructure and the solutions reporting units are expected to approximate the carrying values of these reporting units as of January 1, 2003.

        Under SFAS No. 142, we have prospectively ceased amortization of goodwill effective January 1, 2002. Supplemental comparative disclosure as if the change had been retroactively applied to prior periods is as follows:

	Year Ended
	December 28, 2002	December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000
(In thousands, except per share amount)
Net (loss) income:
As reported	$(21,031)	$(2,980)	$(6,302)	$9,788
Goodwill amortization	—	1,552	662	633

As adjusted	$(21,031)	$(1,428)	$(5,640)	$10,421

Basic and diluted net (loss) income per share:
As reported	$(.87)	$(.12)	$(.28)	$.43
Goodwill amortization	—	.06	.03	.03

As adjusted	$(.87)	$(.06)	$(.25)	$.46

        The following represents the activity affecting the goodwill balances during the year ended December 28, 2002 (in thousands):

Balance at December 31, 2001	$31,769
SFAS No. 142 impairment charge	(16,389)
Work force asset subsumed into goodwill	1,080

Balance at December 28, 2002	$16,460

Independent Auditors' Report

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

        We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiaries (the Company) as of December 28, 2002 and December 31, 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 28, 2002, the year ended December 31, 2001, the six-month period ended December 31, 2000 and the year ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 28, 2002 and December 31, 2001, and the results of their operations and their cash flows for the year ended December 28, 2002, the year ended December 31, 2001, the six-month period ended December 31, 2000 and the year ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain intangibles in 2002.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 13, 2003

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

/s/ MICHAEL J. LAVELLE	/s/ JOHN T. PAPROCKI
Michael J. LaVelle President and Chief Executive Officer	John T. Paprocki Executive Vice President and Chief Financial Officer

Stock Data

	Market Range
	High	Low	Close
Fiscal Year Ended December 28, 2002
Fourth Quarter	$2.89	$1.10	$1.98
Third Quarter	4.45	2.50	2.90
Second Quarter	5.30	3.17	4.25
First Quarter	4.95	3.25	4.00
Fiscal Year Ended December 31, 2001
Fourth Quarter	$4.35	$2.43	$4.13
Third Quarter	5.50	2.67	3.05
Second Quarter	7.00	3.81	4.46
First Quarter	7.88	3.63	5.19

        The Company's common shares are traded on The Nasdaq Stock Market® under the symbol ANLY. As of March 5, 2003, there were approximately 1,200 shareholders of record. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq and dividends declared for each quarterly period.

        During the quarters ended March 31 and June 30, 2001, Analysts International paid quarterly dividends of $.03 and .01 per share, respectively. During the quarter ended September 30, 2001, the Board elected to suspend the quarterly dividend to retain capital. The Company's current debt arrangement prohibits the payment of dividends. There can be no assurance the Company will be able to reinstate a dividend paying policy in the future.

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

Five Year Financial Summary

	Fiscal Year			Fiscal Year
			Six Months Ended December 31 2000
	2002	2001		2000	1999	1998
(Dollars in thousands except for per share amounts)
Professional services revenues:
Provided directly	$327,582	$411,387	$226,706	$420,140	$480,790	$454,339
Provided through subsuppliers	98,578	140,340	61,634	138,591	139,366	133,072

Total revenues	426,160	551,727	288,340	558,731	620,156	587,411
Salaries, contracted services and direct charges	353,715	457,706	235,238	452,334	486,816	457,318
Amortization of goodwill and other intangible assets	785	3,212	1,370	1,025	415	277
Loss on sale of corporate headquarters	1,860	—	—	—	—	—
Restructuring charges	—	—	7,000	—	—	—
Non-operating income	122	247	68	1,452	1,408	1,299
Loss on investment	190	3,012	—	—	—	—
Interest expense	1,042	2,899	1,494	1,584	178	—
Loss on debt extinguishment	744	—	—	—	—	—
Income taxes (benefit) and minority interest	(1,106)	216	(3,631)	5,769	14,535	15,077

Net (loss) income before cumulative effect of change in accounting for goodwill	(4,642)	(2,980)	(6,302)	9,788	22,733	22,610
Cumulative effect of change in accounting for goodwill	16,389	—	—	—	—	—
Total assets	106,744	192,884	201,729	192,144	186,216	132,661
Long-term liabilities	3,605	7,588	45,615	41,739	27,534	7,171
Shareholders' equity	70,166	91,083	95,083	99,053	98,014	82,994
Per share data:
Net (loss) income before cumulative effect of change in accounting for goodwill (basic)	(.19)	(.12)	(.28)	.43	1.01	1.01
Net (loss) income before cumulative effect of change in accounting for goodwill (diluted)	(.19)	(.12)	(.28)	.43	1.00	.99
Cash dividends	.00	.10	.20	.40	.40	.31
Shareholders' equity	2.90	3.76	3.93	4.38	4.35	3.70
Average common shares outstanding	24,198,000	24,196,000	22,624,000	22,583,000	22,524,000	22,376,000
Average common and common equivalent shares outstanding	24,198,000	24,196,000	22,624,000	22,624,000	22,732,000	22,829,000
Number of personnel	3,200	3,800	4,750	4,800	4,900	5,300

        We changed our fiscal year end to December 31 from June 30, effective December 31, 2000. Accordingly, we have presented financial information for the six months ended December 31, 2000 (the transition period). Effective December 28, 2002, we changed our fiscal year to end on the Saturday closest to December 31. Accordingly, references herein to our fiscal year 2002 refer to the fiscal period from January 1, 2002 to December 28, 2002.

Quarterly Revenues and Income

        The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 28	Total
(Dollars in thousands except for per share amounts)
Fiscal 2002
Total revenue	$114,684	$110,744	$107,414	$93,318	$426,160
Income (loss) before income taxes and change in accounting for goodwill	(913)	(3,800)	(907)	(128)	(5,748)
Income taxes (benefit)	(212)	(623)	(224)	(47)	(1,106)
Net income (loss) before change in accounting for goodwill	(701)	(3,177)	(683)	(81)	(4,642)
Cumulative effect of change in accounting for goodwill	(16,389)	—	—	—	(16,389)
Net income (loss)	(17,090)	(3,177)	(683)	(81)	(21,031)
Net income (loss) before change in accounting for goodwill per share (basic and diluted)	(.03)	(.13)	(.03)	(.00)	(.19)
Net income (loss) per share (basic and diluted)	(.71)	(.13)	(.03)	(.00)	(.87)
	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 31	Total
Fiscal 2001
Total revenues	$144,440	$145,793	$136,996	$124,498	$551,727
Income (loss) before income taxes	1,243	606	52	(4,665)	(2,764)
Income taxes (benefit)	472	233	20	(509)	216
Net income (loss)	771	373	32	(4,156)	(2,980)
Net income (loss) per share (basic)	.03	.02	.00	(.17)	(.12)
Net income (loss) per share (diluted)	.03	.02	.00	(.17)	(.12)
	Quarter Ended September 30	Quarter Ended December 31	Quarter Ended March 31	Quarter Ended June 30	Total
Six Months Ended December 31, 2000
Total revenues	$148,571	$139,769	N/A	N/A	$288,340
Income (loss) before income taxes and minority interest	3,064	(12,997)	N/A	N/A	(9,933)
Income taxes (benefit) and minority interest	1,359	(4,990)	N/A	N/A	(3,631)
Net income (loss)	1,705	(8,007)	N/A	N/A	(6,302)
Net income (loss) per share (basic)	.08	(.35)	N/A	N/A	(.28)
Net income (loss) per share (diluted)	.08	(.35)	N/A	N/A	(.28)
Fiscal 2000
Total revenues	$149,045	$138,869	$132,455	$138,362	$558,731
Income before income taxes and minority interest	6,190	3,828	2,803	2,736	15,557
Income taxes and minority interest	2,414	1,494	1,073	788	5,769
Net income	3,776	2,334	1,730	1,948	9,788
Net income per share (basic)	.17	.10	.08	.09	.43
Net income per share (diluted)	.17	.10	.08	.09	.43

Corporate Information

BOARD OF DIRECTORS

Inside Directors

Frederick W. Lang
Chairman of the Board

Michael J. LaVelle
President and Chief Executive Officer

John D. Bamberger
Executive Vice President and Chief Operating Officer

Outside Directors

Krzysztof K. Burhardt
Partner, Clotho & Associates

Willis K. Drake
Retired Chairman of the Board
Data Card Corporation

Michael B. Esstman
Retired Vice President
GTE Corporation

Margaret A. Loftus
Principal, Loftus Brown-Wescott, Inc.

Edward M. Mahoney
Retired Chairman and Chief Executive Officer
Fortis Investors, Inc. and Fortis Advisers, Inc.

Robb L. Prince
Retired Vice President and Treasurer
Jostens, Inc.

OFFICERS

Michael J. LaVelle
President and Chief Executive Officer

John D. Bamberger
Executive Vice President and Chief Operating Officer

John T. Paprocki
Executive Vice President and Chief Financial Officer

Paulette M. Quist
Senior Vice President, Business Development and Strategy

Colleen M. Davenport
Secretary and General Counsel

David J. Steichen
Controller and Assistant Treasurer

10-K AVAILABLE

        A copy of the Company's 2002 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at: Analysts International Corporation, 3601 West 76th Street, Minneapolis, Minnesota 55435-3000.

STOCK TRANSFER AGENT

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island
02940-3010

Shareholder Inquiries:
800-426-5523
www.equiserve.com

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Minneapolis, Minnesota

QUARTERLY REPORTS

        Analysts International Corporation mails quarterly earnings releases to registered shareholders.

WORLD WIDE WEB ADDRESS

        www.analysts.com

ANALYSTS
INTERNATIONAL

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 55435-3000

Telephone: 952 835-5900
www.analysts.com

QuickLinks

ANALYSTS INTERNATIONAL Annual Report