Form 10-K, Exhibit 13
period 2004-01-03
ANALYSTS INTERNATIONAL CORP
filed 2004-03-18
CIK 6292

Exhibit 13

ANALYSTS INTERNATIONAL

ANNUAL REPORT 2003

changing the rules_ maintaining the values

Forward Looking Statements

The statements contained in the letter from the CEO and the President and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not strictly historical fact, including without limitation, statements relating to the need of current and prospective customers for our services and our ability to retain and/or win that business, the effects of competition and our ability to respond to competitive and market conditions, our success in retaining and placing qualified professional staff, our ability to balance changes in billing and labor rates and to control other employee-related and operating costs (our ability to maintain gross margin levels), our ability to comply with the terms of our credit agreement and our working capital requirements and our ability to achieve and maintain profitability are forward looking statements made under the safe harbor provision of the Private Securities Litigation Reform Act. Words such as “believes,” “intends,” “possible,” “expects,” “estimates,” “anticipates,” or “plans” and similar expressions are intended to identify forward-looking statements. Such statements are based on management’s current expectations as of the date of this document but involve risks, uncertainties and other factors which could cause actual results to differ materially from those contemplated by such forward looking statements. Investors are cautioned to consider these forward looking statements in light of important factors including, but not limited to, the risk factors discussed below, which may result in variations from results contemplated by such forward looking statements.

Analysts International Corporation
Financial Highlights

(Dollars in thousands except per share amounts)	Year Ended January 3, 2004	Year Ended December 28, 2002
Professional services revenue:
Provided directly	$281,356	$327,582
Provided through subsuppliers	50,543	98,578
Total revenue	331,899	426,160

Loss before income taxes and cumulative effect of change in accounting principle	(1,524)	(5,748)
Net loss	(1,524)	(21,031)

Per share of common stock:
Net loss (diluted)	(.06)	(.87)
Shareholders’ equity	2.84	2.90
Dividends declared	.00	.00

Average common and common equivalent shares outstanding	24,201	24,198

Number of personnel	3,000	3,075*

Current ratio	2.22	2.08
Working capital	$35,665	$35,705

*Personnel staff restated for 2002 due to a change in the way the Company counts technical consultants who are between projects or have left the Company but not yet been terminated in its accounting systems.

To Our Shareholders

In 2003, Analysts International achieved significant strategic progress in positioning our operations to reflect the fundamental changes that have taken place within the global IT services industry. Despite a continuing tough market in which total revenue continued to decline, the initiatives we implemented in reducing expenses, building key strategic alliances and streamlining our organization enabled us to improve performance over 2002 and position our business to capitalize on future opportunities.

Total revenue in fiscal year 2003 was $332 million, down from $426 million in 2002. The decline included a 14 percent reduction in revenue from services we supply directly to customers and a 49 percent revenue decline from services provided by subsuppliers. Eighty-five percent of our revenue now flows from directly-provided services compared to 77 percent in 2002.

Our net loss for the year was $1.5 million, compared with last year’s net loss, excluding the implementation of SFAS No. 142, of $4.6 million. On a diluted per share basis, the net loss for the year ended January 3, 2004 was $0.06 per share, compared with a loss of $0.19 per share last year, exclusive of the aforementioned item.

Throughout 2003, we initiated and made substantial progress in several key areas.  Operationally, we kept our focus on productivity and cost effectiveness, repositioning our management team and eliminating a level of field management. We saw improvement in recruiting productivity through the use of new information systems launched in 2002.

Strategically, we continued to expand our capabilities. In the second quarter of 2003, we formalized a strategic alliance with Majesco Software, Inc., a leading offshore services provider. Our alliance with Majesco is focused on taking advantage of the growth in offshore IT services.

In the third quarter, we entered into an agreement with eWork to jointly develop and launch a state-of-the-art internet-centric platform for work force and career management within the information technology industry. This new platform is intended to facilitate the introduction of new resource management business models, forging new relationships with clients and leading to greater productivity.

In the fourth quarter we further expanded our global capabilities with the integration of Renodis into Analysts International’s organization. Renodis, a Minneapolis-based consulting firm, compiled a stellar track record in advising businesses on the successful development

[Photo]

Michael J. LaVelle, President and Chief Executive Officer

of offshore IT capabilities. The addition of Renodis’ talent adds depth to our experience and resources to develop a profitable offshore service model.

We also established additional relationships with selected channel partners in each of our lines of business. These arrangements extend our market reach and enhance our customer service.

In December of 2003, we saw our Medical Concepts Staffing subsidiary become profitable. Medical Concepts Staffing was founded in 2002 to provide nursing resources to hospitals. This group is now serving 20 hospitals and clinics scheduling more than 100 nurses. We are excited about the potential of this business.

At year end, Analysts International’s financial position remained solid. With $4.5 million in cash, no debt on the balance sheet and an unused revolving credit facility, we are well positioned to support the future growth of our business.

As we look to 2004 and beyond, we are encouraged by the apparent stabilization in the IT services market. Demand in each of our lines of business has been increasing. We are prepared to serve customers, both existing and new, with a talented technical staff that has sustained us through tough times and that will drive our future growth.

By embracing the sweeping changes that have occurred in our industry over the past four years, and by confidently launching strategies that capitalize on those changes, we are today better equipped than ever to achieve profitable growth in the years ahead. The financial markets are beginning to recognize the important operating and strategic advances we have made — evidenced by the 70 percent growth in Analyst International’s market value during 2003 — and we have the vision, people, systems and resources to continue those operating and strategic advances through 2004 and into the future.

Sincerely,

/s/ Michael J. LaVelle
Michael J. LaVelle
President and Chief Executive Officer

Company Overview

Excellence in the Delivery of Information Technology

Analysts International is a diversified information technology services company with a global reach in what is now a global IT industry.  We have sales and customer service support centers throughout the United States and Canada and strategic partnerships with companies that have extended our reach to international shores.

Analysts International is a leader in IT technology and service delivery.  Our mission for growth and success is to provide our customers with the IT and staffing services they need at the most affordable cost.  In an advancing IT marketplace, we continually strive to provide the right mix of services at the right price by observing and analyzing changes in the marketplace and by listening to our customers.

Our service offerings are designed to help our clients meet their growing business demands.  Those offerings include Business Solutions such as application development and integration, infrastructure services including network support, security and connectivity, and full-service staffing.  With this mix of services, we can assist our clients in plotting a course that can deliver long-term, tangible dividends from their investment in information technology.

Analysts International’s exceptional quality of service and reputation are well known within the IT industry.  In business for 38 years, we have established a loyal following of more than 1,000 client organizations ranging from Fortune 50® companies to government agencies to mid-tier industry leaders.

We draw from a pool of more than 2,500 talented and experienced consultants with knowledge in every IT field.  And we contract these professionals to our clients for a variety of set-term and ongoing support needs.

We have strong relationships with leading software and hardware suppliers like Microsoft, IBM and Cisco Systems to bring our customers the best products and solutions the industry has to offer.

Our recently expanded offshore development capability makes our services available to our clients at significant cost savings throughout our lines of business.

BUSINESS SOLUTIONS SERVICES	BUSINESS SOLUTIONS SERVICES

Analysts International’s Business Solutions is a grouping of IT services that enable our clients to leverage the Internet and other wireless applications to increase efficiency within their organizations.  Our enterprise-level software solutions cover all areas of business, including financial reporting, human resources, marketing, manufacturing, and supply chain management.

Application Development

•   Criminal Justice Information Systems (CJIS)
•   Offshore Services
•   Application Outsource Management
•   Internet / Web Development
•   Web Services
•   Mobile Applications

Application Integration

•   Portal Services
•   Customer Relationship Management (CRM)
•   Enterprise Resource Planning (ERP)

INFRASTRUCTURE SERVICES

Network Support Services
•   Call Center
•   Hosting
•   Hardware Procurement & Maintenance
•   Systems Management

Network Security Services
•   Security Services
•   Business Continuity Planning & Disaster Recovery

Network Connectivity
•   Enterprise Networking
•   Server Infrastructure & Messaging
•   Voice & Data Cabling
•   IP Telephony
•   Wireless

STAFFING SERVICES

IT Supplemental Resources
Managed Teams
Managed Services

Our Business Solutions services range from creating an interactive Web portal to developing a mobile network or integrating Enterprise Resource Planning (ERP) software tools.  We work with each client to determine their needs and then develop and integrate applications that allow people within the organization to manage and access information from various sources and networks.

Some of Analysts International’s Business Solutions services include:

• Criminal Justice Information Systems (CJIS) — a network integration service specially designed to help government agencies share information among law enforcement officers and the legal system.

•      Web Development and Portals — collaborative tools that help clients share knowledge and information online for building customer loyalty, increasing employee productivity and reducing customer service and channel management costs.

• Mobile &Wireless Solutions — solutions that streamline processes, increase productivity and deliver mission-critical information.  For example, providing a wireless solution that allows healthcare providers to use handheld devices to access patient information and write prescriptions through a secure, online network.

•     Customer Relationship Management (CRM)— solutions that help businesses maintain solid and profitable customer relationships with software like Microsoft Business Solutions.  Analysts International is one of only 10 nationally managed resellers of Microsoft Business Solutions, which helps organizations manage contacts, leads and customer histories.

INFRASTRUCTURE SERVICES

In addition to developing applications and networks, Analysts International helps procure, install and maintain the hardware and software needed to drive and maintain networks and systems.  Services such as call centers, hosting, field engineering, hardware procurement and systems management are all important to maintaining critical technology systems for our clients.

Equally important is securing those systems. We incorporate advanced security services to help keep hackers, viruses, worms and other threats out of our clients’ systems.  Our Business Continuity Plan (BCP) is designed to help recovery of major technical outages.  And to help prevent a company’s network from failing in the first place, we install voice and data cabling to strengthen their systems and improve routine troubleshooting.

OFFSHORE CAPABILITIES

According to industry sources, the offshore IT industry is expected to grow nearly 30 percent over the next two years.  There is increasing demand from companies considering establishing IT or back office capabilities in India.

Analysts International has been developing and expanding our offshore capabilities to meet this need with the help of personnel we brought in from Renodis.  The principals of Renodis began a consulting firm that advised businesses on the development of offshore capabilities.  Through this firm, Renodis established and maintained relationships with a network of offshore service providers in India.  Our integration of Renodis personnel allows us to maintain these relationships and service offerings from strategic planning to operational implementation of an offshore project or center.

We also formed a strategic alliance with Majesco Software, Inc., a leading offshore IT services provider.  With this relationship in place, we will offer innovative onshore / offshore capabilities to our strategic and midmarket clients throughout our lines of business.

We will use these alliances to enhance and expand our ‘client-centric’ approach to information technology solutions. We will be offering a new and different offshore delivery model to our clients, one in which onsite accountability and management of projects is combined with the technical excellence and economics of offshore development.

FULL-SERVICE STAFFING

IT Supplemental Resources

Analysts International is a leading supplier of IT supplemental resources and staff augmentation services.  At Analysts International, our principal resource is people, and we are committed to attracting and developing talented professionals dedicated to excellence, integrity and innovation.  Our centralized national recruiting network is driven by an integrated approach for managing key processes and powerful supporting technology.  As a result, we consistently find and retain the most valuable contract professionals.

Our employee professionals help develop and maintain a business’s essential technical applications and related systems.  Personnel range from information architects and systems analysts to Java programmers and web developers.  Services include new development, ongoing maintenance, help desk support, application migration, training and documentation, PC/LAN, program implementation management and evaluation.

Managed Teams

Analysts International’s Managed Teams are designed to help IT departments cut spending while increasing efficiency.  We share in the management of an IT project, acquiring resources and directing them based on an organization’s priorities and goals.  The Managed Teams approach provides fast, efficient team assembly and disassembly, co-management based on a customer’s priorities and seasoned team leadership.

Managed Services Group

The emergence of technology is outpaced only by the diversification of specialized suppliers and subcontractors —Analysts International offers a blueprint to radically transform our clients’ strategic sourcing capability.  Our Managed Services offering is an integrated approach to managing the key processes needed to find, retain and manage valuable contract professionals.  We provide a means for companies to quickly establish a single point-of-contact for several services.  Some of the services that we manage under this business include staff augmentation, resource acquisition, selecting and implementing a Vendor Management Systems (VMS) tool, tracking costs and supplier performance, controlling “maverick” spending and substantially simplifying the associated billing and invoicing processes.

MEDICAL CONCEPTS STAFFING

As an IT consulting and staffing company, Analysts International has a long history and extensive knowledge and understanding of the staffing industry.  Our subsidiary, Medical Concepts Staffing, transfers this expertise to the medical industry, providing more than 100 qualified nurses to hospitals and healthcare facilities on a daily or long-term basis.

Whatever mix of services an organization needs to make the most of their investment in IT, Analysts International offers years of experience, expertise and the vision to support clients now and into the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Total revenue for fiscal year 2003 was $332 million, down from $426 million in 2002.  The decline included a 14% reduction in revenue from services we supply directly to customers and a 49% revenue decline from services we provide to our clients through subsuppliers.  The decline in subsupplier revenue primarily resulted from the loss of two significant Managed Services accounts, Qwest Communications and Chevron Texaco.  These changes in our revenue mix resulted in 85% of our revenues flowing from directly provided services, compared to 77% in 2002.  This favorable increase in percentage of direct revenue allowed us to improve our gross margins from 17.0% in 2002 to 18.3% in 2003 in spite of continuous pricing pressures from our clients.

Our net loss for the year was $1.5 million, compared with last year’s net loss of $4.6 million (excluding the implementation of Statement of Financial Accounting Standards (SFAS) No. 142).  On a diluted per share basis, the net loss for the year ended January 3, 2004 was six cents ($.06) per share, compared with a loss of eighty-seven cents ($.87) per share last year.  At year-end, Analysts International’s financial position remained strong.  With $4.5 million in cash, no debt on the balance sheet and an unused revolving credit facility, we believe we are well positioned to support future growth.

In keeping with our focus on productivity and cost effectiveness, we implemented a repositioning of our management and supervisory team during 2003, reducing our field leadership to six area managers and eliminating one level of field management.  With our field leadership aggressively streamlined, we are focused more clearly than ever on managing what we believe to be the key elements to our future success.  To be successful we must: (i) increase the number of requirements our sales organization brings to the Company from new and existing clients; (ii) increase the number of qualified candidates our recruiting organization submits against those requirements; and most importantly, (iii) increase the rate at which quality submittals turn into placements.

During the latter part of 2003, as a result of intense focus by our management team and what appears to be the beginning of a market recovery in the Information Technology (IT) market sector, the productivity of both our sales and recruiting staff improved.  During the second half of 2003, average weekly requirements coming from new and existing clients increased 7.7% over the first half of the year.  Additionally, during the same period average weekly candidate submittals against requirements increased 3.0%.  The improvements in these key indicators have not yet resulted in a significant growth in technical headcount however. While average weekly placements increased by seven during the second half of 2003, average weekly terminations of existing technical employees also increased, resulting in a net increase in technical headcount of only two during the second half of 2003.  An increase in average weekly terminations has been common during the second half of the year.  The fact that significant growth did not occur during the second half of the year, in spite of the increase in average weekly placements, is an indication of the tentativeness of the recovery we are beginning to see.

While we are disappointed that our vigorous focus on increasing average weekly requirements and submittals has not yet resulted in significant increases in net placements (i.e., technical headcount growth), we believe that by continuing to focus on improving our placement rate, significant headcount growth in 2004 is possible.  However, achievement of such growth is dependent upon the continuation of increased sales and recruiting productivity and what appears to be the beginning of a modest recovery in the IT sector.

As important as the above indicators are to growth of revenue, the bill rates we are able to charge to clients and the margins we are able to obtain on those bill rates are the key indicators of our profitability.  Throughout 2003 we have seen continuous pressure from our clients to reduce our bill rates and to accept lower margins.  Average hourly bill rates have declined 9% from January 2003 to December 2003, and our average hourly margins on direct billings have declined 0.3%.  We believe that as the IT services market begins recovery, we will see a stabilization of bill rates and margins in 2004; however, we do not expect to see an improvement in these indicators until the demand for IT services and the supply of IT resources returns to balance.  To enhance profitability in an environment of intense margin pressures, we are focused on three key objectives: i) developing the lowest-cost staffing delivery model in the industry and becoming the service provider, and employer of choice to the IT consulting community; ii) fully integrating offshore capabilities into each line of business; and iii) developing channel sales partners to drive new business opportunities.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements.  Actual results may differ from these estimates under different assumptions or conditions.  We believe the estimates described below are the most sensitive estimates made by management in the preparation of the financial statements.

Estimates of Future Operating Results

The realization of certain assets recorded in our balance sheet is dependent upon our ability to return to profitability.  In evaluating the recorded value of our intangible assets ($11.2 million), goodwill ($16.5 million), and deferred tax assets ($2.6 million) for indication of impairment, we are required to make critical accounting estimates regarding the future operating results of the Company.  These estimates are extremely subjective.

To evaluate our intangible assets and goodwill for impairment, we rely heavily on the discounted cash flow model to assess the value of the associated reporting units.  The discounted cash flow valuation technique requires us to project operating results and the related cash flows over a ten-year period.  These projections are by their nature extremely subjective and if actual results were substantially below projected results, an impairment of the recorded value of our goodwill and intangible assets could result.

To assess the recorded value of our deferred tax assets for possible impairment, we must predict the likelihood of future taxable income generation.  Realization of the net deferred tax assets of $2.6 million requires the generation of at least $6.8 million of future taxable income.  If the Company does not generate sufficient future taxable income, an impairment of the recorded assets could result.

Allowance for Doubtful Accounts

In each accounting period we determine an amount to set aside to cover potentially uncollectible accounts.  We base our determination on an evaluation of accounts receivable for risk associated with a client’s ability to make contractually required payments.  These determinations require considerable judgment in assessing the ultimate potential for collection of these receivables and include reviewing the financial stability of the client, the clients’ willingness to pay and current market conditions.  If our evaluation of a client’s ability to pay is incorrect, we may incur future charges.

Accrual of Unreported Medical Claims

In each accounting period we estimate an amount to accrue for medical costs incurred but not yet reported (IBNR) under our self-funded employee medical insurance plans.  We base our determination on an evaluation of past rates of claim payouts and trends in the amount of payouts.  This determination requires significant judgment and assumes past patterns are representative of future payment patterns and that we have identified any trends in our claim experience.  A significant shift in usage and payment patterns within our medical plans could necessitate significant adjustments to these accruals in future accounting periods.

Critical Accounting Policies

Critical accounting policies are those policies that involve significant judgments and uncertainties or affect significant line items within our financial statements and potentially result in materially different outcomes under different assumptions and conditions.  Application of these policies is particularly important to the portrayal of our financial condition and results of operations.  We believe the accounting policies described below meet these characteristics.

Revenue Recognition

We recognize revenue for our staffing business and the majority of our solutions and infrastructure business as services are performed or products are delivered.  Certain outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee.  Revenue for these engagements is recognized in monthly installments over the period of the contract.  In some such contracts we invoice in advance for two or more months of service.  When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry.  If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue.  These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client.  All revenue derived from services provided by our employees or other independent contractors who work directly for us are recorded as direct revenue.

We generally do not enter into fixed price engagements.  If we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project.  This method of revenue recognition relies on accurate estimates of the cost, scope and duration of the engagement.  If the Company does not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized.  All future anticipated losses are recognized in the period they are identified.

In all of our services, risk associated with client satisfaction exists.  Although management feels these risks are adequately addressed by our adherence to proven project management methodologies and other procedures, the potential exists for future revenue charges relating to unresolved project issues with a small number of clients.

Goodwill and Other Intangible Impairment

We evaluate goodwill and other intangible assets on a periodic basis.  This evaluation relies on assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.  If these estimates or related assumptions change, we may be required to recognize impairment charges.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets.”  In accordance with the provisions of SFAS 142, effective January 1, 2002 we ceased amortization of certain intangible assets including goodwill.  Intangible assets with definite useful lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Also in conjunction with the adoption of the provisions of SFAS 142, we recorded a goodwill impairment charge of $16.4 million during 2002.  This impairment was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002, and therefore did not impact operating income.  The Company completed its impairment analysis as of January 4, 2004and found no indication of impairment of its recorded goodwill although the valuation determined the fair value of the Infrastructure and Solutions reporting units to approximate their carrying value.  Additional write-downs of intangible assets may be required if future valuations do not support current carrying value.

Deferred Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between reported income and income considered taxable by the taxing authorities.  SFAS 109 also requires the resulting deferred tax assets to be reduced by a valuation allowance if some portion or all of the deferred tax assets are not expected to be realized.  Based upon prior taxable income and estimates of future taxable income, we expect our deferred tax assets, net of the established valuation allowance ($2.6 million), will be fully realized in the future.  If actual future taxable income is less than we anticipate from our estimates, we may be required to record a valuation allowance against our deferred tax assets resulting in additional income tax expense which will be recorded in our consolidated statement of operations.

Restructuring

We recorded a restructuring charge and reserves associated with restructuring plans approved by management in December 2000.  The remaining reserve of $611,000 at January 3, 2004, consists of an estimate pertaining to real estate lease obligations.  Factors such as the ability to enter into subleases, the creditworthiness of sublessees, and the ability to negotiate early termination agreements with lessors could materially affect this real estate reserve.  While we believe our current estimates regarding lease obligations are adequate, our inability to sublet the remaining space or to obtain payments from sublessees could necessitate significant adjustments to these estimates in the future.

RESULTS OF OPERATIONS, YEAR ENDED JANUARY 3, 2004 VS. YEAR ENDED DECEMBER 28, 2002

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for the fiscal years ended January 3, 2004 (fiscal year 2003) versus December 28, 2002 (fiscal year 2002).  The tables provide guidance in our explanation of our operations and results.

	Year Ended January 3, 2004		Year Ended December 28, 2002		Increase (Decrease)
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Professional services revenue:
Provided directly	$281,356	84.8%	$327,582	76.9%	$(46,226)	(14.1)%	7.9%
Provided through subsuppliers	50,543	15.2	98,578	23.1	(48,035)	(48.7)	(7.9)
Total revenue	331,899	100.0	426,160	100.0	(94,261)	(22.1)	.0
Salaries, contracted services and direct charges	271,205	81.7	353,715	83.0	(82,510)	(23.3)	(1.3)
Selling, administrative and other operating costs	61,511	18.6	73,694	17.3	(12,183)	(16.5)	1.3
Amortization of intangible assets	773.2		785.2		(12)	(1.5)	.0
Loss on sale of corporate headquarters building	—	—	1,860.4		(1,860)	(100.0)	(.4)
Non-operating income	(79)	(.0)	(122)	.0	43	(35.2)	.0
Loss on investment	—	—	190.0		(190)	(100.0)	.0
Interest expense	13.0		1,042.2		(1,029)	(98.8)	(.2)
Loss on debt extinguishment	—	—	744.2		(744)	(100.0)	(.2)
Cumulative effect of change in accounting for goodwill	—	—	16,389	3.9	(16,389)	(100.0)	(3.9)

Loss before income taxes	(1,524)	(.5)	(22,137)	(5.2)	20,613	93.1	4.7
Income taxes (benefit)	—	—	(1,106)	(.3)	1,106	100.0	.3

Net loss	$(1,524)	(.5)%	$(21,031)	(4.9)%	$19,507	92.8%	4.4%

Personnel:
Management and Administrative	425		450		(25)	(5.6)%
Technical Consultants	2,575		2,625 *		(50)	(1.9)%

*Technical Consultant total restated for the year ended December 28, 2002 due to a change in the way the Company counts consultants who are between projects or have left the Company but not yet been terminated in its accounting systems.

Revenue

Revenue provided directly for the year ended January 3, 2004 decreased 14.1% from the comparable period a year ago.  We derived a substantially greater percentage of our total revenue from direct billings during 2003.  This increase in the percentage of direct revenue was due principally to the decrease in Chevron Texaco and Qwest Communications Managed Services contract revenue, most of which had been provided through subsuppliers.  Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit.

The decrease in revenue from 2002 to 2003 resulted primarily from the decrease in the number of consultants we had billable during 2003, as well as significant pricing pressures imposed by our clients.  Our technical consultant staff has decreased by only 50 consultants from December 28, 2002.  We believe this slight decrease in technical consultants is an indication the IT market has begun to stabilize.  Nonetheless, we expect pricing pressures imposed by our clients to continue.  As demand for the services our industry provides has declined, more clients have continued to demand pricing concessions, and we have had to concede lower prices to retain our relationships with these clients.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants.  Comparing the 2003 period to the 2002 period, these expenses decreased slightly as a percentage of revenue.  We have been successful at reducing our direct labor rates in response to decreasing bill rates.  We have been able to do this in part by passing billing rate decreases through to our consultants in the form of labor rate decreases where possible, increasing productivity levels of our billable technical staff and partially passing on increases in benefit costs to the employee.  The shift of our revenue mix to include more direct revenue with better margins and less low margin subsupplier revenue also played a role in decreasing this category of expense as a percentage of revenue.  We continuously attempt to control the factors which affect this category of expense.  Due to the pricing pressures previously discussed, there can be no assurance we will be able to maintain or improve this level.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs.  This category of costs represented 18.6% of total revenue for the year ended January 3, 2004, up from 17.3% for the year ended December 28, 2002.  The significant decline in our total revenue, especially subsupplier revenue, caused SG&A costs to increase as a percentage of total revenue.  The actual amounts of these costs decreased considerably from 2002 to 2003, however.  This decrease is the result of our ongoing efforts to reduce costs as demand for our services and our average billing rates has declined.  We decreased these costs primarily by reducing discretionary spending for non-billable travel, imposing wage controls on administrative and management personnel, eliminating or subleasing office space where possible and reducing the number of non-technical personnel we employ.  We are committed to continuing to manage this category of expense to the right level for our company; however, there can be no assurance this category of cost will not increase as a percentage of income if our revenue continues to decline.

Loss on Sale of Corporate Headquarters Building

In 2002 we sold our corporate headquarters building, incurring a loss of $1.9 million.  Net proceeds of $16.4 million were used to reduce the balance on our line of credit.  The Company remains a major tenant in the building following the sale.

Non-Operating Income

Non-operating income, consisting primarily of interest income, declined slightly during the year ended January 3, 2004 compared to the year ended December 28, 2002.  The higher level of interest income in the 2002 period resulted from significant cash investments during the early part of the year.  The cash invested during this time was then used to reduce outstanding debt.

Loss on Investment

During 2002 we wrote off a $190,000 equity investment we made during 2000.  The market value of this security had declined significantly and we deemed the decline in value to be other than temporary.  We disposed of this security prior to December 28, 2002.

Interest Expense

Interest expense during the year ended January 3, 2004 decreased significantly compared to the year ended December 28, 2002.  The reduction in interest expense is the result of lower levels of borrowing and reduced interest rates subsequent to our April 11, 2002 debt restructuring.  In April 2003 we reduced our borrowing on our line of credit to zero and it remained at or near zero throughout the remainder of fiscal 2003.  Debt levels have declined to zero primarily as a result of using cash invested during the first quarter of 2002, proceeds from the sale of our corporate headquarters building in May 2002 and proceeds from the Company’s federal income tax refund received in April 2003 to reduce debt.  We also experienced a decreased need to borrow to support accounts receivable as our revenue declined.

Loss on Debt Extinguishment

We completed the restructuring of our credit facility with GE Capital Corporation in the second quarter of 2002.  Upon the refinancing of our debt, we recorded a loss on extinguishment of debt of $744,000 primarily related to make-whole payments associated with our 1998 Note Purchase Agreement and the write-off of costs associated with previous financing arrangements.

Cumulative Effect of Change in Accounting for Goodwill

We adopted the full provisions of SFAS 142 in the first quarter of 2002 and recorded an impairment charge of approximately $16.4 million.  SFAS 142 no longer allows the amortization of purchased goodwill and certain indefinite lived intangible assets.  Instead, companies must test such assets for impairment at least annually.  Based on the impairment tests during the year ended December 28, 2002, we reduced the carrying value of goodwill for our Infrastructure reporting unit to its implied fair value.  The impairment was required because reduced the estimated future expected performance for this reporting unit.  Following the initial adoption of SFAS 142, at least annually, we are required to test our remaining goodwill for impairment.  We performed these tests as of December 29, 2002 and found no indication of impairment although the carrying value of the Infrastructure and the Solutions reporting units approximated their fair values.  Any significant deterioration in the outlook for these reporting units could result in future impairment of the associated goodwill.  See footnote “J” to the consolidated financial statements for further discussion of our adoption of SFAS 142.

Income Taxes

We recorded no income tax benefit during the year ended January 3, 2004 as non-deductible items (primarily travel meals and entertainment) negated the tax benefit of our operating loss.  This compares to a tax benefit of $1.1 million recorded for the year ended December 28, 2002, or an effective tax rate of 5.0%.

Personnel

We believe the fact that our technical consultants headcount decreased only slightly indicates the beginning of a stabilization of the IT market sector.  Administrative and management personnel decreased as a result of our continuing efforts to contain our operating costs.

RESULTS OF OPERATIONS, YEAR ENDED DECEMBER 28, 2002 VS. YEAR ENDED DECEMBER 31, 2001

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for the fiscal years ended December 28, 2002 versus December 31, 2001.  The tables provide guidance in our explanation of our operations and results.

	Year Ended December 28, 2002		Year Ended December 31, 2001		Increase (Decrease)
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Professional services revenue:
Provided directly	$327,582	76.9%	$411,387	74.6%	$(83,805)	(20.4)%	2.3%
Provided through subsuppliers	98,578	23.1	140,340	25.4	(41,762)	(29.8)	(2.3)
Total revenue	426,160	100.0	551,727	100.0	(125,567)	(22.8)	.0
Salaries, contracted services and direct charges	353,715	83.0	457,706	83.0	(103,991)	(22.7)	.0
Selling, administrative and other operating costs	73,694	17.3	87,909	15.9	(14,215)	(16.2)	1.4
Amortization of goodwill and other intangible assets	785.2		3,212.6		(2,427)	(75.6)	(.4)
Loss on sale of corporate headquarters building	1,860.4		—	—	1,860	100.0	.4
Non-operating income	(122)	.0	(247)	.0	125	(50.6)	.0
Loss on investment	190.0		3,012.5		(2,822)	(93.7)	(.5)
Interest expense	1,042.2		2,899.5		(1,857)	(64.1)	(.3)
Loss on debt extinguishment	744.2		—	—	744	100.0	.2
Cumulative effect of change in accounting for goodwill	16,389	3.9	—	—	16,389	100.0	3.9

Loss before income taxes	(22,137)	(5.2)	(2,764)	(.5)	(19,373)	(700.9)	(4.7)
Income taxes (benefit) and minority interest	(1,106)	(.3)	216.0		(1,322)	(612.0)	(.3)

Net loss	$(21,031)	(4.9)%	$(2,980)	(.5)%	$(18,051)	(605.7)%	(4.4)%

Personnel:
Management and Administrative	450		600		(150)	(25.0)%
Technical Consultants	2,625 *		3,200		(575)	(18.0)%

*Technical Consultant total restated for the year ended December 28, 2002 due to a change in the way the Company counts consultants who are between projects or have left the Company but not yet been terminated in its accounting systems.

Revenue

During fiscal year 2002, we derived 2.3% more of our revenue from direct revenue than in 2001.  The decline in subsupplier revenue was due principally to a $59 million decrease in revenue from our managed services agreement with Qwest Communications. Most of the revenue from our Qwest relationship had been provided through subsuppliers.  The large decrease with this single client was partially offset by the addition of a new managed services client.  Subsupplier revenue is mainly pass-through revenue with associated fees providing minimal profit.

Direct revenue decreased in 2002 compared to 2001 mostly as a result of a 18.0% decrease in technical consultants.  This decrease was reflective of the overall slowness in the economy and a significant downturn in spending for IT services in general and for the specific IT services we provide.  Additionally, we experienced a 7% decrease in our average bill rate due to pricing pressures imposed by our clients.  As demand for the services our industry provides declined during fiscal year 2002, certain clients took the opportunity to demand pricing concessions, and we conceded lower prices to retain our relationship with these clients.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants.  Comparing fiscal year 2002 to 2001, these expenses did not change as a percentage of revenue.  We were successful at decreasing our direct labor rates in response to decreasing bill rates.  We were able to do this by passing billing rate decreases through to our consultants in the form of labor rate decreases where possible and increasing productivity levels of our billable technical staff.  The shift of our revenue mix to include more direct revenue with better margins and less low margin subsupplier revenue also played a role in keeping this category of expense, as a percentage of revenue, constant.  Excluding the revenue and cost associated with subsupplier revenue, this category of expense as a percentage of revenue increased from 77.1% in 2001 to 77.9% in 2002.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs and other administrative costs.  SG&A costs represented 22.6% of direct revenue for fiscal year ended 2002, up from 21.4% for the comparable period in 2001.  Although SG&A costs increased as a percentage of direct revenue, we reduced SG&A costs by $14 million in 2002 over the prior fiscal year.  This decrease was the result of our ongoing efforts to reduce costs as demand for our services declined.  We managed these costs downward primarily by reducing discretionary spending for non-billable travel, imposing wage freezes on administrative and management personnel, eliminating office space where possible, and reducing the number of non-technical personnel we employed.

Amortization of Goodwill and Other Intangible Assets

Amortization of goodwill and intangible assets decreased in the twelve months ended December 28, 2002 as a result of the adoption of SFAS 142 at the beginning of 2002.  SFAS 142 requires companies to no longer amortize purchased goodwill and indefinite lived intangible assets but instead to test such assets for impairment at least annually.

Loss on Sale of Corporate Headquarters Building

In 2002 we sold our corporate headquarters building, incurring a loss of $1.9 million.  Net proceeds of $16.4 million were used to reduce the balance on our line of credit.  The Company remains a major tenant in the building following the sale.

Non-Operating Income

Non-operating income, consisting primarily of interest income, declined during the twelve months ended December 28, 2002 due to carrying minimal cash reserves as required by our line of credit.

Loss on Investment

We recorded a $3.0 million loss during 2001 relating to a 1999 equity investment in a privately held Minneapolis-based software company specializing in the storage and transmission of high volume data.

During 2002 we wrote off a $190,000 equity investment we made during 2000.  The market value of this security had declined significantly, and we deemed the decline in value to be other than temporary.  We disposed of this security prior to December 28, 2002.

Interest Expense

The decrease in interest expense resulted primarily from lower debt levels during 2002.  Debt levels declined during 2002 primarily as a result of using proceeds from the sale of our corporate headquarters building to reduce debt and a decreased need to borrow to support accounts receivable.  As our revenue, and accordingly, our receivable balance declined throughout the year, we used the cash collected from accounts receivable to reduce debt.  The lower interest rate we paid, prime plus ..75% on the current line of credit versus 9%, also affected interest expense for the year.

Loss on Debt Extinguishment

We completed the restructuring of our credit facility with GE Capital Corporation in 2002.  Upon the refinancing of our debt, we recorded a loss on extinguishment of debt of $744,000 primarily related to make-whole payments associated with our 1998 Note Purchase Agreement and the write-off of costs associated with previous financings.

Cumulative Effect of Change in Accounting for Goodwill

We adopted the full provisions of SFAS 142 in 2002 and recorded an impairment charge of approximately $16.4 million.

Income Taxes

We recorded an income tax benefit of $1.1 million during the twelve months ended December 28, 2002, resulting in an overall tax benefit rate of only 5.0%.  As a result of our continuing losses and our estimates of future taxable income, during 2002, we deemed it appropriate to establish reserves of $7.1 million against the deferred tax assets created by the write-off of goodwill and our continuing net operating losses.  The establishment of these reserves had the effect of reducing our recorded tax benefit.  We recorded an income tax expense of $216,000 during the twelve months ended December 31, 2001 in spite of the $2.8 million pre-tax loss.  The 2001 pre-tax loss included the loss of the investment of $3.0 million which represented a capital loss for tax purposes.  We do not expect to generate capital gains to enable us to utilize this capital loss during the carry-forward period, and accordingly, have recorded no tax benefit for that loss.

Personnel

The decrease in technical consultants was reflective of the overall slowness in the economy which had resulted in an overall reduction in spending for the IT services we provide.  Administrative and management personnel decreased as a result of our continuing efforts to contain our operating costs.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.

(dollars in thousands)	1/3/04	12/28/02	Increase (Decrease)	Percentage Increase (Decrease)

Cash and Cash Equivalents	$4,499	$54	$4,445	8,231.5%
Accounts Receivable	55,623	59,776	(4,153)	(6.9)
Other Current Assets	4,737	8,848	(4,111)	(46.5)
Total Current Assets	$64,859	$68,678	$(3,819)	(5.6)

Accounts Payable	$15,825	$18,966	$(3,141)	(16.6)
Current Debt	—	324	(324)	(100.0)
Other Current Liabilities	13,369	13,683	(314)	(2.3)
Total Current Liabilities	$29,194	$32,973	$(3,779)	(11.5)

Working Capital	$35,665	$35,705	$(40)	(.1)
Current Ratio	2.22	2.08	.14	6.7

Total Shareholders’ Equity	$68,663	$70,166	$(1,503)	(2.1)
Ratio of Debt to Equity	—	.00	(.00)	(100.0% )

Cash Requirements

The day-to-day operation of our business requires a significant amount of cash to flow through our Company.  During fiscal year 2003, we made total payments of approximately $237.4 million to pay our employees wages, benefits, and associated taxes.  We also made payments of approximately $53.5 million to pay vendors who provided billable technical resources to our clients through us.  Finally, we made payments of approximately $40.7 million to fund general operating expenses such as employee expense reimbursement, office space rental and utilities.

The cash to fund these significant payments comes almost exclusively from our collection of amounts due us for services rendered to our clients (approximately $336.1 million in fiscal year 2003).  Generally, payments made to fund the day-to-day operation of our business are due and payable regardless of the rate of cash collections from our clients.  While we do not anticipate such an occurrence, a significant decline in rate of collections from our clients, or an inability of the Company to timely invoice and therefore collect from our clients, could rapidly increase our need to borrow to fund the operations of our business.

Sources and Uses of Cash/Credit Facility

Cash and cash equivalents at January 3, 2004 increased considerably from December 28, 2002.  Since April 2003, we have been able to keep our line of credit at or near zero and excess cash in short-term investments.  Cash and cash equivalents have increased primarily as a result of:  (i) net collections of accounts receivable of $4.2 million during the year ended January 3, 2004; and (ii) the Company receiving its federal income tax refund of approximately $4.6 million in the second quarter of 2003.  These factors resulted in increases in cash and were partially offset by a reduction in accounts payable, which is reflective of our lower usage of subsuppliers.

Historically, we have been able to support internal growth in our business with internally generated funds. Our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement, a bi-weekly occurrence, and receipt of fees billed to clients, which generally occurs 30 or more days after invoicing.  During fiscal year 2003 and 2002 as revenues and payroll have declined, our need for working capital to support accounts receivable has also declined, resulting in a reduction in our need to borrow.  When our revenue and payroll begin to grow again, we would expect our need for working capital to increase once again.

During the twelve-month period ended January 3, 2004, we made capital expenditures totaling $2.3 million compared to $1.7 million in the twelve-month period ended December 28, 2002.  We funded these capital expenditures with internally generated funds.  We continue to tightly control capital expenditures to preserve working capital.

We believe funds generated from our business and credit available under our credit facility will be adequate to meet demands placed upon our resources by our operations and capital investments.

During 2002 and 2003, reducing our debt level and maintaining a low debt level was one of our top priorities.  In pursuit of this priority, effective April 11, 2002, we entered into an asset-based revolving credit agreement with up to $55.0 million of availability.  This borrowing facility reduced our cost of borrowing from 9% at the beginning of the year to prime plus .75%, or 4.75% currently.  To reduce our cost of financing even further, we reduced the level of availability under this credit agreement to $45.0 million following the sale of our corporate headquarters building on May 15, 2002.  In April 2003 we successfully reduced our borrowings on our line of credit to zero, and they have remained at or near zero throughout the remainder of fiscal 2003.  At January 3, 2004 our borrowing capability was at $26.6 million under our credit facility.  Borrowings under the credit agreement are secured by all of the Company’s assets.

The revolving credit agreement requires us to take advances or pay down the outstanding balance on the line of credit daily.  However, we can request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit.  The daily advances on the line of credit bear interest at the Wall Street Journal’s “Prime Rate” plus .75% while the fixed-term advances bear interest at the LIBOR rate plus 3.0%.  The credit agreement requires the payment of a commitment fee of .50% of the unused portion of the line plus an annual administration fee of $50,000.  The agreement, prohibits the payment of dividends, establishes limits on capital expenditures and requires us to maintain a minimum accounts payable turnover ratio among other things.  We believe we will be able to continue to meet the requirements of the agreement.  The credit agreement matures on April 10, 2005.

Commitments and Contingencies

The Company leases office facilities under non-cancelable operating leases.  Deferred compensation is payable to participants in accordance with the terms of individual contracts.  Minimum future obligations on operating leases and deferred compensation agreements at January 3, 2004, are as follows (in thousands):

	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total

Operating Leases	$5,959	$10,835	$4,705	$6	$21,505

Deferred Compensation	$347	$389	$502	$2,478	$3,716

Total	$6,306	$11,224	$5,207	$2,484	$25,221

New Accounting Pronouncements

In June 2001, the FASB issued SFAS Nos. 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets.”  SFAS No. 141 was effective for all business combinations initiated after June 30, 2001, and has had no impact on our financial statements.  SFAS No. 142 addresses how intangible assets should be accounted for.  We initially adopted the full provisions of SFAS No. 142 in 2002 and recorded an impairment charge of $16.4 million.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”  SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required all gains and losses from extinguishment of debt to be classified as an extraordinary item.  SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged.  We adopted SFAS 145 as of December 28, 2002, at which time we reclassified the loss resulting from the extinguishment of debt as a separate component in income from continuing operations.  The adoption of SFAS 145 did not have a material impact on our consolidated balance sheet or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.”  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation.  The transition guidance and annual disclosure provisions of SFAS 148 became effective for fiscal years ending after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.  The adoption of SFAS 148 did not have a material impact on our consolidated balance sheet or results of operations.  We provided the interim disclosures required by SFAS 148 beginning in the first quarter of 2003.

Market Conditions, Business Outlook and Risks to Our Business

During fiscal 2003, several market conditions have continued to affect our industry.  Price competition in the area of technical staff augmentation has created pressure on billable hourly rates, and clients continued to request increasingly lower cost models for staff augmentation services.  As a result, we have encountered declining billing rates for quite some time.  Management expects that clients will continue, for the foreseeable future, to request lower cost offerings for staff augmentation services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts and the use of offshore resources.  Our ability to respond to customer requests for lower pricing or to provide other low-cost solutions in this area of our business will have a direct effect on our performance.  Management expects competitive conditions in the area of technical staff augmentation to continue for the foreseeable future, although it expects that demand for these services will increase as the general economy begins to recover.

Management continues to concentrate on staff augmentation in Fortune 500 and small and medium-sized businesses, business solutions for small and medium-sized businesses, and business opportunities with its technology and product partners.  In addition, we plan to develop a low-cost staffing delivery model, expand our offshore service capabilities and develop relationships with sales channel partners with which we will share sales leads.  While we believe these areas of our business present opportunities to grow our business, growth in these areas will depend on improvement in the economy and spending in the overall IT services market, our ability to compete with other vendors and our success in obtaining new clients.

Staff augmentation continues to represent more than half of total revenue (revenue from services provided directly to clients(direct revenue) plus revenue from services provided to our clients by subsuppliers (subsupplier revenue)) and over half of our direct revenue.  While we saw a slight increase in demand for our services in the second half of 2003, there can be no assurance as to when, or if, we will experience sustained revenue growth.  Our ability to respond to the conditions outlined above will bear directly on our performance.

Our ability to quickly identify, attract and retain qualified technical personnel, especially when recovery begins, will affect our results of operations and ability to grow in the future.  Competition for qualified personnel is intense.  If we are unable to hire the talent required by our clients in a timely, cost-effective manner, it will affect our ability to grow our business.  In addition to our ability to control labor costs, our ability to control employee benefit costs and other employee-related costs will affect our future performance.  In an effort to contain our benefits costs, we implemented changes to our benefits plans for fiscal year 2003 and have implemented additional changes for 2004.  While we believe the changes we implemented will be effective, the effectiveness of these changes may vary due to factors we cannot control such as rising medical costs, the amount of medical services used by our employees and similar factors.

Controlling operating costs while attempting not to impact our ability to respond to our clients also is a factor in our future success.  We have streamlined our operations by consolidating offices, reducing administrative and management personnel and continuing to review our company structure for more efficient methods of operating our business and delivering our services.  We may not be able to continue to reduce costs without affecting our ability to deliver timely service to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for the future business of the Company.

Terms and conditions standard to computer consulting services contracts also present a risk to our business.  In general, our clients can cancel or reduce their contracts on short notice.  Loss of a significant client relationship or a significant portion thereof, a significant number of relationships or a major contract could have a material adverse effect on our business.

We believe our working capital will be sufficient for the foreseeable needs of our business.  Significant rapid growth in our business or a significant stretching of payment terms with major clients, could create a need for additional working capital.  An inability to obtain additional working capital, should it be required, could have an adverse material effect on our business.  We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could have a material adverse effect on our business.

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

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)	January 3, 2004	December 28, 2002
ASSETS

Current assets:
Cash and cash equivalents	$4,499	$54
Accounts receivable, less allowance for doubtful accounts of $1,508 and $1,283, respectively	55,623	59,776
Prepaid expenses and other current assets	4,737	4,004
Income tax refund receivable	—	4,844
Total current assets	64,859	68,678

Property and equipment	6,297	7,071
Intangible assets, net of accumulated amortization of $2,741 and $1,968, respectively	11,249	12,022
Goodwill	16,460	16,460
Other assets	3,030	2,513
	$101,895	$106,744

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$15,825	$18,966
Salaries and vacations	7,774	6,036
Deferred revenue	2,766	4,340
Health care reserves	1,821	1,873
Other current liabilities	1,008	1,434
Line of credit	—	324
Total current liabilities	29,194	32,973

Non-current liabilities, primarily deferred compensation	4,038	3,605
Commitments (Note H)

Shareholders’ equity:
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,211,807 and 24,199,307 shares, respectively	2,421	2,420
Additional capital	20,149	20,129
Retained earnings	46,093	47,617
Total shareholders’ equity	68,663	70,166
	$101,895	$106,744

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year
(Dollars in thousands except per share amounts)	2003	2002	2001

Professional services revenue:
Provided directly	$281,356	$327,582	$411,387
Provided through subsuppliers	50,543	98,578	140,340
Total revenue	331,899	426,160	551,727

Expenses:
Salaries, contracted services and direct charges	271,205	353,715	457,706
Selling, administrative and other operating costs	61,511	73,694	87,909
Amortization of goodwill and other intangible assets	773	785	3,212
Loss on sale of corporate headquarters building	—	1,860	—
Operating (loss) income	(1,590)	(3,894)	2,900

Non-operating income	79	122	247
Loss on investments	—	190	3,012
Interest expense	13	1,042	2,899
Loss on debt extinguishment	—	744	—

Loss before income taxes and cumulative effect of change in accounting principle	(1,524)	(5,748)	(2,764)

Income tax (benefit) expense	—	(1,106)	216

Net loss before cumulative effect of change in accounting principle	(1,524)	(4,642)	(2,980)

Cumulative effect of change in accounting for goodwill	—	16,389	—

Net loss	$(1,524)	$(21,031)	$(2,980)

Per common share:
Basic and diluted loss:
Net loss before cumulative effect of change in accounting principle	$(.06)	$(.19)	$(.12)
Cumulative effect of change in accounting for goodwill	—	(.68)	—
Net loss:	$(.06)	$(.87)	$(.12)

Average common shares outstanding	24,201,000	24,198,000	24,196,000

Average common and common equivalent shares outstanding	24,201,000	24,198,000	24,196,000

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year
(In thousands)	2003	2002	2001

Cash flows from operating activities:
Net loss	$(1,524)	$(21,031)	$(2,980)
Cumulative effect of change in accounting for goodwill	—	16,389	—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,883	4,704	5,124
Amortization of goodwill and other intangible assets	773	785	3,212
Loss on disposal of building	—	1,860	—
Loss on disposal of other assets	202	296	96
Loss on investments	—	190	3,012
Change in deferred income tax assets	(330)	3,712	2,405
Change in:
Accounts receivable	4,153	23,546	15,173
Prepaid expenses	(706)	(815)	(2,251)
Other assets	(214)	(268)	2,775
Accounts payable	(3,141)	(18,812)	3,528
Salaries and vacations	1,738	(363)	(2,116)
Other accrued expenses	(119)	139	4,445
Deferred revenue	(1,574)	1,470	1,039
Income tax refund receivable	4,844	(2,103)	(248)
Restructuring accrual	(587)	(1,456)	(3,894)
Non-current liabilities, primarily deferred compensation	661	(5,525)	(3,027)
Net cash provided by operating activities	7,059	2,718	26,293

Cash flows from investing activities:
Property and equipment additions	(2,334)	(1,664)	(4,910)
Payments for acquisitions, net of cash acquired	—	—	(2,993)
Proceeds from liquidation of annuities and other contracts	—	5,016	—
Proceeds from property and equipment sales	23	16,448	36
Net cash (used in) provided by investing activities	(2,311)	19,800	(7,867)

Cash flows from financing activities:
Cash dividends	—	—	(2,420)
Net change in line of credit	(324)	324	—
Proceeds from borrowings	—	29,525	52,895
Repayment of borrowings	—	(70,525)	(52,895)
Proceeds from exercise of stock options	21	8	6
Net cash used in financing activities	(303)	(40,668)	(2,414)

Net increase (decrease) in cash and equivalents	4,445	(18,150)	16,012

Cash and equivalents at beginning of year	54	18,204	2,192

Cash and equivalents at end of year	$4,499	$54	$18,204

Supplemental cash flow information:
Cash (refunded) paid during the year for:
Income taxes	$(4,515)	$(2,715)	$(1,846)
Interest	13	1,073	3,811

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

(Dollars in thousands except per share amounts)	Common Stock	Additional Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balances at December 31, 2000	$2,419	$20,116	$(48)	$72,596	$95,083

Common stock issued – 1,545 shares upon exercise of stock options	1	5			6
Cash dividends ($.04 per share)				(968)	(968)
Unrealized loss on available for sale securities			(58)		(58)
Net loss				(2,980)	(2,980)
Comprehensive loss					(3,038)
Balances at December 31, 2001	2,420	20,121	(106)	68,648	91,083

Common stock issued – 2,685 shares upon exercise of stock options		8			8
Realized loss on available for sale securities			106		106
Net loss				(21,031)	(21,031)
Comprehensive loss					(20,925)
Balances at December 28, 2002	2,420	20,129	$0	47,617	70,166

Common stock issued – 12,500 shares upon exercise of stock options	1	20			21
Net loss (Comprehensive Loss)				(1,524)	(1,524)
Balances at January 3, 2004	$2,421	$20,149		$46,093	$68,663

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Description of business - Analysts International Corporation (the Company) is a diversified IT services company.  Services are provided through the Business Solutions Group, which provides business solutions and network infrastructure services; the Managed Services Group, which provides a comprehensive range of outsourced business functions; and IT supplemental resources (also referred to as technical staff augmentation), which provides resources for supporting clients’ IT staffing needs.

Basis of presentation - The consolidated financial statements include the accounts of Analysts International and our subsidiaries.  All intercompany accounts and transactions have been eliminated.

Change in fiscal year - We changed our fiscal year end to December 31 from June 30, effective December 31, 2000.  Effective December 28, 2002, we again changed our fiscal year to end on the Saturday closest to December 31.  This change in year end did not have a material impact on our operations.  References to fiscal 2003 and fiscal 2002 refer to the fiscal periods from December 29, 2002 to January 3, 2004 and from January 1, 2002 to December 28, 2002, respectively.

Depreciation - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (1 to 10 years for leasehold improvements and 2 to 7 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

Financial instruments - In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” management estimates the carrying value of all financial instruments, including the variable rate short-term debt balance at December 28, 2002, approximate fair value because of the short-term nature of these instruments.

Revenue recognition - We recognize revenue for our staffing business and the majority of our business solutions and infrastructure business as services are performed or products are delivered.  Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee.  Revenue for these engagements is recognized in monthly installments over the period of the contract.  In some such contracts we invoice in advance for two or more months of service.  When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry.  If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue.  These revenues, however, are recorded on a gross vs. net basis because we retain credit risk and are the primary obligor to our client.  All revenue derived from services provided by our employees or other independent contractors working directly for us are recorded as direct revenue.

We generally do not enter into fixed price engagements.  If, however, we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project.  This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement.  If the Company does not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on existing contracts may need to be recognized.  All future anticipated losses are recognized in the period they are identified.

In all of our services, risk associated with client satisfaction exists.  Although management feels these risks are adequately addressed by our adherence to proven project management methodologies and other procedures, the potential exists for future revenue charges relating to unresolved project issues with a small number of clients.

Comprehensive income/loss - Other comprehensive income/loss consists of realized and unrealized losses on available-for-sale securities.

Net income (loss) per share - Basic and diluted earnings per share (EPS) are presented in accordance with SFAS No. 128, “Earnings per Share.”  Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.  The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options.  Options to purchase 2,126,000, 2,067,000 and 1,819,000 shares of common stock were outstanding at the end of fiscal periods 2003, 2002 and 2001, respectively, but were excluded from the computation of common stock equivalents because they were anti-dilutive.

Cash equivalents - Temporary cash investments in money market accounts are considered to be cash equivalents.

Shares reserved - At January 3, 2004, there were approximately 29,229,000 shares reserved for issuance under the stock option plans and the shareholders’ rights plan.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Intangible assets - Intangible assets consist of tradenames and customer lists.  The customer list is amortized on a straight-line basis over 15 years.  At January 3, 2004, management assessed whether indications of impairment in the value of intangible assets were present.  The factors considered by management in performing this assessment included current operating results, trends and prospects, as well as the anticipated effects of demand, competition and other economic factors.  No indicators of impairment were identified at January 3, 2004.

Goodwill assets - Effective January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.”  SFAS No. 142 prohibits companies from amortizing purchased goodwill.  Instead, we examine our goodwill at least annually to determine if an impairment has occurred.  See Note J for discussion of the impact of this adoption.  We have selected the first day of our fiscal year as the date upon which we will perform our annual examination for impairment.

Derivatives - The Company’s policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

Stock Option Plans - Analysts International has four stock-based compensation plans, which are described below.  We have adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and have continued to apply Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for these plans.  Accordingly, no compensation cost has been recognized for these stock option plans.  Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, our pro forma net loss and loss per share for the years ended January 3, 2004, December 28, 2002 and December 31, 2001 would have been the amounts indicated below:

	Year Ended
	January 3, 2004	December 28, 2002	December 31, 2001
Net loss (in thousands):
As reported	$(1,524)	$(21,031)	$(2,980)
Pro forma	(2,211)	(22,173)	(3,949)
Net loss per share (basic):
As reported	$(.06)	$(.87)	$(.12)
Pro forma	(.09)	(.92)	(.16)
Net loss per share (diluted):
As reported	$(.06)	$(.87)	$(.12)
Pro forma	(.09)	(.92)	(.16)

The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended
	January 3, 2004	December 28, 2002	December 31, 2001

Expected life	5 years	5 years	5 years
Expected volatility	158%	111%	74%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.6%	5.0%	6.0%

The weighted average fair value of options granted during the years ended January 3, 2004, December 28, 2002 and December 31, 2001 was $2.61, $2.50 and $2.23, respectively.

Analysts International has options outstanding under four option plans.  Under the 1994 Incentive Stock Option Plan, the Company may grant options to its employees for up to 1,200,000 shares of common stock.  Under the 1996 Stock Option Plan for Non-Employee Directors, the Company may grant options to its non-employee directors for up to 240,000 shares of common stock.  Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock.  Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock.  Under all plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant and an option’s maximum term is generally 10 years.  Options are generally exercisable 25% annually beginning one year after date of grant.

A summary of the status of the Company’s stock option plans as of January 3, 2004, December 28, 2002 and December 31, 2001 and changes during the periods ending on those dates is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2000	1,792,097	$12.34

Granted	520,250	4.37
Exercised	(1,719)	3.19
Expired	(491,574)	12.55
Outstanding at December 31, 2001	1,819,054	10.01

Granted	536,500	3.27
Exercised	(2,828)	3.19
Expired	(285,314)	10.65
Outstanding at December 28, 2002	2,067,412	8.18

Granted	287,000	2.85
Exercised	(12,500)	1.68
Expired	(216,230)	4.88
Outstanding at January 3, 2004	2,125,682	$7.83

Shares available for future grant at January 3, 2004 and December 28, 2002 were 382,736 and 453,506, respectively.

The following table summarizes information about stock options outstanding at January 3, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 1/3/04	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 1/3/04	Weighted-Average Exercise Price
$2.00 - $3.00	589,500	9.18	$2.93	86,125	$2.88
$3.19 - $4.40	599,723	7.34	$4.00	390,115	$3.83
$5.01 - $10.38	484,750	6.67	$9.08	328,563	$9.51
$10.81 - $34.94	451,709	4.73	$17.95	450,543	$17.96

$2.00 - $34.94	2,125,682	7.15	$7.83	1,255,346	$10.32

Accounting Pronouncements - In June 2001, the FASB issued SFAS Nos. 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets.”  SFAS No. 141 was effective for all business combinations initiated after June 30, 2001, and has had no impact on our financial statements.  SFAS No. 142 addresses how intangible assets should be accounted for.  We initially adopted the full provisions of SFAS No. 142 in 2002 and recorded an impairment charge of $16.4 million.  SFAS No. 142 requires companies to no longer amortize purchased goodwill but instead to test such assets for impairment at least annually.  Based on the impairment tests, we reduced the carrying value of goodwill for our infrastructure reporting unit to its implied fair value.  The impairment was required because economic conditions at the time of testing reduced the estimated future expected performance for this reporting unit.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”  SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required all gains and losses from extinguishment of debt to be classified as an extraordinary item.  SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged.  We adopted SFAS 145 as of December 28, 2002, at which time we reclassified the loss resulting from the extinguishment of debt as a separate component in income from continuing operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.”  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.  The adoption of SFAS 148 did not have a material impact on our consolidated balance sheet or results of operations.  We provided the interim disclosures required by SFAS 148 beginning in the first quarter of 2003.

Reclassifications – Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year.  These reclassifications had no impact on our results of operations or shareholders’ equity as previously reported.

B. Property and Equipment

(In thousands)	January 3, 2004	December 28, 2002

Leasehold improvements	$3,105	$3,113
Office furniture & equipment	30,668	29,778
	33,773	32,891
Accumulated depreciation	27,476	25,820
	$6,297	$7,071

On May 15, 2002, we completed the sale of our corporate headquarters building.  The net proceeds of the sale were $16,380,000.  The Company recorded a $1,860,000 loss on the sale.  The Company remains a major tenant in the building following the sale.  The balance in leasehold improvements includes improvements in leased office spaces throughout the Company.

C. Intangible Assets

For the year ended January 3, 2004, we did not acquire or dispose of any intangible assets.  Other intangibles consisted of the following:

	January 3, 2004			December 28, 2002
(In thousands)	Gross Carrying Amount	Accumulated Amoritization	Other Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net

Customer list	$12,270	$(2,608)	$9,662	$12,270	$(1,835)	$10,435
Tradename	1,720	(133)	1,587	1,720	(133)	1,587
	$13,990	$(2,741)	$11,249	$13,990	$(1,968)	$12,022

The customer list is scheduled to be fully amortized by 2015 with corresponding amortization estimated to be approximately $800,000 per year.  The tradename is considered to have an indefinite life and is not amortized.

D. Deferred Compensation

Analysts International has a Deferred Compensation Plan for key management employees as determined by the Compensation Committee.  Included in liabilities at January 3, 2004 and December 28, 2002 is $3,716,000 and $2,845,000, respectively, representing the Company’s liability under the Plan.  This liability is being partially funded by the purchase of life insurance and annuity contracts.  Included in assets at January 3, 2004 and December 28, 2002 is $1,195,000 and $981,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value.  During 2002, under the terms of our agreements with three former executives, we made lump sum payments totaling $5,986,000.  These payments were partially funded by the liquidation of annuities and loans against the cash value of insurance policies totaling $5,016,000.  The remainder of the payments were funded using our line of credit.  Deferred compensation expense for the years ended January 3, 2004, December 28, 2002 and December 31, 2001 was approximately $1,003,000, $162,000 and $299,000, respectively.

E. Long-term Debt

Effective April 11, 2002, we consummated an asset-based revolving credit facility with up to $55,000,000 of availability.
We reduced the level of availability to $45,000,000 following the sale of our corporate headquarters building on May 15, 2002.  Borrowings under this credit agreement are secured by all of the Company’s assets.  We used an initial advance under the line of credit of $29,800,000 to pay the outstanding balance of the senior notes ($19,100,000, including make-whole obligations), the outstanding balance on an existing line of credit ($10,300,000), and certain transaction expenses.  Under the new revolving credit agreement, which matures on April 10, 2005, the Company must take advances or pay down the outstanding balance daily.  We can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. Daily advances on the line of credit bear interest at the Wall Street Journal’s “Prime Rate” plus .75% (4.75% on January 3, 2004) while the fixed-term advances bear interest at the LIBOR rate plus 3.0%.  The credit agreement requires the payment of a commitment fee of .50% of the unused portion of the line plus an annual administration fee of $50,000.  The agreement restricts, among other things, the payment of dividends, establishes limits on capital expenditures and requires us to maintain a minimum accounts payable turnover ratio.  We believe we will be able to continue to meet the requirements of this  agreement for the foreseeable future. Repayment of the senior notes resulted in a loss on the early extinguishment of debt of $744,000 in the quarter ended June 30, 2002.

F.  Shareholders’ Rights Plan

On June 15, 1989, the Board of Directors adopted a common stock shareholders’ rights plan.  Under this plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant.  The Board of Directors amended the plan on April 29, 1996 and April 16, 1998. The rights, which expire on April 16, 2006, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from the Company one share of common stock at a price of $160.00, subject to certain adjustments.  The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more (or as low as 10% as the Board of Directors may determine) of the Company’s common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

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

At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of the Company’s shares, the Board of Directors may redeem the rights at $.01 per right.

G.  Income Taxes

The provision for income tax expense (benefit) was as follows:

	Fiscal Year
(In thousands)	2003	2002	2001

Currently payable (receivable):
Federal	$277	$(4,818)	$(2,075)
State	53	—	(393)
	330	(4,818)	(2,468)

Deferred:
Federal	(296)	(2,220)	1,298
State	(34)	(1,185)	243
	(330)	(3,405)	1,541
Valuation allowance for deferred tax asset	—	7,117	1,143
	(330)	3,712	2,684

Total:	$0	$(1,106)	$216

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	January 3, 2004	December 28, 2002
Deferred compensation	$1,449	$1,191
Accrued vacation and compensatory time	487	720
Accrued reorganization costs	238	467
Self-insured health care reserves	36	47
Allowance for doubtful accounts	588	501
Depreciation	169	203
Capital loss carryforward	1,148	1,174
Goodwill and other intangibles	4,063	5,108
State net operating losses	1,120	944
Federal net operating loss carryforward	1,509	—
Other	81	112
Valuation allowance	(8,292)	(8,292)

Net deferred tax assets	$2,596	$2,175

Whereof:
Current	$968	$1,179
Noncurrent	1,628	996
	$2,596	$2,175

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

	Fiscal Year
(In thousands)	2003	2002	2001

Income tax (benefit) at statutory federal rate	$(533)	$(7,748)	$(965)
State and local taxes, net of federal benefit	(59)	(863)	(107)
Valuation allowance for deferred tax asset	—	7,117	1,143
Other	592	388	145
Total tax provision	$0	$(1,106)	$216

H. Commitments

At January 3, 2004 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending December 31,	2004	$5,959
	2005	5,715
	2006	5,120
	2007	3,160
	2008	1,545
	Later	6
Total minimum obligation		$21,505

Rent expense, primarily for office facilities, for the years ended January 3, 2004, December 28, 2002 and December 31, 2001 was $6,216,000, $6,327,000 and $5,570,000, respectively.

Analysts International has compensation arrangements with its corporate officers and certain other employees which provide for certain payments in the event of a change of control of the Company.

We also sponsor a 401(k) plan.  Substantially all employees are eligible to participate and may contribute up to 50% of their pretax earnings, subject to IRS maximum contribution amounts.  After one year of employment, we make matching contributions in the form of Company stock of 18% of a participant’s pre-tax contribution.  The Company’s contributions fully vest after the employee has completed five years of service and for the years ended January 3, 2004, December 28, 2002 and December 31, 2001 amounted to approximately $663,000, $852,000 and $1,208,000, respectively.

I. Restructuring Charge

In December 2000, we recorded a restructuring charge of $7.0 million including $4.4 million to cover lease terminations and abandonment costs (net of sublease income).  A summary of the restructuring charge and subsequent activity in the restructuring accrual account, which is included in other current and other non-current liabilities, is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total

Balance at December 31, 2000	$2,204	$4,344	$6,548

Cash expenditures	2,180	1,517	3,697
Non-cash charges	—	197	197
Balance at December 31, 2001	$24	$2,630	$2,654

Cash expenditures	24	1,511	1,535
Non-cash charges	—	96	96
Additional accrual	—	175	175
Balance at December 28, 2002	$—	$1,198	$1,198

Cash expenditures		587	587
Non-cash charges		—	—
Balance at January 3, 2004		$611	$611

During fiscal 2002, we were less successful than anticipated in subleasing certain of the vacated spaces.  As a result it became necessary to add $175,000 to the reserve.  While we believe the reserve is currently adequate, negative sublease activity in the future, including any defaults of existing subleases could create the need for future adjustments to this reserve.

J. Adoption of SFAS No. 141 and SFAS No. 142

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

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment, while the second phase measures the impairment.  We completed our first phase impairment analysis during the first quarter of 2003 and found no indication of impairment of our recorded goodwill; accordingly, the second phase testing was not required.

Based on the impairment tests for fiscal 2002, we recognized a transitional impairment loss of $16,389,000 in the first quarter of 2002 to reduce the carrying value of goodwill at our infrastructure reporting unit to its implied fair value.  We did not record a tax benefit for this adjustment, as our current operating performance required the establishment of a reserve against the deferred tax asset created by this impairment.

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

Following the initial adoption of SFAS No. 142, at least annually, we are required to test our remaining goodwill for impairment.  We will perform these tests each year, as of the first day of our fiscal year.  The fair value of the Infrastructure and the Solutions reporting units approximate the carrying values of these reporting units as of January 4, 2004.

Under SFAS No. 142, we have prospectively ceased amortization of goodwill effective January 1, 2002.  Supplemental comparative disclosure as if the change had been retroactively applied to January 1, 2001 is as follows:

	Year Ended
(In thousands, except per share amounts)	January 3, 2004	December 28, 2002	December 31, 2001

Net loss:
As reported	$(1,524)	$(21,031)	$(2,980)
Goodwill amortization	—	—	1,552
As adjusted	$(1,524)	$(21,031)	$(1,428)

Basic and diluted net loss per share:
As reported	$(.06)	$(.87)	$(.12)
Goodwill amortization	—	—	06
As adjusted	$(.06)	$(.87)	$(.06)

Independent Auditors’ Report

Shareholders and Board of Directors

Analysts International Corporation

Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and its subsidiaries (the Company) as of January 3, 2004 and December 28, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended January 3, 2004, December 28, 2002 and December 31, 2001.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for the years ended January 3, 2004, December 28, 2002 and December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note J to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain intangibles in 2002.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 5, 2004

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

Our independent auditors, Deloitte & Touche LLP, provide an objective independent review by audit of Analysts International’s consolidated financial statements and issuance of a report thereon.  Their audit is conducted in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to appraise the adequacy and effectiveness of the audit functions, internal controls and quality of our financial accounting and reporting.

/s/ Michael J. LaVelle	/s/ David J. Steichen
Michael J. LaVelle	David J. Steichen
President and Chief Executive Officer	Interim Chief Financial Officer

Stock Data

	Market Range
	High	Low	Close
Fiscal Year Ended January 3, 2004
Fourth Quarter	$3.70	$2.10	$3.18
Third Quarter	3.15	2.11	2.56
Second Quarter	2.54	1.25	2.45
First Quarter	2.15	1.15	1.51

Fiscal Year Ended December 28, 2002
Fourth Quarter	$2.89	$1.10	$1.98
Third Quarter	4.45	2.50	2.90
Second Quarter	5.30	3.17	4.25
First Quarter	4.95	3.25	4.00

The Company’s common shares are traded on The Nasdaq Stock Market® under the symbol ANLY.  As of March 5, 2004, there were approximately 1,174 shareholders of record.  The above table sets forth for the periods indicated the market prices for the Company’s Common Stock as reported by Nasdaq.

During the quarter ended September 30, 2001, the Board elected to suspend the quarterly dividend to retain capital.  The Company’s current debt arrangement prohibits the payment of dividends.  There can be no assurance the Company will be able to reinstate a dividend paying policy in the future.

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

Five Year Financial Summary

(Dollars in thousands except per share amounts)	Fiscal Year			Six Months Ended December 31, 2000	Fiscal Year
	2003	2002	2001		2000	1999
Professional services revenues:
Provided directly	$281,356	$327,582	$411,387	$226,706	$420,140	$480,790
Provided through subsuppliers	50,543	98,578	140,340	61,634	138,591	139,366
Total revenues	331,899	426,160	551,727	288,340	558,731	620,156
Salaries, contracted services and direct charges	271,205	353,715	457,706	235,238	452,334	486,816
Amortization of goodwill and other intangible assets	773	785	3,212	1,370	1,025	415
Loss on sale of corporate headquarters	—	1,860	—	—	—	—
Restructuring charges	—	—	—	7,000	—	—
Non-operating income	79	122	247	68	1,452	1,408
Loss on investment	—	190	3,012	—	—	—
Interest expense	13	1,042	2,899	1,494	1,584	178
Loss on debt extinguishment	—	744	—	—	—	—
Income taxes (benefit) and minority interest	—	(1,106)	216	(3,631)	5,769	14,535
Net (loss) income before cumulative effect of change in accounting for goodwill	(1,524)	(4,642)	(2,980)	(6,302)	9,788	22,733

Cumulative effect of change in accounting for goodwill	—	16,389	—	—	—	—

Total assets	101,895	106,744	192,884	201,729	192,144	186,216
Long-term liabilities	4,038	3,605	7,588	45,615	41,739	27,534
Shareholders’ equity	68,663	70,166	91,083	95,083	99,053	98,014
Per share data:
Net (loss) income before cumulative effect of change in accounting for goodwill (basic)	(.06)	(.19)	(.12)	(.28)	.43	1.01
Net (loss) income before cumulative effect of change in accounting for goodwill (diluted)	(.06)	(.19)	(.12)	(.28)	.43	1.00
Cash dividends	.00	.00	.10	.20	.40	.40
Shareholders’ equity	2.84	2.90	3.76	3.93	4.38	4.35

Average common shares outstanding	24,201,000	24,198,000	24,196,000	22,624,000	22,583,000	22,524,000
Average common and common equivalent shares outstanding	24,201,000	24,198,000	24,196,000	22,624,000	22,624,000	22,732,000
Number of personnel	3,000	3,075 *	3,800	4,750	4,800	4,900

*Personnel staff restated for 2002 due to a change in the way the Company counts technical consultants who are between projects or have left the company but not yet been terminated in its accounting systems.

We changed our fiscal year end to December 31 from June 30, effective December 31, 2000.  Accordingly, we have presented financial information for the six months ended December 31, 2000 (the transition period).  Effective December 28, 2002, we changed our fiscal year to end on the Saturday closest to December 31.  Accordingly, references herein to our fiscal year 2002 refer to the fiscal period from January 1, 2002 to December 28, 2002 and to our fiscal year 2003 refer to the fiscal period from December 29, 2002 to January 3, 2004.

Quarterly Revenues and Income

The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

(Dollars in thousands except per share amounts)	Quarter Ended March 29	Quarter Ended June 28	Quarter Ended September 27	Quarter Ended January 3	Total
Fiscal 2003
Total revenue	$86,041	$82,610	$80,036	$83,212	$331,899
Loss before income taxes	(373)	(168)	(559)	(424)	(1,524)
Income taxes (benefit)	(57)	—	—	57	—
Net loss	(316)	(168)	(559)	(481)	(1,524)
Net loss per share (basic and diluted)	(.01)	(.01)	(.02)	(.02)	(.06)

	Quarter Ended March 31	Quarter Ended June 30		Quarter Ended September 30	Quarter Ended December 28	Total
Fiscal 2002
Total revenue	$114,684	$110,744		$107,414	$93,318	$426,160
Loss before income taxes and change in accounting for goodwill	(913)	(3,800	)*	(907)	(128)	(5,748)
Income tax benefit	(212)	(623)		(224)	(47)	(1,106)
Net loss before change in accounting for goodwill	(701)	(3,177	)*	(683)	(81)	(4,642)
Cumulative effect of change in accounting for goodwill	(16,389)	—		—	—	(16,389)
Net loss	(17,090)	(3,177	)*	(683)	(81)	(21,031)
Net loss before change in accounting for goodwill per share (basic and diluted)	(.03)	(.13	)*	(.03)	(.00)	(.19)
Net loss per share (basic and diluted)	(.71)	(.13	)*	(.03)	(.00)	(.87)

*Includes loss on sale of corporate headquarters ($1.9 million) and loss on extinguishment of debt ($744,000).

Board of Directors

Inside Directors

Michael J. LaVelle

President and Chief Executive Officer

John D. Bamberger

Executive Vice President

and Chief Operating Officer

Outside Directors

Frederick W. Lang

Chairman of the Board

Krzysztof K. Burhardt

Partner, Clotho & Associates

Willis K. Drake

Retired Chairman of the Board

Data Card Corporation

Michael B. Esstman

Retired Vice President

GTE Corporation

Margaret A. Loftus

Principal, Loftus Brown-Wescott, Inc.

Edward M. Mahoney

Retired Chairman and Chief Executive Officer

Fortis Investors, Inc. and Fortis Advisers, Inc.

Robb L. Prince

Retired Vice President and Treasurer

Jostens,  Inc.

Officers

Michael J. LaVelle

President and Chief Executive Officer

John D. Bamberger

Executive Vice President

And Chief Operating Officer

David J. Steichen

Interim Chief Financial Officer and Treasurer

Paulette M. Quist

Senior Vice President,

Business Development and Strategy

Colleen M. Davenport

Secretary and General Counsel

Corporate Information

10-K and Other Reports Available

A copy of the Company’s 2003 Annual Report on Form 10-K and other reports, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at: Analysts International Corporation, 3601 West 76th Street, Minneapolis, Minnesota 55435-3000.

Stock Transfer Agent

EquiServe Trust Company, N.A.

P.O. Box 43023

Providence, Rhode Island  02940-3023

Shareholder Inquiries:

800-254-5196

http://www.equiserve.com

Independent Auditors

Deloitte & Touche LLP

Minneapolis, Minnesota

World Wide Web Address

http://www.analysts.com

Analysts International Corporation

3601 West 76th Street

Minneapolis, Minessota 55435-3000

Telephone: 952-835-5900

www.analysts.com