Form 10-K, Exhibit 13
period 2005-01-01
ANALYSTS INTERNATIONAL CORP
filed 2005-03-17
CIK 6292

EXHIBIT 13

[COVER]

Analysts International

Annual Report

2004

Emerging Technologies

Strong Alliances

Fundamental Values

[INSIDE COVER]

Forward Looking Statements

Statements contained in the letter from the CEO and the President and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not strictly historical fact, are forward-looking statements. Words such as “believes,” “intends,” “possible,” “expects,” “estimates,” “anticipates,” or “plans” and similar expressions are intended to identify forward-looking statements. Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the Company’s current expectations relating to future revenues, earnings, results of operations and future sales or growth. The Company’s actual results may vary materially from those projected due to certain risks and uncertainties such as the general state of the economy, volume of business activity, continued need for our services by current and prospective clients, our ability to integrate acquisitions effectively, client cancellations or re-bidding of work, the Company’s ability to control and improve profit margins, including our ability to control operating and labor costs and hourly rates for our services, the availability and utilization of qualified technical personnel and other similar factors.

Financial Highlights

(Dollars in thousands except per share amounts)	Year Ended January 1, 2005	Year Ended January 3, 2004

Revenue:
Professional services provided directly	$269,610	$266,175
Professional services provided through subsuppliers	55,806	50,543
Product sales	16,196	15,181
Total revenue	341,612	331,899

Income (loss) before income taxes	3,852	(1,524)
Net income (loss)	3,852	(1,524)

Per share of common stock:
Net income (loss) (diluted)	.16	(.06)
Shareholders’ equity	3.00	2.84
Dividends declared	.00	.00

Average common and common equivalent shares outstanding (in thousands)	24,398	24,201

Number of personnel	3,015	3,000

Working capital	$40,820	$35,665
Current ratio	2.41	2.22

To Our Shareholders

Congratulations to you, our employees, customers and management, for helping us complete a successful year of operations, evidenced by our return to revenue growth and profitability.

Our revenues grew to $341.6 million from $331.9 million reported one year ago. We were profitable for all four quarters of 2004. Our net profit for the year was $3.9 million, or $0.16 per share, compared to a net loss of ($1.5) million, or ($0.06) per share in fiscal 2003.

We are especially pleased to report our successful year during a time of change and opportunity throughout our industry. Over the past six months we have identified three opportunities within our industry: 1) the desire of high volume staffing customers to adopt the next generation staffing model, 2) the desire of mid-market clients to build and sustain strong infrastructure services with world class technology leaders, and 3) the need for companies in our industry to consolidate to create larger but more flexible and efficient IT service and solution providers. We believe we are well positioned to take advantage of and benefit from these opportunities. Let’s address each of these.

Next Generation Staffing

Based on work we began in 2002, we are developing a transformational workforce deployment and human capital management system which assists our clients with maximizing their return on investment and improving service levels to consultants and customers. As a part of this ongoing work, in October of 2003 we created New Equities. New Equities combines an Internet-centric technology with our vast experience in the staffing business. Our customers’ response to our vision and hard work and, specifically, to New Equities has been very positive and encouraging.

Mid-market Opportunity

Many mid-sized companies are looking to build or rebuild strong technology infrastructure. They wish to partner with a single services and solutions provider with strong, long-standing alliances with world-class technology leaders. These providers have a focused set of services and solutions built around high-demand, emerging technologies. In 2004 we significantly refocused our offerings around our relationships with technology leaders and sought ways to enhance our expertise in emerging technologies such as IP Communications. Our January 2005 acquisition of WireSpeed Networks LLC, an IP Communications and wireless networking company, reflects our commitment to this opportunity and to meeting the needs of mid-market customers.

Consolidation

Over the next 12 to 18 months, we expect that a number of companies in our industry will seek strategic alliances to enhance growth and profitability. As a result, we expect significant consolidation throughout our industry. We believe that we are well-positioned to benefit

[PHOTO]

from this opportunity, having one of the industry’s strongest balance sheets, a strong customer base and a broad geographic presence. We continue to evaluate our position in the marketplace and to investigate possible strategic alternatives that may enhance our operations and shareholder value. In addition, we believe that the way in which we have met and managed the challenges of the past five to six years demonstrates our resilience, our stability and our commitment to meet and exceed the expectations of our customers, consultants and shareholders.

This annual report marks the first since Jeff Baker joined our executive management team in June of 2004 as President. During this challenging and exciting time Jeff will lead us on a number of fronts. As an accomplished executive, Jeff has the experience to identify, pursue and secure large scale engagements, to identify, pursue and secure strategic acquisitions involving emerging technologies and to continue to develop and deepen strategic alliances with technology’s best-known leaders. Jeff will be responsible for positioning the Company in a way that best rewards shareholders in what we have already defined as a consolidating industry.  We are also pleased to note that joining Jeff on our executive management team in 2004 was David J. Steichen, who was named the Company’s Chief Financial Officer and Treasurer in June.

In closing, our Board of Directors and executive management team are excited and optimistic about our future. We thank you, our customers, employees and management, for your continuing interest and support.

Sincerely,

/s/ Michael J. LaVelle	/s/ Jeffrey P. Baker

Michael J. LaVelle	Jeffrey P. Baker
Chief Executive Officer	President

Company Overview

[PHOTO]

“Our employees remain our best source of referrals.  They are because they appreciate our loyalty, our integrity and our commitment to excellence.”

Sandra Jackson – Technical Recruiter

San Francisco, California

Emerging Technologies

Strong Alliances

Fundamental Values

Analysts International is a global technology services company. Committed to helping businesses become more adaptive, competitive and profitable, we help our clients achieve sustained growth through the intelligent application of technology solutions, including emerging and cutting edge technologies. We partner with technology leaders to bring our customers the products and services they need to achieve their business goals. Strong alliances enhance our capabilities, expand our portfolio of services and open new channels of opportunity for our customers. Our customers benefit from the increased value partnering brings to our service offerings. And our partners extend their capabilities as well as their market presence. Our lines of business include technology integration services for applications and hardware; advisory services for optimizing IT investments; outsourcing services with local, national and international capabilities; and staffing services to support human capital management needs.

Our people include the industry’s best and we firmly believe that they are our single greatest resource, committed to excellence, technology and innovation. We are pleased to profile the following five employees. They are but a small cross section of the 3000 or so employees who represent us every day in this very challenging, competitive marketplace.

[PHOTO]

“We have a team based approach that allows clients to get the best that we have to offer and also allows each of us to work with the best we have to offer.”

Amit Bhati – Consultant

Minneapolis, Minnesota

Sandra Jackson is an anomaly in the highly charged and competitive technology recruiting and staffing industry. She has been with Analysts International for 10 years and a recruiter the entire time, based in San Francisco, California. “I love putting people to work in challenging and exciting environments and I love doing it for Analysts International. One of the most gratifying aspects of my job is finding the right resource for a client's team that is developing an exciting product - whether it is a sysplex storage system that keeps our credit card transactions up and running, or creating disaster security systems, or creating software for life-saving technologies. Some years ago we were named one of the best places to work in Information Technology. What was true then is true today.” Sandra gets the tools and resources she needs in today’s market. “The market has never been more competitive. Companies need to constantly come up with ways to remain relevant to consultants and to clients and Analysts International has managed to do that for me, and for our clients and consultants.” Sandra believes that she has one of the industry’s very best resources to do her job- current employees. “Our employees remain our best source of referrals. They are because they appreciate our loyalty, our integrity and our commitment to excellence.”

Amit Bhati is a Minneapolis-based consultant who has been employed by Analysts International for the past ten years. He thoroughly enjoys his work in the Enterprise Solutions Group, where he does project-based consulting, specializing in front-end, web-based sell-side solutions and business process automation. Amit believes that his relatively long tenure at Analysts International is a significant differentiator in an industry that is not known for stability or its loyalty. “Analysts International has always had a formula that actively encourages people to work from their home base. In addition, by stressing our consultants’ proven experience and expertise with a specific number of products and

[PHOTO]

“It’s great working with the latest technology and I have the privilege of working with a great team of people.”

Maia D’Amato – Server Infrastructure Manager

Auburn Hills, Michigan

technologies from world class providers, we can build and sustain solutions with a maturity and confidence which is never trendy, but always strategically focused and client-driven.” He believes that some of the things that make Analysts International a great place to work also make it a great solutions provider, “We have a team based approach that allows clients to get the best that we have to offer and also allows each of us to work with the best we have to offer.”

Maia D’Amato has spent seven and one-half years with Analysts International and Sequoia Services Group in Auburn Hills, Michigan. Maia currently is Server Infrastructure Manager for User Support Services, where she manages the server/desktop and USS helpdesk teams. Maia has also worked with e-mail systems for the past five years, with a special emphasis in Microsoft Exchange®. Day-to-day, Maia’s work includes design and implementation of corporate systems, assisting in support with current systems, and working with her teams to make positive changes for our users. With her expertise in email she also works with the Hosting Practice developing and supporting hosted email solutions sold to external customers. “It’s great working with the latest technology and I have the privilege of working with a great team of people. We’re all committed to making our users happy and helping them get the most out of their technology and our service offerings.”

Jason McClure is a Kansas City-based consultant currently working on a major project for a Des Moines--based financial services company. Prior to joining Analysts International in October of 2004, Jason had the experience of knowing members of a team of consultants from Analysts International. “I was very impressed by the confidence and competence of the team members and also impressed with the level of resources and expertise that Analysts made available to support them.” Jason had an opportunity to join

[PHOTO]                                                                                                                                                                                                                   [PHOTO]

“I was also impressed with the level of resources and expertise that Analysts made available to support its consultants.”

< Jason McClure – Consultant, Kansas City, Missouri

“Cisco wants partners who are as good at delivering the total solution as they are with the technology itself.”

> Gregg Jankowski – Leader IP Communications

Solutions Practice, Auburn Hills, Michigan

Analysts International when a recruiter called him about the project that he manages today. “This is the best professional experience of my life. As project manager for Analysts International I get to meet and to work with people at all levels of our client. It’s especially fulfilling to touch every aspect of the client’s business and assist them in meeting their strategic business goals and objectives.”

Gregg Jankowski joined Analysts International from Cisco Systems Inc., where he had been a regional engineering manager. “After earning my MBA from the University of Michigan in 2003, I was looking for an opportunity that would allow me to do more with the client and the client’s business. Analysts International offered me that opportunity.” Today, as the leader of Analysts International’s IP Communications Solutions Practice in Auburn Hills, Michigan, Gregg is involved in all aspects of sales and service. “It’s particularly rewarding to use the business skills that I have learned and acquired to help sell and secure business.” Those skills include demonstrating how clients will benefit and reap a significant return on investment from the emerging technology that is IP Communications. “We can show our clients how IP Communications can save them money and enhance business processes and overall efficiency.” Given his background, Gregg also understands the value of Analysts International’s strategic alliance with Cisco Systems. “Cisco wants partners who are as good at delivering the total solution as they are with the technology itself. That’s why we are good partners.”

Strong Alliances

Analysts International has established strong alliances with the world’s technology leaders to bring customers the products, services and emerging technologies that they require to achieve their business goals.

When our clients want to increase productivity, streamline complex tasks and build customer relationships, we assist them by implementing Microsoft technology. Our relationship with Microsoft allows us access to the most current training and technology to support clients’ business needs. Additionally, our access to 24x7 support from Microsoft helps us to deliver premium service for clients’ mission critical applications.

When our clients need us to deliver and implement world-class IP communications technology, we often rely on our relationship with Cisco Systems. We specialize in IP Telephony, VPN Security and Wireless LAN, and we have the training, skills and knowledge to help clients integrate Cisco networking solutions into their enterprises. Our highly skilled network technicians are evaluated annually to verify that they meet Cisco’s rigorous standards for network expertise and support capabilities.

When our clients look to Lawson Software to assist in the management of their enterprises- we are prepared. We have been a Lawson business partner since 1995 and are one of only two partners certified to implement Lawson upgrade services. Our technical and application consulting services, including custom modifications, data conversions and third party integrations, help clients unlock the potential of their Lawson enterprise software.

Our other industry alliances enable us to provide our clients with products and services to administer and protect their critical data with industry-leading solutions for information storage and management. These alliances also allow us to help clients free internal resources to focus on core competencies while streamlining their organizations through the use of offshore expertise and resources.

We believe that our 2004 annual report theme, “Emerging Technologies, Fundamental Values and Strong Alliances”, is the roadmap that will allow us to continue to build on our 2004 return to growth and profitability and we look forward to the journey ahead.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Total revenue for the year ended January 1, 2005 (fiscal year 2004) was $342 million, up from $332 million in the year ended January 3, 2004 (fiscal year 2003). The increase included a 1.3% growth in revenue from services we supply directly to customers, a 10.4% growth in revenue from services we provide to our clients through subsuppliers, and a 6.7% increase in product sales. The increase in subsupplier revenue is attributable to an increase in activity with one significant client, and the increase in product sales is attributable primarily to the growth in our VoIP (Voice over Internet Protocol or “IP Telephony”) business where we are a reseller of Cisco products. In 2004 direct services represented 78.9% of our revenues, compared to 80.2% in 2003. Our gross margin improved from 18.3% in 2003 to 19.2% in 2004 while our gross margin on direct services revenue increased from 21.9% in 2003 to 23.0% in 2004. Margin improvement was a result of our success in controlling our direct labor and benefit costs while slightly increasing our bill rates.

Net income for the year was $3.9 million, compared with last year’s net loss of $1.5 million. On a diluted per share basis, net income for the year ended January 1, 2005 was $.16 per share, compared with a net loss of ($.06) per share last year. At year-end, our financial position remained strong. With $7.9 million in cash, no debt on the balance sheet and an unused revolving credit facility, we believe we are well positioned to support future growth.

In keeping with our focus on productivity and cost effectiveness in the staffing business, we are concentrated on the key elements to our future success: (i) the number and quality of requirements our sales organization brings to the Company from new and existing clients; (ii) the number of qualified candidates our recruiting organization submits against those requirements; and most importantly (iii) the rate at which quality submittals turn into placements.

As a result of this focus, the productivity of both our sales and recruiting staff improved during 2004. During that period, average weekly requirements coming from new and existing clients increased 31.7% over the prior year. Additionally, during the same period average weekly candidate submittals against requirements increased 27.7%. The improvements in these key indicators have not yet resulted in a significant growth in technical headcount, however. While we are pleased that weekly placements increased by six per week, an increase of 13.6%, average weekly terminations of existing technical employees also increased, resulting in a net increase in technical headcount of only ten during 2004. Unfortunately, as the apparent modest recovery under way in the Information Technology (IT) market continues, a decrease in the average length of assignments offset our improvements in productivity during 2004.

We believe that by continuing to focus on improving our placement rate, significant headcount growth in 2005 is possible. Achievement of such growth is dependent upon the continuation of increased sales and recruiting productivity, a reduction in termination of technical personnel and continuation of the modest recovery underway in the IT sector.

As important as the above indicators are to growth of revenue, the bill rates we are able to charge to clients and the margins we are able to obtain on those bill rates are the key indicators of our profitability. Although we continue to experience intense competition on average bill rates, we have seen bill rates stabilize and increase slightly throughout 2004. Average hourly bill rates have increased 1.1% from 2003 to 2004, and our average hourly margins on direct billings have increased 1.2%. We believe that as the IT services market continues its recovery, we will see bill rates and margins continue to show marginal improvement in 2005; however, we do not expect to see a significant improvement in these indicators until the demand for IT services and the supply of IT resources return to balance.

In addition, to enhance profitability in an environment of intense margin pressures, we are focused on the following key objectives: i) implementing a next generation staffing model, which will transform workforce deployment and human capital management; ii) implementing a number of improvements around key business processes that we believe will better align our business with the market needs and allow us to build a more adaptive delivery model to drive growth; iii) building a focused set of services and solutions around high-demand, emerging technologies; and iv) being an active participant in the significant consolidation taking place throughout the industry .

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We believe the estimates described below are the most sensitive estimates made by management in the preparation of the financial statements.

Estimates of Future Operating Results

The realization of certain assets recorded in our balance sheet is dependent upon our ability to maintain profitability. In evaluating the recorded value of our indefinite-lived intangible assets, goodwill, and deferred tax assets for indication of impairment, we are required to make critical accounting estimates regarding the future operating results of the Company. These estimates are based on management’s current expectations but involve risks, uncertainties and other factors that could cause actual results to differ materially from these estimates.

To evaluate our indefinite-lived intangible assets and goodwill for impairment, we rely heavily on the discounted cash flow model to assess the value of the associated reporting units. The discounted cash flow valuation technique requires us to project operating results and the related cash flows over a ten-year period. These projections involve risks, uncertainties and other factors and are by their nature extremely subjective. If actual results were substantially below projected results, an impairment of the recorded value of our goodwill and indefinite-lived intangible assets could result.

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

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties or affect significant line items within our financial statements and potentially result in materially different outcomes under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

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

Subsupplier Revenue

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

In accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002 we ceased amortization of certain intangible assets including goodwill. Intangible assets with definite useful lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In conjunction with the adoption of the provisions of SFAS 142, we recorded a goodwill impairment charge of $16.4 million during 2002. This impairment was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002, and therefore did not impact operating income. The Company completed its impairment analysis for 2004 during the first quarter and found no indication of impairment of its recorded goodwill although the valuation determined the fair value of the Infrastructure and Solutions reporting units to approximate their carrying value. Additional write-downs of intangible assets may be required if future valuations do not support current carrying value.

During the third quarter of 2004, the Company changed its designated date of the annual evaluation of goodwill from the first day of the fiscal year to the last day of its monthly accounting period for August. This change allows the Company to perform testing at a point in the reporting cycle other than during the year-end closing and reporting process so that additional resources are available. The Company performed the test at September 4, 2004, and determined that no impairment charge for goodwill was required, although the valuation determined the fair value of the Staffing, Infrastructure and Solutions reporting units to approximate their carrying value.

Deferred Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between reported income and income considered taxable by the taxing authorities. SFAS 109 also requires the resulting deferred tax assets to be reduced by a valuation allowance if some portion or all of the deferred tax assets are not expected to be realized. Based upon prior taxable income and estimates of future taxable income, we expect our deferred tax assets, net of the established valuation allowance, will be fully realized in the future. We recorded no income taxes during 2004 as income tax expense, which would have been recorded, was negated by a reversal of previously established reserves against deferred tax assets. If actual future taxable income is less than we anticipate from our estimates, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we continue our recovery in terms of profitability to a point where future realization of deferred tax assets which are currently reserved, becomes "more likely than not,” we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Restructuring

We recorded a restructuring charge and reserves associated with restructuring plans approved by management in December 2000. The remaining reserve of $318,000 at January 1, 2005, consists of estimates pertaining to real estate lease obligations. Factors such as our ability to enter into subleases, the creditworthiness of sublessees, and the ability to negotiate early termination agreements with lessors could materially affect this real estate reserve. While we believe our current estimates regarding lease obligations are adequate, our inability to sublet the remaining space or obtain payments from sublessees could necessitate significant adjustments to these estimates in the future.

RESULTS OF OPERATIONS, YEAR ENDED JANUARY 1, 2005 VS. YEAR ENDED JANUARY 3, 2004

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for the fiscal years ended January 1, 2005 (fiscal year 2004) versus January 3, 2004 (fiscal year 2003). The tables provide guidance in our explanation of our operations and results.

	Year Ended January 1, 2005		Year Ended January 3, 2004		Increase (Decrease)
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:
Professional services provided directly	$269,610	78.9%	$266,175	80.2%	$3,435	1.3%	(1.3%)
Professional services provided through subsuppliers	55,806	16.3	50,543	15.2	5,263	10.4	1.1
Product sales	16,196	4.8	15,181	4.6	1,015	6.7	.2
Total revenue	341,612	100.0	331,899	100.0	9,713	2.9	.0
Salaries, contracted services and direct charges	261,005	76.4	256,643	77.3	4,362	1.7	(.9)
Cost of product sales	14,964	4.4	14,562	4.4	402	2.8	.0
Selling, administrative and other operating costs	61,015	17.9	61,511	18.6	(496)	(.8)	(.7)
Amortization of intangible assets	774.2		773.2		1.0		.0
Non-operating income	(39)	(.0)	(79)	(.0)	40	(50.6)	.0
Interest expense	41.0		13.0		28	215.4	.0

Income (loss) before income taxes	3,852	1.1	(1,524)	(.5)	5,376	352.8	1.6
Income taxes (benefit)	--	--	--	--	--	.0	.0

Net income (loss)	$3,852	1.1%	$(1,524)	(.5)%	$5,376	352.8%	1.6%

Personnel:
Management and Administrative	430		425		5	1.2%
Technical Consultants	2,585		2,575		10.4%

Revenue

Services revenue provided directly during the year ended January 1, 2005 increased 1.3% from the comparable period a year ago while revenue from product sales increased 6.7% during the same period. We derived a lower percentage of our total revenue from direct billings (services and product) during 2004 as compared to 2003. The decrease in direct revenue as a percentage of total revenue during 2004 was due to the increase in revenue from one particular client, for whom services were provided mostly by subsuppliers. Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit.

The increase in revenue from 2003 to 2004 resulted primarily from the increase in the average number of consultants we had billable during 2004, which appears to be reflective of a modest recovery in the IT market. Our technical consultant staff has increased by 10 from January 3, 2004 to year end. In addition to the increase in technical consultants, hourly rates increased slightly during 2004 as compared to 2003. As demand for IT services improved with the apparent modest recovery, hourly rates began to stabilize and trend slightly upward. Product sales have increased from fiscal year 2003, due largely to the success of our VoIP services line where we resell a significant amount of Cisco IP telephony products. With our acquisition of Wirespeed Networks LLC in January 2005, we expect product revenue to increase in 2005, both in terms of real dollars and as a percent of revenue.

Effective January 1, 2005, we are no longer a prime vendor to Bank of America. We will continue to provide services to Bank of America as a subsupplier to one of their prime vendors. During 2004 and 2003 we reported $22.8 million and $9.5 million, respectively, in subsupplier revenue with Bank of America. This revenue will not continue into 2005. Also, we are working, where possible, to change the nature of our subsupplier relationships to allow us to recognize subsupplier revenue at other clients on a net basis. This would allow us to recognize the service fees collected for this service on a net basis rather than grossing up the revenue and cost as we do today. As a result of these two factors, we expect a significant decline in subsupplier revenue in 2005. If we are able to accomplish this, our gross margin will likely improve if all other factors in our business remain the same.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. Comparing the 2004 period to the 2003 period, these expenses decreased slightly as a percentage of revenue. We have been successful at managing our direct labor rates as our bill rates have increased slightly. We have been able to do this in part by receiving better margins with placements of new and existing billable technical staff, increasing productivity levels of our billable technical staff and partially passing on increases in benefit costs to all of our employees. The shifting of our revenue mix in 2004 to include more subsupplier revenue, with lower margins, played a role in offsetting the decrease of this category of expense as a percentage of revenue. We continuously attempt to control the factors which affect this category of expense. Due to the pricing pressures previously discussed, there can be no assurance we will be able to maintain or improve this level.

Cost of Product Sales

Cost of product sales represent our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased significantly from 95.9% in 2003 to 92.4% in 2004. This decrease is due mainly to our work in emerging technologies where we can charge a greater margin such as our VoIP services line.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 17.9% of total revenue for the year ended January 1, 2005, down from 18.6% for the year ended January 3, 2004. Despite the increase in revenue during 2004, we have managed these costs downward primarily by reducing discretionary spending for non-billable travel, imposing wage controls on administrative and management personnel, eliminating office space where possible, and by managing the number of non-technical personnel we employ. We are committed to continuing to manage this category of expense to the right level for the Company; however, there can be no assurance this category of cost will not increase as a percentage of revenue, especially if our revenue were to decline.

Non-Operating Income

Non-operating income, consisting primarily of interest income, declined slightly during the year ended January 1, 2005 compared to the year ended January 3, 2004. The lower level of interest income in 2004 was due to a decrease in invested cash balances.

Interest Expense

Interest expense during the year ended January 1, 2005 increased slightly compared to the year ended January 3, 2004. As our revenue and payroll continue to grow, and we use modest amounts of available cash to fund acquisitions, our need to borrow to support our growth is also expected to increase modestly.

Income Taxes

We recorded no income taxes during the years ended January 1, 2005 and January 3, 2004. Income tax expense, which would have been recorded, was negated by reversals of previously established reserves against deferred tax assets. As we continue to generate profit, we anticipate reversing portions of the reserves we have established on our deferred tax assets to negate any tax expense that may otherwise have been recorded.

Personnel

We believe the fact that our technical consultants headcount increased slightly from 2003 to 2004 is an indication of what appears to be the beginning of a modest recovery in the IT sector. Administrative and management personnel increased slightly from 2003 to 2004.

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

	Year Ended January 3, 2004		Year Ended December 28, 2002		Increase (Decrease)
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:
Professional services provided directly	$266,175	80.2%	$312,085	73.2%	$(45,910)	(14.7%)	7.0%
Professional services provided through subsuppliers	50,543	15.2	98,578	23.1	(48,035)	(48.7)	(7.9)
Product sales	15,181	4.6	15,497	3.7	(316)	(2.0)	.9
Total revenue	331,899	100.0	426,160	100.0	(94,261)	(22.1)	.0
Salaries, contracted services and direct charges	256,643	77.3	339,016	79.6	(82,373)	(24.3)	(2.3)
Cost of product sales	14,562	4.4	14,699	3.4	(137)	(.9)	1.1
Selling, administrative and other operating costs	61,511	18.6	73,694	17.3	(12,183)	(16.5)	1.3
Amortization of intangible assets	773.2		785.2		(12)	(1.5)	.0
Loss on sale of corporate headquarters building	--	--	1,860.4		(1,860)	(100.0)	(.4)
Non-operating income	(79)	(.0)	(122)	.0	43	(35.2)	.0
Loss on investment	--	--	190.0		(190)	(100.0)	.0
Interest expense	13.0		1,042.2		(1,029)	(98.8)	(.2)
Loss on debt extinguishment	--	--	744.2		(744)	(100.0)	(.2)
Cumulative effect of change in accounting for goodwill	--	--	16,389	3.9	(16,389)	(100.0)	(3.9)

Loss before income taxes	(1,524)	(.5)	(22,137)	(5.2)	20,613	93.1	4.7
Income taxes (benefit)	--	--	(1,106)	(.3)	1,106	100.0	.3

Net loss	$(1,524)	(.5)%	$(21,031)	(4.9)%	$19,507	92.8%	4.4%

Personnel:
Management and Administrative	425		450		(25)	(5.6)%
Technical Consultants	2,575		2,625		(50)	(1.9)%

Revenue

Revenue provided directly for the year ended January 3, 2004 decreased 14.7% from the comparable period of the prior year. We derived a substantially greater percentage of our total revenue from direct billings during 2003 compared to 2002. This increase in the percentage of direct revenue was due principally to the decrease in Chevron Texaco and Qwest Communications Managed Services contract revenue, most of which had been provided through subsuppliers. Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit.

The decrease in revenue from 2002 to 2003 resulted primarily from the decrease in the average number of consultants we had billable during 2003, as well as significant pricing pressures imposed by our clients. Product sales, consisting of the reselling of hardware and software products, were essentially unchanged from 2002 to 2003.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. Comparing the 2003 period to the 2002 period, these expenses decreased slightly as a percentage of revenue. In 2003, we were successful at reducing our direct labor rates in response to decreasing bill rates. We were able to do this in part by passing billing rate decreases through to our consultants in the form of labor rate decreases where possible, increasing productivity levels of our billable technical staff and partially passing on increases in benefit costs to employees. The shift of our revenue mix to include more direct revenue with better margins and less low margin subsupplier revenue also played a role in decreasing this category of expense as a percentage of revenue.

Cost of Product Sales

Cost of product sales represent our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, increased slightly from 94.9% in 2002 to 95.9% in 2003.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 18.6% of total revenue for the year ended January 3, 2004, up from 17.3% for the year ended December 28, 2002. The significant decline in our total revenue, especially subsupplier revenue, caused SG&A costs to increase as a percentage of total revenue. The actual amounts of these costs decreased by nearly $12 million from 2002 to 2003, however. This decrease was the result of our ongoing efforts to reduce costs as demand for our services and our average billing rates declined. We decreased these costs primarily by reducing discretionary spending for non-billable travel, imposing wage controls on administrative and management personnel, eliminating or subleasing office space where possible and reducing the number of non-technical personnel we employ.

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

Interest Expense

Interest expense during the year ended January 3, 2004 decreased significantly compared to the year ended December 28, 2002. The reduction in interest expense is the result of lower levels of borrowing and reduced interest rates subsequent to our April 11, 2002 debt restructuring. In April 2003, we reduced our borrowing on our line of credit to zero, and the balance remained at or near zero throughout the remainder of fiscal 2003. Debt levels declined to zero primarily as a result of using cash invested during the first quarter of 2002, proceeds from the sale of our corporate headquarters building in May 2002 and proceeds from the Company’s federal income tax refund received in April 2003. We also experienced a decreased need to borrow to support accounts receivable as our revenue declined.

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

Cumulative Effect of Change in Accounting for Goodwill

We adopted the full provisions of SFAS 142 in the first quarter of 2002 and recorded an impairment charge of approximately $16.4 million. SFAS 142 no longer allows the amortization of purchased goodwill and certain indefinite lived intangible assets. Instead, companies must test such assets for impairment at least annually. Based on the impairment tests during the year ended December 28, 2002, we reduced the carrying value of goodwill for our Infrastructure reporting unit to its implied fair value. The impairment was required because the estimated future performance for this reporting unit was reduced. Following the initial adoption of SFAS 142, at least annually, we are required to test our remaining goodwill for impairment. We performed these tests as of December 29, 2002 and found no indication of impairment although the carrying value of the Infrastructure and the Solutions reporting units approximated their fair values. Any significant deterioration in the outlook for these reporting units could result in future impairment of the associated goodwill. See footnote “J” to the consolidated financial statements for further discussion of our adoption of SFAS 142.

Income Taxes

We recorded no income tax benefit during the year ended January 3, 2004 as non-deductible items (primarily travel meals and entertainment) negated the tax benefit of our operating loss. This compares to a tax benefit of $1.1 million recorded for the year ended December 28, 2002, or an effective tax rate of 5.0%.

Personnel

We believe the fact that our technical consultants headcount decreased only slightly indicated the beginning of a stabilization of the IT market sector. Administrative and management personnel decreased as a result of our continuing efforts to contain our operating costs.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.

(Dollars in thousands)	1/1/05	1/3/04	Increase (Decrease)	Percentage Increase (Decrease)

Cash and Cash Equivalents	$7,889	$4,499	$3,390	75.4%
Accounts Receivable	57,764	55,623	2,141	3.8
Other Current Assets	4,029	4,737	(708)	(14.9)
Total Current Assets	69,682	64,859	4,823	7.4

Accounts Payable	16,366	15,825	541	3.4
Other Current Liabilities	12,496	13,369	(873)	(6.5)
Total Current Liabilities	28,862	29,194	(332)	(1.1)

Working Capital	$40,820	$35,665	$5,155	14.5
Current Ratio	2.41	2.22	.19	8.6

Total Shareholders’ Equity	$72,618	$68,663	$3,955	5.8

Cash Requirements

The day-to-day operation of our business requires a significant amount of cash to flow through our Company. During fiscal year 2004, we made total payments of approximately $204.6 million to pay our employees wages, benefits, and associated taxes. We also made payments of approximately $88.3 million to pay vendors who provided billable technical resources to our clients through us. Finally, we made payments of approximately $43.2 million to fund general operating expenses such as employee expense reimbursement, office space rental and utilities.

The cash to fund these significant payments comes almost exclusively from our collection of amounts due us for services rendered to our clients (approximately $339.5 million in fiscal year 2004). Generally, payments made to fund the day-to-day operation of our business are due and payable regardless of the rate of cash collections from our clients. While we do not anticipate such an occurrence, a significant decline in the rate of collections from our clients, or an inability of the Company to timely invoice and therefore collect from our clients, could rapidly increase our need to borrow to fund the operations of our business.

Sources and Uses of Cash/Credit Facility

Cash and cash equivalents at January 1, 2005 increased by almost $3.4 million from January 3, 2004. During 2004 we have been able to keep our line of credit at or near zero and excess cash in short-term investments.

Historically, we have been able to support internal growth in our business with internally generated funds. Our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement, a bi-weekly occurrence, and receipt of fees billed to clients, which generally occurs 30 or more days after invoicing. During fiscal year 2004 as revenues and payroll have grown, our need for working capital to support accounts receivable has also grown. If our revenue and payroll continue to grow, we would expect our need for working capital to continue to increase.

We made capital expenditures totaling $2.5 million during the twelve-month period ended January 1, 2005 compared to $2.3 million in the twelve-month period ended January 3, 2004. We funded these capital expenditures with internally generated funds. We continue to tightly control capital expenditures to preserve working capital.

On January 6, 2005 we acquired the assets of Wirespeed Networks LLC for cash consideration of $2.0 million. This cash outlay, and other such acquisitions we may complete during 2005 will likely result in increased usage of our line of credit during 2005.

We believe funds generated from our business and credit available under our credit facility will be adequate to meet demands placed upon our resources by our operation, capital investments and any small acquisitions we expect to complete in 2005. If we were to acquire larger companies, we may be required to seek additional financing.

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

Effective August 5, 2004, the Company amended its revolving credit agreement to extend the expiration date from April 10, 2005 to October 31, 2006 and modified certain terms of the agreement. The amendment reduced the commitment fee from .50% to ..25% of the unused portion of the line, reduced the annual administration fee from $50,000 to $25,000, and reduced the interest rates on daily advances from the Wall Street Journal’s “Prime Rate” plus .75% to only its Prime Rate (5.25% on January 1, 2005) and fixed-term advances from the LIBOR rate plus 3.0% to the LIBOR rate plus 2.0%. This line of credit is available to us to fund working capital needs and other investments such as acquisitions as these needs arise.

In April 2003 we successfully reduced our borrowings on our line of credit to zero, and they have remained at or near zero throughout the remainder of fiscal 2003 and all of 2004. At January 1, 2005 our borrowing capability was at $29.0 million under our credit facility. Borrowings under this credit agreement are secured by all of the Company’s assets. We believe we will be able to continue to meet the requirements of this agreement for the foreseeable future.

Commitments and Contingencies

The Company leases office facilities under non-cancelable operating leases. Deferred compensation is payable to participants in accordance with the terms of individual contracts. Minimum future obligations on operating leases and deferred compensation agreements at January 1, 2005, are as follows:

(In thousands)	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total

Operating Leases	$5,035	$7,381	$1,594	$--	$14,010

Deferred Compensation	863	535	683	2,049	4,130

Total	$5,898	$7,916	$2,277	$2,049	$18,140

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued a revision to SFAS 123, “Share-Based Payment.” The revision requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under APB Opinion No. 25. The Statement is effective for the Company beginning in the second quarter of fiscal 2005. The Company has not completed the process of evaluating the impact that will result from adopting SFAS 123(R).

Market Conditions, Business Outlook and Risks to Our Business

During fiscal 2004, several market conditions continued to affect our industry. Intense price competition in the area of IT staffing continued, pressure on billing rates, and many clients continued to request increasingly lower cost models for staff augmentation services. Although we have seen a slight reversal of these trends during 2004, increasing billing rates continue to be a challenge. Management expects that clients will continue, for the foreseeable future, to request lower cost offerings for IT staffing services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts and the use of offshore resources. Our ability to respond to customer requests for lower pricing or to provide other low-cost solutions in this area of our business will have a direct effect on our performance. Management expects competitive conditions in the area of IT staffing services to continue for the foreseeable future, although it expects that demand for these services will increase modestly as the apparent economic recovery continues.

IT staffing continues to represent more than half of total revenue (revenue from services provided directly to clients (direct revenue) plus revenue from services provided to our clients by subsuppliers (subsupplier revenue)) and over half of our direct revenue. While we saw a slight increase in demand for our services in 2004, there can be no assurance as to when, or if, we will experience sustained revenue growth. Our ability to respond to the conditions outlined above will bear directly on our performance.

Our ability to quickly identify, attract and retain qualified technical personnel, especially during an economic recovery, will affect our results of operations and ability to grow in the future. Competition for qualified personnel is intense. If we are unable to hire the talent required by our clients in a timely, cost-effective manner, it will affect our ability to grow our business. In addition to our ability to control labor costs, our ability to control employee benefit costs and other employee-related costs will affect our future performance. In an effort to contain our benefits costs, we implemented changes to our benefits plans for fiscal year 2004 and have implemented additional changes for 2005. While we believe the changes we implemented will be effective, the effectiveness of these changes may vary due to factors we cannot control such as rising medical costs, the amount of medical services used by our employees and similar factors.

We continue to concentrate on IT staffing services in Fortune 500 and small and medium-sized businesses, business solutions for small and medium-sized businesses, and business opportunities with technology and product partners. To serve this client base, we are focusing on the following objectives: i) implementing a next generation staffing model, which will transform workforce deployment and human capital management; ii) implementing a number of improvements around key business processes that we believe will better align our business with the market needs and allow us to build a more adaptive delivery model to drive growth; iii) building a focused set of services and solutions around high-demand, emerging technologies; and iv) being an active participant in the significant consolidation taking place throughout our industry. We believe these objectives present opportunities to grow our business and provide the scale, which we believe is necessary to be successful in the staffing business in the long term. We believe scale is important because more and more clients are requiring it and it provides the operating leverage necessary to create competitive margins. Success in meeting the objectives outlined above will depend on, among other things, our ability to compete with other vendors, our ability to obtain qualified technical personnel, our success in obtaining new clients and our ability to implement those objectives.

As the IT services market continues to consolidate, we continue to look for opportunities to acquire well-managed companies with strong client and/or vendor relationships, and with geographic or vertical market presence complementary to our business. In pursuit of this strategy, on January 6, 2005 we acquired the assets of Wirespeed Networks, LLC. Pursuit of an acquisition strategy presents significant risks to the Company. If we are unable to transition and maintain employee, client and vendor relationships of the acquired companies, or are unable to integrate the back office operations of these companies to provide seamless and cost effective service to our combined clients, the anticipated benefits of these transactions may be less than expected. Additionally, use of our financial resources to acquire these companies means these resources are not available for our ordinary operations. While we expect to enter into transactions that are accretive to earnings and enhance our cash flow, failure to successfully integrate acquired companies and achieve such results could have a material adverse effect on our business.

Controlling operating costs while attempting not to impact our ability to respond to our clients also is a factor in our future success. We have continued to streamline our operations by consolidating offices, reducing administrative and management personnel and continuing to review our company structure for more efficient methods of operating our business and delivering our services. We may not be able to continue to reduce costs without affecting our ability to timely deliver service to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for the future business of the Company.

Compliance with the Sarbanes-Oxley Act under Section 404 of the Act has created substantial cost to us and strained our internal resources. We incurred significant costs throughout 2004, and we expect to continue to incur these costs in future years for maintaining compliance. An inability to control these costs, a failure to comply with Sarbanes-Oxley, or a failure to adequately remediate control deficiencies, if any, as they are identified could have a material adverse effect on our business.

Terms and conditions standard to computer consulting services contracts also present a risk to our business. In general, our clients can cancel or reduce their contracts on short notice. Loss of a significant client relationship or a significant portion thereof, a significant number of relationships or a major contract could have a material adverse effect on our business. During the fourth quarter, we were notified that we would no longer be a prime vendor to Bank of America. While we will continue to provide direct revenue to Bank of America working through another prime vendor, effective January 1, 2005, we are no longer providing services to Bank of America using our subsupplier network. These subsupplier revenues were $22.8 million during 2004.

We believe our working capital will be sufficient for the foreseeable needs of our business. Significant rapid growth in our business, a major acquisition or a significant lengthening of payment terms with major clients, could create a need for additional working capital. An inability to obtain additional working capital, should it be required, could have an adverse material effect on our business. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could have a material adverse effect on our business.

Quantitative and Qualitative Disclosures About Market Risk

Our financing agreement with GE Capital Corporation carries a variable interest rate, which exposes us to certain market risks. Market risk is the potential loss arising from the adverse changes in market rates and prices, such as interest rates. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one percent increase in interest rates. For example, while our outstanding balance on our line of credit has averaged less than $1.0 million during 2004, if our average outstanding debt balance were $5.0 million, a one percent increase in interest rates would result in an annual interest expense increase of approximately $50,000.

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)	January 1, 2005	January 3, 2004

ASSETS

Current assets:
Cash and cash equivalents	$7,889	$4,499
Accounts receivable, less allowance for doubtful accounts of $1,809 and $1,508, respectively	57,764	55,623
Prepaid expenses and other current assets	4,029	4,737
Total current assets	69,682	64,859

Property and equipment, net	5,658	6,297
Intangible assets other than goodwill, net of accumulated amortization of $3,515 and $2,741, respectively	10,475	11,249
Goodwill	16,460	16,460
Other assets	3,402	3,030
	$105,677	$101,895

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$16,366	$15,825
Salaries and vacations	8,828	7,774
Deferred revenue	1,658	2,766
Health care reserves	1,479	1,821
Other current liabilities	531	1,008
Total current liabilities	28,862	29,194

Non-current liabilities, primarily deferred compensation	4,197	4,038
Commitments (Note H)

Shareholders' equity:
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,212,457 and 24,211,807 shares, respectively	2,421	2,421
Additional capital	21,095	20,149
Deferred compensation	(843)	--
Retained earnings	49,945	46,093
Total shareholders' equity	72,618	68,663
	$105,677	$101,895

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year
(In thousands except per share amounts)	2004	2003	2002

Revenue:
Professional services provided directly	$269,610	$266,175	$312,085
Professional services provided through subsuppliers	55,806	50,543	98,578
Product sales	16,196	15,181	15,497
Total revenue	341,612	331,899	426,160

Operating expenses:
Salaries, contracted services and direct charges	261,005	256,643	339,016
Cost of product sales	14,964	14,562	14,699
Selling, administrative and other operating costs	61,015	61,511	73,694
Amortization of intangible assets	774	773	785
Loss on sale of corporate headquarters building	--	--	1,860

Operating income (loss)	3,854	(1,590)	(3,894)

Non-operating income	39	79	122
Loss on investments	--	--	190
Interest expense	41	13	1,042
Loss on debt extinguishment	--	--	744

Income (loss) before income taxes and cumulative effect of change in accounting principle	3,852	(1,524)	(5,748)
Income tax benefit	--	--	(1,106)

Income (loss) before cumulative effect of change in accounting principle	3,852	(1,524)	(4,642)
Cumulative effect of change in accounting for goodwill	--	--	16,389

Net income (loss)	$3,852	$(1,524)	$(21,031)

Per common share (basic):
Income (loss) before cumulative effect of change in accounting principle	$.16	$(.06)	$(.19)
Cumulative effect of change in accounting for goodwill	--	--	(.68)
Net income (loss):	$.16	$(.06)	$(.87)

Per common share (diluted):
Income (loss) before cumulative effect of change in accounting principle	$.16	$(.06)	$(.19)
Cumulative effect of change in accounting for goodwill	--	--	(.68)
Net income (loss):	$.16	$(.06)	$(.87)

Average common shares outstanding	24,212	24,201	24,198
Average common and common equivalent shares outstanding	24,398	24,201	24,198

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year
(In thousands)	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$3,852	$(1,524)	$(21,031)
Cumulative effect of change in accounting for goodwill	--	--	16,389
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,918	2,883	4,704
Amortization of intangible assets	774	773	785
Loss on sale of building	--	--	1,860
Loss on disposal of other assets	211	202	296
Loss on investments	--	--	190
Change in deferred income tax assets	--	(330)	3,712
Amortization of deferred compensation	101	--	--
Change in:
Accounts receivable	(2,141)	4,153	23,546
Prepaid expenses	451	(706)	(815)
Other assets	(115)	(214)	(268)
Accounts payable	541	(3,141)	(18,812)
Salaries and vacations	1,054	1,738	(363)
Other accrued expenses	(781)	(119)	139
Deferred revenue	(1,108)	(1,574)	1,470
Income tax refund receivable	--	4,844	(2,103)
Restructuring accrual	(293)	(587)	(1,456)
Deferred compensation	414	661	(5,525)
Net cash provided by operating activities	5,878	7,059	2,718

Cash flows from investing activities:
Property and equipment additions	(2,508)	(2,334)	(1,664)
Proceeds from liquidation of annuities and other contracts	--	--	5,016
Proceeds from property and equipment sales	18	23	16,448
Net cash (used in) provided by investing activities	(2,490)	(2,311)	19,800

Cash flows from financing activities:
Net change in line of credit	--	(324)	324
Proceeds from borrowings	--	--	29,525
Repayment of borrowings	--	--	(70,525)
Proceeds from exercise of stock options	2	21	8
Net cash provided by (used in) financing activities	2	(303)	(40,668)

Net increase (decrease) in cash and equivalents	3,390	4,445	(18,150)

Cash and equivalents at beginning of year	4,499	54	18,204

Cash and equivalents at end of year	$7,889	$4,499	$54

Supplemental cash flow information:
Cash paid (refunded) during the year for:
Income taxes	$35	$(4,515)	$(2,715)
Interest	41	13	1,073

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Common Stock	Additional Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity

Balances at December 31, 2001	$2,420	$20,121		$(106)	$68,648	$91,083

Common stock issued - 2,685 shares upon exercise of stock options		8				8
Realized loss on available for sale securities				106		106
Net loss					(21,031)	(21,031)
Comprehensive loss						(20,925)
Balances at December 28, 2002	2,420	20,129		$0	47,617	70,166

Common stock issued - 12,500 shares upon exercise of stock options	1	20				21
Net loss (Comprehensive loss)					(1,524)	(1,524)
Balances at January 3, 2004	2,421	20,149			46,093	68,663

Common stock issued - 650 shares upon exercise of stock options		2				2
Issuance of restricted stock - 300,000 shares		944	$(944)			--
Amortization of deferred compensation			101			101
Net income (Comprehensive income)					3,852	3,852
Balances at January 1, 2005	$2,421	$21,095	$(843)		$49,945	$72,618

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

Change in fiscal year - Effective December 28, 2002, we changed our fiscal year to end on the Saturday closest to December 31. This change in year-end did not have a material impact on our operations. References to fiscal 2004 and fiscal 2003 refer to the fiscal periods from January 4, 2004 to January 1, 2005 and from December 29, 2002 to January 3, 2004, respectively.

Depreciation - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (1 to 10 years for leasehold improvements and 2 to 7 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

Financial instruments - In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” management estimates the carrying value of all financial instruments approximate fair value because of the short-term nature of these instruments.

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

Net income (loss) per share - Basic and diluted earnings per share (EPS) are presented in accordance with SFAS No. 128, "Earnings per Share.” Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options and restricted stock awards. Options to purchase 2,391,000, 2,126,000 and 2,067,000 shares of common stock were outstanding at the end of fiscal periods 2004, 2003 and 2002, respectively, but were excluded from the computation of common stock equivalents because they were anti-dilutive.

Cash equivalents - Temporary cash investments in money market accounts are considered to be cash equivalents.

Allowance for doubtful accounts - In each accounting period we determine an amount to set aside to cover potentially uncollectible accounts based on our evaluation of accounts receivable for risk associated with a client’s ability to make contractually required payments. Our revenue and accounts receivable are concentrated with large, established companies. IBM and Bank of America represented 12% and 11% of our total revenue for 2004, respectively. IBM represented 12% of our total accounts receivable balance at January 1, 2005.

Notes to Consolidated Financial Statements (Continued)

Shares reserve - At January 1, 2005, there were approximately 30,806,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

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

Other intangible assets - Other intangible assets consist of tradenames and customer lists. The customer list is amortized on a straight-line basis over 15 years. At January 1, 2005, management assessed whether indications of impairment in the value of intangible assets were present. The factors considered by management in performing this assessment included current operating results, trends and prospects, as well as the anticipated effects of demand, competition and other economic factors. No indicators of impairment were identified at January 1, 2005.

Goodwill assets - Effective January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 prohibits companies from amortizing purchased goodwill. Instead, we examine our goodwill at least annually to determine if impairment has occurred. See Note J for discussion of the impact of this adoption. Effective September 4, 2004, we changed the date at which we will perform our annual examination for impairment from the first day of the fiscal year to the last day of our monthly accounting period for August. The change was made in response to significant constraints on our resources during our first fiscal quarter.

Derivatives - The Company’s policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

Stock Option Plans - Analysts International has five stock-based compensation plans, which are described below. We have adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and have continued to apply Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, our pro forma net income (loss) and net income (loss) per share for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 would have been the amounts indicated below:

	Year Ended
(In thousands except per share amounts)	January 1, 2005	January 3, 2004	December 28, 2002

Net income (loss) as reported:	$3,852	$(1,524)	$(21,031)
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(567)	(542)	(1,171)
Pro forma net income (loss)	$3,285	$(2,066)	$(22,202)

Net income (loss) per share:
Basic - as reported	$.16	$(.06)	$(.87)
Basic - pro forma	.14	(.09)	(.92)

Diluted - as reported	$.16	$(.06)	$(.87)
Diluted - pro forma	.13	(.09)	(.92)

Notes to Consolidated Financial Statements (Continued)

The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended
	January 1, 2005	January 3, 2004	December 28, 2002

Expected life	8 year	5 year	5 year
Expected volatility	72%	79%	72%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.7%	2.6%	5.0%

The weighted average fair value of options granted during the years ended January 1, 2005, January 3, 2004 and December 28, 2002 was $1.98, $1.75 and $1.82, respectively.

Analysts International has options outstanding under three option plans under which new options may be granted. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under the 2004 Equity Incentive Plan, the Company may grant incentive options, non-qualified options or stock awards for up to 1,000,000 shares of common stock. In addition the Company has outstanding options under the 1994 Incentive Stock Option Plan and the 1996 Stock Option Plan for Non-Employee Directors. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options and awards are generally exercisable 25% annually beginning one year after date of grant.

A summary of the status of the Company's stock option plans as of January 1, 2005, January 3, 2004 and December 28, 2002 and changes during the periods ending on those dates is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2001	1,819,054	$10.01

Granted	536,500	3.27
Exercised	(2,828)	3.19
Expired	(285,314)	10.65
Outstanding at December 28, 2002	2,067,412	8.18

Granted	287,000	2.85
Exercised	(12,500)	1.68
Expired	(216,230)	4.88
Outstanding at January 3, 2004	2,125,682	7.83

Granted	445,000	3.10
Exercised	(650)	3.19
Expired	(178,748)	8.69
Outstanding at January 1, 2005	2,391,284	$6.88

Shares available for future grant at January 1, 2005 and January 3, 2004 were 905,445 and 382,736, respectively.

The following table summarizes information about stock options outstanding at January 1, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 1/1/05	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 1/1/05	Weighted-Average Exercise Price
$2.00 - $3.00	894,500	8.72	$2.94	202,250	$2.95
$3.19 - $4.40	631,608	6.79	$3.93	437,590	$3.92
$5.01 - $10.38	463,250	5.69	$9.04	428,250	$9.37
$10.81 - $34.94	401,926	3.78	$17.80	401,926	$17.80

$2.00 - $34.94	2,391,284	6.79	$6.88	1,470,016	$9.17

Shares exercisable at January 1, 2005, January 3, 2004 and December 28, 2002 were 1,470,016, 1,255,346 and 911,533, respectively.

Notes to Consolidated Financial Statements (Continued)

Accounting Pronouncements - In December 2004, the Financial Accounting Standards Board issued a revision to SFAS 123, “Share-Based Payment.” The revision requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under APB Opinion No. 25. The Statement is effective for the Company beginning in the third quarter of fiscal 2005. The Company has not completed the process of evaluating the impact that will result from adopting SFAS 123(R).

Reclassifications - Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year. These reclassifications had no impact on our results of operations or shareholders’ equity as previously reported.

B. Property and Equipment

(In thousands)	January 1, 2005	January 3, 2004

Leasehold improvements	$3,133	$3,105
Office furniture & equipment	30,785	30,668
	33,918	33,773
Accumulated depreciation	28,260	27,476
	$5,658	$6,297

On May 15, 2002, we completed the sale of our corporate headquarters building. The net proceeds of the sale were $16,380,000. The Company recorded a $1,860,000 loss on the sale. The Company remains a major tenant in the building following the sale. The balance in leasehold improvements includes improvements in leased office spaces throughout the Company.

C. Other Intangible Assets

For the year ended January 1, 2005, we did not acquire or dispose of any intangible assets. Other intangibles consisted of the following:

	January 1, 2005			January 3, 2004
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net

Customer list	$12,270	$(3,382)	$8,888	$12,270	$(2,608)	$9,662
Tradename	1,720	(133)	1,587	1,720	(133)	1,587

	$13,990	$(3,515)	$10,475	$13,990	$(2,741)	$11,249

The customer list is scheduled to be fully amortized by 2015 with corresponding amortization estimated to be approximately $800,000 per year. The tradename is considered to have an indefinite life and is not amortized.

D. Deferred Compensation

Analysts International has a Deferred Compensation Plan for key management employees as determined by the Compensation Committee. Included in liabilities at January 1, 2005 and January 3, 2004 is $4,130,000 and $3,716,000, respectively, representing the Company's liability under the Plan. This liability is being partially funded by the purchase of life insurance and annuity contracts. Included in other assets at January 1, 2005 and January 3, 2004 is $1,310,000 and $1,195,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value. Deferred compensation expense for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 was approximately $920,000, $1,003,000 and $162,000, respectively.

Notes to Consolidated Financial Statements (Continued)

E. Long-term Debt

Effective April 11, 2002, we consummated an asset-based revolving credit facility with up to $55,000,000 of availability.  We reduced the level of availability to $45,000,000 following the sale of our corporate headquarters building on May 15, 2002. Borrowings under this credit agreement are secured by all of the Company’s assets. The Company must take advances or pay down the outstanding balance daily. We can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. During 2002, we used an initial advance under the line of credit of $29,800,000 to pay the outstanding balance of the senior notes ($19,100,000, including make-whole obligations), the outstanding balance on an existing line of credit ($10,300,000), and certain transaction expenses. Repayment of the senior notes resulted in a loss on the early extinguishment of debt of $744,000 in 2002.

Effective August 5, 2004, the Company amended its revolving credit agreement to extend the expiration date from April 10, 2005 to October 31, 2006 and modified certain terms of the agreement. The amendment reduced the commitment fee from .50% to .25% of the unused portion of the line, reduced the annual administration fee from $50,000 to $25,000, and reduced the interest rates on daily advances from the Wall Street Journal’s “Prime Rate” plus .75% to only its Prime Rate (5.25% on January 1, 2005) and fixed-term advances from the LIBOR rate plus 3.0% to the LIBOR rate plus 2.0%. The agreement restricts, among other things, the payment of dividends, establishes limits on capital expenditures and requires us to maintain a minimum accounts payable turnover ratio. We believe we will be able to continue to meet the requirements of this agreement for the foreseeable future.

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

G. Income Taxes

The provision for income tax expense (benefit) was as follows:

	Fiscal Year
(In thousands)	2004	2003	2002

Currently payable (receivable):
Federal	$--	$277	$(4,818)
State	--	53	--
	0	330	(4,818)

Deferred:
Federal	(1,581)	(296)	(2,220)
State	(233)	(34)	(1,185)
	(1,814)	(330)	(3,405)
Valuation allowance for deferred tax asset	1,814	--	7,117
	0	(330)	3,712

Total:	$0	$0	$(1,106)

Notes to Consolidated Financial Statements (Continued)

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	January 1, 2005	January 3, 2004

Deferred compensation	$1,611	$1,449
Accrued vacation and compensatory time	400	487
Accrued reorganization costs	124	238
Self-insured health care reserves	(102)	36
Allowance for doubtful accounts	773	588
Depreciation	287	169
Capital loss carryforward	1,148	1,148
Goodwill and other intangibles	3,050	4,063
State net operating loss carryforwards	764	1,120
Federal net operating loss carryforward	806	1,509
Other	213	81
Valuation allowance	(6,478)	(8,292)

Net deferred tax assets	$2,596	$2,596

Whereof:
Current	$366	$968
Noncurrent	2,230	1,628
	$2,596	$2,596

The federal net operating loss (NOL) carryforward was generated in 2003 and expires in 2023. The state NOL carryforwards expire as follows: $10,000 in 2005, $215,000 in 2006 through 2009, $257,000 in 2010 through 2019 and $282,000 in 2020 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income (loss) as a result of the following differences:

	Fiscal Year
(In thousands)	2004	2003	2002

Income tax (benefit) at statutory federal rate	$1,349	$(533)	$(7,748)
State and local taxes, net of federal benefit	100	(59)	(863)
Valuation allowance for deferred tax asset	(1,814)	--	7,117
Meals and Entertainment	215	232	241
Other	150	360	147

Total tax provision	$0	$0	$(1,106)

H. Commitments

At January 1, 2005 aggregate net minimum rental commitments under noncancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending December 31,	2005	$7,145
	2006	5,711
	2007	3,338
	2008	1,594
	Later	--
		17,788

Less: sublease contracts		(3,778)

Total minimum obligation		$14,010

Rent expense, primarily for office facilities, for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 were $5,250,000, $6,216,000 and $6,327,000, respectively.

Notes to Consolidated Financial Statements (Continued)

Analysts International has compensation arrangements with its corporate officers and certain other employees, which provide for certain payments in the event of a change of control of the Company.

We also sponsor a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pretax earnings, subject to IRS maximum contribution amounts. After one year of employment, we make matching contributions in the form of Company stock of 18% of a participant’s first 15% of pre-tax contributions. Match contributions vest at the rate of 20% per year and are fully vested after five years of service. We made match contributions for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 in the amount of approximately $580,000, $663,000 and $852,000, respectively.

I. Restructuring Charge

In December 2000, we recorded a restructuring charge of $7.0 million including $4.4 million to cover lease terminations and abandonment costs (net of sublease income). A summary of the restructuring charge and subsequent activity in the restructuring accrual account, which is included in other current and other non-current liabilities, is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total

Balance at December 31, 2001	$24	$2,630	$2,654

Cash expenditures	24	1,511	1,535
Non-cash charges	--	96	96
Additional accrual	--	175	175
Balance at December 28, 2002	$--	$1,198	$1,198

Cash expenditures		587	587
Non-cash charges		--	--
Balance at January 3, 2004		$611	$611

Cash expenditures		293	293
Non-cash charges		--	--
Balance at January 1, 2005		$318	$318

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

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase measures the impairment. We completed our first phase impairment analysis during the first quarter of 2004 and found no indication of impairment of our recorded goodwill; accordingly, the second phase testing was not required.

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

Notes to Consolidated Financial Statements (Continued)

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

The Company’s year-end closing and reporting process has been truncated in order to meet current, as well as future, accelerated periodic filing requirements, resulting in significant constraints on its resources during its first fiscal quarter. Accordingly, effective September 4, 2004, the Company changed the designated date of the annual evaluation of goodwill from the first day of the fiscal year to the last day of its monthly accounting period for August. This change allows the Company to perform testing at a point in the reporting cycle that does not fall during the year-end closing and reporting process so that additional resources are available. The Company performed the test at September 4, 2004, and determined that no impairment charge for goodwill was required, although the valuation determined the fair value of the Staffing, Infrastructure and Solutions reporting units to approximate their carrying value. The change is not intended to delay, accelerate, or avoid an impairment charge. The Company believes that the change described above is to an alternative accounting method that is preferable under the circumstances.

K. Restricted Stock

Effective June 18, 2004, the Company hired a new President who was granted a restricted stock award of 200,000 shares. At the time of the award, the aggregate market value of the restricted stock was $558,000 and was recorded as deferred compensation, a separate component of shareholders’ equity. The restricted stock award vests at the rate of 25% per year and is fully vested after four years.

Effective October 21, 2004, the Company’s CEO was granted a restricted stock award of 100,000 shares. At the time of the award, the aggregate market value of the restricted stock was $386,000 and was recorded as deferred compensation, a separate component of shareholders’ equity. The restricted stock award vests at the rate of 33% per year and is fully vested after three years.

L. Subsequent Events

On January 6, 2005, the Company acquired the assets of Wirespeed Networks LLC for $2.0 million in cash and 103,093 shares of common stock, valued at $400,000. The common stock and $250,000 were placed in escrow to be paid to the Principals of Wirespeed over the next three years. In addition, the purchase agreement contains a maximum payout of an additional $2.8 million in earn-out consideration over the next four years, contingent upon the achievement of aggressive financial targets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the “Company”) as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended January 1, 2005, January 3, 2004 and December 28, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for the years ended January 1, 2005, January 3, 2004 and December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of January 1, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note J to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain intangibles in 2002.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 17, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Analysts International Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 1, 2005 of the Company and our reports dated, March 17, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 17, 2005

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

Dated: March 17, 2005	By:	/s/ Michael J. LaVelle
Michael J. LaVelle
Chief Executive Officer

Dated: March 17, 2005	By:	/s/ David J. Steichen
David J. Steichen
Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of January 1, 2005. Our management’s assessment of the effectiveness of our internal control over financial reporting as of January 1, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Dated: March 17, 2005	By:	/s/ Michael J. LaVelle
Michael J. LaVelle
Chief Executive Officer

Dated: March 17, 2005	By:	/s/ David J. Steichen
David J. Steichen
Chief Financial Officer

Stock Data

	Market Range
Fiscal Year Ended January 1, 2005	High	Low	Close

Fourth Quarter	$4.26	$3.20	$4.00
Third Quarter	4.63	2.81	3.78
Second Quarter	3.50	2.68	3.14
First Quarter	3.59	2.71	3.05

Fiscal Year Ended January 3, 2004

Fourth Quarter	$3.70	$2.10	$3.18
Third Quarter	3.15	2.11	2.56
Second Quarter	2.54	1.25	2.45
First Quarter	2.15	1.15	1.51

The Company’s common shares are traded on The Nasdaq Stock Market® under the symbol ANLY. As of March 7, 2005, there were approximately 1,121 shareholders of record. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by Nasdaq.

The Company’s current debt arrangement prohibits the payment of dividends. There can be no assurance the Company will be able to reinstate a dividend paying policy in the future.

Sales of Unregistered Securities

On January 6, 2005, the Company acquired Wirespeed Networks LLC. The Company issued 103,093 of its common stock, having an aggregate value of $400,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of Wirespeed Networks LLC at the end of the next three fiscal years. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

Five Year Financial Summary

(In thousands except per share amounts	Fiscal Year				Six Months Ended December 31,	Fiscal Year
and number of personnel)	2004	2003	2002	2001	2000	2000

Revenue:
Professional services provided directly	$269,610	$266,175	$312,085	$390,320	$221,760	$420,140
Professional services provided through subsuppliers	55,806	50,543	98,578	140,340	61,634	138,591
Product sales	16,196	15,181	15,497	21,067	4,946	--
Total revenue	341,612	331,899	426,160	551,727	288,340	558,731

Salaries, contracted services and direct charges	261,005	256,643	339,016	438,420	230,731	452,334
Cost of product sales	14,964	14,562	14,699	19,286	4,507	--
Amortization of goodwill and other intangible assets	774	773	785	3,212	1,370	1,025
Loss on sale of corporate headquarters (See Note B)	--	--	1,860	--	--	--
Restructuring charge (See Note I)	--	--	--	--	7,000	--
Non-operating income	39	79	122	247	68	1,452
Loss on investment*	--	--	190	3,012	--	--
Interest expense	41	13	1,042	2,899	1,494	1,584
Loss on debt extinguishment (See Note E)	--	--	744	--	--	--
Income taxes (benefit) and minority interest	--	--	(1,106)	216	(3,631)	5,769
Net income (loss) before cumulative effect of change in accounting for goodwill	3,852	(1,524)	(4,642)	(2,980)	(6,302)	9,788

Cumulative effect of change in accounting for goodwil (See Note J)	--	--	16,389	--	--	--

Total assets	105,677	101,895	106,744	192,884	201,729	192,144
Long-term liabilities	4,197	4,038	3,605	7,588	45,615	41,739
Shareholders’ equity	72,618	68,663	70,166	91,083	95,083	99,053

Per share data:
Net income (loss) before cumulative effect of change in accounting for goodwill (basic)	.16	(.06)	(.19)	(.12)	(.28)	.43
Net income (loss) before cumulative effect of change in accounting for goodwill (diluted)	.16	(.06)	(.19)	(.12)	(.28)	.43
Cash dividends	.00	.00	.00	.10	.20	.40
Shareholders’ equity	3.00	2.84	2.90	3.76	3.93	4.38

Average common shares outstanding	24,212	24,201	24,198	24,196	22,624	22,583
Average common and common equivalent shares outstanding	24,398	24,201	24,198	24,196	22,624	22,624

Number of Personnel	3,015	3,000	3,075	3,800	4,750	4,800

*We recorded a $3.0 million loss during 2001 relating to a 1999 equity investment in a privately held Minneapolis-based software company specializing in the storage and transmission of high volume data.

We changed our fiscal year end to December 31, 2000. Accordingly, we have presented financial information for the six months ended December 31, 2000 (the transition period). Effective December 28, 2002, we changed our fiscal year to end on the Saturday closest to December 31. Accordingly, references herein to our fiscal year 2004 refers to the period from January 4, 2004 to January 1, 2005, our fiscal year 2003 refers to the period from December 29, 2002 to January 3, 2004, and our fiscal year 2002 refers to the period from January 1, 2002 to December 28, 2002.

Quarterly Revenues and Income

The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

	Quarter Ended
(In thousands except per share amounts)	April 3	July 3	October 2	January 1	Total

Fiscal 2004

Total revenue	$85,394	$86,865	$86,380	$82,973	$341,612
Gross margin	15,730	16,071	16,385	17,457	65,643
Income before income taxes	454	706	1,284	1,408	3,852
Income taxes (benefit)	--	--	--	--	--
Net income	454	706	1,284	1,408	3,852
Net income per share (basic)	.02	.03	.05	.06	.16
Net income per share (diluted)	.02	.03	.05	.06	.16

	Quarter Ended
	March 29	June 28	September 27	January 3	Total

Fiscal 2003

Total revenue	$86,041	$82,610	$80,036	$83,212	$331,899
Gross margin	15,385	15,071	14,630	15,608	60,694
Loss before income taxes	(373)	(168)	(559)	(424)	(1,524)
Income taxes (benefit)	(57)	--	--	57	--
Net loss	(316)	(168)	(559)	(481)	(1,524)
Net loss per share (basic and diluted)	(.01)	(.01)	(.02)	(.02)	(.06)

[INSIDE BACK COVER]

Corporate Information

Board of Directors	Officers	10-K and Other Reports Available

Inside Directors

Michael J. LaVelle
Chairman of the Board and
Chief Executive Officer

Frederick W. Lang
Chairman Emeritus of the Board

John D. Bamberger
Executive Vice President and
Chief Operating Officer

Outside Directors

Krzysztof K. Burhardt
Partner, Clotho & Associates

Willis K. Drake
Retired Chairman of the Board, Data Card Corporation

Michael B. Esstman
General Partner, Esstman Investments, Ltd. and
Retired Senior Vice President, GTE Corporation

Margaret A. Loftus
Principal, Loftus Brown-Wescott, Inc.

Edward M. Mahoney
Retired Chairman and Chief Executive Officer,
Fortis Investors, Inc. and Fortis Advisers, Inc.

Robb L. Prince
Retired Vice President and Treasurer, Jostens, Inc.

Michael J. LaVelle
Chief Executive Officer

Jeffrey P. Baker
President

John D. Bamberger
Executive Vice President and
Chief Operating Officer

David J. Steichen
Chief Financial Officer and Treasurer

Colleen M. Davenport
Secretary and General Counsel

Paulette M. Quist
Senior Vice President,
Business Development and Strategy

David H. Jenkins
Chief Information Officer

A copy of the Company's 2004 Annual Report on Form 10-K and other reports, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at:

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 55435-3000

Stock Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023

Shareholder Inquiries:
800-254-5196
http://www.equiserve.com

Independent Auditors

Deloitte & Touche LLP
Minneapolis, Minnesota

World Wide Web Address

http://www.analysts.com

[BACK COVER]

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 66435-3000

Phone: 952-835-5900
www.analysts.com