Form 10-K, Exhibit 13
period 2005-12-31
ANALYSTS INTERNATIONAL CORP
filed 2006-03-16
CIK 6292

EXHIBIT 13

[COVER]

Analysts International

Annual Report

2005

Inside Front Cover

Forward-Looking Statements

Statements contained herein, which are not strictly historical fact, are forward-looking statements.  Words such as “believes,” “intends,” “possible,” “expects,” “estimates,” “anticipates,” or “plans” and similar expressions are intended to identify forward-looking statements.   Any forward-looking statements made herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on the Company’s current expectations for future demand for our products and services, our revenues, earnings, results of operations and sales and relate to, among other things, our growth strategies, cost-control methods, our working capital and cash requirements, our ability to meet the requirements of our credit agreement, and the realization of our deferred tax assets.  The Company’s actual results may vary materially from those projected due to certain risks and uncertainties such as the general state of the economy, volume of business activity, continued need for our services by current and prospective clients, client cancellations or re-bidding of work, the Company’s ability to control and improve profit margins, including our ability to control operating and labor costs and hourly rates for our services, the availability and utilization of qualified technical personnel and other similar factors.  For more information concerning risks and uncertainties related to the Company’s business, refer to the Company’s prior Annual Reports, 10-Ks, 10-Qs, other Securities and Exchange Commission filings and investor relations materials.  You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made.  We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Financial Highlights

(Dollars in thousands except per share amounts)	Year Ended December 31, 2005	Year Ended January 1, 2005

Revenue:
Professional services provided directly	$263,121	$269,610
Professional services provided through subsuppliers	34,431	55,806
Product sales	24,746	16,196
Total revenue	322,298	341,612

Income (loss) before income taxes	(17,649)	3,852
Net income (loss)	(17,699)	3,852

Per share of common stock:
Net income (loss) (diluted)	(.72)	.16
Shareholders’ equity	2.29	3.00
Dividends declared	.00	.00

Average common and common equivalent shares outstanding (in thousands)	24,495	24,398

Number of personnel	3,095	3,015

Working capital	$26,182	$39,439
Current ratio	1.61	2.34

To Our Shareholders:

Fiscal year 2005 was a challenging year, demonstrating Analysts International’s resiliency in dealing with changing customer needs and restructuring our company to better address today’s business environment. We also installed new management and pursued growth opportunities through mergers and acquisitions. In fiscal year 2004 we made significant strides in repositioning our business and developed a comprehensive operating plan designed to position the Company for sustained growth and profitability. While our progress was slowed by the events of 2005, we finished the year strong and move into 2006 committed to the plan and focused on driving performance.

At the time many of you received last year’s annual report, we were well underway toward executing our plan. In January we had acquired Cincinnati-based WireSpeed Networks, LLC, strengthening our relationship with Cisco and our presence in the market for VoIP and wireless services, and in April we acquired Redwood Solutions Corporation, strengthening our relationship with EMC and our presence in the storage solutions market. With these acquisitions we made significant progress toward deepening our alliances with world-class technology leaders and actively participating in the consolidation of the IT Services industry.

Also, in April, in keeping with our commitment to build and sustain long-term shareholder value, we announced an agreement to merge with Computer Horizons Corporation. We were understandably enthusiastic about the transaction and the opportunities that it would provide. So were our shareholders, who overwhelmingly approved the transaction. After over four months of integration planning and design, however, the Computer Horizons shareholders failed to approve the transaction.

We were obviously disappointed that our attempt to merge with CHC was not successful, but by no means was our future success tied to the merger. Nevertheless, the time and resources expended on the merger, combined with a slow recovery of the IT Services sector, had a negative impact on our business.

For the year, we reported revenues of $322.3 million, compared to $341.6 million in fiscal year 2004. The net loss for the year was $(17.7) million, or $(.72) per diluted share, compared to net income of $3.9 million in 2004, or $.16 per share. Our results included the costs of the attempted merger and other special charges totaling $14.9 million or $(.61) per diluted share. Excluding these charges, we lost $(2.8) million or $(.11) per diluted share for the year. For a detailed discussion of the year’s financial results, we invite you to read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report.

While we are disappointed by our 2005 financial results, we are as committed to returning the Company to profitability and to growing revenue as we were to the merger’s integration planning process throughout much of 2005. We moved into the fourth quarter with considerable momentum in our solutions business and increasing opportunities in the staffing arena. This momentum and these opportunities were created in large part by the performance improvement measures implemented as a part of a restructuring undertaken in the third quarter. This restructuring was part of the comprehensive operating plan we had developed in 2004, but was delayed in order to be implemented with the merger integration process. As a part of the restructuring, we undertook asset write-downs, office consolidations and staff reductions. We also reorganized our solutions business around its practice areas; we implemented a more flexible staffing delivery model; and we streamlined our infrastructure and systems.

In the fourth quarter we saw the largest sequential growth that we have seen quarter over quarter since 1997. Total revenue increased nearly 10%, and we met our commitment to return to profitability with net income of $1.0 million, or $0.04 per fully diluted share.  More importantly, we believe the trends we experienced in our solutions business and the opportunities in our staffing business position us for a profitable 2006.

We also expect our recent efforts to reinvigorate our sales and delivery teams will help us sustain our momentum and increase market share. These efforts include the hiring of experienced industry veterans to lead sales and delivery efforts in regions of the country that we believe afford the greatest growth opportunities. We look forward to realizing the benefits of their leadership and expertise.

In closing, we thank you, our shareholders, and our customers, employees and management for your continuing interest and support.

Sincerely,

Jeffrey P. Baker     Michael J. LaVelle
President and Chief Executive Officer  Chairman

Cut Line for Picture

This report marks the first since Michael J. LaVelle retired as chief executive officer and Jeffery P. Baker was named to that position, in addition to his role as Company president. Mike remains as the chairman of the Company’s board of directors.

“The challenges of recent years have made this a strong, resilient company, better prepared than ever to meet the challenges ahead and the expectations of our shareholders.”
Michael J. LaVelle

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview of 2005 Events

Headquartered in Minneapolis, Minnesota, Analysts International is a diversified IT services company. In business since 1966, we have sales and customer support offices in the United States and Canada.

We offer our clients a full range of information technology consulting, software development and other services, including offerings sometimes referred to in the industry as “solutions” or “projects”. Service offerings are divided into four categories: Staffing Services, providing IT supplemental staffing and managed team services; Technology Integration, specializing in the delivery, integration and implementation of applications and hardware; Outsourcing, delivering local, national and global capabilities for organizational streamlining and cost reduction; and Advisory Services, providing methodologies and processes for implementing technology and managing human capital.

We acquired two companies in 2005. On January 6, 2005, we acquired Cincinnati-based WireSpeed Networks, LLC, (“WireSpeed”), strengthening our presence in the rapidly growing area of IP telephony and wireless networking services. On April 4, 2005, we acquired Redwood Solutions Corporation (“Redwood”), an information technology services company based in Livonia, Michigan specializing in integrating hardware and software solutions for data storage and retrieval systems. The acquisition of Redwood extended and enhanced our existing storage solutions capabilities.

During 2005 we experienced a high level of activity by several of our larger clients. In July, we were awarded a National Technical Services (“NTS”) Core Supplier contract with IBM that expires in July 2008. Earlier in the year, we had lost a significant number of billable personnel in certain areas of technical expertise due to a predominant supplier initiative at IBM. By year end, increased opportunities under the core supplier contract had more than compensated for the earlier losses. We also entered 2005 no longer a prime vendor at Bank of America (our second largest client in 2004). In addition, during the fourth quarter we experienced a high number of purchase order expirations, which is typical at the end of the year. We worked diligently throughout 2005 to replace the billable personnel lost as a result of the loss of the Bank of America account, the predominant supplier initiative at IBM, and the year-end purchase order expirations. Despite these challenges, we ended the year with virtually the same number of billable technical personnel we had at the start.

In April of 2005, we announced our planned merger with Computer Horizons Corporation (“CHC”). This planned merger did not receive the approval of CHC shareholders and was terminated in September.

In September of 2005, we performed an assessment of our goodwill and found the goodwill associated with our non-infrastructure solution reporting unit to be impaired, and recorded a $7.1 million impairment charge. The costs related to the merger and the write off of goodwill negatively affected our financial performance in the third quarter of fiscal 2005.

Also in September of 2005, we announced a restructuring plan to significantly reduce our operating costs and improve our business performance.  For the year, we recorded a restructuring charge of $3.9 million. Our restructuring plan was comprised of three components: i) restructuring and performance improvement for our staffing business; ii) restructuring and performance improvement for our solutions business; and iii) a company-wide cost reduction program. As a result of our restructuring and business development efforts in the fourth quarter, we experienced significant growth in revenue and profitability in both our staffing and solution organizations. Revenue increased 9.7% from the third quarter to the fourth quarter, and we reported an operating profit of $1.2 million for the fourth quarter compared to an operating loss of $15.5 million in the third quarter. Some of the cost reduction measures taken during the fourth quarter cannot be sustained for the long run and we have experienced the end of year decline in billable headcount. However, we believe that by continuing to focus on the performance improvement initiatives implemented in our staffing and solutions businesses, we can continue to grow profitably.

Market Conditions and Economics of Our Business

Market conditions in the IT services industry continue to present challenges for us. We were successful in growing our business during the second half of 2005; however, we continue to experience intense competition in hiring billable technical personnel and intense pricing pressures from our largest clients. As a result of these pricing pressures, during 2005 our average bill rate declined slightly, and our average hourly margins on direct billing also declined. The impact of these market trends on our results was more pronounced due to the increase in the percentage of our services provided to IBM and other large national clients where rate pressures are typically more noticeable. The larger volume associated with these contracts may not offset the lower rates we charge in order to win additional business. We expect that many larger companies will continue for the foreseeable future to request low cost offerings for IT Staffing Services through a variety of means including e-procurement systems, competitive bidding processes, the granting of various types of discounts, use of offshore resources and other lower cost offerings. Overall, we expect these market conditions in the area of IT Staffing Services to continue for the foreseeable future, although we expect that demand for these services will increase modestly. Our ability to provide other low-cost solutions in this area of our business also may impact our performance.
Along with our ability to respond to customer requests for lower pricing, our ability to quickly identify, attract and retain qualified technical personnel at competitive pay rates will affect our results of operations and our ability to grow in the future. Competition for the technical personnel needed to deliver the services has intensified, resulting in a slight decline in our revenue in spite of increased demand. If we are unable to hire the talent required by our clients in a timely, cost-effective manner, it will affect our ability to grow our business.

Employee benefit and other employee-related costs is an additional factor bearing on our ability to hire qualified personnel and control overall labor costs. In an effort to manage our benefits costs, we have regularly implemented changes to our benefits plans. While we believe the changes we implemented will be effective in reducing the costs of those plans, the effectiveness of these changes may vary due to factors such as rising medical costs, the amount of medical services used by our employees and similar factors. Also, as we make changes to benefit plans to control costs, the risk that it will be more difficult to retain current consultants or to attract and retain new resources increases.

Our ability to continue to respond to our client needs in a cost-controlled environment is a key factor to our future success. We have continued to streamline our operations by consolidating offices, reducing administrative and management personnel and continuing to review our company structure for more efficient methods of operating our business and delivering our services. We may not be able to continue to reduce costs without affecting our ability to deliver timely services to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for the future success of the Company.

Our ability to respond to the conditions outlined above will bear directly on our performance because IT Staffing Services continues to represent the majority of our total revenue. Although we believe we can continue to grow this business, there can be no assurance as to when, or if, we will experience sustained revenue growth.

Strategy

We continue to pursue IT Staffing Services in Fortune 500 and small and medium-sized businesses. However, because of the market conditions in IT Staffing Services we continue to focus on the following key objectives: i) implementing a next generation staffing model, which will transform workforce deployment and human capital management; ii) continuously improve key business processes to better align our business with the market needs and allow us to build a more adaptive delivery model to drive growth; iii) building a focused set of services and solutions around high-demand, emerging technologies; and iv) being an active participant in the consolidation taking place throughout the industry. We believe these objectives present opportunities to grow our business and to provide the scale we believe necessary for success in the staffing business in the long term.

In our Technology Integration and Outsourcing Services groups we continue to pursue clients of all sizes, but primarily focus on small and medium-sized businesses. We also continue to pursue business opportunities with technology and product partners such as Cisco, Microsoft and EMC. Partnering with vendors like these is an important factor in achieving growth in revenue and profit. In the third quarter of 2005, we introduced a more focused approach for pursuing Technology Integration and Outsourcing services offerings. We identified four major practice areas which are aligned with leading edge technologies:

-	IP Communications which includes Wireless, IP Telecommunictions, Call Center and Security Services
-	Storage Solutions which includes storage product support and VMware services
-	Lawson Services which includes integration, customization, and administration of Lawson Software applications
-	IT Outsourcing which includes Application Outsourcing, Help Desk, Hosting, and Field Engineering services

In addition, state and local government is a key vertical market for the Company. In this vertical market, we are providing a broad array of services including criminal justice information systems and mobile and wireless solutions.

The acquisitions of WireSpeed and Redwood were completed as part of our strategy related to our Technology Integration and Outsourcing services. We may continue to look for opportunities to expand our service offerings through the acquisition of well-managed companies with strong client and/or vendor relationships and with geographic or vertical market presence complementary to our business. Pursuit of an acquisition strategy present risks to Analysts such as increased costs, strain on internal resources and similar factors which can be detrimental to operating results. Additionally, if we were unable to transition and maintain employee, client and vendor relationships of acquired companies, or were unable to integrate the back office operations of these companies to provide seamless and cost effective service to our combined clients, the anticipated benefits of these transactions may be less than expected. Also, use of our financial resources to acquire these companies means these resources are not available for our ordinary operations. While we expect to enter into transactions that are accretive to earnings and enhance our cash flow, failure to successfully integrate acquired companies and achieve such results could have a negative impact on our business.

Our objective to participate in the overall consolidation of the IT services industry reflects our belief that scale has become and will continue to be important in the future. More clients require vendors to be of a certain size in order to win business, and size provides the operating leverage necessary to create competitive margins. We will therefore continue to consider participation in merger and acquisition activity. Our ability to participate in industry consolidation may bear on our future financial performance.

Other Factors

Terms and conditions standard to computer consulting services contracts also present a risk to our business. In general, our clients can cancel or reduce their contracts on short notice. Loss of a significant client relationship or a significant portion thereof or a significant number of smaller contracts could have a material adverse effect on our business.

Compliance with the Sarbanes-Oxley Act under Section 404 of the Act has created substantial cost to us and strained our internal resources. We incurred significant costs throughout 2005, and we expect to continue to incur such costs in future years for maintaining compliance. An inability to control these costs, a failure to comply with Sarbanes-Oxley, or a failure to adequately remediate control deficiencies as they are identified could have a material adverse effect on our business.

We believe our working capital will be sufficient for the foreseeable needs of our business. Significant rapid growth in our business, a major acquisition or a significant lengthening of payment terms with major clients, could create a need for additional working capital. An inability to obtain additional working capital, should it be required, could have a material adverse effect on our business. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could affect our ability to obtain necessary working capital and have a material adverse effect on our business.

Overview of Results of 2005 Operations

Total revenue for the year ended December 31, 2005 (fiscal year 2005) was $322 million, down from $342 million in the year ended January 1, 2005 (fiscal year 2004). The decrease in revenue included a 2.4% decline in revenue from services we supply directly to customers and a 38.3% decline in revenue from services we provide to our clients through subsuppliers. The decline in services revenue was offset partially by a 52.8% increase in product sales. The decrease in subsupplier activity is attributable to our loss of prime vendor status with Bank of America, but was offset by increased subsupplier activity late in the year under the new IBM contract. The increase in product sales is attributable primarily to the growth in our VoIP (Voice over Internet Protocol or “IP Telephony”) business where we are a reseller of Cisco and other products. In 2005, direct services represented 81.6% of our revenues, compared to 78.9% in 2004. Our overall gross margin on total revenue declined from 19.2% in 2004 to 18.5% in 2005, and our gross margin on direct services revenue decreased from 23.0% in 2004 to 21.2% in 2005. The decline in gross margins on our direct services resulted from a higher concentration in larger volume accounts where margins are less attractive.

Net loss for the year was $17.7 million, compared with last year’s net income of $3.9 million. The loss in fiscal 2005 included special charges for restructuring costs, failed merger costs, goodwill impairment, and an asset write-off totaling $14.9 million or ($0.61) per share.

On a diluted per share basis, net loss for the year ended December 31, 2005 was ($.72) per share, compared with net income of $.16 per share last year.

At year end, our balance sheet reflected $26.2 million of working capital and a balance of $5.0 million on our working capital line of credit. This compares to working capital of $39.4 million and a cash and cash equivalents balance of $7.9 million at the beginning of the year. These changes in the balance sheet are primarily the result of our acquisitions of WireSpeed and Redwood early in the year, and the special charges and operating losses recorded during 2005.

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

Estimates of Future Operating Results

The realization of certain assets recorded in our balance sheet is dependent upon our ability to achieve and maintain profitability. In evaluating the recorded value of our intangible assets, goodwill, and deferred tax assets for indication of impairment, we are required to make critical accounting estimates regarding the future operating results of the Company. These estimates are based on management’s current expectations but involve risks, uncertainties and other factors that could cause actual results to differ materially from these estimates.

To evaluate our indefinite-lived intangible assets and goodwill for impairment, we rely heavily on the discounted cash flow method to assess the value of the associated reporting units. The discounted cash flow valuation technique requires us to project operating results and the related cash flows over a ten-year period. These projections involve risks, uncertainties and other factors and are by their nature subjective. If actual results were substantially below projected results, an impairment of the recorded value of our goodwill and indefinite-lived intangible assets could result. Please refer to Note J to the consolidated financial statements for a discussion of the 2005 write off of the goodwill associated with our non-infrastructure solutions business.

To assess the recorded value of our deferred tax assets for possible impairment, we must predict the likelihood of future taxable income generation. Realization of the net deferred tax assets of $2.6 million requires the generation of at least $6.8 million of future taxable income prior to the expiration of the Federal net operating loss carry forwards in 2023 and 2025. If the Company does not generate sufficient future taxable income, an impairment of the recorded assets could result.

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

Revenue Recognition

We recognize revenue for our staffing business and the majority of our solutions business as services are performed or products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

We occasionally enter into fixed price engagements. When we enter into such engagements, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope and duration of the engagement. If the Company does not accurately estimate the resources required or the scope of the work to be performed, future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Subsupplier Revenue

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue. These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor for rendering services to our client. All revenue derived from services provided by our employees or other independent contractors who work directly for us are recorded as direct revenue.

Goodwill and Other Intangible Impairment

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” the Company is required to evaluate its goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the assets might be impaired. The Company currently performs the annual test as of the last day of its monthly accounting period for August. This evaluation relies on assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions change, we may be required to recognize impairment charges.

Effective January 1, 2002 we ceased amortization of indefinite-lived intangible assets including goodwill. Intangible assets with definite useful lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The Company performed its annual impairment evaluation at September 3, 2005 and found indication of impairment of the goodwill related to the non-infrastructure solutions reporting unit. Accordingly, the Company completed the impairment testing during the third quarter of 2005 and recognized an impairment charge of $7.1 million.

This impairment of value is the result of gradual erosion in the operating results of this reporting unit. The primary service provided within this operating unit is application development services, including the web development services acquired as part of the SequoiaNET.com, Inc. acquisition in 2000. In recent years, the demand for these services in the marketplace has declined steadily, and the Company’s results in this area have declined along with the market generally. The evaluation determined the fair value of the staffing and infrastructure reporting units to approximate their carrying value. Additional write-downs of intangible assets may be required if future valuations do not support current carrying value. Please see Note J to the consolidated financial statements for further discussion.

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

During 2005 we recorded only $50,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were paid. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets. If actual future taxable income is less than we anticipate from our estimates, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we successfully return to profitability to a point where future realization of deferred tax assets which are currently reserved becomes “more likely than not,” we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Restructuring and other severance related costs

During the second and third quarters of 2005, we recorded restructuring and other severance charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where we have chosen to downsize or exit completely.

In December 2000, we recorded a restructuring charge of $7,000,000 including $4,400,000 to cover lease termination and abandonment costs (net of sub-lease income). Of this amount, we have a small reserve remaining that consists of an estimate pertaining to real estate lease obligations. The last of these lease obligations is expected to terminate in September 2006.

Factors such as our ability to enter into subleases, the creditworthiness of sub lessees, and the ability to negotiate early termination agreements with lessors could materially affect the real estate reserve for each restructure. While we believe our current estimates regarding lease obligations are adequate, our inability to sublet the remaining space or obtain payments from sub lessees could necessitate significant adjustments to these estimates in the future.

RESULTS OF OPERATIONS, YEAR ENDED DECEMBER 31, 2005 VS. YEAR ENDED JANUARY 1, 2005

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal year 2005 versus fiscal year 2004. The tables provide guidance in our explanation of our operations and results.

	Year Ended December 31, 2005		Year Ended January 1, 2005		Increase (Decrease)
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:
Professional services provided directly	$263,121	81.6%	$269,610	78.9%	$(6,489)	(2.4%)	2.7%
Professional services provided through subsuppliers	34,431	10.7	55,806	16.3	(21,375)	(38.3)	(5.6)
Product sales	24,746	7.7	16,196	4.8	8,550	52.8	2.9
Total revenue	322,298	100.0	341,612	100.0	(19,314)	(5.7)	.0

Salaries, contracted services and direct charges	240,100	74.5	261,005	76.4	(20,905)	(8.0)	(1.9)
Cost of product sales	22,550	7.0	14,964	4.4	7,586	50.7	2.6
Selling, administrative and other operating costs	61,053	18.9	61,015	17.9	38.1		1.0
Amortization of intangible assets	982.3		774.2		208	26.9	.1
Restructuring costs and other severance related costs	3,914.9		--	--	3,914	100.0	1.1
Loss on asset disposal	1,825.6		--	--	1,825	100.0	.6
Goodwill Impairment	7,050	2.2	--	--	7,050	100.0	2.2
Expenses related to attempted merger	2,129	1.0	--	--	2,129	100.0	.6
Non-operating income	(50)	.0	(39)	(.0)	11	28.2	.0
Interest expense	394.1		41.0		353	861.0	.1
Net income before taxes	(17,649)	(5.5)	3,852	1.1	(21,501)	(558.2)	(6.6)

Income taxes	50	--	--	--	50	100.0	.0
Net income (loss)	$(17,699)	(5.5%)	$3,852	1.1%	$(21,551)	(559.5%)	(6.6%)

Personnel:
Management and Administrative	400		430		(30)	(7.0%)
Technical Consultants	2,449		2,448		1	0.0%

Revenue

Services revenue provided directly by Analysts’ employees during the year ended December 31, 2005 decreased 2.4% from the comparable period a year ago while revenue from product sales increased 52.8% during the same period primarily as a result of our partnership with Cisco and our growing IP Communications practice. We lost a significant number of billable technical staff early in the year due to a predominant supplier initiative at IBM and a high number of purchase order expirations during December of 2004 and January of 2005, which is typical around the end of the year. In July, we were awarded a core supplier contract with IBM, and made significant progress toward replacing our earlier losses. By the end of the year, although direct revenue was off for the year, we had replaced all of the billable staff we had lost earlier in the year.

A higher percentage of our total revenue came from direct billings during fiscal year 2005 as compared to fiscal year 2004. The increase in direct revenue as a percentage of total revenue was due to the decrease in subsupplier revenue from Bank of America. Late in 2005, we began to deliver an increased amount of revenue to IBM using subsuppliers, and opportunities for our managed services group were expanding. We therefore expect subsupplier revenue to increase in total dollars and as a percent of total revenue during 2006. Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit.

Our number of technical consultants remained relatively constant from January 1, 2005 to year end. Hourly rates, however, decreased slightly during 2005 as compared to 2004. This decline in hourly rates and lower utilization rates in our solutions businesses caused our direct revenue to decline. While demand for IT services remained relatively constant during 2005, we experienced a shift in the mix of our business with a greater percentage of our revenue coming from large national accounts where bill rates are generally lower. Product sales have increased from fiscal year 2004. The increase in product sales was due largely to our VoIP services where we resell a significant amount of Cisco IP telephony products. This increase was the result of our acquisition of WireSpeed in January 2005 and continued growth in this particular market. We expect product revenue to continue to increase in 2006, both in terms of total dollars and as a percentage of revenue.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. These expenses decreased slightly as a percentage of total revenue in 2005; however, as a percent of service revenue these costs increased from 80.2% in fiscal year 2004 to 80.7% in fiscal year 2005 despite the shift away from subsupplier revenue. The increase in these costs associated with direct revenue increased from 77.0% in fiscal year 2004 to 78.8% in fiscal year 2005. This decrease in margins was driven primarily by higher concentrations in larger national accounts where margin pressures are greater, and lower utilization rates in our solutions groups as we prepared for the growth we expected and are just now experiencing in our VoIP and Applications services groups. We continuously attempt to control the factors which affect this category of expense; however, there can be no assurance we will be able to maintain or improve this level.

Cost of Product Sales

Cost of product sales represents our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased from 92.4% in 2004 to 91.1% in 2005. This decrease is due mainly to increased product sales in emerging technologies such as our VoIP product and services offering where our margins are higher and where we obtain greater discounts from vendors because of higher sales volume and vendor promotional programs.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 18.9% of total revenue for 2005, up from 17.9% in 2004. This increase is primarily attributable to additional sales and recruiting resources throughout the first three quarters of 2005. We are committed to continuing to manage this category of expense to the right level for the Company; however, there can be no assurance this category of cost will not increase as a percentage of revenue.

Amortization of Intangible Assets

Amortization of intangible assets increased during 2005. In accordance with SFAS No. 141, “Business Combinations,” during the third quarter we completed the purchase price allocations for the purchases of WireSpeed in January 2005 and Redwood in April 2005. As a result, we recognized $1.1 million and $1.7 million for WireSpeed and Redwood, respectively, of intangible assets consisting entirely of customer relationships and will be amortized over periods of 4 years to 20 years.

Non-Operating Income

Non-operating income, consisting primarily of interest income, increased slightly during fiscal year 2005 compared to fiscal year 2004.

Interest Expense

Interest expense during fiscal year 2005 increased compared to fiscal year 2004 due to an increase in average borrowings under the line of credit and an increase in interest rates.

Expenses Related to Attempted Merger

During 2005, we incurred $2.1 million of costs relating to the attempted merger with Computer Horizons Corp. These costs consisted primarily of amounts paid or accrued for legal, accounting, investment banking, proxy solicitation, consulting, travel and other costs and had a significant impact on our operating results.

Restructuring Costs and Other Severance Related Costs

We recorded restructuring and severance related costs of $3.9 million during 2005. Of this amount, $1.6 million related to workforce reductions and severance. The remaining $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) for locations where we have chosen to downsize or exit completely.

Loss on Asset Disposal

During the third quarter of 2005, we recorded a loss on asset disposal of $1.8 million with respect to software development costs. Since 2002 we had been investing in the customization of this software, but the software had become increasingly difficult to customize, leading to our decision to terminate our development contract with the owner of the software and write off our investment in the software.

Goodwill Impairment

In accordance with the provisions of SFAS No. 142, we performed our annual test of goodwill during the third quarter and found an indication of impairment with our non-infrastructure solutions reporting unit. Accordingly, we completed the impairment testing during the third quarter of 2005 and recognized an impairment charge of $7.1 million.

Income Taxes

During 2005 we recorded only $50,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were due. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets. If actual future taxable income is less than we anticipate, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we successfully return to profitability to a point where future realization of deferred tax assets which are currently reserved, becomes “more likely than not,” we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Personnel

Our technical consulting staff levels finished the year at about the same level as where we started. This number excludes headcount in Medical Concepts Staffing, our medical staffing business, which accounts for an immaterial amount of our revenue.

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

	Year Ended January 1, 2005		Year Ended January 3, 2004		Increase (Decrease)
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:
Professional services provided directly	$269,610	78.9%	$266,175	80.2%	$3,435	1.3%	(1.3%)
Professional services provided through subsuppliers	55,806	16.3	50,543	15.2	5,263	10.4	1.1
Product sales	16,196	4.8	15,181	4.6	1,015	6.7	.2
Total revenue	341,612	100.0	331,899	100.0	9,713	2.9	.0

Salaries, contracted services and direct charges	261,005	76.4	256,643	77.3	4,362	1.7	(.9)
Cost of product sales	14,964	4.4	14,562	4.4	402	2.8	.0
Selling, administrative and other operating costs	61,015	17.9	61,511	18.6	(496)	(.8)	(.7)
Amortization of intangible assets	774.2		773.2		1.0		.0
Non-operating income	(39)	(.0)	(79)	(.0)	40	(50.6)	.0
Interest expense	41.0		13.0		28	215.4	.0

Income (loss) before income taxes	3,852	1.1	(1,524)	(.5)	5,376	352.8	1.6
Income taxes (benefit)	--	--	--	--	--	.0	.0

Net income (loss)	$3,852	1.1%	$(1,524)	(.5)%	$5,376	352.8%	1.6%

Personnel:
Management and Administrative	430		425		5	1.2%
Technical Consultants	2,448		2,504		(56)	(2.2%)

Revenue

Services revenue provided directly during the year ended January 1, 2005 increased 1.3% from the comparable period a year ago while revenue from product sales increased 6.7% during the same period. We derived a lower percentage of our total revenue from direct billings (services and product) during 2004 as compared to 2003. The decrease in direct revenue as a percentage of total revenue during 2004 was due to the increase in revenue from Bank of America, where services were provided mostly by subsuppliers. Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit.

The increase in revenue from 2003 to 2004 resulted primarily from the increase in the average number of consultants we had billable during 2004. Although our technical consultant staff declined by 56 from January 3, 2004 to year end, our average headcount levels throughout 2004 were greater than during 2003. In addition to the increase in technical consultants, hourly rates increased slightly during 2004 as compared to 2003. As demand for IT services improved, hourly rates began to stabilize and trend slightly upward. Product sales increased from fiscal year 2003, due largely to the success of our VoIP product and services offerings where we resell a significant amount of Cisco IP telephony products.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. Comparing the 2004 period to the 2003 period, these expenses decreased slightly as a percentage of revenue. We successfully managed our direct labor rates as our bill rates increased slightly. We were able to do this in part by receiving better margins with placements of new and existing billable technical staff, increasing productivity levels of our billable technical staff and partially passing on increases in benefit costs to all of our employees. The shifting of our revenue mix in 2004 to include more subsupplier revenue, with lower margins, played a role in offsetting the decrease of this category of expense as a percentage of revenue.

Cost of Product Sales

Cost of product sales represents our costs where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased significantly from 95.9% in 2003 to 92.4% in 2004. This decrease was due mainly to product sales in emerging technologies where we can charge a greater margin such as our VoIP reseller and services offerings.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 17.9% of total revenue for fiscal year 2004, down from 18.6% for fiscal year 2003. Despite the increase in revenue during 2004, we managed these costs downward primarily by reducing discretionary spending for non-billable travel, imposing wage controls on administrative and management personnel, eliminating office space where possible, and by managing the number of non-technical personnel we employ.

Non-Operating Income

Non-operating income, consisting primarily of interest income, declined slightly during fiscal year 2004 compared to fiscal year 2003. The lower level of interest income in 2004 was due to a decrease in invested cash balances.

Interest Expense

Interest expense during fiscal year 2004 increased slightly compared to fiscal year 2003.

Income Taxes

We recorded no income taxes during fiscal year 2004 and 2003. Income tax expense which would have been recorded was negated by reversals of previously established reserves against deferred tax assets

Personnel

Our technical headcount decreased by 56 from 2003 to 2004. Administrative and management personnel increased slightly from 2003 to 2004. This number excludes headcount in Medical Concepts Staffing, our medical staffing business.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.
(Dollars in thousands)	December 31, 2005	January 1, 2005	Increase (Decrease)	Percentage Increase (Decrease)

Cash and cash equivalents	$64	$7,889	$(7,825)	(99.2%)
Accounts receivable	66,968	57,764	9,204	15.9
Other current assets	2,383	3,208	(825)	(25.7)
Total current assets	69,415	68,861	554.8

Accounts payable	24,581	16,366	8,215	50.2
Salaries and vacations	8,260	8,828	(568)	(6.4)
Line of credit	5,000	--	5,000	100.0
Restructuring accruals - current	971	251	720	286.9
Other current liabilities	4,421	3,977	444	11.2
Total current liabilities	43,233	29,422	13,811	46.9%

Working capital	$26,182	$39,439	$(13,257)	(33.6%)
Current ratio	1.61	2.34	(.73)	(31.2%)

Total shareholders’ equity	$56,312	$72,618	$(16,306)	(22.5%)

Cash Requirements

The day-to-day operation of our business requires a significant amount of cash flow. During fiscal year 2005, we made total payments of approximately $203.4 million to pay our employees wages, benefits, and associated taxes. We also made payments of approximately $75.9 million to pay vendors who provided billable technical resources to our clients through us. Finally, we made payments of approximately $41.6 million to fund general operating expenses such as employee expense reimbursement, office space rental and utilities.

The cash to fund these significant payments comes almost exclusively from our collection of amounts due for services rendered to our clients (approximately $313.1 million in fiscal year 2005). Generally, payments made to fund the day-to-day operation of our business are due and payable regardless of the rate of cash collections from our clients. While we do not anticipate such an occurrence, a significant decline in the rate of collections from our clients, or an inability of the Company to timely invoice and therefore collect from our clients, could rapidly increase our need to borrow to fund the operations of our business.

Sources and Uses of Cash/Credit Facility

Cash and cash equivalents decreased by $7.8 million from January 1, 2005 to December 31, 2005 while our outstanding debt on our line of credit increased from zero at January 1, 2005 to $5.0 million at December 31, 2005. Generally, our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement, a bi-weekly occurrence, and receipt of fees billed to clients. The decrease in cash and the increase in our debt level experienced since January 1, 2005 were due mainly to the purchase of WireSpeed in January 2005 ($2.0 million) and Redwood in April 2005 ($3.4 million), the addition of property and equipment ($2.9 million), the increase in our accounts receivable ($9.2 million), and the funding of our operating loss. The decrease in cash was offset in part by an increase in accounts payable. Historically, we have been able to support internal growth in our business with internally generated funds. If we are unable to return to profitability, or if we continue to use our cash to make small acquisitions or for other reasons, we would expect our need to borrow to increase.

Working capital at December 31, 2005 decreased from January 1, 2005 due mainly to cash paid at the closings of the WireSpeed and Redwood acquisitions, net of working capital acquired; capital expenditures during the twelve-month period ended December 31, 2005; failed merger and severance related costs; and funding of our operating losses.

At December 31, 2005 we had borrowings of $5.0 million that represent a 90 day LIBOR loan utilized pursuant to the terms of our revolving credit line. Our asset-based revolving credit agreement provides us with up to $45.0 million of availability. At December 31, 2005, the total available under this credit facility, which fluctuates based on our level of eligible accounts receivable, was $29.8 million. Borrowings under the credit agreement are secured by all of the Company’s assets.

We believe funds generated from our business and credit available under our credit facility will be adequate to meet demands placed upon our resources by our operations and capital investments.

Effective April 11, 2002, we entered into an asset-based revolving credit agreement with GE Capital. Total availability under this credit agreement is $45.0 million. We must take advances or pay down the outstanding balance daily. We can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The agreement restricts, among other things, the payment of dividends and capital expenditures. The credit agreement, as amended, requires a commitment fee of .25% of the unused portion of the line, and an annual administration fee of $25,000. The credit agreement carries an interest rate on daily advances equal to the Wall Street Journal’s “Prime Rate” (7.25% on December 31, 2005) and on fixed-term advances equal to the LIBOR rate plus 2.0%.

Effective January 20, 2006, the Company amended its revolving credit agreement, extending the expiration date from October 31, 2006 to January 20, 2010. The amendment also included the elimination of certain reserves in calculating the amount the Company can borrow under the facility and changes to the definition of eligible accounts receivables available for calculation of our borrowing capacity. The effect of the modifications was to increase by $4-5 million the borrowing capacity under the line. The Company has the opportunity to increase capacity by approximately $3 million if certain operating results are achieved in 2006. This line of credit is available to us to fund working capital needs and other investments such as acquisitions as these needs arise. We believe we will be able to continue to meet the requirements of this agreement for the foreseeable future.

Contractual Obligations

The Company leases office facilities under non-cancelable operating leases. Deferred compensation is payable to participants in accordance with the terms of individual contracts. The Company’s line of credit, with an outstanding balance of $5.0 million at December 31, 2005, expires on January 20, 2010. The Company will incur interest expense on all amounts outstanding on this line of credit at a variable interest rate.  Minimum future obligations on operating leases and deferred compensation agreements at December 31, 2005, are as follows:

(In thousands)	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total

Operating Leases	$4,836	$5,273	$383	$--	$10,492

Deferred Compensation	534	909	271	698	2,412

Total	$5,370	$6,182	$654	$698	$12,904

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued a revision to SFAS No. 123, “Share-Based Payment.” The revision requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (APB) Opinion No. 25. Effective April 14, 2005, the SEC announced the adoption of a rule that defers the required effective date of SFAS No. 123(R) to the beginning of the first fiscal year beginning after June 15, 2005, instead of at the beginning of the first fiscal quarter after June 15, 2005. The Statement is effective for the Company beginning in the first quarter of fiscal 2006. The Company has not completed the process of evaluating the full financial statement impact that will result from the adoption of SFAS No. 123(R) but does not expect a significant impact due to acceleration of the Company’s outstanding stock options. Options held by President and CEO Jeffrey P. Baker were not accelerated. See Note A to the condensed consolidated financial statements for the Company's disclosure regarding the pro forma effect of the adoption of SFAS No. 123(R) on the Company's consolidated financial statements.

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)	December 31, 2005	January 1, 2005

ASSETS

Current assets:
Cash and cash equivalents	$64	$7,889
Accounts receivable, less allowance for doubtful accounts of $2,106 and $1,809, respectively	66,968	57,764
Prepaid expenses and other current assets	2,383	3,208
Total current assets	69,415	68,861

Property and equipment, net	4,056	5,658
Intangible assets other than goodwill, net of accumulated amortization of $4,497 and $3,515, respectively	12,298	10,475
Goodwill	11,799	16,460
Other assets	4,436	4,223
	$102,004	$105,677

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$24,581	$16,366
Salaries and vacations	8,260	8,828
Line of credit	5,000	--
Deferred revenue	1,645	1,658
Restructuring accrual	971	251
Health care reserves and other	2,242	1,759
Deferred compensation	534	560
Total current liabilities	43,233	29,422

Non-current liabilities:
Deferred compensation	1,878	3,570
Restructuring accrual	581	67
Total non-current liabilities	2,459	3,637

Commitments (Note H)
Shareholders' equity:
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,604,063 and 24,212,457 shares, respectively	2,460	2,421
Additional capital	22,182	21,095
Unearned deferred stock compensation	(576)	(843)
Retained earnings	32,246	49,945
Total shareholders' equity	56,312	72,618
	$102,004	$105,677

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year
(In thousands except per share amounts)	2005	2004	2003

Revenue:
Professional services provided directly	$263,121	$269,610	$266,175
Professional services provided through subsuppliers	34,431	55,806	50,543
Product sales	24,746	16,196	15,181
Total revenue	322,298	341,612	331,899

Operating expenses:
Salaries, contracted services and direct charges	240,100	261,005	256,643
Cost of product sales	22,550	14,964	14,562
Selling, administrative and other operating costs	61,053	61,015	61,511
Amortization of intangible assets	982	774	773
Restructuring and other severance related costs	3,914	--	--
Loss on asset disposal	1,825	--	--
Goodwill impairment	7,050	--	--
Expenses related to attempted merger	2,129	--	--

Operating (loss) income	(17,305)	3,854	(1,590)

Non-operating income	50	39	79
Interest expense	394	41	13

(Loss) income before income taxes	(17,649)	3,852	(1,524)

Income taxes	50	--	--

Net (loss) income	$(17,699)	$3,852	$(1,524)

Per common share (basic):
Net (loss) income:	$(.72)	$.16	$(.06)

Per common share (diluted):
Net (loss) income:	$(.72)	$.16	$(.06)

Average common shares outstanding	24,495	24,212	24,201
Average common and common equivalent shares outstanding	24,495	24,398	24,201

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year
(In thousands)	2005	2004	2003

Cash flows from operating activities:
Net (loss) income	$(17,699)	$3,852	$(1,524)

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	2,763	2,918	2,883
Amortization of intangible assets	982	774	773
Goodwill impairment	7,050	--	--
Loss on asset disposal	1,867	211	202
Change in deferred income tax assets	--	--	(330)
Amortization of deferred stock compensation	267	101	--

Change in:
Accounts receivable	(8,012)	(2,141)	4,153
Prepaid expenses	604	451	(706)
Other assets	290	(115)	(214)
Accounts payable	7,424	541	(3,141)
Salaries and vacations	(580)	1,054	1,738
Other accrued expenses	483	(781)	(119)
Deferred revenue	(13)	(1,108)	(1,574)
Income tax refund receivable	--	--	4,844
Restructuring accrual	1,234	(293)	(587)
Deferred compensation	(1,718)	414	661
Net cash (used in) provided by operating activities	(5,058)	5,878	7,059

Cash flows from investing activities:
Property and equipment additions	(2,873)	(2,508)	(2,334)
Payments for acquisitions, net of cash acquired	(5,010)	--	--
Proceeds from property and equipment sales	18	18	23
Net cash used in investing activities	(7,865)	(2,490)	(2,311)

Cash flows from financing activities:
Net change in line of credit	5,000	--	(324)
Proceeds from exercise of stock options	98	2	21
Net cash provided by (used in) financing activities	5,098	2	(303)

Net (decrease) increase in cash and equivalents	(7,825)	3,390	4,445

Cash and equivalents at beginning of year	7,889	4,499	54

Cash and equivalents at end of year	$64	$7,889	$4,499

Supplemental cash flow information:
Cash paid (refunded) during the year for:
Income taxes	$181	$35	$(4,515)
Interest	$528	$41	$13

Non-cash Activities:
Value of common stock issued for acquisitions	$1,000
Value of common stock issued for stock awards	$28

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Common Stock	Additional Capital	Deferred Compensation	Retained Earnings	Total Shareholders’ Equity

Balances at December 28, 2002	$2,420	$20,129		$47,617	$70,166

Common stock issued - 12,500 shares upon exercise of stock options	1	20			21
Net loss (Comprehensive loss)				(1,524)	(1,524)
Balances at January 3, 2004	2,421	20,149		46,093	68,663

Common stock issued - 650 shares upon exercise of stock options		2			2
Issuance of restricted stock - 300,000 shares		944	$(944)		--
Amortization of deferred compensation			101		101
Net income (Comprehensive income)				3,852	3,852
Balances at January 1, 2005	2,421	21,095	(843)	49,945	72,618

Common stock issued - 31,975 shares upon exercise of stock options	3	95			98
Common stock issued - 269,298 shares for acquisitions	27	973			1,000
Common stock issued - 7,000 shares as stock grants	1	27			28
Amortization of deferred Compensation	8	(8)	267		267
Net loss (Comprehensive loss)				(17,699)	(17,699)
Balance at December 31, 2005	$2,460	$22,182	$(576)	$32,246	$56,312

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Description of business - Analysts International Corporation (the Company) is a diversified IT services company, offering clients a full range of information technology consulting, software development and other services, including offerings, sometimes referred to in the industry as “solutions” or “projects”. Service offerings are divided into four categories: Staffing Services, providing IT supplemental staffing and managed team services; Technology Integration services, specializing in the delivery, integration and implementation of applications and hardware; Outsourcing Services, delivering local, national and global capabilities for organizational streamlining and cost reduction; and Advisory Services, providing methodologies and processes for implementing technology and managing human capital.

Basis of presentation - The consolidated financial statements include the accounts of Analysts International and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Fiscal year - The Company's fiscal year ends on the Saturday closest to December 31. References to fiscal years 2005, 2004 and 2003 refer to the fiscal years ended December 31, 2005, January 1, 2005, and January 3, 2004, respectively.

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

Revenue recognition - The Company recognizes revenue for the staffing business and the majority of our solutions and infrastructure business as services are performed or products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

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

Within the Solutions business, the Company periodically enters into fixed price engagements. When the Company enters into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If the Company does not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Net (loss) income per share - Basic and diluted earnings per share (EPS) are presented in accordance with SFAS No. 128, "Earnings per Share.” Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options and restricted stock awards. Options to purchase 2,349,000, 2,391,000 and 2,126,000 shares of common stock were outstanding at the end of fiscal periods 2005, 2004 and 2003, respectively, but were excluded from the computation of common stock equivalents because they were anti-dilutive.

Cash equivalents - Short-term cash investments in money market accounts are considered to be cash equivalents.

Allowance for doubtful accounts - In each accounting period we determine an amount to set aside to cover potentially uncollectible accounts based on our evaluation of accounts receivable for risk associated with a client’s ability to make contractually required

Notes to Consolidated Financial Statements (continued)

payments. Our revenue and accounts receivable are concentrated with large, established companies. IBM and Lexmark represented 13% and 6% of our total revenue for 2005, respectively. IBM and Lexmark represented approximately 20% and 6% of our total accounts receivable balance at December 31, 2005.

Shares reserve - At December 31, 2005, there were approximately 30,617,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

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

Other intangible assets - Other intangible assets consist of trade names and customer lists. The customer lists are amortized on a straight-line basis over a period ranging from 4 to 20 years and are scheduled to be fully amortized in 2024. At December 31, 2005, management assessed whether indications of impairment in the value of intangible assets were present. The factors considered by management in performing this assessment included current operating results, trends and prospects, as well as the anticipated effects of demand, competition and other economic factors. No indicators of impairment of our customer list or trademark were identified at December 31, 2005.

Goodwill assets - SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No, 142). SFAS No. 142 prohibits companies from amortizing purchased goodwill. Instead, we examine our goodwill at least annually to determine if impairment has occurred. Effective September 4, 2004, the Company changed the date at which it performs the annual examination for impairment from the first day of the fiscal year to the last day of our monthly accounting period for August. The change was made in response to significant constraints on our accounting resources during our first fiscal quarter. During the third quarter 2005 testing the Company determined the goodwill associated with its non-infrastructure solutions reporting unit was impaired. See Note J for a discussion of the impairment charge recorded during the third quarter.

Derivatives - The Company’s policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

Stock Option Plans - Analysts International has five stock-based compensation plans, which are described below. We have adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and have continued to apply Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, our pro forma net (loss) income and net (loss) income per share for the years ended December 31, 2005, January 1, 2005 and January 3, 2004 would have been the amounts indicated below:

	Year Ended
(In thousands except per share amounts)	December 31 2005	January 1, 2005	January 3, 2004

Net (loss) income as reported:	$(17,699)	$3,852	$(1,524)
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(1,055)	(567)	(542)
Pro forma net (loss) income	$(18,754)	$3,285	$(2,066)

Net (loss) income per share:
Basic - as reported	$(.72)	$.16	$(.06)
Basic - pro forma	(.77)	.14	(.09)

Diluted - as reported	$(.72)	$.16	$(.06)
Diluted - pro forma	(.77)	.13	(.09)

Notes to Consolidated Financial Statements (continued)

The fair market value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended
	December 31, 2005	January 1, 2005	January 3, 2004

Expected life	6 years	8 years	5 years
Expected volatility	74%	72%	79%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.0%	2.7%	2.6%

The weighted average fair value of options granted during fiscal years 2005, 2004 and 2003 was $2.49, $1.98 and $1.75, respectively.

            Analysts International has options outstanding under three option plans under which new options may be granted. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under the 2004 Equity Incentive Plan, the Company may grant incentive options, non-qualified options or restricted stock awards for up to 1,000,000 shares of common stock. In addition the Company has outstanding options under the 1994 Incentive Stock Option Plan and the 1996 Stock Option Plan for Non-Employee Directors. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is generally 10 years. Options and awards are generally exercisable 25% annually beginning one year after date of grant. Effective December 30, 2005, the Compensation Committee of the Board of Directors of the Company authorized the vesting of all of the Company’s outstanding, under water, unvested stock options granted to directors, officers and employees of the Company, except for the unvested options of Jeffrey P. Baker, the Company’s President and CEO. The decision to accelerate the vesting of these stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Company's adoption of Financial Accounting Standards Board Statement No. 123, “Share Based Payment (revised 2004)” (“SFAS 123R”). SFAS No. 123R: (i) generally requires recognizing compensation cost for the grant-date fair value of stock options and other equity-based compensation over the requisite service period; (ii) applies to all awards granted, modified, vesting, repurchased or cancelled after the required effective date; and (iii) is effective for the Company as of the beginning of its first quarter 2006. The future expense that is eliminated as a result of the acceleration of the vesting of these options is approximately $456,000 on a pre-tax basis.

A summary of the status of the Company's stock option plans as of December 31, 2005, January 1, 2005 and January 3, 2004 and changes during the periods ending on those dates is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at December 28, 2002	2,067,412	$8.18

Granted	287,000	2.85
Exercised	(12,500)	1.68
Expired	(216,230)	4.88
Outstanding at January 3, 2004	2,125,682	7.83

Granted	445,000	3.10
Exercised	(650)	3.19
Expired	(178,748)	8.69
Outstanding at January 1, 2005	2,391,284	6.88

Granted	391,000	3.72
Exercised	(31,975)	3.03
Expired	(401,528)	7.16
Outstanding at December 31, 2005	2,348,781	$6.36

Shares available for future grant at December 31, 2005 and January 1, 2005 were 657,583 and 905,445, respectively. Effective January 3, 2006, 250,000 restricted shares and 100,000 option shares were issued to Jeffrey P. Baker, in conjunction with his appointment as CEO.

Notes to Consolidated Financial Statements (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable At 12/31/05	Weighted-Average Exercise Price
$2.00 - $3.00	707,500	7.92	$2.90	407,500	$2.83
$3.03 - $4.40	891,870	7.22	3.84	791,870	3.85
$5.01 - $10.38	434,750	4.70	9.05	434,750	9.05
$10.81 - $34.94	314,661	2.82	17.59	314,661	17.59

$2.00 - $34.94	2,348,781	6.38	$6.36	1,948,781	$7.01

Shares exercisable at December 31, 2005, January 1, 2005 and January 3, 2004 were 1,948,781, 1,470,016 and 1,255,346, respectively.

Accounting Pronouncements - In December 2004, the Financial Accounting Standards Board issued a revision to SFAS 123, “Share-Based Payment” (“SFAS 123R”). The revision requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under APB Opinion No. 25. The Statement is effective for the Company beginning in the first quarter of fiscal 2006. The Company has not completed the process of evaluating the impact that will result from adopting SFAS 123(R).

Reclassifications - In the first quarter of 2005 we reclassified $821,000 of our deferred tax asset from current to long term to more accurately reflect the timing of the reversal of the temporary differences. We also reclassified $560,000 of our Deferred Compensation accrual from long term to current to more accurately reflect the anticpated timing of payments. These reclassifications had no impact on our results of operations or shareholders’ equity as previously reported.

B.	Property and Equipment

(In thouands)	December 31, 2005	January 1, 2005

Leasehold improvements	$2,846	$3,133
Office furniture & equipment	27,789	30,785
	30,635	33,918
Accumulated depreciation	(26,579)	(28,260)
	$4,056	$5,658

During the third quarter of 2005 the Company recorded a loss on asset disposal of $1.8 million with respect to software development costs. Since 2002 the Company had been investing in the customization of this software, but the software had become increasingly difficult to customize. As a result, during the quarter the Company made the determination to stop pursuing the development of this software and wrote off $1.8 million which had been invested in its development.

Notes to Consolidated Financial Statements (continued)

C. Other Intangible Assets

During the year ended December 31, 2005, as further discussed in Note L, the Company acquired the assets of WireSpeed Networks, LLC (WireSpeed”) and the assets of Redwood Solutions Corporation (“Redwood”). Part of the assets acquired for each entity included a customer list. The customer lists were valued at $1.1 million and $1.7 million for WireSpeed and Redwood, respectively. Other than the WireSpeed and Redwood acquisitions, no other intangibles were acquired, impaired or disposed of during the year. Other Intangibles consisted of the following:

	December 31, 2005			January 1, 2005
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net

Customer list	$15,075	$(4,364)	$10,711	$12,270	$(3,382)	$8,888
Trade name	1,720	(133)	1,587	1,720	(133)	1,587

	$16,795	$(4,497)	$12,298	$13,990	$(3,515)	$10,475

The customer lists are amortized on a straight-line basis over 4 to 20 years and are scheduled to be fully amortized in 2024. Amortization is estimated to be approximately $1.0 million per year through 2008, $900,000 from 2009 to 2015, $500,000 in 2016 and under $150,000 from 2017 to 2024. The trade name is considered to have an indefinite life and therefore does not result in any amortization

D. Deferred Compensation

Analysts International has a Deferred Compensation Plan (the Plan) for key management employees as determined by the Compensation Committee. Included in liabilities at December 31, 2005 and January 1, 2005 was $2,412,000 and $4,130,000, respectively, representing the Company's liability under the Plan. This liability is being partially funded by the purchase of life insurance and annuity contracts. Included in other assets at December 31, 2005 and January 1, 2005 were $1,020,000 and $1,310,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value. Deferred compensation expense for fiscal years 2005, 2004 and 2003 was approximately $593,000, $920,000 and $1,003,000, respectively.

Effective December 30, 2005, in response to changes required by the American Jobs Creation Act of 2004, the Company's Board of Directors amended the Company's unfunded deferred compensation plan for executives, referred to by the Company as the Special Executive Retirement Plan (hereinafter the “Plan”). The material terms of the amendment call for the Company to credit the employees’ account balance at a rate of fifteen percent of base pay for all participants, except for the Company's CEO, who will receive employer contributions of twenty percent of annual base pay. Employee account balances will be subject to a crediting rate equivalent to the 15-year treasure rate plus one to three percent.

The Plan will allow participant contributions of up to fifty percent of annual base pay and one hundred percent of incentive bonus, if any. Employer and employee contributions will be one hundred percent vested. Additionally, the amended plan will allow for discretionary employer contributions with separate vesting schedules if approved by the Compensation Committee. Participants will be allowed to choose between lump sum distribution or one hundred twenty months of payments and a date of distribution for employee and employer contributions, subject to the “one-year, five-year” rule and other deferred compensation rules issued by the Internal Revenue Service. Key employees will not be allowed to take distribution for six months after separation from service. Hardship distributions from the Plan will not be allowed, and deferral elections will be canceled following any participant's hardship distribution from his or her 401(k) account. The Plan will provide that upon a change in control, a rabbi trust will be funded, and payments will be made if the Plan is subsequently terminated within twelve months of a change in control or due to a participant's right to take distribution upon a separation from service.

E. Line of Credit

Effective April 11, 2002, the Company consummated an asset-based revolving credit facility with GE Capital Corporation. Total availability under this credit facility is $45 million. Borrowings under this credit agreement

Notes to Consolidated Financial Statements (continued)

are secured by all of the Company’s assets. The Company must take advances or pay down the outstanding balance daily. The Company can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The credit facility, as amended, requires a commitment fee of .25% of the unused portion of the facility, and an annual administration fee of $25,000. The facility carries an interest rate on daily advances equal to the Wall Street Journal’s “Prime Rate” (7.25% on January 1, 2005) and on fixed-term advances equal to the LIBOR rate plus 2.0%. The agreement restricts, among other things, the payment of dividends and capital expenditures.

Effective January 20, 2006, the Company amended the revolving credit agreement extending the expiration date from October 31, 2006 to January 20, 2010. The modifications included the elimination of certain reserves in calculating the amount the Company can borrow under the facility and changes to the definition of eligible receivables.

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

G. Income Taxes

The provision for income tax expense (benefit) was as follows:

	Fiscal Year
(In thousands)	2005	2004	2003

Currently payable:
Federal	$--	$--	$277
State	50	--	53
	50	0	330

Deferred:
Federal	(5,360)	(1,581)	(296)
State	(788)	(233)	(34)
	(6,148)	(1,814)	(330)
Valuation allowance for deferred tax asset	6,148	1,814	--
	0	0	(330)

Total:	$50	$0	$0

Notes to Consolidated Financial Statements (continued)

    Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	December 31, 2005	January 1, 2005

Deferred compensation	$941	$1,611
Accrued vacation and compensatory time	465	400
Accrued reorganization costs	605	124
Allowance for doubtful accounts	889	773
Depreciation	625	287
Capital loss carry forward	1,148	1,148
Goodwill and other intangibles	4,904	3,050
State net operating loss carry forwards	767	764
Federal net operating loss (NOL) carry forward	4,614	806
Other	264	111
Valuation allowance	(12,626)	(6,478)

Net deferred tax assets	$2,596	$2,596

Whereof:
Current	$261	$366
Non-current	2,335	2,230
	$2,596	$2,596

The federal net operating loss (NOL) carry forward benefits of $857,000, $62,000 and $3,695,000 expire in 2023, 2024 and 2025 respectively. The state NOL carry forward benefits expire as follows: $64,000 in 2006, $197,000 in 2007 through 2010, $292,000 in 2011 through 2020 and $327,000 in 2021 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax income (loss) as a result of the following differences:
	Fiscal Year
(In thousands)	2005	2004	2003

Income (benefit) tax at statutory federal rate	$(6,177)	$1,349	$(533)
State and local taxes, net of federal benefit	(459)	100	(59)
Valuation allowance for deferred tax asset	6,148	(1,814)	--
Meals and Entertainment	192	215	232
Other	346	150	360

Total tax provision	$50	$0	$0

H. Commitments

At December 31, 2005 aggregate net minimum rental commitments under non-cancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending December 31,	2006	$6,105
	2007	3,717
	2008	1,948
	2009	222
	Later	161
		12,153

Less: sublease contracts		(1,661)

Total minimum obligation		$10,492

Notes to Consolidated Financial Statements (continued)

Rent expense, primarily for office facilities, for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004 were $5,127,000, $5,250,000 and $6,216,000, respectively.

Analysts International has compensation arrangements with its corporate officers and certain other employees which provide for certain payments in the event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pre-tax earnings, subject to IRS maximum contribution amounts. After one year of employment, we make matching contributions in the form of Company stock of 18% of a participant’s first 15% of pre-tax contributions. Matching contributions vest at the rate of 20% per year and are fully vested after five years of service. We made matching contributions for fiscal years 2005, 2004 and 2003 in the amount of approximately $513,000, $580,000 and $663,000, respectively.

I. Restructuring and Other Severance Related Costs

A summary of the restructuring charge and subsequent activity in the restructuring accrual account, which is included in other current and other non-current liabilities, is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total

Balance at December 28, 2002	$--	$1,198	$1,198

Cash expenditures		(587)	(587)
Non-cash charges	--	-	--
Balance at January 3, 2004	$--	$611	$611

Cash expenditures	--	(293)	(293)
Non-cash charges	--	--	--
Balance at January 1, 2005	$--	$318	$318

Additional restructuring charge	1,656	2,258	3,914
Cash expenditures	(1,612)	(429)	(2,041)
Write-off of deferred leasehold costs		(578)	(578)
Non-cash charges		(61)	(61)
Balance at December 31, 2005	$44	$1,508	$1,552

During the second and third quarters of 2005, the Company recorded restructuring and severance related charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where the Company has chosen to downsize or exit completely.

 In December 2000, the Company recorded a restructuring charge of $7,000,000 including $4,400,000 to cover lease termination and abandonment costs (net of sub-lease income). Of this amount, we have a small reserve remaining that consists of an estimate pertaining to real estate lease obligations and the last of these lease obligations is expected to terminate in September 2006.

The Company believes the reserve is currently adequate. Negative sublease activity in the future, including any defaults of existing subleases could create the need for future adjustments to this reserve.

J. Goodwill

SFAS No. 142 prohibits companies from continuing to amortize purchased goodwill and certain indefinite-lived intangible assets. Instead companies must test such assets for impairment at least annually. The Company evaluated intangible assets as of January 1, 2002 and determined that the customer list had a determinable life while the trade name did not. Effective January 1, 2002, the Company ceased amortization of the trade name asset.

At September 3, 2005, the Company evaluated goodwill pursuant to SFAS No. 142 and found indication of impairment of the goodwill related to the non-infrastructure solutions reporting unit. Accordingly, the Company completed the impairment testing during the third quarter and recognized an impairment charge of $7.1 million.

This impairment of value is the result of gradual erosion in the operating results of this reporting unit. The primary service provided within this operating unit is application development services, including the web development services acquired as part of the SequoiaNET.com, Inc. acquisition in 2000. In recent years, the demand for these services in the marketplace has declined steadily, and the Company’s results in this area have declined along with the market generally. The evaluation determined the fair value of the staffing and infrastructure reporting units to approximate their carrying value. During 2005, with the acquisitions of WireSpeed and Redwood, the differentiation between infrastructure and non-infrastructure solutions has diminished. As a result, following the 2005 evaluation

Notes to Consolidated Financial Statements (continued)

in which all goodwill associated with the non-infrastructure reporting unit was found to be impaired and was written off, the Company has merged the solutions reporting units and now maintains only two reporting units, Staffing and Solutions.

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

Effective October 21, 2004, the Company’s then CEO Michael J. LaVelle was granted a restricted stock award of 100,000 shares. At the time of the award, the aggregate market value of the restricted stock was $386,000 and was recorded as deferred compensation, a separate component of shareholders’ equity. Mr. LaVelle remains employed as a consulting employee, and the restricted stock award therefore continues to vest at the rate of 33% per year and fully vests after three years.

L.  Business Acquisitions

    WireSpeed Networks, LLC - On January 6, 2005, the Company acquired the assets of WireSpeed Networks, LLC for $2.0 million in cash and 103,093 shares of common stock valued at $400,000. The common stock and $250,000 in cash were placed in escrow to be paid to the principals of WireSpeed over the next three years. In addition, the purchase agreement contains a maximum payout of an additional $2.8 million in earn-out consideration over the next four years, contingent upon the achievement of aggressive financial targets.

    This transaction was accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the results of WireSpeed Networks LLC are included in the consolidated financial statements from the acquisition date. The Company has allocated approximately $200,000 of the purchase price to the tangible net assets of WireSpeed, $1.1 million to other intangible assets consisting entirely of customer relationships and $1.1 million to goodwill.

    WireSpeed Networks LLC was a Cincinnati-based company specializing in IP telephony and wireless networking. WireSpeed's assets, employees and service offerings have been integrated into Analysts International's IP Telephony Infrastructure Solutions Group, extending and enhancing the Company's offerings in the rapidly growing area.

    Redwood Solutions Corporation - On April 4, 2005, the Company acquired the assets of Redwood for $3.4 million in cash and 166,205 shares of common stock valued at $600,000. The common stock and $900,000 in cash were placed in escrow to be paid to the principals of Redwood over the next four years. In addition, the purchase agreement contains an earn-out clause over the next four years, contingent upon the achievement of aggressive financial targets.

    This transaction was accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the results of Redwood Solutions are included in the consolidated financial statements from the acquisition date. The Company has allocated approximately $1.0 million of the purchase price to the tangible net assets of Redwood, $1.7 million to other intangible assets consisting entirely of customer relationships and $1.3 million to goodwill.

    Redwood Solutions was an information technology services company based in Livonia, Michigan, specializing in integrating hardware and software solutions for data storage and retrieval systems. Redwood's assets, employees and service offerings have become part of Analysts International's Storage Infrastructure Solutions Group.

M. Subsequent Events

Effective January 3, 2006, the Company named Jeffrey P. Baker CEO, and he was granted a restricted stock award of 250,000 shares. At the time of the award, the aggregate market value of the restricted stock was $607,500 and was recorded as deferred compensation, a separate component of shareholder’s equity. The restricted stock award vests over five years in the following manner: i) Year 1 - 25,000; ii) Year 2 - 25,000; iii) Year 3 - 50,000; iv) Year 4 - 75,000; and v) Year 5 - 75,000. The restricted stock award is subject to acceleration in the event that employment is terminated by the Company for convenience or performance or by Mr. Baker for Good Reason as defined in his employment agreement.

Effective January 20, 2006, the Company amended its revolving credit agreement with GE Capital Corporation extending the expiration date from October 31, 2006 to January 20, 2010 and modifying certain financial covenants and other terms of the agreement. The modifications included the elimination of certain reserves in calculating the amount the Company can borrow under the facility and changes to the definition of eligible receivables.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the “Company”) as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2005, January 1, 2005 and January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005, January 1, 2005 and January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Analysts International Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and is effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2005 of the Company and our reports dated, March 15, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 15, 2006

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

Analysts International maintains internal controls adequate to provide reasonable assurance its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. The control structure is enforced by written policies and procedures, internal audit activities and a qualified financial staff.

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

Dated: March 16, 2006	By:	/s/ Jeffrey P. Baker
Jeffrey P. Baker
Chief Executive Officer

Dated: March 16, 2006	By:	/s/ David J. Steichen
David J. Steichen
Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Dated: March 16, 2006	By:	/s/ Jeffrey P. Baker
Jeffrey P. Baker
Chief Executive Officer

Dated: March 16, 2006	By:	/s/ David J. Steichen
David J. Steichen
Chief Financial Officer

Stock Data

	Market Range
Fiscal Year Ended December 31, 2005	High	Low	Close

Fourth Quarter	$2.74	$2.24	$2.40
Third Quarter	4.00	2.56	2.65
Second Quarter	3.91	2.75	3.41
First Quarter	4.10	3.33	3.75

Fiscal Year Ended January 1, 2005

Fourth Quarter	$4.26	$3.20	$4.00
Third Quarter	4.63	2.81	3.78
Second Quarter	3.50	2.68	3.14
First Quarter	3.59	2.71	3.05

The Company’s common shares are traded on The NASDAQ Stock Market® under the symbol ANLY. As of March 10, 2006, there were approximately 1,100 shareholders of record. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by NASDAQ.

The Company’s current debt arrangement prohibits the payment of dividends. There can be no assurance the Company will be able to reinstate a dividend paying policy in the future.

Sales of Unregistered Securities

On January 6, 2005, the Company acquired the assets of WireSpeed Networks, LLC. The Company issued 103,093 of its common stock, having an aggregate value of $400,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of WireSpeed Networks, LLC at the end of the next three fiscal years. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

On April 4, 2005, the Company acquired the assets of Redwood Solutions Corporation. The Company issued 166,205 of its common stock, having an aggregate value of $600,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of Redwood Solutions Corporation at the end of the next four fiscal years. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

Five Year Financial Summary

(In thousands except per share amounts	Fiscal Year
and number of personnel)	2005	2004	2003	2002	2001

Revenue:
Professional services provided directly	$263,121	$269,610	$266,175	$312,085	$390,320
Professional services provided through subsuppliers	34,431	55,806	50,543	98,578	140,340
Product sales	24,746	16,196	15,181	15,497	21,067
Total revenue	322,298	341,612	331,899	426,160	551,727

Salaries, contracted services and direct charges	240,100	261,005	256,643	339,016	438,420
Cost of product sales	22,550	14,964	14,562	14,699	19,286
Selling, administrative and other operating costs	61,053	61,015	61,511	73,694	87,909
Amortization of goodwill and other intangible assets	982	774	773	785	3,212
Loss on sale of corporate headquarters (See Note B)	--	--	--	1,860	--
Restructuring and other severance related costs (See Note I)	3,914	--	--	--	--
Loss on Disposal (See Note B)	1,825	--	--	--	--
Goodwill Impairment (See Note J)	7,050	--	--	--	--
Merger Related Expenses	2,129	--	--	--	--
Non-operating income	50	39	79	122	247
Loss on investment	--	--	--	190	3,012
Interest expense	394	41	13	1,042	2,899
Loss on debt extinguishment (See Note E)	--	--	--	744	--
Income taxes (benefit) and minority interest	50	--	--	(1,106)	216
Net income (loss) before cumulative effect of change in accounting for goodwill	(17,699)	3,852	(1,524)	(4,642)	(2,980)

Cumulative effect of change in accounting for goodwill (See Note J)	--	--	--	16,389	--

Total assets	102,004	105,677	101,895	106,744	192,884
Long-term liabilities	2,459	3,637	4,038	3,605	7,588
Shareholders’ equity	56,312	72,618	68,663	70,166	91,083

Per share data:
Net income (loss) before cumulative effect of change in accounting for goodwill (basic)	(.72)	.16	(.06)	(.19)	(.12)
Net income (loss) before cumulative effect of change in accounting for goodwill (diluted)	(.72)	.16	(.06)	(.19)	(.12)
Cash dividends	.00	.00	.00	.00	.10
Shareholders’ equity	2.29	3.00	2.84	2.90	3.76

Average common shares outstanding	24,495	24,212	24,201	24,198	24,196
Average common and common equivalent shares outstanding	24,495	24,398	24,201	24,198	24,196

Number of Personnel	3,095	3,015	3,000	3,075	3,800

Quarterly Revenues and Income

The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

	Quarter Ended
(In thousands except per share amounts)	April 2	July 2	October 1	December 31	Total

Fiscal 2005

Total revenue	$79,099	$79,104	$78,244	$85,851	$322,298
Gross margin	14,925	15,408	14,163	15,152	59,648
(Loss) income before income taxes	(706)	(2,375)	(15,584)	1,016	(17,649)
Income taxes (benefit)	--	--	--	50	50
Net (loss) income	(706)	(2,375)	(15,584)	966	(17,699)
Net (loss) income per share (basic and diluted)	(.03)	(.10)	(.63)	.04	(.72)

	Quarter Ended
(In thousands except per share amounts)	April 3	July 3	October 2	January 1	Total

Fiscal 2004

Total revenue	$85,394	$86,865	$86,380	$82,973	$341,612
Gross margin	15,730	16,071	16,385	17,457	65,643
Income before income taxes	454	706	1,284	1,408	3,852
Income taxes (benefit)	--	--	--	--	--
Net income	454	706	1,284	1,408	3,852
Net income per share (basic)	.02	.03	.05	.06	.16
Net income per share (diluted)	.02	.03	.05	.06	.16

[INSIDE BACK COVER]

Corporate Information

Board of Directors	Officers	10-K and Other Reports Available

Inside Directors

Michael J. LaVelle
Chairman of the Board

Outside Directors

Frederick W. Lang
Chairman Emeritus of the Board

Krzysztof K. Burhardt
Partner, Clotho & Associates

Michael B. Esstman
General Partner,
Esstman Investments, Ltd. and
Retired Senior Vice President,
GTE Corporation

Margaret A. Loftus
Principal, Loftus Brown-Wescott, Inc.

Edward M. Mahoney
Retired Chairman and
Chief Executive Officer,
Fortis Investors, Inc. and Fortis Advisers, Inc.

Robb L. Prince
Retired Vice President and Treasurer,
Jostens, Inc.

Willard W. Brittain
Chairman & Chief Executive Officer,
Professional Resources on Demand

Jeffrey P. Baker
President and Chief Executive Officer

David J. Steichen
Chief Financial Officer and Treasurer

Colleen M. Davenport
Secretary and General Counsel

John D. Bamberger
Executive Vice President

Paulette M. Quist
Senior Vice President,
Business Development and Strategy

David H. Jenkins
Chief Information Officer

A copy of the Company's 2005 Annual Report on Form 10-K and other reports, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at:

Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota 55435-3000
or the Investor Relations page of the Company's website.

Stock Transfer Agent

Computershare Investor Services
P.O. Box 43023
Providence, Rhode Island 02940-3023

Shareholder Inquiries:
800-254-5196
http://www-us.computershare.com

Independent Auditors

Deloitte & Touche LLP
Minneapolis, Minnesota

World Wide Web Address

http://www.analysts.com

[BACK COVER]

Analysts Internatonal Corporation
3601 West 76th Street
Minneapolis, Minnesota 66435-3000

Phone: 952-835-5900
www.analysts.com