Form 10-K, Exhibit 13
period 2006-12-30
ANALYSTS INTERNATIONAL CORP
filed 2007-03-15
CIK 6292

EXHIBIT 13

[COVER]

Analysts International

Annual Report

2006

Inside Front Cover

Forward-Looking Statements

Statements contained herein, which are not strictly historical fact, are forward-looking statements.  Words such as “believes,” “intends,” “possible,” “expects,” “estimates,” “anticipates,” or “plans” and similar expressions are intended to identify forward-looking statements.   Any forward-looking statements made herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on the our current expectations for future demand for our products and services, and our beliefs with respect to the competition we face within our industry, as well as our revenues, earnings, results of operations and sales and such statements relate to, among other things, our growth strategies, cost-control methods, our working capital and cash requirements, our ability to meet the requirements of our credit agreement, and the realization of our deferred tax assets.  The Company’s actual results may vary materially from those projected due to certain risks and uncertainties such as the general state of the economy, volume of business activity, continued need for our services by current and prospective clients, client cancellations or re-bidding of work, the Company’s ability to control and improve profit margins, including our ability to control operating and labor costs and hourly rates for our services, the availability and utilization of qualified technical personnel and other similar factors.  For more information concerning risks and uncertainties related to the Company’s business, refer to the Company’s prior Annual Reports, 10-Ks, 10-Qs, other Securities and Exchange Commission filings and investor relations materials.  You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made.  We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Financial Highlights

(Dollars in thousands except per share amounts)	Year Ended December 30, 2006	Year Ended December 31, 2005

Revenue:
Professional services provided directly	$261,489	$263,121
Professional services provided through subsuppliers	54,902	34,431
Product sales	30,596	24,746
Total revenue	346,987	322,298

Loss before income taxes	(1,019)	(17,649)
Net loss	(1,060)	(17,699)

Per share of common stock:
Net loss (basic and diluted)	(.04)	(.72)
Shareholders’ equity	2.26	2.29
Dividends declared	.00	.00

Average common and common equivalent shares outstanding (in thousands)	24,645	24,495

Number of technical consultants	2,277	2,449

Working capital	$28,841	$26,182
Current ratio	1.76	1.61

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview of 2006 Events

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

Early in 2006, we experienced a significant decline in the number of billable technical staff. A decline in headcount during the early part of the fiscal year is typical in our business as a high number of purchase orders expire during this time. Although we made some progress during 2006 in regaining a portion of this lost headcount, by the end of the year we had not returned to beginning of year levels. Also in early 2006, we completed our transition of a large group of subsuppliers to bill through us to IBM. This transition had begun in late 2005. As a result of transitioning this large group of subsuppliers, our subsupplier revenue grew 59% from 2005 to 2006. Finally, during 2006, we continued to experience significant growth in our partnership with Cisco. This partnership is centered around Cisco IP Communications products, and was the primary reason our product sales grew by 24% from 2005 to 2006.

By the end of 2006, we had experienced a decline in billable headcount from 2005 and were operating at slightly below breakeven as a company.  We believe that by continuing to focus on our performance improvement initiatives we can return to profitability.

Market Conditions and Economics of Our Business

Market conditions in the IT services industry continue to present challenges for us. We were successful in growing our business during 2006 by expanding our relationship as a reseller of IT products, and expanding our use of subsupplier firms to help serve our clients. We continue to experience intense competition in hiring billable technical personnel and intense pricing pressures from our largest clients. During 2006, as a result of these pressures, our direct services revenue declined slightly from 2005 levels. Average bill rates, however, increased slightly, and our average hourly margins on direct billing also increased. The impact of intense market pressures on our 2006 results was more pronounced due to an increase in the percentage of our services provided to IBM and other large national clients where rate pressures are typically more noticeable. The larger volume associated with these contracts may not offset the lower rates we charge in order to win additional business. We expect that many larger companies will continue, for the foreseeable future, to request low cost offerings for IT Staffing Services through a variety of means including e-procurement systems, competitive bidding processes, the granting of various types of discounts, use of offshore resources and other lower cost offerings. Overall, we expect these market conditions in the area of IT Staffing Services to continue for the foreseeable future, although we expect that demand for these services will increase modestly.

Along with our ability to respond to customer requests for lower pricing, our ability to quickly identify, attract and retain qualified technical personnel at competitive pay rates will affect our results of operations and our ability to grow in the future. Competition for the technical personnel needed to deliver the services has intensified during 2006. If we are unable to hire the talent required by our clients in a timely, cost-effective manner, it will affect our ability to grow our business.

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

Our ability to continue to respond to our client needs in a cost-controlled environment is a key factor to our future success. We have continued to streamline our operations by consolidating offices, reducing administrative and management personnel and continuing to review our company structure for more efficient methods of operating our business and delivering our services. We may not be able to continue to reduce costs without affecting our ability to deliver timely services to our clients and therefore may choose to forego particular cost reductions if we believe it would be prudent to do so for our future success.

Our ability to respond to the conditions outlined above will bear directly on our performance because IT Staffing Services continues to represent the majority of our total revenue. Although we believe we can continue to grow this business, there can be no assurance as to when, or if, we will experience sustained revenue growth.

Strategy

We continue to pursue IT Staffing Services in Fortune 500 and small and medium-sized businesses. However, because of the market conditions in IT Staffing Services we continue to focus on the following key objectives: i) implementing a consultant centric/talent community model, which will transform us into a workforce deployment and human capital management organization; ii) continuously improve key business processes to better align our business with the market needs and allow us to more efficiently drive growth; and iii) building a focused set of services and solutions around high-demand, emerging technologies. We believe these objectives present opportunities to grow our business and to provide the scale we believe necessary for success in the staffing business in the long term.

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

Compliance with the Sarbanes-Oxley Act under Section 404 of the Act has created substantial cost to us and strained our internal resources. We incurred significant costs throughout 2006, and we expect to continue to incur such costs in future years for maintaining compliance. An inability to control these costs, a failure to comply with the Sarbanes-Oxley Act, or a failure to adequately remediate control deficiencies as they are identified could have a material adverse effect on our business.

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

Overview of Results of 2006 Operations

Total revenue for the year ended December 30, 2006 (fiscal year 2006) was $347.0 million, up from $322.3 million in the year ended December 31, 2005 (fiscal year 2005). The increase in revenue included a (.6%) decline in revenue from services we supply directly to customers and a 59.5% increase in revenue from services we provide to our clients through subsuppliers. We also saw a 23.6% increase in product sales. The increase in product sales is attributable primarily to the growth in our IP Communications (Voice over Internet Protocol or “IP Telephony”) business where we are a reseller of Cisco and other products. In 2006, direct services represented 75.4% of our revenues, compared to 81.6% in 2005. Our overall gross margin on total revenue declined from 18.5% in 2005 to 17.1% in 2006, and our gross margin on direct services revenue decreased from 21.2% in 2005 to 20.6% in 2006.

Net loss for fiscal 2006 was $(1.1) million compared with last year’s net loss of $(17.7) million. The loss in fiscal 2005 included special charges for restructuring costs of $3.9 million, unsuccessful merger costs of $2.1 million, goodwill impairment of $7.1 million, and an asset write-off of $1.8 million all totaling $14.9 million.

On a diluted per share basis, net loss for the year ended December 30, 2006 was ($.04) per share, compared with a net loss of $(.72) per share last year.

At year end, our balance sheet reflected $28.8 million of working capital and a balance of $2.7 million on our working capital line of credit. This compares to working capital of $26.2 million and a balance of $5.0 million on our working capital line of credit at the beginning of the year.

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

To assess the recorded value of our deferred tax assets for possible impairment, we must predict the likelihood of future taxable income generation. Realization of the net deferred tax assets of $2.6 million (deferred tax asset of $15.4 million net of a valuation allowance of $12.8 million) requires the generation of at least $6.8 million of future taxable income prior to the expiration of the federal net operating loss carry forward benefits. The federal net operating loss (NOL) carry forward benefits of $857,000, $62,000, $3,554,000 and $1,239,000 expire in 2023, 2024, 2025, and 2026, respectively. If the Company does not generate sufficient future taxable income, an impairment of the recorded assets could result.

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

Revenue Recognition

We recognize revenue for our staffing business and the majority of our solutions business as services are performed or products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts, we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the contractual agreement.

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

We performed our annual impairment evaluation at September 2, 2006 and found no indication of impairment of the goodwill.

In 2005, we found indications of impairment resulting in an impairment charge of $7.1 million. This impairment of value is the result of gradual erosion in the operating results of this operating unit. The primary service provided within this operating unit is application development services, including the web development services acquired as part of the SequoiaNET.com, Inc. acquisition in 2000. In recent years, the demand for these services in the marketplace has declined steadily, and our results in this area have declined along with the market generally. Please see Note J to the consolidated financial statements for further discussion.

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

During 2006 we recorded only $41,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were paid. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets. If actual future taxable income is less than we anticipate from our estimates, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we successfully return to profitability to a point where future realization of deferred tax assets which are currently reserved becomes “more likely than not,” we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Restructuring and other severance related costs

During 2005, we recorded restructuring and other severance charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where we have chosen to downsize or exit completely.

Factors such as our ability to enter into subleases, the creditworthiness of sub lessees, and the ability to negotiate early termination agreements with lessors could materially affect the real estate reserve for each restructure. While we believe our current estimates regarding lease obligations are adequate, our inability to sublet the remaining space, negotiate early termination agreements or obtain payments from sub lessees could necessitate significant adjustments to these estimates in the future.

Sales Taxes

We account for our sales tax and any other taxes that are collected from our customers and remitted to governmental authorities on a net basis. The assessment, collection and payment of these taxes are not reflected on our income statement.

Income Taxes

We and our subsidiaries file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal, Ontario province, and, the United Kingdom. As of December 30, 2006, there are no Federal, state, or foreign income tax audits in progress. We are no longer subject to US federal audits for years before 2003, and with a few exceptions, the same applies to our status relative to state and local audits.

We will adopt the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on December 31, 2006. Our initial study for the future implementation of Interpretation No. 48 concludes that all of our positions will more likely than not be sustained if challenged, therefore, it is not necessary for us to recognize any changes to future tax benefits or liabilities. We are continuing to evaluate the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition.

RESULTS OF OPERATIONS, YEAR ENDED DECEMBER 30, 2006 VS. YEAR ENDED DECEMBER 31, 2005

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal year 2006 versus fiscal year 2005. The tables provide guidance in our explanation of our operations and results.

	Year Ended December 30, 2006		Year Ended December 31, 2005		Increase (Decrease)
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:
Professional services provided directly	$261,489	75.4%	$263,121	81.6%	$(1,632)	(0.6%)	(6.2%)
Professional services provided through subsuppliers	54,902	15.8	34,431	10.7	20,471	59.5	5.1
Product sales	30,596	8.8	24,746	7.7	5,850	23.6	1.1
Total revenue	346,987	100.0	322,298	100.0	24,689	7.7	0.0

Salaries, contracted services and direct charges	260,619	75.1	240,100	74.5	20,519	8.5	0.6
Cost of product sales	27,149	7.8	22,550	7.0	4,599	20.4	0.8
Selling, administrative and other operating costs	58,847	17.0	61,053	18.9	(2,206)	(3.6)	(1.9)
Amortization of intangible assets	1,053	0.3	982	0.3	71	7.2	0.0
Restructuring costs and other severance related costs	(51)	0.0	3,914	1.2	(3,965)	(101.3)	(1.2)
Loss on asset disposal	--	0.0	1,825	0.6	(1,825)	(100.0)	(0.6)
Goodwill Impairment	--	0.0	7,050	2.2	(7,050)	(100.0)	(2.2)
Expenses related to attempted merger	(327)	(0.1)	2,129	0.7	(2,456)	(115.4)	(0.8)
Non-operating income	(20)	0.0	(50)	0.0	(30)	(60.0)	0.0
Interest expense	736	0.2	394	0.1	342	86.8	0.1
Loss before taxes	(1,019)	(0.3)	(17,649)	(5.5)	16,630	(94.2)	5.2

Income taxes	41	0.0	50	--	(9)	(18.0)	0.0
Net loss	$(1,060)	(0.3%)	$(17,699)	(5.5%)	$16,639	(94.0%)	5.2%

Personnel:
Management and Administrative	403		400		3.8%
Technical Consultants	2,277		2,449		(172)	(7.0%)

Revenue

Services revenue provided directly by Analysts’ employees during the year ended December 30, 2006 decreased (.6%) from the comparable period a year ago while revenue from subsuppliers and product sales increased 59.5% and 23.6%, respectively during the same period. Early in 2006, we experienced a significant decline in the number of billable technical staff due to a high number of purchase order expirations. This is typical for our business. Although we made some progress during 2006 on improving average bill rates and regaining some of the headcount we lost early in the year, by the end of 2006 we had not returned to our beginning headcount numbers, and we had not managed to return our direct services revenue to 2005 levels. While demand for our services remains constant, competition is intense. There can be no assurance direct service revenue will grow in 2007.

A higher percentage of our total revenue came from subsuppliers during fiscal year 2006 as compared to fiscal year 2005. Our subsupplier revenue is mainly pass-through revenue with associated fees for management and administration providing minimal profit. While demand for IT services increased slightly during 2006, we experienced a change in the mix of our business with a greater percentage of our revenue coming from national accounts where we rely more heavily on our subsuppliers to deliver services. In October 2006, we began providing managed services to a significant new client. As a result of this new relationship, we expect subsupplier revenue to grow in 2007.

Product sales increased over fiscal year 2005. The increase in product sales was due largely to our IP Communications services where we resell a significant amount of Cisco IP telephony products. We expect product revenue to continue to increase in 2007, both in terms of total dollars and as a percentage of revenue.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. These expenses increased slightly as a percentage of total revenue in 2006; as a percent of service revenue these costs increased from 80.7% in fiscal year 2005 to 82.4% in fiscal year 2006. The increase in these costs associated with direct revenue increased from 78.8% in fiscal year 2005 to 79.4% in fiscal year 2006. This decrease in 2006 direct service margins was driven by our mix of business which includes a higher concentration of national account and subsupplier business where margins are lower than our other direct business. We continuously attempt to control the factors which affect this category of expense; however, there can be no assurance we will be able to maintain or improve this level.

Cost of Product Sales

Cost of product sales represents our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased from 91.1% in 2005 to 88.7% in 2006. This decrease is due mainly to increased product sales in emerging technologies such as our IP Communications product and services offering where our margins are higher and we enjoy greater discounts from vendors with higher sales volume and promotional programs. While we were able to achieve improved margins for this business in 2006, vendor pricing and promotional programs change regularly, and there can be no assurance this level of margins can be maintained on our product revenue.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating (SG&A) costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 17.0% of total revenue for 2006, down from 18.9% in 2005. The decline in these costs is reflective of the cost reduction measures implemented in October 2005 as part of our restructuring efforts. We are committed to continuing to manage this category of expense to the right level for the Company; however, there can be no assurance this category of cost will not increase as a percentage of revenue.

Amortization of Intangible Assets

Amortization of intangible assets increased during 2006 as a result of recognizing a full year of amortization related to our acquisitions of WireSpeed in January 2005 and Redwood in April 2005.

Restructuring Costs and Other Severance Related Costs

We recorded restructuring and severance related costs of $3.9 million during 2005. Of this amount, $1.6 million related to workforce reductions and severance. The remaining $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) for locations where we have chosen to downsize or exit completely. During the year ended December 30, 2006 we recorded a credit of $51,000 as a change in estimate.

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

Goodwill Impairment

In accordance with the provisions of SFAS No. 142, we performed our annual test of goodwill during the third quarter of 2006 and found no indications of impairment. Our testing in 2005 found an indication of impairment with our non-infrastructure solutions reporting unit. Accordingly, we completed the impairment testing during the third quarter of 2005 and recognized an impairment charge of $7.1 million.

Expenses Related to Attempted Merger

During 2005, we accrued $2.1 million of costs relating to the attempted merger with Computer Horizons Corp. These costs consisted primarily of amounts paid or accrued for legal, accounting, investment banking, proxy solicitation, consulting, travel and other costs. Included in this accrual was $327,000 for a contingency reserve related to various matters surrounding the merger. During 2006, we determined this contingency reserve was no longer required and the accrual was reversed.

Non-Operating Income

Non-operating income, consisting primarily of interest income, decreased during fiscal year 2006 compared to fiscal year 2005.

Interest Expense

Interest expense during fiscal year 2006 increased compared to fiscal year 2005 due to an increase in average borrowings under the line of credit and an increase in interest rates.

Income Taxes

During 2006 we recorded $41,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were due. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets. If actual future taxable income is less than we anticipate, we may be required to record an additional valuation allowance against our deferred tax assets resulting in additional income tax expense, which will be recorded in our consolidated statement of operations. If, however, we successfully return to profitability to a point where future realization of deferred tax assets which are currently reserved, becomes “more likely than not,” we may be required to reverse the existing valuation allowances resulting in an income tax benefit.

Personnel

Our technical consulting staff levels finished the year down by approximately 172 consultants from where we started the year. This number excludes headcount of our subsuppliers and headcount from Medical Concepts Staffing, our medical staffing business, which accounts for an immaterial amount of our revenue.

RESULTS OF OPERATIONS, YEAR ENDED DECEMBER 31, 2005 VS. YEAR ENDED JANUARY 1, 2005

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal year 2005 versus fiscal year 2004. The tables provide guidance in our explanation of our operations and results.

	Year Ended December 31, 2005		Year Ended January 1, 2005		Increase (Decrease)
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	% Inc (Dec)	As % of Revenue
Revenue:
Professional services provided directly	$263,121	81.6%	$269,610	78.9%	$(6,489)	(2.4%)	2.7%
Professional services provided through subsuppliers	34,431	10.7	55,806	16.3	(21,375)	(38.3)	(5.6)
Product sales	24,746	7.7	16,196	4.8	8,550	52.8	2.9
Total revenue	322,298	100.0	341,612	100.0	(19,314)	(5.7)	0.0

Salaries, contracted services and direct charges	240,100	74.5	261,005	76.4	(20,905)	(8.0)	(1.9)
Cost of product sales	22,550	7.0	14,964	4.4	7,586	50.7	2.6
Selling, administrative and other operating costs	61,053	18.9	61,015	17.9	38	0.1	1.0
Amortization of intangible assets	982	0.3	774	0.2	208	26.9	0.1
Restructuring costs and other severance related costs	3,914	1.2	--	--	3,914	100.0	1.1
Loss on asset disposal	1,825	0.6	--	--	1,825	100.0	0.6
Goodwill Impairment	7,050	2.2	--	--	7,050	100.0	2.2
Expenses related to attempted merger	2,129	0.7	--	--	2,129	100.0	0.6
Non-operating income	(50)	0.0	(39)	(0.0)	11	28.2	0.0
Interest expense	394	0.1	41	0.0	353	861.0	0.1
Net (loss) income before taxes	(17,649)	(5.5)	3,852	1.1	(21,501)	(558.2)	(6.6)

Income taxes	50	--	--	--	50	100.0	0.0
Net (loss) income	$(17,699)	(5.5%)	$3,852	1.1%	$(21,551)	(559.5%)	(6.6%)

Personnel:
Management and Administrative	400		430		(30)	(7.0%)
Technical Consultants	2,449		2,448		1	0.0%

Revenue

Services revenue provided directly by Analysts’ employees during the year ended December 31, 2005 decreased 2.4% from the comparable period a year ago while revenue from product sales increased 52.8% during the same period primarily as a result of our partnership with Cisco and our growing IP Communications practice. A decrease in the number of billable technical staff occurred early in 2005 due to a predominant supplier initiative at IBM and a high number of purchase order expirations during December of 2004 and January of 2005, which is typical for our business. In July, we were awarded a core supplier contract with IBM, and made significant progress toward replacing our earlier losses. By the end of the year, although direct revenue was off for the year, we had replaced all of the billable staff we had lost earlier in the year.

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

Our number of technical consultants remained relatively constant from January 1, 2005 to year end. Hourly rates, however, decreased slightly during 2005 as compared to 2004. This decline in hourly rates and lower utilization rates in our solutions businesses caused our direct revenue to decline. While demand for IT services remained relatively constant during 2005, we experienced a shift in the mix of our business with a greater percentage of our revenue coming from large national accounts where bill rates are generally lower. Product sales increased from fiscal year 2004. The increase in product sales was due largely to our IP Communications services where we resell a significant amount of Cisco IP telephony products. This increase was the result of our acquisition of WireSpeed in January 2005 and continued growth in this particular market.

Salaries, Contracted Services and Direct Charges

Salaries, contracted services and direct charges primarily represent our payroll and benefit costs associated with billable consultants. These expenses decreased slightly as a percentage of total revenue in 2005; however, as a percent of service revenue these costs increased from 80.2% in fiscal year 2004 to 80.7% in fiscal year 2005 despite the shift away from subsupplier revenue. The increase in these costs associated with direct revenue increased from 77.0% in fiscal year 2004 to 78.8% in fiscal year 2005. This decrease in margins was driven primarily by higher concentrations in larger national accounts where margin pressures are greater, and lower utilization rates in our solutions groups as we prepared for the growth we expected and were starting to experience in our IP Communications and Applications services groups at the end of 2005.

Cost of Product Sales

Cost of product sales represents our cost where we act as a reseller of hardware and software products. These costs, as a percentage of product sales, decreased from 92.4% in 2004 to 91.1% in 2005. This decrease is due mainly to increased product sales in emerging technologies such as our IP Communications product and services offering where our margins are higher and where we obtain greater discounts from vendors because of higher sales volume and vendor promotional programs.

Selling, Administrative and Other Operating Costs

Selling, administrative and other operating costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, and other administrative costs. This category of costs represented 18.9% of total revenue for 2005, up from 17.9% in 2004. This increase is primarily attributable to additional sales and recruiting resources throughout the first three quarters of 2005. We are committed to continuing to manage this category of expense to the right level for the Company.

Amortization of Intangible Assets

Amortization of intangible assets increased during 2005 as a result of our acquisitions of WireSpeed in January 2005 and Redwood in April 2005.

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

Restructuring Costs and Other Severance Related Costs

We recorded restructuring and severance related costs of $3.9 million during 2005. Of this amount, $1.6 million related to workforce reductions and severance. The remaining $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) for locations where we had chosen to downsize or exit completely.

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

Income Taxes

During 2005 we recorded $50,000 of income tax expense related to subsidiaries where profitability was achieved and state taxes were due. We recorded no income tax benefit associated with our net loss because the benefit created by our operating loss has been negated by the establishment of additional reserves against our deferred assets.

Personnel

Our technical consulting staff levels finished the year at about the same level as where we started. This number excludes headcount of our subsuppliers and headcount from Medical Concepts Staffing, our medical staffing business, which accounts for an immaterial amount of our revenue.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.

(Dollars in thousands)	December 30, 2006	December 31, 2005	Increase (Decrease)	Percentage Increase (Decrease)

Cash and cash equivalents	$179	$64	$115	179.7%
Accounts receivable	64,196	66,968	(2,772)	(4.1)
Other current assets	2,484	2,383	101	4.2
Total current assets	66,859	69,415	(2,556)	(3.7)

Accounts payable	24,411	24,581	(170)	(0.7)
Salaries and vacations	7,416	8,260	(844)	(10.2)
Line of credit	2,661	5,000	(2,339)	(46.8)
Restructuring accruals - current	385	971	(586)	(60.4)
Other current liabilities	3,145	4,421	(1,276)	(28.9)

Total current liabilities	38,018	43,233	(5,215)	(12.1)

Working capital	$28,841	$26,182	$2,659	10.2%
Current ratio	1.76	1.61	.15	9.3

Total shareholders’ equity	$55,734	$56,312	$(578)	(1.0%)

Cash Requirements

The day-to-day operation of our business requires a significant amount of cash flow. During fiscal year 2006, we made total payments of approximately $194.2 million to pay our employees wages, benefits, and associated taxes. We also made payments of approximately $98.1 million to pay vendors who provided billable technical resources to our clients through us. Finally, we made payments of approximately $57.4 million to fund general operating expenses such as employee expense reimbursement, office space rental and utilities.

The cash to fund these significant payments comes almost exclusively from our collection of amounts due for services rendered to our clients (approximately $349.8 million in fiscal year 2006). Generally, payments made to fund the day-to-day operation of our business are due and payable regardless of the rate of cash collections from our clients. While we do not anticipate such an occurrence, a significant decline in the rate of collections from our clients, or an inability of the Company to timely invoice and therefore collect from our clients, could rapidly increase our need to borrow to fund the operations of our business.

Sources and Uses of Cash/Credit Facility

Cash and cash equivalents increased by $115,000 from December 31, 2005 to December 30, 2006 while the outstanding debt on our line of credit decreased from to $5.0 million at December 31, 2005 to $2.7 million at December 30, 2006. Generally, our primary need for working capital is to support accounts receivable resulting from our business and to fund the time lag between payroll disbursement, a bi-weekly occurrence, and receipt of fees billed to clients. Historically, we have been able to support internal growth in our business with internally generated funds. If we are unable to return to profitability, or if we choose to utilize cash for other purposes, we would expect our need to borrow to increase.

Working capital at December 30, 2006 increased from December 31, 2005 as a result of the conversion of certain long-term investment assets to cash, and very tight control over capital expenditures.

At December 30, 2006 we had borrowings of $2.7 million under the asset-based revolving credit agreement described below. At December 30, 2006, the total available under this credit facility, which fluctuates based on our level of eligible accounts receivable, was $37.3 million. Borrowings under the credit agreement are secured by all of the Company’s assets.

We believe funds generated from our business and credit available under our credit facility will be adequate to meet demands placed upon our resources by our operations and capital investments.

Effective April 11, 2002, we entered into an asset-based revolving credit agreement with GE Capital. Total availability under this credit agreement is $45.0 million. We must take advances or pay down the outstanding balance daily. We can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The agreement restricts, among other things, the payment of dividends and capital expenditures. The credit agreement, as amended, expires in January 2010, requires a commitment fee of .25% of the unused portion of the line, and an annual administration fee of $25,000. The credit agreement carries an interest rate on daily advances equal to the Wall Street Journal’s “Prime Rate” (8.25% on December 30, 2006) and on fixed-term advances equal to the LIBOR rate plus 2.0%.

Contractual Obligations

The Company leases office facilities under non-cancelable operating leases. Deferred compensation is payable to participants in accordance with the terms of individual contracts. The Company’s line of credit, with an outstanding balance of $2.7 million at December 30, 2006, expires on January 20, 2010. The Company will incur interest expense on all amounts outstanding on this line of credit at a variable interest rate. Minimum future obligations on operating leases and deferred compensation agreements at December 30, 2006, are as follows:

(In thousands)	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total

Line of Credit:	--	--	$2,661	--	$2,661

Operating Leases	$4,188	$5,476	3,982	$795	14,441

Deferred Compensation	208	1,174	280	865	2,527

Total	$4,396	$6,650	$6,923	$1,660	$19,629

New Accounting Pronouncements and Interpretations

In December 2004, the Financial Accounting Standards Board issued a revision to SFAS 123, “Share-Based Payment.” The revision requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under APB Opinion No. 25. The Statement was effective for the Company beginning in the first quarter of fiscal 2006. See Note A to the consolidated financial statements for the Company’s disclosure.

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.  Our initial study of the future implementation of FIN 48 concludes that all of our positions will more likely than not be sustained if challenged.  Therefore, it is not necessary for us to recognize any changes to future tax benefits or liabilities. The Company is continuing to evaluate the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued Statement of Financial Standards No. 159 (“SFAS No. 159”), the Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations and financial condition.

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)	December 30, 2006	December 31, 2005

ASSETS

Current assets:
Cash and cash equivalents	$179	$64
Accounts receivable, less allowance for doubtful accounts of $1,423 and $2,106, respectively	64,196	66,968
Prepaid expenses and other current assets	2,484	2,383
Total current assets	66,859	69,415

Property and equipment, net	2,925	4,056
Intangible assets other than goodwill, net of accumulated amortization of $5,550 and $4,497, respectively	11,245	12,298
Goodwill	11,799	11,799
Other assets	3,403	4,436
	$96,231	$102,004

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$24,411	$24,581
Salaries and vacations	7,416	8,260
Line of credit	2,661	5,000
Deferred revenue	1,267	1,645
Restructuring accrual	385	971
Health care reserves and other	1,670	2,242
Deferred compensation	208	534
Total current liabilities	38,018	43,233

Non-current liabilities
Deferred compensation	2,319	1,878
Restructuring accrual	160	581
Total non-current liabilities	2,479	2,459
Commitments (Note H)
Shareholders' equity:
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,695,396 and 24,604,063 shares, respectively	2,469	2,460
Additional capital	22,079	21,606
Retained earnings	31,186	32,246
Total shareholders' equity	55,734	56,312
	$96,231	$102,004

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year
(In thousands except per share amounts)	2006	2005	2004

Revenue:
Professional services provided directly	$261,489	$263,121	$269,610
Professional services provided through subsuppliers	54,902	34,431	55,806
Product sales	30,596	24,746	16,196
Total revenue	346,987	322,298	341,612

Operating expenses:
Salaries, contracted services and direct charges	260,619	240,100	261,005
Cost of product sales	27,149	22,550	14,964
Selling, administrative and other operating costs	58,847	61,053	61,015
Amortization of intangible assets	1,053	982	774
Restructuring and other severance related costs	(51)	3,914	--
Loss on asset disposal	--	1,825	--
Goodwill impairment	--	7,050	--
Expenses related to attempted merger	(327)	2,129	--

Operating (loss) income	(303)	(17,305)	3,854

Non-operating income	20	50	39
Interest expense	736	394	41

(Loss) income before income taxes	(1,019)	(17,649)	3,852

Income taxes	41	50	--

Net (loss) income	$(1,060)	$(17,699)	$3,852

Per common share (basic):
Net (loss) income:	$(.04)	$(.72)	$.16

Per common share (diluted):
Net (loss) income:	$(.04)	$(.72)	$.16

Average common shares outstanding	24,645	24,495	24,212
Average common and common equivalent shares outstanding	24,645	24,495	24,398

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year
(In thousands)	2006	2005	2004

Cash flows from operating activities:
Net (loss) income	$(1,060)	$(17,699)	$3,852

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	2,411	2,763	2,918
Amortization of intangible assets	1,053	982	774
Goodwill impairment	--	7,050	--
Loss on asset disposal	42	1,867	211
Stock based compensation	482	267	101

Change in:
Accounts receivable	2,772	(8,012)	(2,141)
Prepaid expenses	265	604	451
Other assets	667	290	(115)
Accounts payable	(174)	7,424	541
Salaries and vacations	(844)	(580)	1,054
Other accrued expenses	(572)	483	(781)
Deferred revenue	(378)	(13)	(1,108)
Restructuring accrual	(1,007)	1,234	(293)
Deferred compensation	115	(1,718)	414
Net cash provided by (used in) operating activities	3,772	(5,058)	5,878

Cash flows from investing activities:
Property and equipment additions	(1,335)	(2,873)	(2,508)
Payments for acquisitions, net of cash acquired	--	(5,010)	--
Proceeds from property and equipment sales	17	18	18
Net cash used in investing activities	(1,318)	(7,865)	(2,490)

Cash flows from financing activities:
Net change in line of credit	(2,339)	5,000	--
Proceeds from exercise of stock options	--	98	2
Net cash (used in) provided by financing activities	(2,339)	5,098	2

Net increase (decrease) in cash and equivalents	115	(7,825)	3,390

Cash and equivalents at beginning of year	64	7,889	4,499

Cash and equivalents at end of year	$179	$64	$7,889

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$22	$181	$35
Interest	$795	$528	$41

Non-cash Activities:
Value of common stock issued for acquisitions	$--	$1,000	$--
Value of common stock issued for stock awards	$20	$28	$--

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Common Stock	Additional Capital	Deferred Compensation	Retained Earnings	Total Shareholders’ Equity

Balances at January 3, 2004	$2,421	$20,149	--	$46,093	$68,663

Common stock issued - 650 shares upon exercise of stock options	--	2	--	--	2
Issuance of restricted stock - 300,000 shares	--	944	$(944)	--	--
Amortization of deferred compensation	--	--	101	--	101
Net income
(Comprehensive income)	--	--	--	3,852	3,852
Balances at January 1, 2005	2,421	21,095	(843)	49,945	72,618

Common stock issued - 31,975 shares upon exercise of stock options	3	95	--	--	98
Common stock issued - 269,298 shares for acquisitions	27	973	--	--	1,000
Common stock issued - 7,000 shares as stock grants	1	27	--	--	28
Amortization of deferred compensation	8	(8)	267		267
Net loss (Comprehensive loss)				(17,699)	(17,699)
Balance at December 31, 2005	2,460	22,182	(576)	32,246	56,312

Effect of accounting change (SFAS 123R)	--	(576)	576	--	--
Common stock issued - 8,000 shares as stock grants	1	19	--	--	20
Stock compensation expense	--	134	--	--	134
Restricted shares amortization	8	320	--	--	328
Net loss (Comprehensive loss)	--	--	--	(1,060)	(1,060)
Balance at December 30, 2006	$2,469	$22,079	$0	$31,186	$55,734

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

Fiscal year - The Company’s fiscal year ends on the Saturday closest to December 31. References to fiscal years 2006, 2005 and 2004 refer to the fiscal years ended December 30, 2006, December 31, 2005, and January 1, 2005, respectively.

Depreciation - Property and equipment is being depreciated using the straight-line method over the estimated useful lives (1 to 10 years for leasehold improvements and 2 to 10 years for office furniture and equipment) of the assets for financial statement purposes and accelerated methods for income tax purposes.

Financial instruments - In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” management estimates the carrying value of all financial instruments approximate fair value because of the short-term nature of these instruments.

Revenue recognition - The Company recognizes revenue for the staffing business and the majority of our solutions business as services are performed or products are shipped or delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

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

Net (loss) income per share - Basic and diluted earnings per share (EPS) are presented in accordance with SFAS No. 128, "Earnings per Share.” Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The difference between weighted-average common shares and average common and common equivalent shares used in computing diluted EPS is the result of outstanding stock options and restricted stock awards. Options to purchase 2,115,000, 2,349,000 and 2,391,000 shares of common stock were outstanding at the end of fiscal periods 2006, 2005 and 2004, respectively. All such options were excluded from the computation of common stock equivalents in 2006 and 2005 whereas 1,359,000 of such options were excluded in 2004 because they were anti-dilutive.

Cash equivalents - Short-term cash investments in money market accounts are considered to be cash equivalents.

Notes to Consolidated Financial Statements (continued)

Allowance for doubtful accounts - In each accounting period we determine an amount to set aside to cover potentially uncollectible accounts based on our evaluation of accounts receivable for risk associated with a client’s ability to make contractually required payments. Our revenue and accounts receivable are concentrated with large, established companies. IBM and Lexmark represented 19% and 6% of our total revenue for 2006, respectively. IBM and Lexmark represented approximately 24% and 8% of our total accounts receivable balance at December 30, 2006.

Shares reserve - At December 30, 2006, there were approximately 31,777,000 shares reserved for issuance under the stock option plans and the shareholders' rights plan.

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

Other intangible assets - Other intangible assets consist of trade names and customer lists. The customer lists are amortized on a straight-line basis over a period ranging from 4 to 20 years and are scheduled to be fully amortized in 2024. At December 30, 2006, management assessed whether indications of impairment in the value of intangible assets were present. The factors considered by management in performing this assessment included current operating results, trends and prospects, as well as the anticipated effects of demand, competition and other economic factors. No indicators of impairment of our customer list or tradenames were identified at December 30, 2006.

Goodwill assets - SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No, 142) prohibits companies from amortizing purchased goodwill. Instead, we examine our goodwill at least annually to determine if impairment has occurred. Effective September 4, 2004, the Company changed the date at which it performs the annual examination for impairment from the first day of the fiscal year to the last day of our monthly accounting period for August. The change was made in response to significant constraints on our accounting resources during our first fiscal quarter. The Company performed its annual impairment evaluation at September 2, 2006 and found no indication of impairment of the goodwill. During the third quarter 2005 testing the Company determined the goodwill associated with its non-infrastructure solutions reporting unit was impaired. See Note J for a discussion of the impairment charge recorded during the third quarter of 2005.

Derivatives - The Company’s policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases or sales.

Taxes - We account for our sales tax and any other taxes that are collected from our customers and remitted to governmental authorities on a net basis. The assessment collection and payment of these taxes are not reflected on our income statement.

Accounting Pronouncements

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.  Our initial study of the future implementation of FIN 48 concludes that all of our positions will more likely than not be sustained if challenged.  Therefore, it is not necessary for us to recognize any changes to future tax benefits or liabilities. The Company is continuing to evaluate the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

Notes to Consolidated Financial Statements (continued)

In February 2007, the FASB issued Statement of Financial Standards No. 159 (“SFAS No. 159”), the Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations.

Equity Compensation Plans

Analysts International has options outstanding under five equity-based plans. New options may be granted under three of these plans. Under the 1999 Stock Option Plan, the Company may grant options to its employees for up to 1,000,000 shares of common stock. Under the 2000 Stock Option Plan, the Company may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under the 2004 Equity Incentive Plan, the Company may grant incentive options, non-qualified options or restricted stock awards to its employees and non-qualified options or restricted stock awards to its directors for up to 2,000,000 shares of common stock. The Company also has outstanding options under the 1994 Incentive Stock Option Plan and the 1996 Stock Option Plan for Non-Employee Directors. Generally, an option's maximum term is 10 years; the exercise price of each option is equal to the closing market price of the Company's stock on the date of grant; and the options and awards become exercisable or vest in annual increments of 25% beginning one year after the date of grant. Exceptions to this general rule are: i) 300,000 options granted in 2004 and 100,000 options granted in each of 2005 and 2006 to Jeffrey P. Baker, the Company’s former President and CEO, with seven-year cliff vesting and subject to certain previously disclosed accelerators, ii) 100,000 restricted shares granted in October, 2004 to Michael J. LaVelle, the Company’s then-CEO and current Chairman and interim CEO, which vest in annual increments of 33% over three years and iii) 250,000 restricted shares granted to Mr. Baker in January 2006 and vesting over five years in the following manner; 25,000 shares in each of the first two years; 50,000 shares in the third year; and 75,000 shares in each of years four and five. As part of Mr. Baker’s resignation (see Footnote L for further discussion of Mr. Baker’s resignation), unvested restricted shares granted to him in January 2006, along with 100,000 unvested shares granted to him at other times, will become fully vested 90 days from the effective date of his resignation (May 14, 2007). Also, at that time, all outstanding options held by Mr. Baker are expected to be forfeited without vesting according to their terms.

Effective December 30, 2005, the Compensation Committee of the Board of Directors of the Company authorized the vesting of all of the Company's then outstanding, unvested stock options granted to directors, officers and employees of the Company, except for the unvested options held by Mr. Baker.

Prior to January 1, 2006, Analysts International applied Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for options. Accordingly, prior to January 1, 2006, no stock-based compensation expense relating to stock options was recognized in the consolidated statements of income, as the exercise price of all option grants was equal to or greater than the market price on the date of grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (123R), requiring the Company to recognize expense related to the fair value of its stock-based compensation awards. The Company elected the modified prospective transition method as permitted by SFAS No. 123R. Accordingly, results from prior periods have not been restated. Under this transition method, stock-based compensation expense for the year ended December 30, 2006 includes:

a)
Compensation expense for all stock-based compensation awards granted prior to December 31, 2005, which were not fully vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation; and

b)	Compensation expense for all stock-based compensation awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Historically for SFAS No. 123 pro forma disclosure on stock-based compensation, the Company reported compensation expense for stock option awards issued to employees over the requisite service period of the award. This policy differs from the policy to be applied to awards granted after the adoption of SFAS No. 123R, which requires that compensation expense be recognized in the Company’s statement of operations. For all awards granted after December 31, 2005, and any unvested awards as of December 31, 2005, compensation expense will be recognized in the Company’s statement of operations over the requisite service period of the award. Total stock option expense included in the Company’s condensed consolidated statements of operations for the fiscal years 2006 and 2005 was $134,510 and $0, respectively. The tax benefit recorded for these same periods was $48,436 and $0, respectively. This tax benefit is offset against our valuation allowance for our deferred tax asset.

Notes to Consolidated Financial Statements (continued)

Prior to the adoption of SFAS No. 123R, the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in its condensed consolidated statements of cash flows. In accordance with SFAS No. 123R, fiscal year 2006, the presentation of the Company’s condensed consolidated statement of cash flows changed to report the excess tax benefits from the exercise of stock options as financing cash flows. There were no excess tax benefits recognized for the twelve months ended December 30, 2006.

The table below illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during fiscal years 2005 and 2004 (in thousands):

	Year Ended December 31, 2005	Year Ended January 1, 2005

Net (loss) gain, as reported	$(17,699)	$3,852
Deduct: Stock-based compensation expense determined under fair value method for all awards(1)	(1,055)	(567)

Net (loss) gain, pro forma	$(18,754)	$3,285

Earnings per share:
Basic - as reported	$(.72)	$.16
Basic - pro forma	(.77)	.14

Diluted - as reported	$(.72)	$.16
Diluted - pro forma	(.77)	.13

(1) For purposes of this pro forma disclosure, the value of the stock-based compensation is amortized to expense on a straight-line basis over the period it is vested.

The following table summarizes the stock option activity for the year ended December 30, 2006:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Outstanding on December 31, 2005	2,348,781	$6.36	6.38	$18,550
Granted	164,000	2.44
Exercised	0	0
Forfeited/Canceled	397,892	7.01

Outstanding on December 30, 2006	2,114,889	5.94	5.75	0
Vested or expected to vest at December 30, 2006	1,614,889	6.84	5.06	0
Exercisable on December 30, 2006	1,566,889	$6.97	4.94	$0

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the market price of the stock on the date of grant) exercised during the years ended December 30, 2006 and December 31, 2005 was $0 and $14,831, respectively.

Notes to Consolidated Financial Statements (continued)

As of December 30, 2006, there was $430,138 of unrecognized compensation expense related to unvested option awards that were expected to vest over a weighted average period of 4.68 years. Approximately $403,000 of this amount related to options held by Mr. Baker which, following his resignation, are no longer expected to vest.

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted-average grant date fair value of stock options granted during fiscal year 2006 was $1.62, and during the fiscal year 2005 was $2.49.

	The Twelve-Month Period Ended
Black-Scholes Option Valuation Assumptions(1)	December 30, 2006	December 31, 2005

Risk-free interest rate(2)	4.7 - 5.0%	3.9 - 4.5%
Expected dividend yield	0	0
Expected stock price volatility(3)	43.0 - 74.3	45.1 - 76.0
Expected life of stock options (in years)(4)	5.8	6.4

(1)	Forfeitures are estimated and based on historical experience.
(2)	Based on the U.S. Treasury zero-coupon bond with a term consistent with the expected life of the options.
(3)	Expected stock price volatility is based on historical experience.
(4)	Expected life of stock options is based upon historical experience.

No options were exercised during fiscal year 2006. Net cash proceeds from the exercise of stock options were $96,938 in fiscal year 2005. The actual income tax benefit realized from stock option exercises totaled $480 in fiscal year 2005. This tax benefit is offset against our valuation allowance for our deferred tax asset.

Stock Awards

On June 18, 2004, Jeffrey P. Baker, the Company’s then President was awarded 200,000 shares of restricted stock vesting in annual increments of 25% over four years. On January 3, 2006, Mr. Baker the Company’s then President and CEO was awarded 250,000 restricted shares vesting over five years in the following manner: 25,000 shares vest in each of the first two years, 50,000 shares in the third year and 75,000 shares in each of years four and five. As part of Mr. Baker’s resignation, all remaining unvested restricted shares will become fully vested 90 days from the effective date of his resignation (May 14, 2007).

On October 21, 2004, Michael J. LaVelle, the Company’s then Chairman and CEO and current Chairman and interim CEO was awarded 100,000 shares of restricted stock vesting in annual increments of 33% over three years. Mr. LaVelle remained employed as a consultant to the Company after his retirement as CEO in December 2005 until June 30, 2006. On June 30, 2006, the Compensation Committee of the board of directors of Analysts International Corporation amended the October 21, 2004 restricted stock agreement (the “Agreement”) to provide for the shares to continue to vest as set forth in the Agreement after termination of Mr. LaVelle’s employment. Continued vesting is contingent upon continued service on the Company’s board of directors. This was treated as a modification under FAS 123R.

On January 3, 2006, each of the outside members of the Board of Directors was awarded 1,000 shares of fully vested common stock.

Notes to Consolidated Financial Statements (continued)

The following table summarizes the restricted stock activity for fiscal year 2006:

	Shares	Weighted Average Grant Date Fair Value
Non-vested December 31, 2005	216,667	$3.12
Granted	258,000	2.43
Vested	91,333	2.47
Forfeited	0
Non-vested at December 30, 2006	383,334	2.49

As of December 30, 2006, there was $730,801 of total unrecognized compensation cost related to non-vested restricted stock granted under the 2004 plan. Following the resignation of the Company’s CEO effective February 14, 2007, all of these restricted shares are expected to become fully vested during 2007. The total fair value of shares vested during fiscal years 2006 and 2005 was approximately $225,816 and $234,446, respectively.

B.	Property and Equipment

(In thousands)	December 30, 2006	December 31, 2005

Leasehold improvements	$2,293	$2,846
Office furniture & equipment	15,571	27,789
	17,864	30,635
Accumulated depreciation	(14,939)	(26,579)
	$2,925	$4,056

During the third quarter of 2005 the Company recorded a loss on asset disposal of $1.8 million with respect to software development costs.

C.	Other Intangible Assets

No intangibles were acquired, impaired or disposed of during the year ended December 30, 2006. Other intangibles consisted of the following:

	December 30, 2006			December 31, 2005
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangibles, Net

Customer list	$15,075	$(5,417)	$9,658	$15,075	$(4,364)	$10,711
Trade name	1,720	(133)	1,587	1,720	(133)	1,587

	$16,795	$(5,550)	$11,245	$16,795	$(4,497)	$12,298

During the year ended December 31, 2005 as further discussed in Note K, the Company acquired the assets of WireSpeed Networks, LLC ("WireSpeed”) and Redwood Solutions Corporation (“Redwood”). Part of the assets acquired for each entity included a customer list. The customer lists were valued at $1.1 million and $1.7 million for WireSpeed and Redwood, respectively, and are included in the above numbers.

Notes to Consolidated Financial Statements (continued)

The customer lists are amortized on a straight-line basis over 4 to 20 years and are scheduled to be fully amortized in 2024. Amortization is estimated to be approximately $1.0 million per year through 2008, $900,000 from 2009 to 2015, and under $150,000 from 2016 to 2024. The trade name is considered to have an indefinite life and therefore does not result in any amortization.

D.	Deferred Compensation

Effective December 30, 2005, in response to changes required by the American Jobs Creation Act of 2004, the Company's Board of Directors restated the Company's unfunded deferred compensation plan for executives, referred to by the Company as the Restated Special Executive Retirement Plan (hereinafter the “Plan”). The material terms of the amendment call for the Company to credit the employees’ account balance at a rate of fifteen percent of base pay for all participants, except for the Company's CEO, who will receive employer contributions of twenty percent of base pay. Employee account balances will be subject to a crediting rate equivalent to the 10-year treasury rate plus one to three percent as determined each year by the Board of Directors.

Included in liabilities at December 30, 2006 and December 31, 2005 was $2,527,000 and $2,412,000, respectively, representing the Company's liability under the Plan. This liability is partially funded by life insurance and annuity contracts. Included in other assets at December 30, 2006 and December 31, 2005 were $353,000, and $1,020,000, respectively, representing the carrying value, which approximates market value, of the annuities and insurance cash value. Deferred compensation expense for fiscal years 2006, 2005 and 2004 was approximately $651,000, $593,000, and $920,000, respectively.

The Plan allows participant contributions of up to fifty percent of annual base pay and one hundred percent of incentive bonus, if any. Employer and employee contributions are one hundred percent vested. Additionally, the amended plan allows for discretionary employer contributions with separate vesting schedules if approved by the Compensation Committee. Participants are allowed to choose between lump sum distribution or one hundred twenty months of payments and a date of distribution for employee and employer contributions, subject to the “one-year, five-year” rule and other deferred compensation rules issued by the Internal Revenue Service. Key employees are not allowed to take distribution for six months after separation from service. Hardship distributions from the Plan are not allowed, and deferral elections will be canceled following any participant's hardship distribution from his or her 401(k) account. The Plan provides that upon a change in control, a rabbi trust will be funded, and payments will be made if the Plan is subsequently terminated within twelve months of a change in control or due to a participant's right to take distribution upon a separation from service.

E.	Line of Credit

Effective April 11, 2002, the Company consummated an asset-based revolving credit facility with GE Capital Corporation which provides us with up to $45.0 million of availability. At December 30, 2006, total availability under this credit facility, which fluctuates based on our level of eligible accounts receivable, was $37.3 million. At December 30, 2006, we had borrowings of $2.7 million. Borrowings under this credit agreement are secured by all of the Company’s assets. The Company must take advances or pay down the outstanding balance daily. The Company can, however, choose to request fixed-term advances of one, two, or three months for a portion of the outstanding balance on the line of credit. The credit facility, as amended, requires a commitment fee of .25% of the unused portion of the facility, and an annual administration fee of $25,000. The facility carries an interest rate on daily advances equal to the Wall Street Journal’s “Prime Rate” (8.25% on December 30, 2006) and on fixed-term advances equal to the LIBOR rate plus 2.0%. The agreement restricts, among other things, the payment of dividends and capital expenditures.

Effective January 20, 2006, the Company amended the revolving credit agreement extending the expiration date from October 31, 2006 to January 20, 2010. The modifications included the elimination of certain reserves in calculating the amount the Company can borrow under the facility and changes to the definition of eligible receivables.

Notes to Consolidated Financial Statements (continued)

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

G.	Income Taxes

The provision for income tax expense (benefit) was as follows:

	Fiscal Year
(In thousands)	2006	2005	2004

Currently payable:
Federal	$--	$--	$--
State	41	50	--
	41	50	0

Deferred:
Federal	(169)	(5,360)	1,581
State	(25)	(788)	233
	(194)	(6,148)	1,814
Valuation allowance for deferred tax asset	194	6,148	(1,814)
	0	0	0

Total:	$41	$50	$0

Notes to Consolidated Financial Statements (continued)

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	December 30, 2006	December 31, 2005

Deferred compensation	$986	$941
Accrued vacation and compensatory time	388	465
Accrued reorganization costs	212	605
Self insured healthcare reserves	101	(89)
Allowance for doubtful accounts	622	889
Depreciation	1,105	625
Capital loss carry-forward	1,148	1,148
Goodwill and other intangibles	3,822	4,904
State net operating loss carry forwards	767	767
Federal net operating loss carry forward	5,712	4,614
Non-income tax accrual	248	0
A/P accruals	224	0
Prepaid insurance	(103)	(98)
Charitable contributions	540	531
Gain/loss on disposal	(420)	63
Other	64	(143)
Valuation allowance	(12,820)	(12,626)

Net deferred tax assets	$2,596	$2,596

Whereof:
Current	347	$261
Non-current	2,249	2,335
	$2,596	$2,596

The federal net operating loss (NOL) carry forward benefits of approximately $857,000, $62,000, $3,554,000 and $1,239,000 expire in 2023, 2024, 2025, and 2026, respectively. The approximate state NOL carry forward benefits expire as follows: $141,000 in 2007, $144,000 in 2008 through 2010, $426,000 in 2011 through 2020 and $387,000 in 2021 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

	Fiscal Year
(In thousands)	2006	2005	2004

Income (benefit) tax at statutory federal rate	$(346)	$(6,177)	$1,349
State and local taxes, net of federal benefit	(34)	(459)	100
Valuation allowance for deferred tax asset	194	6,148	(1,814)
Meals and Entertainment	176	192	215
Goodwill	(22)	(23)	(23)
Cash surrender value of life insurance	(19)	26	(15)
Other	92	343	188

Total tax provision	$41	$50	$0

Notes to Consolidated Financial Statements (continued)

H.	Commitments

At December 30, 2006 aggregate net minimum rental commitments under non-cancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)

Year ending December	2007	$4,679
	2008	3,390
	2009	2,140
	2010	2,074
	Later	2,702
		14,985

Less: sublease contracts		544

Total minimum obligation		$14,441

Rent expense, primarily for office facilities, for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005 were $3,982,000, $5,127,000, and $5,250,000, respectively.

Analysts International has compensation arrangements with its corporate officers and certain other employees which provide for certain payments in the event of a change of control of the Company.

The Company also sponsors a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pre-tax earnings, subject to IRS maximum contribution amounts. After one year of employment, we make matching contributions for non-highly compensated participants in the form of Company stock of 18% of a participant’s first 15% of pre-tax contributions. Matching contributions vest at the rate of 20% per year and are fully vested after five years of service. We made matching contributions for fiscal years 2006, 2005, and 2004 in the amount of approximately $515,000, $513,000, and $580,000, respectively.

I.	Restructuring and Other Severance Related Costs

A summary of the restructuring charge and subsequent activity in the restructuring accrual account, which is included in other current and other non-current liabilities, is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total

Balance at January 3, 2004	$--	$611	$611
Cash expenditures	--	(293)	(293)
Non-cash charges	--	--	--

Balance at January 1, 2005	$--	$318	$318
Additional restructuring charge	1,656	2,258	3,914
Cash expenditures	(1,612)	(429)	(2,041)
Write-off of deferred leasehold costs	--	(578)	(578)
Non-cash charges	--	(61)	(61)

Balance at December 31, 2005	$44	$1,508	$1,552
Cash expenditures	(44)	(896)	(940)
Non-cash charges	--	(67)	(67)
Balance at December 30, 2006	$0	$545	$545

Notes to Consolidated Financial Statements (continued)

During 2005, the Company recorded restructuring and severance related charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where the Company has chosen to downsize or exit completely.

The Company believes the reserve is currently adequate. Negative sublease activity in the future, including any defaults of existing subleases or an inability to negotiate favorable early termination agreements could create the need for future adjustments to this reserve.

J. Goodwill

SFAS No. 142 prohibits companies from amortizing purchased goodwill and certain indefinite-lived intangible assets. Instead companies must test such assets for impairment at least annually.

At September 3, 2005, the Company evaluated goodwill pursuant to SFAS No. 142 and found indication of impairment of the goodwill related to the non-infrastructure solutions reporting unit. Accordingly, the Company completed the impairment testing during the third quarter and recognized an impairment charge of $7.1 million. During 2006, the Company again evaluated goodwill for indications of impairment and determined no indications of impairment existed.

K.	Business Acquisitions

WireSpeed Networks, LLC - On January 6, 2005, the Company acquired the assets of WireSpeed Networks, LLC for $2.0 million in cash and 103,093 shares of common stock valued at $400,000. The common stock and $250,000 in cash were placed in escrow to be paid to the principals of WireSpeed over the next three years. In addition, the purchase agreement contains a maximum payout of an additional $2.8 million in earn-out consideration over four years, contingent upon the achievement of aggressive financial targets. No amounts were earned under the earn-out consideration in 2005 or 2006.

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

WireSpeed Networks LLC was a Cincinnati-based company specializing in IP telephony and wireless networking. WireSpeed's assets, employees and service offerings have been integrated into Analysts International's IP Telephony Infrastructure Solutions Group, extending and enhancing the Company's offerings in this rapidly growing area.

Redwood Solutions Corporation - On April 4, 2005, the Company acquired the assets of Redwood for $3.4 million in cash and 166,205 shares of common stock valued at $600,000. The common stock and $900,000 in cash were placed in escrow to be paid to the principals of Redwood over the next four years. In addition, the purchase agreement contains an earn-out clause over four years, contingent upon the achievement of aggressive financial targets. No amounts were earned under the earn-out consideration in 2005 or 2006.

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

Notes to Consolidated Financial Statements (continued)

L.	Subsequent Events

On February 14, 2007, Analysts International Corporation (the “Company”) announced that Jeffrey P. Baker, its President and Chief Executive Officer, had tendered his resignation to the company’s Board of Directors, effective immediately. On February 15, 2007, the Company’s Board of Directors accepted Mr. Baker’s resignation and appointed Michael J. LaVelle, to serve as the Company’s Interim President and Chief Executive Officer. Following termination of his employment on May 14, 2007, 325,000 shares of unvested, restricted stock will become fully vested, and 500,000 shares of unvested stock options will be forfeited according to their original terms. These events are expected to result in the recording of equity-based compensation amounts of approximately $610,000 during the first quarter of 2007. In addition, six months following his termination of employment, deferred compensation amounts totaling $132,183 at December 30, 2006 and classified as non-current, will become due and payable to him.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the “Company”) as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 30, 2006, December 31, 2005 and January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Analysts International Corporation
Minneapolis, Minnesota

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Analysts International Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended December 30, 2006 of the Company and our reports dated March 15, 2007 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule and included an explanatory paragraph relating to the change in accounting for stock-based compensation in 2006 described in Note A.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 15, 2007

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

Dated: March 15, 2007	By:	/s/ Michael J. LaVelle
Michael J. LaVelle
Interim President and Chief Executive Officer

Dated: March 15, 2007	By:	/s/ David J. Steichen
David J. Steichen
Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 30, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 30, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Dated: March 15, 2007	By:	/s/ Michael J.LaVelle
Michael J. LaVelle
Interim President and Chief Executive Officer

Dated: March 15, 2007	By:	/s/ David J. Steichen
David J. Steichen
Chief Financial Officer

Stock Data

	Market Range
Fiscal Year Ended December 30, 2006	High	Low	Close

Fourth Quarter	$2.26	$1.69	$1.87
Third Quarter	2.47	1.79	2.11
Second Quarter	2.87	1.99	2.00
First Quarter	3.00	2.37	2.79

Fiscal Year Ended December 31, 2005

Fourth Quarter	$2.74	$2.24	$2.40
Third Quarter	4.00	2.56	2.65
Second Quarter	3.91	2.75	3.41
First Quarter	4.10	3.33	3.75

The Company’s common shares are traded on The NASDAQ Stock Market® under the symbol ANLY. As of March 12, 2007, there were approximately 1,050 shareholders of record. The above table sets forth for the periods indicated the market prices for the Company's Common Stock as reported by NASDAQ.

The Company’s current debt arrangement prohibits the payment of dividends. The Company currently has no intention of reinstating a dividend paying policy.

Sales of Unregistered Securities

On January 6, 2005, the Company acquired the assets of WireSpeed Networks, LLC. The Company issued 103,093 of its common stock, having an aggregate value of $400,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of WireSpeed Networks, LLC over a three-year period. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

On April 4, 2005, the Company acquired the assets of Redwood Solutions Corporation. The Company issued 166,205 of its common stock, having an aggregate value of $600,000, to an escrow account. The shares will be distributed on a pro rata basis from the escrow account to the Principals of Redwood Solutions Corporation over a four-year period. These shares were not registered under the Securities Act of 1933. The unregistered shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a sale by the Company not involving a public offering. No underwriters were involved with such issuance of common stock.

Five Year Financial Summary

(In thousands except per share amounts	Fiscal Year
and number of personnel)	2006	2005	2004	2003	2002

Revenue:
Professional services provided directly	$261,489	$263,121	$269,610	$266,175	$312,085
Professional services provided through subsuppliers	54,902	34,431	55,806	50,543	98,578
Product sales	30,596	24,746	16,196	15,181	15,497
Total revenue	346,987	322,298	341,612	331,899	426,160

Salaries, contracted services and direct charges	260,619	240,100	261,005	256,643	339,016
Cost of product sales	27,149	22,550	14,964	14,562	14,699
Selling, administrative and other operating costs	58,847	61,053	61,015	61,511	73,694
Amortization of goodwill and other intangible assets	1,053	982	774	773	785
Loss on sale of corporate headquarters(1)	--	--	--	--	1,860
Restructuring and other severance related costs(4)	(51)	3,914	--	--	--
Loss on Disposal(5)	--	1,825	--	--	--
Goodwill Impairment(6)	--	7,050	--	--	--
Merger Related Expenses	(327)	2,129	--	--	--
Non-operating income	20	50	39	79	122
Loss on investment	--	--	--	--	190
Interest expense	736	394	41	13	1,042
Loss on debt extinguishment(2)	--	--	--	--	744
Income taxes (benefit) and minority interest	41	50	--	--	(1,106)
Net (loss) income before cumulative effect of change in accounting for goodwill	$(1,060)	$(17,699)	$3,852	$(1,524)	$(4,642)

Cumulative effect of change in accounting for goodwill(3)	--	--	--	--	16,389

Total assets	$96,231	$102,004	$105,677	$101,895	$106,744
Long-term liabilities	2,479	2,459	3,637	4,038	3,605
Shareholders’ equity	$55,734	$56,312	$72,618	$68,663	$70,166

Per share data:
Net (loss) income before cumulative effect of change in accounting for goodwill (basic)	(.04)	(.72)	.16	(.06)	(.19)
Net (loss) income before cumulative effect of change in accounting for goodwill (diluted)	(.04)	(.72)	.16	(.06)	(.19)
Cash dividends	.00	.00	.00	.00	.00
Shareholders’ equity	2.26	2.29	3.00	2.84	2.90

Average common shares outstanding	24,645	24,495	24,212	24,201	24,198
Average common and common equivalent shares outstanding	24,645	24,495	24,398	24,201	24,198

Number of Personnel	2,984	3,095	3,015	3,000	3,075

(1)On May 15, 2002, we completed the sale of our Corporate headquarters building. The net proceeds of the sale were $16,380,000. The Company recorded a $1,860,000 loss on the sale. The Company remains a major tenant in the building.
(2)During 2002, we used an advance under our line of credit to pay the outstanding balance of senior notes ($19,100,000 including make-whole obligations). Repayment of the senior notes resulted in a loss on the early extinguishment of debt of $744,000 in 2002.
(3)In preparation for the adoption of FAS No. 141 and FAS No. 142, we evaluated our goodwill and intangible assets acquired prior to June 30, 2001, the effective date of FAS No. 141, using the criteria of FAS No. 141. This evaluation resulted in $1,080,000 of other intangibles (comprised entirely of assembled workforce intangibles) being subsumed into goodwill at January 1, 2002, and, based on impairment tests, we recognized a transitional impairment loss of $16,389,000 in the first quarter of 2002 to reduce the carrying value of goodwill.
(4)During 2005, the Company recorded restructuring and severance related charges of $3.9 million. Of these charges, $1.6 million related to workforce reductions and $2.3 million related to lease obligations and abandonment costs (net of sub-lease income) in locations where the Company has chosen to downsize or exit completely.
(5)During the third quarter of 2005, the Company recorded a loss on asset disposal of $1.8 million with respect to software development costs.
(6)At September 3, 2005, the Company evaluated goodwill pursuant to SFAS No. 142 and found indication of impairment of the goodwill related to the non-infrastructure solutions reporting unit. Accordingly, the Company completed the impairment testing during the third quarter and recognized an impairment charge of $7.1 million.

Quarterly Revenues and Income

The following table sets forth certain statements of operations data for each of the quarters indicated below, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

	Quarter Ended (unaudited)
(In thousands except per share amounts)	April 1	July 1	September 30	December 30	Total

Fiscal 2006

Total revenue	$86,841	$87,906	$85,480	$86,760	$346,987
Gross margin	15,201	14,683	14,697	14,637	59,218
(Loss) Income before income taxes	267	(250)	(512)	(524)	(1,019)
Income taxes (benefit)	13	8	10	10	41
Net (loss) income	254	(258)	(522)	(534)	(1,060)
Net (loss) income per share (basic and diluted)	.01	(.01)	(.02)	(.02)	(.04)

	Quarter Ended (unaudited)
(In thousands except per share amounts)	April 2	July 2	October 1	December 31	Total

Fiscal 2005

Total revenue	$79,099	$79,104	$78,244	$85,851	$322,298
Gross margin	14,925	15,408	14,163	15,152	59,648
(Loss) income before income taxes	(706)	(2,375)	(15,584)	1,016	(17,649)
Income taxes (benefit)	--	--	--	50	50
Net (loss) income	(706)	(2,375)	(15,584)	966	(17,699)
Net (loss) income per share (basic and diluted)	(.03)	(.10)	(.63)	.04	(.72)

[INSIDE BACK COVER]

Corporate Information

Board of Directors	Officers	10-K and Other Reports Available

Inside Directors Michael J. LaVelle Chairman of the Board	Michael J. LaVelle Interim President and Chief Executive Officer David J. Steichen Chief Financial Officer and Treasurer
A copy of the Company's 2006 Annual Report on Form 10-K and other reports, filed with the Securities and Exchange Commission, is available to security holders without charge upon request to the Treasurer at:

Outside Directors
Brigid A. Bonner Senior Vice President United Health Group	Colleen M. Davenport Secretary and General Counsel John D. Bamberger Senior Vice President, Solutions	Analysts International Corporation 3601 West 76th Street Minneapolis, Minnesota 55435-3000 or the Investor Relations page of the Company’s website

Willard A. Brittain Chairman and Chief Executive Officer, Professional Resources on Demand Krzysztof K. Burhardt Partner, Clotho & Associates	Paulette M. Quist Senior Vice President, Business Development and Strategy Angelia Smith-Brekke Senior Vice President, Staffing	Stock Transfer Agent Computershare Trust Company, N. A. P.O. Box 43078 Providence, Rhode Island 02940-3023

Michael B. Esstman General Partner, Esstman Investments, Ltd. and Retired Senior Vice President, GTE Corporation	David H. Jenkins Chief Information Officer Michael Souders Senior Vice President, Solutions	Shareholder Inquiries: 800-254-5196 http://www.Computershare.com
Independent Auditors
Margaret A. Loftus Principal, Loftus Brown-Wescott, Inc. Robb L Prince Retired Vice President and Treasurer, Jostens, Inc.		Deloitte & Touche LLP Minneapolis, Minnesota
World Wide Web Address

http://www.analysts.com
Founder Frederick W. Lang Founder of Analysts International

[BACK COVER]

Analysts International Corporation

3601 West 76th Street

Minneapolis, Minnesota 55435-3000

Phone: 952-835-5900
www.analysts.com